As filed with the Securities and Exchange Commission on February 27, 2014

Registration No. 333-192985

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HERITAGE FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

Washington	6021	91-1857900
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

201 Fifth Avenue SW

Olympia, WA 98501

(360) 943-1500

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Kaylene M. Lahn

Senior Vice President and Corporate Secretary

Heritage Financial Corporation

201 Fifth Avenue SW

Olympia, WA 98501

(360) 943-1500

With copies to:

John F. Breyer, Jr. Breyer & Associates PC 8180 Greensboro Drive, Suite 785 McLean, Virginia 22102 Telephone: (703) 883-1100 Facsimile: (703) 883-2511	Andrew H. Ognall Lane Powell PC 601 SW Second Avenue, Suite 2100 Portland, Oregon 97204-3158 Telephone: (503) 778-2169 Facsimile: (503) 778-2200

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable following the effectiveness of this Registration Statement, satisfaction or waiver of the other conditions to closing of the merger described herein, and consummation of the merger.

If the securities being registered on this Form are being offered in connection with formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer  ☐

Calculation of Registration Fee

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price(2)	Amount of registration fee
Common Stock, no par value	14,349,349 shares	N/A	$240,714,360	$31,005.00*

*	Previously paid.

(1)	Represents the maximum number of shares of common stock of Heritage Financial Corporation (“Heritage”) estimated to be issuable upon completion of the merger described herein in exchange for shares of the common stock of Washington Banking Company (“Washington Banking”) that are currently outstanding or underlying outstanding stock options. Pursuant to Rule 416, this registration statement also covers additional securities that may be issued as a result of stock splits, stock dividends or similar transactions.

(2)	Calculated in accordance with 457(f)(1), 457(f)(3) and 457(c) under the Securities Act, the proposed maximum aggregate offering price of Heritage’s common stock was calculated based upon the market value of shares of Washington Banking common stock as follows: (A) the product of (1) $17.68, which is the average of the high and low prices per share of Washington Banking common stock on December 16, 2013, as reported on the NASDAQ Global Select Market, multiplied by (2) 16,122,864, which is the estimated maximum number of shares of Washington Banking common stock that may be exchanged in the merger, including shares issuable upon the exercise of outstanding options or other securities to acquire Washington Banking common stock, less (B) the estimated maximum amount of cash consideration to be paid in the merger by Heritage in exchange for shares of Washington Banking common stock (which equals $240,714,360.00).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this joint proxy statement/prospectus is not complete and may be changed. A registration statement relating to the shares of Heritage stock to be issued in the merger has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This joint proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS

DATED FEBRUARY 27, 2014, SUBJECT TO COMPLETION

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Shareholder:

We are pleased to report that the boards of directors of Heritage Financial Corporation, or Heritage, and Washington Banking Company, or Washington Banking, have each approved a merger of our two companies. We believe that this combination will create one of the premier community banking franchises in Western Washington and the Pacific Northwest. Under the merger agreement, Washington Banking will merge with and into Heritage, with Heritage as the surviving corporation. Each outstanding share of Washington Banking common stock, other than dissenting shares, will be converted into the right to receive, promptly following the completion of the merger, 0.89000 of a share of Heritage common stock and $2.75 in cash.

Although the number of shares of Heritage common stock that holders of Washington Banking common stock will receive for the stock portion of the merger consideration is fixed, the market value of those shares will fluctuate with the market price of Heritage common stock and will not be known at the time Washington Banking shareholders vote on the merger agreement. Based on the closing price of Heritage’s common stock of $15.89 on the NASDAQ Global Select Market, or NASDAQ, on October 23, 2013, immediately prior to the public announcement of the merger agreement, the value of the per share merger consideration payable to Washington Banking shareholders was $16.89. Based on the closing price of Heritage’s common stock of $        .        on NASDAQ on                 , 2014, the last trading day before the date of this joint proxy statement/prospectus, the value of the per share merger consideration payable to Washington Banking shareholders was $        . We urge you to obtain current market quotations for Heritage common stock (NASDAQ: trading symbol “HFWA”) and Washington Banking common stock (NASDAQ: trading symbol “WBCO”). Based on the number of shares of Washington Banking common stock currently outstanding and reserved for issuance under various equity plans, the maximum number of shares of Heritage common stock issuable in the merger is expected to be 14,349,349.

Heritage and Washington Banking will each hold a special meeting of their respective shareholders in connection with the merger. Heritage and Washington Banking shareholders will be asked to vote to approve the merger agreement and related matters as described in the attached joint proxy statement/prospectus. Approval of the merger agreement by Heritage and Washington Banking shareholders requires the affirmative vote of the holders of two-thirds of the votes entitled to be cast.

The special meeting of Heritage shareholders will be held on                 , 2014. The special meeting of Washington Banking shareholders will be held on                 , 2014.

Heritage’s board of directors unanimously recommends that Heritage shareholders vote “FOR” approval of the Heritage merger proposal and “FOR” each of the other items to be considered at the Heritage special meeting.

Washington Banking’s board of directors unanimously recommends that Washington Banking shareholders vote “FOR” approval of the Washington Banking merger proposal and “FOR” each of the other items to be considered at the Washington Banking special meeting.

This joint proxy statement/prospectus describes the special meetings of Heritage and Washington Banking, the documents related to the merger and other related matters. Please carefully read this entire joint proxy statement/prospectus, including “Risk Factors,” beginning on page 28, for a discussion of the risks relating to the proposed merger. You also can obtain information about Heritage and Washington Banking from documents that each has filed with the Securities and Exchange Commission.

Brian L. Vance	John L. Wagner
President and Chief Executive Officer Heritage Financial Corporation	President and Chief Executive Officer Washington Banking Company

Neither the Securities and Exchange Commission nor any state securities commission or any bank regulatory agency has approved or disapproved the shares of Heritage stock to be issued in the merger or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of Heritage or Washington Banking, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this joint proxy statement/prospectus is                 , 2014, and is first being mailed or otherwise delivered to the shareholders of Heritage and Washington Banking on or about                 , 2014.

Heritage Financial Corporation

201 Fifth Avenue SW

Olympia, Washington 98501

(360) 943-1500

Notice of Special Meeting of Heritage Financial Corporation Shareholders

•	Date:	, 2014
•	Time:	: a.m., local time
•	Place:	The DoubleTree Hotel,
415 Capitol Way N., Olympia, Washington

To Heritage Financial Corporation Shareholders:

We are pleased to notify you of and invite you to a special meeting of shareholders (which we refer to as the “Heritage special meeting”). At the Heritage special meeting, you will be asked to vote on the following matters:

•	the approval of the Agreement and Plan of Merger, dated as of October 23, 2013, by and between Heritage and Washington Banking Company, pursuant to which Washington Banking will merge with and into Heritage, and the approval of the issuance of Heritage common stock to Washington Banking shareholders in connection with the merger (which we refer to as the “Heritage merger proposal”); and

•	a proposal to adjourn the Heritage special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Heritage merger proposal (which we refer to as the “Heritage adjournment proposal”).

Only holders of record of Heritage common stock as of the close of business on                 , 2014 are entitled to notice of, and to vote at, the Heritage special meeting and any adjournments or postponements of the Heritage special meeting. Approval of the Heritage merger proposal requires the affirmative vote of holders of at least two-thirds of the outstanding shares of Heritage common stock. The Heritage adjournment proposal will be approved if a majority of the votes cast on those proposals at the Heritage special meeting are voted in favor of those proposals.

Heritage’s board of directors has unanimously approved the merger agreement, has determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of Heritage and its shareholders, and unanimously recommends that Heritage shareholders vote “FOR” the Heritage merger proposal, and “FOR” the Heritage adjournment proposal.

Your vote is very important. We cannot complete the merger unless Heritage’s shareholders approve the Heritage merger proposal.

To ensure your representation at the Heritage special meeting, please complete and return the enclosed proxy card or submit your proxy by telephone or via the Internet. Whether or not you expect to attend the Heritage special meeting in person, please vote promptly. If you hold your shares in street name through a bank, broker or other nominee and wish to vote your shares in person at the Heritage special meeting, then you must obtain a legal proxy from the holder of record authorizing you to do so by contacting your bank, broker or other nominee.

The enclosed joint proxy statement/prospectus provides a detailed description of the Heritage special meeting, the Heritage merger proposal, the documents related to the Heritage merger proposal and other related matters. We urge you to read the joint proxy statement/prospectus, including the documents incorporated in the joint proxy statement/prospectus by reference, and its appendices carefully and in their entirety.

By Order of the Board of Directors

Kaylene M. Lahn

Senior Vice President and Corporate Secretary

                , 2014

Olympia, Washington

Washington Banking Company

450 SW Bayshore Drive

Oak Harbor, Washington 98277

(360) 240-6458

Notice of Special Meeting of Washington Banking Company Shareholders

•	Date: , 2014
•	Time: : .m., local time
•	Place: Best Western Harbor Plaza,

33175 State Route 20, Oak Harbor, Washington

To Washington Banking Company Shareholders:

We are pleased to notify you of and invite you to a special meeting of shareholders (which we refer to as the “Washington Banking special meeting”). At the Washington Banking special meeting, you will be asked to vote on the following matters:

•	the approval of the Agreement and Plan of Merger, dated as of October 23, 2013, by and between Heritage Financial Corporation and Washington Banking, pursuant to which Washington Banking will merge with and into Heritage (which we refer to as the “Washington Banking merger proposal”);

•	a proposal to adjourn the Washington Banking special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Washington Banking merger proposal (which we refer to as the “Washington Banking adjournment proposal”); and

•	the approval, on an advisory (non-binding) basis, of compensation that may become payable to certain executive officers of Washington Banking in connection with the merger (which we refer to as the “Washington Banking compensation proposal”).

Only holders of record of Washington Banking common stock as of the close of business on             , 2014 are entitled to vote at the Washington Banking special meeting and any adjournments or postponements of the Washington Banking special meeting. Approval of the Washington Banking merger proposal requires the affirmative vote of holders of at least two-thirds of the outstanding shares of Washington Banking common stock. The Washington Banking adjournment proposal and Washington Banking compensation proposal will be approved if a majority of the votes cast on those proposals at the Washington Banking special meeting are voted in favor of those proposals.

Washington Banking’s board of directors has unanimously approved the merger agreement, has determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of Washington Banking and its shareholders, and unanimously recommends that Washington Banking shareholders vote “FOR” the Washington Banking merger proposal, “FOR” the Washington Banking adjournment proposal and “FOR” the Washington Banking compensation proposal.

Your vote is very important. We cannot complete the merger unless Washington Banking’s shareholders approve the Washington Banking merger proposal.

To ensure your representation at the Washington Banking special meeting, please complete and return the enclosed proxy card or submit your proxy by telephone or via the Internet. Whether or not you expect to attend the Washington Banking special meeting in person, please vote promptly. If you hold your shares in street name through a bank, broker or other nominee and wish to vote your shares in person at the Washington Banking special meeting, then you must obtain a legal proxy from the holder of record authorizing you to do so by contacting your bank, broker or other nominee.

The enclosed joint proxy statement/prospectus provides a detailed description of the Washington Banking special meeting, the Washington Banking merger proposal, the documents related to the Washington Banking merger proposal and other related matters. We urge you to read the joint proxy statement/prospectus, including the documents incorporated in the joint proxy statement/prospectus by reference, and its appendices carefully and in their entirety.

In connection with the merger, Washington Banking shareholders will have the opportunity to exercise dissenters’ rights in accordance with the procedures specified in the Washington Business Corporation Act (Chapter 23B.13 of the Revised Code of Washington (“RCW” and “RCW Chapter 23B.13”)). RCW Chapter 23B.13 is included in the accompanying joint proxy statement/prospectus as Appendix D. Prior to the vote on the Washington Banking merger proposal, Washington Banking shareholders who wish to assert dissenters’ rights must notify the Corporate Secretary of Washington Banking of their intent to dissent. For information on how Washington Banking shareholders may perfect their right to dissent on the Washington Banking merger proposal, see the section of this joint proxy statement/prospectus entitled “The Merger – Washington Banking Shareholder Dissenters’ Rights” on page 86. A dissenting shareholder who follows the required procedures may receive cash in an amount equal to the fair value of his or her shares of Washington Banking common stock in lieu of the merger consideration provided for under the merger agreement. A shareholder who chooses to dissent pursuant to RCW Chapter 23B.13 may provide the required notice specified therein to Washington Banking’s principal executive offices at 450 SW Bayshore Drive, Oak Harbor, Washington 98277. For additional details about dissenters’ rights, please refer to the section entitled “The Merger—Washington Banking Shareholder Dissenters’ Rights” on page 86 and Appendix D in the accompanying joint proxy statement/prospectus.

By Order of the Board of Directors

Shelly L. Angus

Senior Vice President and Corporate Secretary

                , 2014

Oak Harbor, Washington

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about Heritage and Washington Banking from documents filed with the Securities and Exchange Commission, or the SEC, that are not included in or delivered with this joint proxy statement/prospectus. You can obtain any of the documents filed with or furnished to the SEC by Heritage and/or Washington Banking at no cost from the SEC’s website at http://www.sec.gov. You may also request copies of these documents, including documents incorporated by reference in this joint proxy statement/prospectus, at no cost by contacting the appropriate company:

Heritage Financial Corporation	Washington Banking Company
201 Fifth Avenue SW	450 SW Bayshore Drive
Olympia, Washington 98501	Oak Harbor, Washington 98277
Attention: Kaylene M. Lahn, Senior Vice President and Corporate Secretary (360) 943-1500	Attention: Shelly L. Angus, Senior Vice President and Corporate Secretary (360) 240-6458

You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five business days before the date of your company’s special meeting. This means that Heritage shareholders requesting documents must do so by             , 2014, in order to receive them before the Heritage special meeting, and Washington Banking shareholders requesting documents must do so by             , 2014, in order to receive them before the Washington Banking special meeting.

You should rely only on the information contained in, or incorporated by reference into, this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated             , 2014, and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of the document that includes such information. Neither the mailing of this document to Heritage shareholders or Washington Banking shareholders nor the issuance by Heritage of shares of Heritage stock in connection with the merger will create any implication to the contrary.

Information on the websites of Heritage or Washington Banking, or any subsidiary of Heritage or Washington Banking, is not part of this document or incorporated by reference herein. You should not rely on that information in deciding how to vote.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this document regarding Heritage has been provided by Heritage and information contained in this document regarding Washington Banking has been provided by Washington Banking.

See “Where You Can Find More Information” on page 132 for more details.

i

ii

EXPERTS	131
FUTURE SHAREHOLDER PROPOSALS	131
Heritage	131
Washington Banking	132

WHERE YOU CAN FIND MORE INFORMATION	132

APPENDICES

A Agreement and Plan of Merger, dated as of October 23, 2013, by and between Heritage Financial Corporation and Washington Banking Company
B Opinion of D.A. Davidson & Co.
C Opinion of Sandler O’Neill & Partners, L.P.
D RCW Chapter 23B.13 of the Washington Business Corporation Act

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETINGS

The following are some questions that you may have about the merger and the special meetings, and brief answers to those questions. We urge you to read carefully the entire joint proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger and the special meetings. Additional important information is contained in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” on page 132.

Unless the context otherwise requires, throughout this document, “Heritage” refers to Heritage Financial Corporation, “Washington Banking” refers to Washington Banking Company and “we,” “us” and “our” refers collectively to Heritage and Washington Banking.

Q:	What is the merger?

A:	Heritage and Washington Banking have entered into an Agreement and Plan of Merger, dated as of October 23, 2013 (which we refer to as the “merger agreement”), pursuant to which Washington Banking will be merged with and into Heritage, with Heritage continuing as the surviving corporation (we refer to this transaction as the “merger”). Immediately following the merger, Washington Banking’s wholly owned subsidiary bank, Whidbey Island Bank, will merge with Heritage’s wholly owned subsidiary bank, Heritage Bank (we refer to this transaction as the “bank merger”). A copy of the merger agreement is attached to this joint proxy statement/prospectus as Appendix A.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	We are delivering this document to you because you are a shareholder of either Heritage or Washington Banking and this document is a joint proxy statement being used by both the Heritage and Washington Banking boards of directors to solicit proxies of their respective shareholders in connection with approval of the merger and related matters. This document is also a prospectus that is being delivered to Washington Banking shareholders because Heritage is offering shares of its stock to Washington Banking shareholders in connection with the merger.

The merger cannot be completed unless the shareholders of Heritage approve the merger agreement and the issuance of Heritage stock in the merger (which we refer to as the “Heritage merger proposal”) and the shareholders of Washington Banking adopt the merger agreement (which we refer to as the “Washington Banking merger proposal”).

Q:	In addition to the Heritage merger proposal, what else are Heritage shareholders being asked to vote on?

A:	Heritage is soliciting proxies from its shareholders with respect to one additional proposal; completion of the merger is not conditioned upon approval of this additional proposal:

•	a proposal to adjourn the Heritage special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Heritage merger proposal (which we refer to as the “Heritage adjournment proposal”).

Q:	In addition to the Washington Banking merger proposal, what else are Washington Banking shareholders being asked to vote on?

A:	Washington Banking is soliciting proxies from holders of its common stock with respect to two additional proposals; completion of the merger is not conditioned upon approval of either of these additional proposals:

•	a proposal to adjourn the Washington Banking special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Washington Banking merger proposal (which we refer to as the “Washington Banking adjournment proposal”); and

•	a proposal to approve, on an advisory (non-binding) basis, the compensation that certain executive officers of Washington Banking may receive that is based on or otherwise relates to the merger (which we refer to as the “Washington Banking compensation proposal”).

Q:	What will Washington Banking shareholders receive in the merger?

A:	Each outstanding share of Washington Banking common stock (except for dissenting shares) will be converted into the right to receive, promptly following the completion of the merger, 0.89000 of a share of Heritage common stock and $2.75 in cash (which we refer to as the “merger consideration”). Heritage will not issue any fractional shares of Heritage common stock in the merger. Washington Banking shareholders who would otherwise be entitled to a fractional share of Heritage common stock upon completion of the merger will instead receive an amount in cash equal to the fractional share interest multiplied by the average of the volume weighted price (rounded to the nearest one ten thousandth) of Heritage common stock on NASDAQ for the ten trading days ending on the trading day immediately preceding the trading day the merger is completed (which we refer to as the “average Heritage common stock price”).

Because the number of shares of Heritage common stock that holders of Washington Banking common stock will receive is fixed, the market value of the stock portion of the merger consideration will fluctuate with the market price of Heritage common stock and will not be known at the time Washington Banking shareholders vote on the merger agreement.

Q:	What will Heritage shareholders receive in the merger?

A:	Heritage shareholders will retain their shares, they will not receive any consideration for their shares in the merger. If you are a Heritage shareholder, each share of Heritage common stock that you hold before the merger will continue to represent one share of Heritage common stock after the merger.

Q:	How will the merger affect outstanding Washington Banking stock options and restricted stock unit awards?

A:	The outstanding Washington Banking stock options and restricted stock unit awards will be affected as follows:

Stock Options. Each option granted by Washington Banking to purchase shares of Washington Banking common stock will be converted into an option to purchase Heritage common stock on the same terms and conditions as were applicable prior to the merger, subject to adjustment of the exercise price and the number of shares of Heritage common stock issuable upon exercise of such option based on the per share value of the merger consideration. All outstanding options granted by Washington Banking are fully vested.

Restricted Stock Unit Awards. Each restricted stock unit award in respect of a share of Washington Banking common stock will fully vest at the effective time of the merger and will be converted into a restricted stock unit award in respect of the number of shares of Heritage common stock on the same terms and conditions as were applicable prior to the merger, adjusted based on the per share value of the merger consideration.

Q:	How does Heritage’s board of directors recommend that I vote at the Heritage special meeting?

A:	After careful consideration, Heritage’s board of directors unanimously recommends that you vote “FOR” the Heritage merger proposal, and “FOR” the Heritage adjournment proposal.

Each of the directors and executive officers of Heritage has entered into a voting agreement with Washington Banking, pursuant to which they have agreed to vote “FOR” the Heritage merger proposal, and “FOR” any other matter required to be approved by the shareholders of Heritage to facilitate the transactions contemplated by the merger agreement. For more information regarding the voting agreements, please see the section entitled “The Merger Agreement—Voting and Support Agreements” beginning on page 103.

For a more complete description of Heritage’s reasons for the merger and the recommendations of the Heritage board of directors, please see the section entitled “The Merger—Heritage’s Reasons for the Merger; Recommendation of Heritage’s Board of Directors” beginning on page 53.

Q:	How does Washington Banking’s board of directors recommend that I vote at the Washington Banking special meeting?

A:	After careful consideration, Washington Banking’s board of directors unanimously recommends that you vote “FOR” the Washington Banking merger proposal, “FOR” the Washington Banking adjournment proposal and “FOR” the Washington Banking compensation proposal.

Each of the directors and executive officers of Washington Banking has entered into a voting agreement with Heritage, pursuant to which they have agreed to vote “FOR” the Washington Banking merger proposal, and “FOR” any other matter required to be approved by the shareholders of Washington Banking to facilitate the transactions contemplated by the merger agreement. For more information regarding the voting agreements, please see the section entitled “The Merger Agreement—Voting and Support Agreements” beginning on page 103.

For a more complete description of Washington Banking’s reasons for the merger and the recommendations of the Washington Banking board of directors, please see the section entitled “The Merger—Washington Banking’s Reasons for the Merger; Recommendation of Washington Banking’s Board of Directors” beginning on page 55.

Q:	When and where are the special meetings?

A: The Heritage special meeting will be held at The DoubleTree Hotel, 415 Capitol Way N., Olympia, Washington on             , 2014, at     :            .m. local time.

The Washington Banking special meeting will be held at the Best Western Harbor Plaza, 33175 State Route 20, Oak Harbor, Washington on             , 2014, at     :            .m. local time.

Q:	What do I need to do now?

A:	After you have carefully read this joint proxy statement/prospectus and have decided how you wish your shares to be voted, please promptly take the steps identified in the following sentences so that your shares are represented and voted at your company’s special meeting, as applicable. If you hold your shares in your name as a shareholder of record, you must complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. Alternatively, you can provide your proxy directing how you want your shares voted through the internet or by telephone. Information and applicable deadlines for providing your proxy through the internet or by telephone are set forth in the enclosed proxy card instructions. If you hold your shares in “street name” through a bank or broker, you must direct your bank or broker how to vote in accordance with the instructions you have received from your bank or broker.

Q:	Who is entitled to vote?

A:	Heritage Special Meeting. Holders of record of Heritage common stock at the close of business on [ ], 2014 which is the date that the Heritage board of directors has fixed as the record date for the Heritage special meeting, are entitled to vote at the Heritage special meeting.

Washington Banking Special Meeting. Holders of record of Washington Banking common stock at the close of business on [            ], 2014, which is the date that the Washington Banking board of directors has fixed as the record date for the Washington Banking special meeting, are entitled to vote at the Washington Banking special meeting.

Q:	What constitutes a quorum?

A:	Heritage Special Meeting. The presence at the Heritage special meeting, in person or by proxy, of holders of a majority of the outstanding shares of Heritage common stock entitled to vote at the special meeting will constitute a quorum for the transaction of business. Abstentions and broker-nonvotes will be treated as shares that are present at the meeting for the purpose of determining the presence of a quorum.

A:	Washington Banking Special Meeting. The presence at the Washington Banking special meeting, in person or by proxy, of holders of at least a majority of the outstanding shares of Washington Banking common stock entitled to vote at the special meeting will constitute a quorum for the transaction of business. Abstentions and broker-nonvotes will be treated as shares that are present at the meeting for the purpose of determining the presence of a quorum.

Q:	If my shares are held in “street name” through a bank, broker or other nominee, will my bank, broker or other nominee vote my shares for me?

A:	No. Your bank, broker or other nominee cannot vote your shares without instructions from you. Please follow the voting instruction form provided by your bank, broker or other nominee. The effects of failing to instruct your bank, broker or other nominee how to vote your shares of Heritage or Washington Banking common stock on each of the proposals to be considered at the Heritage or Washington Banking special meetings are described below.

Q:	What is the vote required to approve each proposal at the Heritage special meeting?

A:	Heritage merger proposal: To approve the Heritage merger proposal, at least two-thirds of the Heritage common stock outstanding and entitled to vote thereon must be voted in favor of such proposal. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or fail to vote in person at the Heritage special meeting or fail to instruct your bank or broker how to vote with respect to the Heritage merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

Heritage adjournment proposal: The Heritage adjournment proposal will be approved if the votes cast in favor of such proposal at the Heritage special meeting exceed the votes cast in opposition. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or fail to vote in person at the Heritage special meeting or fail to instruct your bank or broker how to vote with respect to the Heritage adjournment proposal, it will have no effect on the proposal.

Q:	What is the vote required to approve each proposal at the Washington Banking special meeting?

A:	Washington Banking merger proposal: To approve the Washington Banking merger proposal, at least two-thirds of the Washington Banking common stock outstanding and entitled to vote thereon must be voted in favor of such proposal. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or fail to vote in person at the Washington Banking special meeting or fail to instruct your bank or broker how to vote with respect to the Washington Banking merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

Washington Banking adjournment proposal: The Washington Banking adjournment proposal will be approved if the votes cast in favor of such proposal at the Washington Banking special meeting exceed the votes cast in opposition. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or fail to vote in person at the Washington Banking special meeting or fail to instruct your bank or broker how to vote with respect to the Washington Banking adjournment proposal, it will have no effect on such proposal.

Washington Banking compensation proposal: The Washington Banking compensation proposal will be approved if the votes cast in favor of such proposal at the Washington Banking special meeting exceed the votes cast in opposition. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or fail to vote in person at the Washington Banking special meeting or fail to instruct your bank or broker how to vote with respect to the Washington Banking compensation proposal, it will have no effect on such proposal.

Q:	What will happen if Washington Banking’s shareholders do not approve the Washington Banking advisory (non-binding) proposal on compensation?

A:	The vote on the Washington Banking compensation proposal is a vote separate and apart from the vote to approve the Washington Banking merger proposal and other related proposals. You may vote for this proposal and against the Washington Banking merger proposal and other related proposals, or vice versa. Because the vote on this proposal is advisory only, it will not be binding on Heritage or Washington Banking and will have no impact on whether the merger is consummated or on whether any contractually obligated payments are made to Washington Banking’s named executive officers. Washington Banking is seeking your approval of these payments, on an advisory (non-binding) basis, in order to comply with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and related SEC rules.

Q:	Why is my vote important?

A:	If you do not vote by proxy or in person at your company’s special meeting, it will be more difficult for your company to obtain the necessary quorum to hold its special meeting. In addition, your failure to submit a proxy or vote in person, or failure to instruct your bank or broker how to vote, or abstention will have the same effect as a vote “AGAINST” the merger proposal at your company’s special meeting. The merger agreement must be approved by the affirmative vote of the holders of at least two-thirds of the outstanding shares of Heritage common stock entitled to vote at the Heritage special meeting and approved by the affirmative vote of the holders of at least two-thirds of the outstanding shares of Washington Banking common stock entitled to vote at the Washington Banking special meeting.

Q:	Can I attend my company’s special meeting and vote my shares in person?

A:	Yes. All shareholders of Heritage and all shareholders of Washington Banking, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend their respective meetings. Holders of record of Heritage and Washington Banking common stock can vote in person at the Heritage special meeting and Washington Banking special meeting, respectively. If you wish to vote in person at your company’s special meeting and if you are a shareholder of record, you should bring the enclosed proxy card and proof of identity. If you hold your shares in street name through a broker, or beneficially own your shares through another holder of record, you will need to bring with you and provide to the inspectors of election proof of identity and a letter from your bank, broker, nominee or other holder of record confirming your beneficial ownership of common stock as of the record date and authorization for you to vote such shares at your company’s special meeting (a “legal proxy” from your holder of record). At the appropriate time during your company’s special meeting, the shareholders present will be asked whether anyone wishes to vote in person. You should raise your hand at this time to receive a ballot to record your vote. Everyone who attends the special meeting must abide by the rules for the conduct of the meeting distributed at the meeting by your company.

Q:	Can I change my proxy or voting instructions?

A:	Heritage shareholders: Yes. If you are a holder of record of Heritage common stock, you may revoke your proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation to Heritage’s corporate secretary, (3) attending the Heritage special meeting in person and voting by ballot at the special meeting, or (4) voting by telephone or the internet at a later time. Attendance at the Heritage special meeting will not automatically revoke your proxy. A revocation or later-dated proxy received by Heritage after the vote is taken at the Heritage special meeting will not affect your previously submitted proxy. Heritage’s corporate secretary’s mailing address is: Corporate Secretary, Heritage Financial Corporation, 201 Fifth Avenue SW, Olympia, Washington 98501. If you hold your shares in “street name” through a bank or broker, you should contact your bank or broker to change your voting instructions.

Washington Banking shareholders: Yes. If you are a holder of record of Washington Banking common stock, you may revoke your proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation to Washington Banking’s corporate secretary, (3) attending the Washington Banking special meeting in person and voting by ballot at the special meeting, or (4) voting by telephone or the internet at a later time. Attendance at the Washington Banking special meeting by itself will not automatically revoke your proxy. A revocation or later-dated proxy received by Washington Banking after the vote is taken at the Washington Banking special meeting will not affect your previously submitted proxy. Washington Banking’s corporate secretary’s mailing address is: Corporate Secretary, Washington Banking Company, 450 SW Bayshore Drive, Oak Harbor, Washington 98277. If you hold your shares in “street name” through a bank or broker, you should contact your bank or broker to change your voting instructions.

Q:	Will Heritage be required to submit the proposal to approve the merger agreement to its shareholders even if Heritage’s board of directors has withdrawn, modified or qualified its recommendation?

A:	Yes. Unless the merger agreement is terminated before the Heritage special meeting, Heritage is required to submit the proposal to approve the merger agreement to its shareholders even if Heritage’s board of directors has withdrawn or modified its recommendation.

Q:	Will Washington Banking be required to submit the proposal to approve the merger agreement to its shareholders even if Washington Banking’s board of directors has withdrawn, modified or qualified its recommendation?

A:	Yes. Unless the merger agreement is terminated before the Washington Banking special meeting, Washington Banking is required to submit the proposal to approve the merger agreement to its shareholders even if Washington Banking’s board of directors has withdrawn or modified its recommendation.

Q:	What are the U.S. federal income tax consequences of the merger to Washington Banking shareholders?

A:	The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, or Code. Assuming the merger qualifies as a reorganization, a U.S. holder of Washington Banking common stock generally will not recognize any gain or loss upon receipt of Heritage common stock in exchange for Washington Banking common stock in the merger, and will recognize gain (but not loss) in an amount not to exceed any cash received as part of the merger consideration (except with respect to any cash received upon exercise of dissenters’ rights under Washington law and in lieu of a fractional share of Heritage common stock, as discussed below under “Material U.S. Federal Income Tax Consequences of the Merger—Receipt of Only Cash Consideration Upon Exercise of Dissenters’ Rights and Cash Received Instead of a Fractional Share of Heritage Common Stock” on page 118). It is a condition to the completion of the merger that Heritage and Washington Banking receive written opinions from their respective counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

Q:	Are Washington Banking shareholders entitled to dissenter’s rights?

A:	Yes. If you want to exercise dissenters’ rights, you must deliver to Washington Banking, before the vote is taken by Washington Banking shareholders on the approval of the merger agreement, written notice of your intent to exercise your dissenters’ rights if the merger is completed. Also, you must vote against, or abstain from voting on, the approval of the merger agreement and follow other procedures, both before and after the Washington Banking special meeting, as described in Appendix D. Note that if you return a signed proxy card without voting instructions or with instructions to vote “FOR” the merger agreement, your shares will be automatically voted in favor of the merger agreement and you will lose all dissenters’ rights available under Washington law For further information, see “The Merger—Washington Banking Shareholder Dissenters’ Rights” on page 86.

Q:	Are Heritage shareholders entitled to dissenter’s rights?

A:	No. Under Washington law Heritage shareholders do not have dissenters’ rights.

Q:	If I am a holder of Washington Banking common stock in certificated form, should I send in my Washington Banking stock certificates now?

A:	No. Please do not send in your Washington Banking stock certificates with your proxy. After the merger, an exchange agent will send you instructions for exchanging Washington Banking stock certificates for the merger consideration. See “The Merger Agreement—Conversion of Shares; Exchange Procedures” on page 91.

Q:	What should I do if I hold my shares of Washington Banking common stock in book-entry form?

A:	You are not required to take any special additional actions if your shares of Washington Banking common stock are held in book-entry form. After the completion of the merger, an exchange agent will send you instructions for exchanging your shares for the merger consideration. See “The Merger Agreement—Conversion of Shares; Exchange Procedures” on page 91.

Q:	Whom may I contact if I cannot locate my Washington Banking stock certificate(s)?

A:	If you are unable to locate your original Washington Banking stock certificate(s), you should contact Computershare, Washington Banking’s transfer agent, at (800) 962-4284.

Q:	Should Heritage shareholders do anything with their stock certificates?

A:	No. Heritage stock certificates will not be exchanged and will remain outstanding after the merger without any action required by Heritage shareholders.

Q:	What should I do if I receive more than one set of voting materials?

A:	Heritage shareholders and Washington Banking shareholders may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold shares of Heritage and/or Washington Banking common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record of Heritage common stock or Washington Banking common stock and your shares are registered in more than one name, you will receive more than one proxy card. In addition, if you are a holder of both Heritage common stock and Washington Banking common stock, you will receive one or more separate proxy cards or voting instruction cards for each company. Please complete, sign, date and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this joint proxy statement/prospectus to ensure that you vote every share of Heritage common stock and/or Washington Banking common stock that you own.

Q:	When do you expect to complete the merger?

A:	Heritage and Washington Banking expect to complete the merger in the first half of 2014. However, neither Heritage nor Washington Banking can assure you of when or if the merger will be completed. Heritage and Washington Banking must first obtain the approval of Heritage shareholders and Washington Banking shareholders for the merger, as well as obtain necessary regulatory approvals and satisfy certain other closing conditions.

Heritage received approval for the bank merger from the Federal Deposit Insurance Corporation, or the FDIC, and the Washington Department of Financial Institutions, or DFI, on December 23, 2013 and January 3, 2014, respectively. On January 31, 2014, Heritage received a waiver from the Board of Governors of the Federal Reserve System, or the Federal Reserve Board, of its application requirements that would apply to this merger.

Q:	What happens if the merger is not completed?

A:	If the merger is not completed, holders of Washington Banking common stock will not receive any consideration for their shares in connection with the merger. Instead, Washington Banking will remain an independent public company and its common stock will continue to be listed and traded on NASDAQ. In addition, if the merger agreement is terminated in certain circumstances, a termination fee may be required to be paid by either Heritage or Washington Banking. See “The Merger Agreement—Termination Fee” beginning on page 102 for a complete discussion of the circumstances under which termination fees will be required to be paid.

Q:	Whom should I call with questions?

A:	Heritage shareholders: If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting your shares of Heritage common stock, please contact Kaylene M. Lahn, Senior Vice President and Corporate Secretary (360) 943-1500, or Heritage’s proxy solicitor, Karen Smith of Advantage Proxy, toll-free at (877) 870-8565, or at ksmith@advantageproxy.com.

Washington Banking shareholders: If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting your shares of Washington Banking common stock, please contact Shelly L. Angus, Senior Vice President and Corporate Secretary, (360) 240-6458, or Washington Banking’s proxy solicitor, Karen Smith of Advantage Proxy, toll-free at (877) 870-8565, or at ksmith@advantageproxy.com.

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire document, including the appendices, and the other documents to which this document refers to fully understand the merger and the related transactions. A list of the documents incorporated by reference appears on page 132 under “Where You Can Find More Information.”

The Merger and the Merger Agreement (pages 45 and 89)

The terms and conditions of the merger are contained in the merger agreement, which is attached to this joint proxy statement/prospectus as Appendix A. We encourage you to read the merger agreement carefully, as it is the legal document that governs the merger.

Under the terms of the merger agreement, Washington Banking will merge with and into Heritage, with Heritage as the surviving corporation (we refer to this transaction as the “merger”). Immediately following the merger, Washington Banking’s wholly owned subsidiary bank, Whidbey Island Bank, will merge with Heritage’s wholly owned subsidiary bank, Heritage Bank (we refer to this transaction as the “bank merger”).

In the Merger, Holders of Washington Banking Common Stock Will Receive Shares of Heritage Common Stock and Cash (page 89)

If the merger is completed, each outstanding share of Washington Banking common stock will be converted into the right to receive, promptly following the completion of the merger, 0.89000 of a share of Heritage common stock and $2.75 in cash, which we refer to as the “merger consideration”. Heritage will not issue any fractional shares of Heritage common stock in the merger. Washington Banking shareholders who would otherwise be entitled to a fractional share of Heritage common stock upon completion of the merger will instead receive an amount in cash equal to the fractional share interest multiplied by the average Heritage common stock price. For example, if you hold 1,001 shares of Washington Banking common stock, then for the stock portion of the merger consideration, you will receive 890 shares of Heritage common stock and a cash payment instead of the 0.89 fractional share of Heritage common stock that you otherwise would have received (1,001 shares × 0.89000 = 890.89 shares), and for the cash portion of the merger consideration, you will receive a cash payment of $2,752.75 (1,001 x $2.75). We refer to the stock and cash consideration described above as the “merger consideration.”

Heritage’s and Washington Banking’s common stock are listed on NASDAQ under the symbols “HFWA” and “WBCO,” respectively. The following table shows the closing sale prices of Heritage common stock and Washington Banking common stock as reported on NASDAQ on October 23, 2013, immediately prior to the public announcement of the merger agreement, and on             , 2014, the last practicable trading day before the printing of this joint proxy statement/prospectus. This table also shows the implied value of the merger consideration payable for each share of Washington Banking common stock, calculated by multiplying the closing price of Heritage common stock on those dates by the exchange ratio of 0.89000 for the stock portion of the merger consideration, and adding to that amount $2.75 for the cash portion of the merger consideration.

Date	Heritage Closing Price		Washington Banking Closing Price		Implied Value of Merger Consideration for One Share of Washington Banking Common Stock
October 23, 2013		$15.89		$14.25		$16.89
, 2014	$		$		$

Heritage Will Hold its Special Meeting on             , 2014 (page 35)

The special meeting of Heritage shareholders will be held on             , 2014, at         :            .m. local time, at The DoubleTree Hotel, 415 Capitol Way N., Olympia, Washington. At the Heritage special meeting, Heritage shareholders will be asked to:

•	approve the merger agreement and the issuance of Heritage common stock in connection with the merger (which we refer to as the “Heritage merger proposal”); and

•	approve a proposal to adjourn the Heritage special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Heritage merger proposal (which we refer to as the “Heritage adjournment proposal”).

Only holders of record of Heritage common stock at the close of business on             , 2014 will be entitled to vote at the Heritage special meeting. Each share of Heritage common stock is entitled to one vote on each proposal to be considered at the Heritage special meeting. As of the record date, there were             shares of Heritage common stock entitled to vote at the Heritage special meeting. As of the record date, the directors and executive officers of Heritage and their affiliates beneficially owned and were entitled to vote approximately             shares of Heritage common stock representing approximately     % of the shares of Heritage common stock outstanding on that date, which shares are subject to the voting and support agreements described below.

Concurrent with the execution of the merger agreement, each of Heritage’s directors and executive officers entered into a voting and support agreement with Washington Banking under which he or she generally has agreed (1) to vote or cause to be voted in favor of the Heritage merger proposal and any other matter required to be approved by the shareholders of Heritage to facilitate the transactions contemplated by the merger agreement, all shares of Heritage common stock over which he or she or a member of his or her immediate family has, directly or indirectly, sole or shared voting power as of the record date for the Heritage special meeting and (2) subject to limited exceptions, not to sell or otherwise dispose of shares of Heritage common stock he or she beneficially owned as of the date of such voting and support agreement until after the approval of the Heritage merger proposal by the shareholders of Heritage. For additional information regarding the voting and support agreements, see “The Merger Agreement—Voting and Support Agreements” on page 103.

To approve the Heritage merger proposal, at least two-thirds of the shares of Heritage common stock outstanding and entitled to vote thereon must be voted in favor of such proposal. The Heritage adjournment proposal will be approved if a majority of the votes cast at the Heritage special meeting are voted in favor of such proposal. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or fail to vote in person at the Heritage special meeting or fail to instruct your bank or broker how to vote with respect to the Heritage merger proposal, it will have the same effect as a vote “AGAINST” the proposal. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or fail to vote in person at the Heritage special meeting or fail to instruct your bank or broker how to vote with respect to the Heritage adjournment proposal, it will have no effect on the proposal.

Heritage’s Board of Directors Unanimously Recommends that Heritage Shareholders Vote “FOR” the Approval of the Heritage Merger Proposal and “FOR” the Other Proposal Presented at the Heritage Special Meeting (page 35)

Heritage’s board of directors has determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Heritage and its shareholders and has unanimously approved the merger agreement. Heritage’s board of directors unanimously recommends that Heritage shareholders vote “FOR” the approval of the Heritage merger proposal and “FOR” the other proposal presented at the Heritage special meeting. For the factors considered by Heritage’s board of directors in reaching its decision to approve the merger agreement, see “The Merger—Heritage’s Reasons for the Merger; Recommendation of Heritage’s Board of Directors” on page 53.

Washington Banking Will Hold its Special Meeting on             , 2014 (page 40)

The special meeting of Washington Banking shareholders will be held on             , 2014, at         :            .m. local time, at the Best Western Harbor Plaza, 33175 State Route 20, Oak Harbor, Washington. At the Washington Banking special meeting, holders of Washington Banking common stock will be asked to:

•	approve the merger agreement (which we refer to as the “Washington Banking merger proposal”);

•	approve a proposal to adjourn the Washington Banking special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Washington Banking merger proposal (which we refer to as the “Washington Banking adjournment proposal”); and

•	approve, on an advisory (non-binding) basis, the compensation that certain executive officers of Washington Banking may receive in connection with the merger (which we refer to as the “Washington Banking compensation proposal”).

Only holders of record of Washington Banking common stock at the close of business on             , 2014 will be entitled to vote at the Washington Banking special meeting. Each share of Washington Banking common stock is entitled to one vote on each proposal to be considered at the Washington Banking special meeting. As of the record date, there were             shares of Washington Banking common stock entitled to vote at the Washington Banking special meeting. As of the record date, the directors and executive officers of Washington Banking and their affiliates beneficially owned and were entitled to vote approximately             shares of Washington Banking common stock representing approximately     % of the shares of Washington Banking common stock outstanding on that date, which shares are subject to the voting and support agreements described below.

Concurrent with the execution of the merger agreement, each of Washington Banking’s directors and executive officers entered into a voting and support agreement with Heritage under which he or she generally has agreed (1) to vote or cause to be voted in favor of the Washington Banking merger proposal and any other matter required to be approved by the shareholders of Washington Banking to facilitate the transactions contemplated by the merger agreement, all shares of Washington Banking common stock over which he or she or a member of his or her immediate family has, directly or indirectly, sole or shared voting power as of the record date for the Washington Banking special meeting and (2) subject to limited exceptions, not to sell or otherwise dispose of shares of Washington Banking common stock he or she beneficially owned as of the date of such voting and support agreement until after the approval of the Washington Banking merger proposal by the shareholders of Washington Banking. For additional information regarding the voting and support agreements, see “The Merger Agreement—Voting and Support Agreements” on page 103.

To approve the Washington Banking merger proposal, at least two-thirds of the shares of Washington Banking common stock outstanding and entitled to vote thereon must be voted in favor of such proposal. The Washington Banking adjournment proposal and the Washington Banking compensation proposal will each be approved if a majority of the of the votes cast at the Washington Banking special meeting are voted in favor of such proposal. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or fail to vote in person at the Washington Banking special meeting or fail to instruct your bank or broker how to vote with respect to the Washington Banking merger proposal, it will have the same effect as a vote “AGAINST” the proposal. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or fail to vote in person at the Washington Banking special meeting or fail to instruct your bank or broker how to vote with respect to the Washington Banking adjournment proposal or the Washington Banking compensation proposal, it will have no effect on such proposal.

Washington Banking’s Board of Directors Unanimously Recommends that Washington Banking Shareholders Vote “FOR” the Approval of the Washington Banking Merger Proposal and the Other Proposals Presented at the Washington Banking Special Meeting (page 40)

After careful consideration, Washington Banking’s board of directors has determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Washington Banking and its shareholders and has unanimously approved the merger agreement. Washington Banking’s board of directors unanimously recommends that Washington Banking shareholders vote “FOR” the approval of the Washington Banking merger proposal and “FOR” the other proposals presented at the Washington Banking special meeting. For the factors considered by Washington Banking’s board of directors in reaching its decision to approve the merger agreement, see “The Merger—Washington Banking’s Reasons for the Merger; Recommendation of Washington Banking’s Board of Directors” on page 55.

Opinion of Heritage’s Financial Advisor (page 59 and Appendix B)

In connection with its consideration of the merger, the Heritage board of directors received advice and financial presentation from D.A. Davidson & Co. (which we refer to as “Davidson”), its oral opinion, which opinion was confirmed by delivery of a written opinion, dated October 23, 2013, to the effect that, as of such date and based upon and subject to the various factors, assumptions and limitations set forth in its opinion, the merger consideration payable to holders of Washington Banking common stock was fair, from a financial point of view, to Heritage. The full text of Davidson’s written opinion is attached as Appendix B to this joint proxy statement/prospectus. You should read the entire opinion for a discussion of, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Davidson in rendering its opinion. Davidson’s written opinion is addressed to the Heritage board of directors, is directed only to the merger consideration and does not constitute a recommendation to any Heritage shareholder as to how such shareholder should vote with respect to the merger or any other matter.

Opinion of Washington Banking’s Financial Advisor (page 69 and Appendix C)

In connection with its consideration of the merger, on October 23, 2013, the Washington Banking board of directors received financial advice and presentations regarding the financial aspects of the merger from Sandler O’Neill & Partners, L.P. (which we refer to as “Sandler”), and on October 23, 2013, received Sandler’s oral opinion, which opinion was confirmed by delivery of a written opinion, dated October 23, 2013, to the effect that, as of such date and based upon and subject to the various factors, assumptions and limitations set forth in its opinion, the merger consideration was fair, from a financial point of view, to the holders of Washington Banking common stock. The full text of Sandler’s written opinion is attached as Appendix C to this joint proxy statement/ prospectus. You should read the entire opinion for a discussion of, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Sandler in rendering its opinion. Sandler’s written opinion is addressed to the Washington Banking board of directors, is directed only to the merger consideration and does not constitute a recommendation to any Washington Banking shareholder as to how such shareholder should vote with respect to the merger or any other matter.

What Holders of Washington Banking Stock Options and Restricted Stock Unit Awards Will Receive (page 89)

Stock Options. Each stock option granted by Washington Banking to purchase shares of Washington Banking common stock will automatically be converted into an option to purchase, on the same terms and conditions as were applicable prior to the merger, an option to acquire shares of Heritage common stock. The number of whole shares of Heritage common stock subject to the converted option will be equal to the number of shares of Washington Banking common stock subject to such Washington Banking option immediately prior to the merger multiplied by a fraction having a numerator equal to the sum of (i) $2.75 plus (ii) the product of 0.89000 multiplied by the average Heritage common stock price, and a denominator equal to the average Heritage common stock price (we refer to this fraction as the “option exchange ratio”), rounded down to the nearest whole share. The converted option will have an exercise price per share of Heritage common stock equal to the exercise price for each option immediately prior to the merger divided by the option exchange ratio, rounded up to the nearest penny. All outstanding options granted by Washington Banking are fully vested.

For example, assume that an individual holds an option to purchase 100 shares of Washington Banking common stock at an exercise price per share of $10.00 immediately prior to the merger, and with an expiration date of December 31, 2019. Assume further that the average closing price of a share of Heritage common stock over the 10 trading days immediately prior to the merger is $20.00. The option exchange ratio in this example would be 1.0275 (($2.75 + (0.89000 x $20.00)) / $20.00). As a result, the option will be converted into an option to purchase 102 shares of Heritage common stock (100 x 1.0275, rounded down to the nearest whole share) with an exercise price per share of $9.74 ($10.00 / 1.0275, rounded up to the nearest penny) at the time of the merger, and with an expiration date of December 31, 2019. Section 409A of the Internal Revenue Code generally requires that the number of shares covered by the option be rounded down to the next whole share and the exercise price be rounded up to the next whole penny.

Restricted Stock Unit Awards. Each restricted stock unit award in respect of a share of Washington Banking common stock will fully vest at the effective time of the merger and will be converted automatically into a restricted stock unit award in respect of shares of Heritage common stock. The number of shares of Heritage common stock subject to the converted restricted stock unit will be equal to the product of the number of shares of Washington Banking common stock subject to the Washington Banking restricted stock unit award and the option exchange ratio, rounded to the nearest whole share. Such converted restricted stock unit award will continue to be subject to the same terms and conditions as were applicable to the restricted stock unit award under the Washington Banking Stock Plan and the applicable award agreement thereunder.

For example, assume that an individual holds a restricted stock unit award that entitles him to receive 100 shares of Washington Banking common stock upon vesting on December 31, 2014. Assume further that the average closing price of a share of Heritage common stock over the 10 trading days immediately prior to the merger is $20.00. The option exchange ratio in this example would be 1.0275 (($2.75 + (0.89000 x $20.00)) / $20.00). As such, the restricted stock unit award will be converted into the right to receive 103 fully vested shares of Heritage common stock (100 x 1.0275, rounded to the nearest whole share) at the time of the merger. Standard rounding conventions are used for conversion of the restricted stock units.

Material U.S. Federal Income Tax Consequences of the Merger (page 116)

The merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code. Assuming the merger qualifies as a reorganization, a U.S. holder of Washington Banking common stock generally will not recognize any gain or loss upon receipt of Heritage common stock in exchange for Washington Banking common stock in the merger, and will recognize gain (but not loss) in an amount not to exceed any cash received as part of the merger consideration (except with respect to any cash received upon exercise of dissenters’ rights under Washington law and in lieu of a fractional share of Heritage common stock, as discussed under “Material U.S. Federal Income Tax Consequences of the Merger—Receipt of Only Cash Consideration Upon Exercise of Dissenters’ Rights and Cash Received Instead of a Fractional Share of Heritage Common Stock”) on page 118. It is a condition to the completion of the merger that Heritage and Washington Banking receive written opinions from their respective counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

For further information, see “Material U.S. Federal Income Tax Consequences of the Merger” on page 116.

The U.S. federal income tax consequences described above may not apply to all holders of Washington Banking common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your independent tax advisor for a full understanding of the particular tax consequences of the merger to you.

Holders of Washington Banking Common Stock Have Dissenters’ Rights in Connection with the Merger (see page 86)

Under Washington law, Washington Banking shareholders have the right to dissent from the merger and receive cash equal to the fair value of their Washington Banking shares instead of receiving a combination of cash and Heritage common stock. To exercise dissenters’ rights, you must strictly follow the procedures established by the Washington Business Corporation Act, RCW Chapter 23B.13, including the delivery to Washington Banking before Washington Banking shareholders vote on the merger proposal at the special meeting of written notice of your intent to demand payment for your shares of Washington Banking common stock if the merger is effected, and you must vote against, or abstain from voting on, the merger proposal. Please read “The Merger—Washington Banking Shareholder Dissenters’ Rights” on page 86 and Appendix D to this joint proxy statement/prospectus for additional information.

Heritage shareholders are not entitled to dissenters’ rights in connection with the merger.

Washington Banking’s Executive Officers and Directors Have Financial Interests in the Merger that Differ from Your Interests (page 79)

Washington Banking shareholders should be aware that some of Washington Banking’s directors and executive officers have interests in the merger and have arrangements that are different from, or in addition to, those of Washington Banking shareholders generally. Washington Banking’s board of directors was aware of these interests and considered these interests, among other matters, when making its decision to approve the merger agreement, and in recommending that Washington Banking shareholders vote in favor of approving the merger agreement.

These interests include the following:

•	The six executive officers of Washington Banking may be eligible for severance benefits under existing agreements with, and benefit plans offered by, Washington Banking in an aggregate maximum possible amount of $2.74 million. The six executive officers of Washington Banking include Mr. John L. Wagner, Mr. Richard A. Shields, Mr. Bryan McDonald, Mr. George W. Bowen, Mr. Edward Eng and Mr. Daniel Kuenzi who will each receive severance benefits of $137,189, $544,690, $577,189, $475,383, $468,619 and $534,150, respectively.

•	Accelerated vesting of all of the unvested restricted stock unit awards held by Washington Banking directors and executive officers, representing a total of 65,766 shares of common stock.

•	Bryan McDonald, President and Chief Executive Officer of Whidbey Island Bank, will become Executive Vice President and Chief Lending Officer of Heritage Bank following the bank merger and has entered into an employment agreement with Heritage Bank, to become effective at the effective time of the merger. His employment agreement with Heritage Bank provides for no increase in base salary and, among other benefits, a one-time restricted stock grant with a grant date fair value of $50,000 and a special bonus of $250,000 to be paid in equal installments over 24 months commencing following the effective time of the merger (which payments cease upon termination of Mr. McDonald’s employment for any reason).

•	Edward Eng, Executive Vice President and Chief Administrative Officer of Whidbey Island Bank, will become Executive Vice President and Chief Administrative Officer of Heritage Bank following the bank merger and has entered into an employment agreement with Heritage Bank, to become effective at the effective time of the merger. His employment agreement with Heritage Bank provides for no increase in base salary and, among other benefits, a one-time restricted stock grant with a grant date fair value of $75,000 payable as of the 14-month anniversary of the effective time of the merger, provided he has been continuously employed with Heritage.

•	John L. Wagner, President and Chief Executive Officer of Washington Banking, will serve as a special advisor to Heritage following the merger and has entered into a consulting agreement with Heritage, to become effective at the effective time of the merger.

•	Seven current Washington Banking directors, including Anthony B. Pickering, who will serve as chairman of the board of the combined company upon completion of the merger, and Rhoda L. Altom, Mark D. Crawford, Deborah J. Gavin, Jay T. Lien, Gragg E. Miller and Robert T. Severns will be appointed to the board of directors of the combined company.

For a more complete description of these interests, see “The Merger—Interests of Washington Banking’s Directors and Executive Officers in the Merger” on page 79.

Amendment to Heritage’s Bylaws

At or prior to the closing of the merger, the Bylaws of Heritage will be amended, which we refer to as the “bylaw amendment”, to provide for the addition of new provisions addressing certain governance matters in connection with the merger. The bylaw amendment will apply for two years after the completion of the merger and has the following terms:

•	the combined company’s board of directors will be comprised of eight members from Heritage and seven from Washington Banking;

•	procedures for the appointment of replacement directors by the continuing directors of each company;

•	reduction in the size of the board in a manner that the proportion of directors from each company remains approximately the same;

•	Anthony B. Pickering of Washington Banking will serve as chairman of the board of directors and Brian S. Charneski of Heritage will serve as the vice chairman of the board of directors; and

•	during the two year period these bylaw provisions are in effect they may only be amended by a vote of two thirds of the directors and a majority of the continuing directors from Heritage and the continuing directors from Washington Banking, respectively.

Regulatory Approvals

Under applicable law, the merger must be approved by the Federal Reserve Board, and the bank merger must be approved by the FDIC and the DFI. The U.S. Department of Justice may review the impact of the merger and the bank merger on competition.

We have filed all of the required applications, including requesting a waiver from the Federal Reserve Board of its application requirements that would apply to this merger. We received approval for the bank merger from the FDIC and the DFI, on December 23, 2013 and January 3, 2014, respectively. On January 31, 2014, we received a waiver from the Federal Reserve Board of its application requirements that would apply to this merger. There can be no assurance that the regulatory approvals received will not contain a condition or requirement that results in a failure to satisfy the conditions to closing set forth in the merger agreement. See “The Merger Agreement—Conditions to Complete the Merger” on page 100.

Conditions that Must be Satisfied or Waived for the Merger to Occur (page 100)

As more fully described in this joint proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permitted, waived. These conditions include:

•	the approval of the Heritage merger proposal by Heritage shareholders and approval of the Washington Banking merger proposal by Washington Banking shareholders;

•	the authorization for listing on NASDAQ of the shares of Heritage common stock to be issued in the merger;

•	the receipt of all required regulatory approvals;

•	the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part;

•	the absence of any stop order, injunction or other legal restraint preventing the completion of the merger or the bank merger;

•	subject to the materiality standards provided in the merger agreement, the accuracy of the representations and warranties of Heritage and Washington Banking;

•	performance in all material respects by each of Heritage and Washington Banking of its obligations under the merger agreement;

•	receipt by each of Heritage and Washington Banking of an opinion from its counsel as to certain U.S. federal income tax matters;

•	receipt by each of Heritage and Washington Banking of a written consent from the FDIC ensuring continuation of loss coverage without adverse change under shared-loss agreements with the FDIC and no other event has occurred that has resulted in, or is likely to result in, the loss of a material amount of loss coverage from the FDIC;

•	the adoption by Heritage of a bylaw amendment to provide for certain corporate governance provisions, including the composition of the board of directors of the combined company, as provided in Exhibit D to the merger agreement attached as Appendix A to this joint proxy statement/prospectus; and

•	as an additional condition to Heritage’s obligation to complete the merger, the shares of Washington Banking common stock whose holders have perfected dissenters’ rights under Washington law shall be less than ten percent of the total number of outstanding shares of Washington Banking common stock.

We expect to complete the merger in the first half of 2014. No assurance can be given, however, as to when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the Merger Agreement (page 101)

The merger agreement can be terminated at any time prior to completion of the merger in the following circumstances:

•	by mutual written consent of Heritage and Washington Banking;

•	by either Heritage or Washington Banking if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger or bank merger and such denial has become final and non-appealable or any governmental entity of competent jurisdiction has issued a final non-appealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by the merger agreement, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement;

•	by either Heritage or Washington Banking if the merger has not been completed on or before May 31, 2014 (which we refer to as the “termination date”), unless the failure of the merger to be completed by that date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement;

•	by either Heritage or Washington Banking (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement) if there is a breach of any of the covenants or agreements or any of the representations or warranties set forth in the merger agreement on the part of the other party which either individually or in the aggregate would constitute, if occurring or continuing on the date the merger is completed, the failure of a closing condition of the terminating party and which is not cured within 30 days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);

•	by either Heritage or Washington Banking, if (1) the board of directors of the other party fails to recommend in this joint proxy statement/prospectus that its shareholders approve the merger proposal, or withdraws, modifies or qualifies such recommendation in an adverse manner, or resolves to do so, or fails to reaffirm such recommendation within five days after being requested in writing to do so, or fails to recommend against the acceptance of a publicly announced tender offer or exchange offer for its common stock within ten days after the commencement of such offer; or (2) the board of directors of the other party recommends or endorses an acquisition proposal or fails to announce its opposition to an acquisition proposal with ten days after the public announcement of such offer; or (3) the other party materially breaches certain obligations, including with respect to the non-solicitation of acquisition proposals or calling and holding of its meeting of shareholders to vote on its merger proposal; or

•	by either Heritage or Washington Banking, if either party does not obtain the requisite shareholder vote for approval of the merger proposal, provided that the party terminating the merger agreement shall not have breached in any material respect certain obligations, including with respect to the non-solicitation of acquisition proposals or calling and holding of its meeting of shareholders and recommending that they approve its merger proposal. An acquisition proposal means any offer, proposal or inquiry relating to, or any third-party indication of interest in, (i) any acquisition or purchase, direct or indirect, of more than 25% of the consolidated assets of a party and its subsidiaries or 25% or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute more than a specified percentage of the consolidated assets of the party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third-party beneficially owning 25% or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of the party, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of the party.

Termination Fee (page 102)

If the merger agreement is terminated under certain circumstances, including circumstances involving an acquisition proposal with respect to a party or a change in recommendation by the board of directors of a party, such party may be required to pay to the other party a termination fee equal to $7.9 million. The percentage referenced in the definition of acquisition proposal above increases from 25% to 50% for the purpose of determining payment of a termination fee by either party. These termination fees could discourage other companies from seeking to acquire or merge with Washington Banking or Heritage.

The Rights of Washington Banking Shareholders Will Change as a Result of the Merger (page 127)

The rights of Washington Banking shareholders will change as a result of the merger due to differences in Heritage’s and Washington Banking’s governing documents. The rights of Washington Banking shareholders and Heritage’s shareholders are governed by Washington law and by Washington Banking’s and Heritage’s respective articles of incorporation and bylaws, each as amended to date. Upon the completion of the merger, Washington Banking shareholders will become shareholders of Heritage, as the continuing legal entity in the merger, and the rights of Washington Banking shareholders will therefore be governed by Washington law and by Heritage’s articles of incorporation and bylaws.

For example, Heritage’s articles of incorporation authorize 50,000,000 shares of common stock and 2,500,000 shares of preferred stock, and the Heritage board has authority, without shareholder approval, to determine the terms of any preferred stock. Washington Banking’s articles of incorporation authorize 35,000,000 shares of common stock and 26,380 shares of preferred stock, but the Washington Banking board does not have authority, without shareholder approval, to determine the terms of any preferred stock. Also, Heritage’s articles of incorporation also provide for restrictions on voting rights of shares owned in excess of 10% of any class of Heritage equity security; Washington Banking’s articles of incorporation provide for no such restriction on voting rights. See “Comparison of Shareholder Rights” on page 127 for a description of the material differences in shareholder rights under each of the Heritage and Washington Banking governing documents.

Heritage’s Board of Directors Following the Merger

Upon completion of the merger, the board of directors of Heritage, as the surviving corporation, will be comprised of 15 directors with eight directors from Heritage and seven directors from Washington Banking. The eight directors from Heritage shall include Brian S. Charneski, who will serve as vice-chairman of the board, David H. Brown, Gary B. Christensen, John A. Clees, Kimberly T. Ellwanger, Jeffrey S. Lyon, Brian L. Vance and Ann Watson. The seven directors from Washington Banking shall include: Anthony B. Pickering, who will serve as chairman of the board, Rhoda L. Altom, Mark D. Crawford, Deborah J. Gavin, Jay T. Lien, Gragg E. Miller and Robert T. Severns.

Information About the Companies (page 120)

Heritage Financial Corporation

Heritage, headquartered in Olympia, Washington, is a bank holding company for Heritage Bank through which it operates 36 banking offices located primarily in western Washington and the Portland, Oregon area. Through Heritage Bank, Heritage offers a broad range of financial services primarily to small businesses and their owners and attracts deposits from the general public. Heritage Bank also makes real estate construction and land development loans and consumer loans and originates first mortgage loans on residential properties located in western and central Washington State and the greater Portland, Oregon area. Heritage’s primary lines of business include commercial banking, retail banking and wealth management. As of September 30, 2013, on a consolidated basis, Heritage had total assets of $1.67 billion, deposits of $1.43 billion, and shareholders’ equity of $216.6 million.

Heritage’s principal office is located at 201 Fifth Avenue SW, Olympia, Washington 98501, and its telephone number is (360) 943-1500. Heritage’s common stock is listed on NASDAQ under the symbol “HFWA.”

Additional information about Heritage and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” on page 132.

Washington Banking Company

Washington Banking, headquartered in Oak Harbor, Washington, is a bank holding company for Whidbey Island Bank through which it operates 31 banking offices throughout Northwestern Washington. The business of Whidbey Island Bank consists primarily of attracting deposits from the general public and originating loans. In addition to conducting a full-service, community, commercial banking business, Whidbey Island Bank also offers nondeposit managed investment products and services, which are not FDIC insured. These programs are provided through an unrelated investment advisory company, Elliott Cove Capital Management LLC. At September 30, 2013, on a consolidated basis, Washington Banking had assets of $1.65 billion, deposits of $1.43 billion and shareholders’ equity of $181.8 million.

Washington Banking’s principal office is located at 450 SW Bayshore Drive, Oak Harbor, Washington 98277, and its telephone number is (360) 240-6458. Washington Banking’s common stock is listed on NASDAQ under the symbol “WBCO.”

Additional information about Washington Banking and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” on page 131.

Litigation Relating to the Merger (page 88)

Washington Banking, its directors and Heritage are named as defendants in two lawsuits pending in the Superior Court for the State of Washington in King County, Washington, which have been consolidated under the caption In Re Washington Banking Company Shareholder Litigation, Lead Case No. 13-2-38689-5 SEA. The consolidated litigation generally alleges that Washington Banking’s directors breached their fiduciary duties to Washington Banking and its shareholders by agreeing to the proposed merger at an unfair price and without an adequate sales process, because they have interests in the merger different from shareholders and by agreeing to deal protection provisions in the merger agreement that are alleged to prevent bids by third parties. The consolidated litigation also alleges that the disclosures in connection with the merger are misleading in various respects. Heritage is alleged to have aided and abetted the directors’ alleged breaches of their fiduciary duties. The consolidated litigation seeks, among other things, an order enjoining the defendants from consummating the proposed merger, as well as attorneys’ and experts’ fees and certain other damages.

Washington Banking and Heritage believe the consolidated litigation is without merit and they each intend to vigorously defend against the suits. See “The Merger—Litigation Relating to the Merger” on page 87.

Risk Factors (page 28)

You should consider all the information contained in or incorporated by reference into this joint proxy statement/prospectus in deciding how to vote for the proposals presented in the joint proxy statement/prospectus. In particular, you should consider the factors under “Risk Factors” on page 28.

Selected Historical And Pro Forma Financial Information

Selected Historical Financial Data of Heritage and Washington Banking

The following tables set forth selected historical financial and other data of Heritage and Washington Banking for the periods and at the dates indicated. The information at December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 is derived in part from and should be read together with the audited consolidated financial statements and notes thereto of Heritage and Washington Banking incorporated by reference in this joint proxy statement/prospectus from their Annual Reports on Form 10-K for the year ended December 31, 2012. The information as of December 31, 2010, 2009 and 2008 and for the years ended December 31, 2009 and 2008 is derived in part from audited consolidated financial statements and notes thereto of Heritage and Washington Banking that are not incorporated by reference in this joint proxy statement/prospectus. The information at and for the nine months ended September 30, 2013 and 2012 is derived in part from and should be read together with Heritage’s and Washington Banking’s unaudited consolidated financial statements and notes thereto incorporated by reference in this document from their Quarterly Reports on Form 10-Q for the quarters ended September 30, 2013 and 2012. In the opinion of management of each of Heritage and Washington Banking, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations of the respective companies for the unaudited periods have been made. The selected data presented below for the nine months ended September 30, 2013 are not necessarily indicative of the results that may be expected for future periods.

Certain of the selected financial data of Washington Banking in the tables below contain information determined by methods other than in accordance with accounting principles generally accepted in the United States of America (referred to as “GAAP”). This information consists of tangible book value per common share, the efficiency ratio on a fully tax equivalent basis and net interest margin on a fully tax equivalent basis. Washington Banking management believes that it is standard practice in the banking industry to present these values as stated herein, and accordingly believes that providing these measures may be useful for peer comparison purposes. These disclosures should not be viewed as substitutes for the results determined to be in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. See “Reconciliation of Non-GAAP Historical Financial Data of Washington Banking” on page 25 for reconciliations of non-GAAP measures to GAAP measures immediately following Washington Banking’s selected financial data table.

Selected Historical Financial Data of Heritage

	As of or for the Nine Months Ended September 30,		As of or for the Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
	(Dollars in thousands, except per share data)
Operations Data:
Interest income	$52,876	$52,409	$69,109	$74,120	$59,522	$53,341	$56,948
Interest expense	2,818	3,550	4,534	6,582	8,511	11,645	18,606
Net interest income	50,058	48,859	64,575	67,538	51,011	41,696	38,342
Provision for loan losses	3,244	1,317	2,016	14,430	11,990	19,390	7,420
Noninterest income	7,222	5,499	7,272	5,746	18,779	5,988	6,358
Noninterest expense	41,010	37,971	50,392	49,703	38,011	28,216	27,953
Income tax expense (benefit)	4,161	4,843	6,178	2,633	6,435	(503)	2,976
Net income	8,865	10,227	13,261	6,518	13,354	581	6,351
Net income (loss) available to common shareholders	8,865	10,227	13,261	6,518	11,668	(739)	6,208

Common Share Data:
Earnings (loss) per common share(1)
Basic	$0.57	$0.67	$0.87	$0.42	$1.05	$(0.10)	$0.93
Diluted	0.57	0.67	0.87	0.42	1.04	(0.10)	0.93
Dividend payout ratio to common shareholders(2)	59.6%	62.7%	92.0%	90.5%	—%	(100.0)%	60.2%
Cash dividends per common share	$0.34	$0.42	$0.80	$0.38	$—	$0.10	$0.56

Selected Performance Ratios:
Net interest spread(3)(4)	4.77%	5.09%	5.03%	5.23%	4.56%	4.25%	4.11%
Net interest margin(3)(5)	4.88	5.23	5.17	5.41	4.78	4.57	4.59
Efficiency ratio(6)	71.60	69.85	70.14	67.82	54.46	59.17	62.53
Return on average assets(3)	0.79	1.01	0.98	0.48	1.16	0.06	0.71
Return on average common equity(3)	5.74	6.70	6.52	3.17	8.15	(0.72)	6.98

Balance Sheet Data:
Total assets	$1,674,417	$1,366,582	$1,345,540	$1,368,985	$1,367,684	$1,014,859	$946,145
Originated loans receivable, net	944,535	851,426	855,360	815,607	719,957	746,083	793,303
Purchased covered loans receivable, net	63,484	89,005	83,978	105,394	128,715	—	—
Purchased noncovered loans receivable, net	200,063	65,592	59,006	83,479	131,049	—	—
Loans receivable, net	1,208,082	1,006,023	998,344	1,004,480	979,721	746,083	793,303
Loans held for sale	—	1,411	1,676	1,828	764	825	304
FDIC indemnification asset	4,413	7,480	7,100	10,350	16,071	—	—
Deposits	1,425,985	1,133,700	1,117,971	1,136,044	1,136,276	840,128	824,480
Securities sold under agreement to repurchase	22,655	22,889	16,021	23,091	19,027	10,440	—
Shareholders’ equity	216,595	202,244	198,938	202,520	202,279	158,498	113,147
Book value per common share	13.36	13.34	13.16	13.10	12.99	12.21	13.40
Equity to assets ratio	12.9%	14.8%	14.8%	14.8%	14.8%	15.6%	12.0%

(1)	Effective January 1, 2009, Heritage adopted FASB ASC 03-6-1. Earnings per share data for the prior periods have been revised to reflect the retrospective adoption of this standard.
(2)	Dividend payout ratio is declared dividends per common share divided by basic earnings (loss) per common share.
(3)	Ratios for the nine months ended September 30, 2013 and 2012 are annualized.
(4)	Net interest spread is the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities.
(5)	Net interest margin is net interest income divided by average interest earning assets.
(6)	The efficiency ratio is noninterest expense divided by the sum of net interest income and noninterest income.

Selected Historical Financial Data of Heritage (continued)

	As of or for the Nine Months Ended September 30,		As of or for the Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008(1)
	(Dollars in thousands)
Capital Ratios:
Total risk-based capital ratio	16.7%	20.4%	19.9%	20.3%	21.5%	20.7%	13.7%
Tier 1 risk-based capital ratio	15.5	19.1	18.7	19.0	20.2	19.4	12.5
Leverage ratio	11.6	14.0	13.6	13.8	13.9	14.6	11.0

Asset Quality Ratios:
Nonperforming originated loans to total originated loans(7)	0.81%	1.57%	1.28%	2.57%	3.14%	4.21%	0.42%
Allowance for loan losses on originated loans to total originated loans(7)	1.80	2.35	2.19	2.66	2.97	3.38	1.91
Allowance for loan losses on originated loans to nonperforming originated loans(7)	221.68	149.94	170.44	103.52	94.73	79.34	454.02
Nonperforming originated assets to total originated assets(7)	0.83	1.72	1.39	2.14	2.38	3.32	0.57

Other Data:
Number of banking offices	42	33	33	33	31	20	20
Number of full-time equivalent employees	415	368	363	354	321	222	217

(7)	Nonperforming originated loan balances exclude portions guaranteed by governmental agencies of $1.9 million and $2.0 million as of September 30, 2013 and 2012, respectively, and $1.2 million, $1.8 million, $3.2 million and $2.3 million as of December 31, 2012, 2011, 2010 and 2009, respectively. There were no governmental guarantees on nonperforming originated loans as of December 31, 2008.

Selected Historical Financial Data of Washington Banking

	As of or for the Nine Months Ended September 30,		As of or for the Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
	(Dollars in thousands, except per share data)
Operations data:
Interest income	$56,805	$68,271	$89,710	$89,707	$75,949	$54,392	$58,782
Interest expense	4,119	5,528	7,113	9,981	11,830	14,019	20,834
Net interest income	52,686	62,743	82,597	79,726	64,119	40,373	37,948
Provision for loan losses	14,239	5,998	9,744	10,050	13,486	10,200	5,050
Noninterest income	19,180	3,643	8,246	9,212	33,531	7,661	6,886
Noninterest expense	39,865	42,427	56,399	55,825	46,797	28,734	27,523
Income tax expense	5,768	5,703	7,856	7,111	11,797	2,886	3,929
Net income before preferred dividends	11,994	12,258	16,844	15,952	25,570	6,214	8,332
Preferred dividends	—	—	—	1,084	1,659	1,600	—
Net income available to common shareholders	11,994	12,258	16,844	14,868	23,911	4,614	8,332

Common per share data:
Earnings per common share
Basic	$0.77	$0.80	$1.09	$0.97	$1.56	$0.46	$0.88
Diluted	0.77	0.79	1.09	0.97	1.55	0.46	0.88
Dividend payout ratio to common shareholders(1)	50.41%	44.04%	45.81%	20.63%	8.64%	37.23%	29.01%
Cash dividends per common share	$0.39	$0.35	$0.50	$0.20	$0.14	$0.18	$0.26

Selected performance ratios:
Net interest spread(2)(3)	4.61%	5.55%	5.45%	5.39%	4.76%	4.28%	4.18%
Net interest margin (fully tax-equivalent)(2)(4)(6)	4.71	5.65	5.54	5.47	4.90	4.63	4.60
Efficiency ratio (fully tax-equivalent)(5)(6)	54.98	63.11	61.31	62.06	47.48	59.01	60.63
Return on average assets(2)	0.97	0.98	1.01	0.95	1.72	0.66	0.94
Return on average common equity(2)	8.84	9.38	9.56	9.17	16.87	7.11	10.82

Balance sheet data:
Total assets	$1,648,154	$1,680,126	$1,687,677	$1,670,682	$1,704,939	$1,045,871	$899,631
Non-covered loans	872,636	824,610	853,134	812,830	834,293	813,852	823,068
Covered loans	171,416	232,524	217,339	269,081	366,153	—	—
Allowance for loan losses, non-covered loans	16,942	16,570	17,147	18,032	18,812	16,212	12,250
Allowance for loan losses, covered loans	15,026	1,007	3,252	870	1,336	—	—
Non-covered OREO	4,747	4,080	3,023	1,976	4,122	4,549	2,226
Covered OREO	4,109	18,811	13,460	26,622	29,766	—	—
Deposits	1,429,279	1,458,230	1,462,973	1,466,344	1,492,220	846,671	747,159
Overnight borrowings	—	—	—	—	—	—	11,640
Other borrowed funds	—	—	—	—	—	10,000	30,000
Junior subordinated debentures	25,774	25,774	25,774	25,774	25,774	25,774	25,774
Preferred securities	—	—	—	—	25,334	24,995	—
Shareholders’ equity	181,798	180,967	182,624	170,820	182,098	159,521	80,560
Tangible book value per common share(7)	11.34	11.31	11.41	10.67	9.76	8.79	8.47
Average equity to average assets	11.01%	10.45%	10.54%	9.64%	11.26%	11.86%	8.65%

(1)	Dividend payout ratio is total dividends paid on common stock divided by net income available to common shareholders.
(2)	Ratios for the nine months ended September 30, 2013 and 2012 are annualized.
(3)	Net interest spread is the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities.
(4)	Net interest margin is net interest income divided by average interest earning assets.
(5)	The efficiency ratio is noninterest expense divided by the sum of net interest income and noninterest income.
(6)	A non-GAAP performance measure. The calculation involves grossing up the interest income on tax-exempt loans and investments by an amount that makes it comparable to taxable income. See “Reconciliation of Non-GAAP Historical Financial Data of Washington Banking” on page 25 for reconciliations of non-GAAP measures to GAAP measures immediately following Washington Banking’s selected financial data table.
(7)	Tangible book value is a non-GAAP performance measure. See “Reconciliation of Non-GAAP Historical Financial Data of Washington Banking” on page 25 for reconciliations of non-GAAP measures to GAAP measures immediately following Washington Banking’s selected financial data table.

Selected Historical Financial Data of Washington Banking (continued)

	As of or for the Nine Months Ended September 30,		As of or for the Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
	(Dollars in thousands)
Capital ratios:
Total risk-based capital	19.82%	19.59%	19.39%	19.73%	20.96%	22.15%	13.23%
Tier 1 risk-based capital	18.55	18.34	18.13	18.47	19.70	20.89	11.98
Leverage ratio	12.56	11.65	11.78	11.16	11.42	18.73	11.68

Asset quality ratios:
Non-covered nonperforming loans to total gross non-covered loans	1.14%	2.14%	1.82%	2.72%	3.10%	0.42%	0.23%
Allowance for loan losses to total gross non-covered loans	1.94	2.01	2.01	2.22	2.25	1.99	1.49
Allowance for loan losses to total non-covered nonperforming loans	171.00	93.92	110.26	81.59	72.79	477.53	638.69
Non-covered nonperforming assets to total assets	0.89	1.29	1.10	1.44	1.76	0.76	0.46
Net loan charge-offs to average non-covered loans outstanding(2)	0.32	1.16	0.97	1.37	1.15	0.76	0.48

Other data:
Number of banking offices	31	30	31	30	30	18	19
Number of full time equivalent employees	464	463	467	450	448	281	258

Reconciliation of Non-GAAP Historical Financial Data of Washington Banking

	As of or for the Nine Months Ended September 30,		As of or for the Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
	(Dollars in thousands)
Net interest margin (fully tax-equivalent):
GAAP net interest income	$52,686	$62,743	$82,597	$79,726	$64,119	$40,373	$37,948
Tax-equivalent adjustment(1)	644	837	1,144	1,021	918	658	559

Tax-equivalent net interest income	$53,330	$63,580	$83,741	$80,747	$65,037	$41,031	$38,507

Average interest earning assets	$1,515,424	$1,502,903	$1,510,471	$1,475,834	$1,327,871	$887,070	$837,456
Net interest margin	4.65%	5.58%	5.47%	5.40%	4.83%	4.55%	4.53%
Net interest margin (fully tax-equivalent)	4.71	5.65	5.54	5.47	4.90	4.63	4.60

Efficiency Ratio:
GAAP net interest income	$52,686	$62,743	$82,597	$79,726	$64,119	$40,373	$37,948
Tax equivalent adjustment(1)	644	837	1,144	1,021	918	658	559

Tax equivalent net interest income	$53,330	$63,580	$83,741	$80,747	$65,037	$41,031	$38,507

Efficiency ratio	55.47%	63.91%	62.08%	62.77%	47.92%	59.82%	61.39%
Efficiency ratio (fully tax-equivalent)	54.98	63.11	61.31	62.06	47.48	59.01	60.63

Tangible Common Equity:
Total shareholders’ equity	$181,798	$180,967	$182,624	$170,820	$182,098	$159,521	$80,560
Less:
Goodwill and other intangible assets, net	(5,698)	(6,156)	(6,027)	(6,539)	(7,161)	—	—
Less:
Preferred stock	—	—	—	—	(25,334)	(24,995)	—

Tangible common equity	$176,100	$174,811	$176,597	$164,281	$149,603	$134,526	$80,560

Common shares outstanding at end of period	15,532,349	15,451,307	15,483,598	15,398,197	15,321,227	15,297,801	9,510,007
Book value per common share	$11.70	$11.71	$11.79	$11.09	$11.89	$10.43	$8.47
Tangible book value per common share	11.34	11.31	11.41	10.67	9.76	8.79	8.47

(1)	Tax-equivalent adjustment relates to non-taxable investment interest income. Interest and rates are presented on a fully taxable–equivalent basis using a tax rate of 34%.

Selected Unaudited Consolidated Pro Forma Financial Data of Heritage and Washington Banking

The following table shows selected unaudited consolidated pro forma financial data reflecting the merger of Washington Banking with Heritage, assuming the companies had been combined at the dates and for the periods shown. The pro forma amounts reflect certain purchase accounting adjustments, which are based on estimates that are subject to change depending on fair values as of the merger completion date. These adjustments are described in the notes to unaudited pro forma combined condensed consolidated financial information contained elsewhere in this document under the heading “Unaudited Pro Forma Combined Condensed Consolidated Financial Information,” beginning on page 104. The pro forma financial data in the table below does not include any projected cost savings, revenue enhancements or other possible financial benefits of the merger to the combined company and does not attempt to suggest or predict future results. This information also does not necessarily reflect what the historical financial condition or results of operations of the combined company would have been had Heritage and Washington Banking been combined as of the dates and for the periods shown.

	At or for the Nine Months Ended September 30, 2013	For the Year Ended December 31, 2012
	(In thousands)
Statement of Operations Data:
Interest income	$110,376	$159,978
Interest expense	7,022	11,735

Net interest income	103,354	148,243
Provision for loan losses, excluding covered loans	3,409	8,670
Provision for loan losses on covered loans	14,074	3,090

Net interest income after provision for loan losses	85,871	136,483
Noninterest income	26,471	14,896
Noninterest expense	81,367	107,567

Income before income taxes	30,975	43,812
Income tax expense	9,994	13,920

Net income	$20,981	$29,892

	At September 30, 2013
	(In thousands)
Financial Condition Data:
Total assets	$3,365,817
Investment securities available for sale and held to maturity	602,615
Loans, excluding covered loans, net of allowance of $22,783	1,987,714
Covered loans, net of allowance of $5,972	205,985

Total loans receivable, net of allowance of $28,755	2,193,699
Total deposits	2,855,264
Securities sold under agreement to repurchase	22,655
Junior subordinated debentures	17,578
Accrued expenses and other liabilities	19,663
Total shareholders’ equity	450,657

Comparative Unaudited Pro Forma Per Share Data

The table below sets forth the book value per common share, cash dividends per common share, and basic and diluted earnings per common share data for each of Heritage and Washington Banking on a historical basis, for Heritage on a pro forma combined basis and on a pro forma combined basis per Washington Banking equivalent share. The pro forma combined and pro forma combined per equivalent share information gives effect to the merger as if the merger occurred on September 30, 2013 or December 31, 2012, in the case of the book value data, and as if the merger occurred on January 1, 2012, in the case of the cash dividends and earnings per common share data. The Pro Forma Combined Amounts for Heritage data reflect certain purchase accounting adjustments, which are based on estimates that are subject to change depending on fair values as of the merger completion date. These adjustments are described in the notes to unaudited pro forma combined condensed consolidated financial information contained elsewhere in this document under the heading “Unaudited Pro Forma Combined Condensed Consolidated Financial Information,” beginning on page 104. The Pro Forma Combined Per Washington Banking Equivalent Share data shows the effect of the merger from the perspective of an owner of Washington Banking common stock. The pro forma financial data in the table below is provided for illustrative purposes, does not include any projected cost savings, revenue enhancements or other possible financial benefits of the merger to the combined company and does not attempt to suggest or predict future results. This information also does not necessarily reflect what the historical financial condition or results of operations of the combined company would have been had Heritage and Washington Banking been combined as of the dates and for the periods shown.

	Heritage Historical	Washington Banking Historical	Pro Forma Combined Amounts for Heritage	Pro Forma Combined Per Washington Banking Equivalent Share(1)
Book value per common share at September 30, 2013(3)	$13.36	$11.70	$14.92	$16.03
Book value per common share at December 31, 2012(3)	13.16	11.79	14.90	16.01

Cash dividends per common share for the nine months ended September 30, 2013(2)	0.34	0.39	0.34	0.30
Cash dividends per common share for the year ended December 31, 2012(2)	0.80	0.50	0.80	0.71

Basic earnings per common share for the nine months ended September 30, 2013	0.57	0.77	0.71	0.63
Basic earnings per common share for the year ended December 31, 2012	0.87	1.09	1.02	0.91

Diluted earnings per common share for the nine months ended September 30, 2013	0.57	0.77	0.71	0.63
Diluted earnings per common share for the year ended December 31, 2012	0.87	1.09	1.02	0.91

(1)	Calculated by multiplying the Pro Forma Combined Amounts for Heritage by 0.89000, which is the exchange ratio for the stock portion of the merger consideration payable to the holders of Washington Banking common stock, and, solely in the case of the book value per common share at September 30, 2013, and December 31, 2012, adding to that result, $2.75, which is the per share cash merger consideration payable to holders of Washington Banking common stock. See “The Merger Agreement—Merger Consideration” on page 89.
(2)	The pro forma combined cash dividends per common share for the nine months ended September 30, 2013 and the year ended December 31, 2012 represent the actual cash dividends per share declared by Heritage for those periods.

(3)	The pro forma combined book value and common shares as of September 30, 2013 was $450.7 million and 30,210,000, respectively. See the calculation for these amounts included in the section “Unaudited Pro Forma Combined Condensed Consolidated Financial Information” on page 104 and “— Note 2 – Purchase Price” on page 109. The pro forma combined book value and common shares as of December 31, 2012 was estimated to be $433.8 million and 29,117,000, respectively.

RISK FACTORS

In addition to general investment risks and the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed under the section “Cautionary Statement Regarding Forward-Looking Statements” on page 33, you should carefully consider the following risk factors in deciding how to vote for the proposals presented in this joint proxy statement/prospectus. You should also consider the other documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” on page 132.

Because the market price of Heritage common stock will fluctuate, holders of Washington Banking common stock cannot be certain of the market value of the stock portion of the merger consideration they will receive.

Upon completion of the merger, each outstanding share of Washington Banking common stock will be converted into the right to receive 0.89000 of a share of Heritage common stock and $2.75 in cash. The market value of the stock portion of the merger consideration will vary from the closing price of Heritage common stock on the date Heritage and Washington Banking announced the merger, on the date that this joint proxy statement/prospectus is mailed to Washington Banking shareholders, on the date of the special meeting of the Washington Banking shareholders and on the date the merger is completed and thereafter. Any change in the market price of Heritage common stock prior to the completion of the merger will affect the market value of the stock portion of the merger consideration that holders of Washington Banking common stock will receive upon completion of the merger, and there will be no adjustment to the merger consideration for changes in the market price of either shares of Heritage common stock or shares of Washington Banking common stock. Stock price changes may result from a variety of factors that are beyond the control of Heritage and Washington Banking, including, but not limited to, general market and economic conditions, changes in our respective businesses, operations and prospects and regulatory considerations. Therefore, if you are a holder of Washington Banking common stock, you will not know at the time of the Washington Banking special meeting the precise market value of the merger consideration you will receive at the effective time of the merger. You should obtain current market quotations for shares of Heritage common stock and for shares of Washington Banking common stock.

The market price of Heritage common stock after the merger may be affected by factors different from those affecting the shares of Washington Banking or Heritage currently.

Upon completion of the merger, holders of Washington Banking common stock will become holders of Heritage common stock. Heritage’s business differs in important respects from that of Washington Banking, and, accordingly, the results of operations of the combined company and the market price of Heritage common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of Heritage and Washington Banking. For a discussion of the businesses of Heritage and Washington Banking and of some important factors to consider in connection with those businesses, see the documents incorporated by reference in this joint proxy statement/prospectus and referred to under “Where You Can Find More Information on page 132.”

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the merger.

Before the merger and the bank merger may be completed, Heritage and Washington Banking must obtain approvals from the Federal Reserve Board (or a waiver), the FDIC and the DFI. Heritage received approval for the bank merger from the FDIC and the DFI, on December 23, 2013 and January 3, 2014, respectively. On January 31, 2014, Heritage received a waiver from the Federal Reserve Board of its application requirements that would apply to this merger. Other approvals, waivers or consents from regulators may also be required. An adverse development in either party’s regulatory standing or other factors could result in an inability to obtain approvals or delay their receipt. These regulators may impose conditions on the completion of the merger or the bank merger or require changes to the terms of the merger or the bank merger. Such conditions or changes could have the effect of delaying or preventing completion of the merger or the bank merger or imposing additional costs on or limiting the revenues of the combined company following the merger and the bank merger, any of which might have an adverse effect on the combined company following the merger. See “The Merger—Regulatory Approvals” on page 85.

Combining the two companies may be more difficult, costly or time consuming than expected and the anticipated benefits and cost savings of the merger may not be realized.

Heritage and Washington Banking have operated and, until the completion of the merger, will continue to operate, independently. The success of the merger, including anticipated benefits and cost savings, will depend, in part, on our ability to successfully combine the businesses of Heritage and Washington Banking. To realize these anticipated benefits and cost savings, after the completion of the merger, Heritage expects to integrate Washington Banking’s business into its own. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the combined company’s ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the merger. The loss of key employees could adversely affect Heritage’s ability to successfully conduct its business, which could have an adverse effect on Heritage’s financial results and the value of its common stock. If the combined company experiences difficulties with the integration process, the anticipated benefits of the merger may not be realized fully or at all, or may take longer to realize than expected. As with any merger of financial institutions, there also may be business disruptions that cause Heritage and/or Washington Banking to lose customers or cause customers to remove their accounts from Heritage and/or Washington Banking and move their business to competing financial institutions. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Washington Banking and Heritage during this transition period and for an undetermined period after completion of the merger on the combined company. In addition, the actual cost savings of the merger could be less than anticipated.

The fairness opinions obtained by Heritage and Washington Banking from their respective financial advisors will not reflect changes in circumstances between signing the merger agreement and the completion of the merger.

Heritage has not obtained an updated opinion as of the date of this joint proxy statement/prospectus from Davidson, Heritage’s financial advisor. Changes in the operations and prospects of Heritage or Washington Banking, general market and economic conditions and other factors which may be beyond the control of Heritage and Washington Banking, and on which the fairness opinions were based, may alter the value of Heritage or Washington Banking or the prices of shares of Heritage common stock or Washington Banking common stock by the time the merger is completed. The opinions do not speak as of the time the merger will be completed or as of any date other than the dates of such opinions. Because Heritage and Washington Banking currently do not anticipate asking their respective financial advisors to update their opinions, the October 23, 2013 opinions do not address the fairness of the merger consideration, from a financial point of view, at the time the merger is completed. For a description of the opinions that Heritage and Washington Banking received from their respective financial advisors, please refer to “The Merger—Opinion of D.A. Davidson & Co.–Financial Advisor to Heritage” on page 59 and “The Merger—Opinion of Sandler O’Neill & Partners, L.P. –Financial Advisor to Washington Banking” on page 69 For a description of the other factors considered by the boards of directors of Heritage and Washington Banking in determining to approve the merger agreement, please refer to “The Merger—Heritage’s Reasons for the Merger; Recommendation of Heritage’s Board of Directors” on page 53 and “The Merger—Washington Banking’s Reasons for the Merger; Recommendation of Washington Banking’s Board of Directors” on page 55.

Certain of Washington Banking’s directors and executive officers have interests in the merger that may differ from the interests of Washington Banking’s shareholders.

Washington Banking’s shareholders should be aware that some of Washington Banking’s directors and executive officers have interests in the merger and have arrangements that are different from, or in addition to, those of Washington Banking’s shareholders generally. These interests and arrangements may create potential conflicts of interest. Washington Banking’s board of directors was aware of these interests and considered these interests, among other matters, when making its decision to approve the merger agreement, and in recommending that Washington Banking’s shareholders vote in favor of approving the merger agreement.

These interests include the following:

•	Certain executive officers of Washington Banking may be eligible for severance benefits under existing agreements with, and benefit plans offered by, Washington Banking.

•	Accelerated vesting of all of the unvested restricted stock unit awards held by Washington Banking directors and executive officers.

•	Bryan McDonald, President and Chief Executive Officer of Whidbey Island Bank, will become Executive Vice President and Chief Lending Officer of Heritage Bank following the bank merger and has entered into an employment agreement with Heritage Bank, to become effective at the effective time of the merger.

•	Edward Eng, Executive Vice President and Chief Administrative Officer of Whidbey Island Bank, will become Executive Vice President and Chief Administrative Officer of Heritage Bank following the bank merger and has entered into an employment agreement with Heritage Bank, to become effective at the effective time of the merger.

•	John L. Wagner, President and Chief Executive Officer of Washington Banking, will serve as a special advisor to Heritage following the merger and has entered into a consulting agreement with Heritage, to become effective at the effective time of the merger.

•	Seven current Washington Banking directors, including Anthony B. Pickering, who will serve as chairman of the board of Heritage upon completion of the merger, and Rhoda L. Altom, Mark D. Crawford, Deborah J. Gavin, Jay T. Lien, Gragg E. Miller and Robert T. Severns will be appointed to the board of directors of Heritage.

For a more complete description of these interests, see “The Merger—Interests of Washington Banking’s Directors and Executive Officers in the Merger” on page 79.

Termination of the merger agreement could negatively impact Washington Banking or Heritage.

If the merger agreement is terminated, there may be various consequences. For example, Washington Banking’s or Heritage’s businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, if the merger agreement is terminated, the market price of Washington Banking’s or Heritage’s common stock could decline to the extent that the current market prices reflect a market assumption that the merger will be completed. If the merger agreement is terminated under certain circumstances, Washington Banking or Heritage may be required to pay to the other party a termination fee of $7.9 million.

Washington Banking and Heritage will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Washington Banking, Heritage and the combined company. These uncertainties may impair Washington Banking’s or Heritage’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with Washington Banking or Heritage to seek to change existing business relationships with Washington Banking or Heritage. Retention of certain employees by Washington Banking or Heritage may be challenging while the merger is pending, as certain employees may experience uncertainty about their future roles with Washington Banking, Heritage or the combined company. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Washington Banking, Heritage or the combined company, Washington Banking’s or Heritage’s business or the business of the combined company following the merger could be harmed. In addition, both companies have agreed to operate their businesses in the ordinary course prior to closing and are subject to other agreed upon contractual operating restrictions prior to closing. See “The Merger Agreement—Covenants and Agreements-Conduct of Businesses Prior to Completion of the Merger” on page 93.

If the merger is not completed, Heritage and Washington Banking will have incurred substantial expenses without realizing the expected benefits of the merger.

Each of Heritage and Washington Banking has incurred and will incur substantial expenses in connection with the due diligence, negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of preparing, filing, printing and mailing this joint proxy statement/prospectus and all filing fees paid to the SEC in connection with the merger. If the merger is not completed, Heritage and Washington Banking would have to recognize these expenses without realizing the expected benefits of the merger.

The merger agreement limits Heritage’s and Washington Banking’s ability to pursue acquisition proposals and requires each company to pay a termination fee of $7.9 million under certain circumstances, including circumstances relating to acquisition proposals.

The merger agreement prohibits Heritage and Washington Banking from initiating, soliciting, knowingly encouraging or knowingly facilitating certain third-party acquisition proposals. See “The Merger Agreement—Agreement Not to Solicit Other Offers” on page 99. The merger agreement also provides that Heritage or Washington Banking must pay a termination fee in the amount of $7.9 million in the event that the merger agreement is terminated under certain circumstances, including involving such party’s failure to abide by certain obligations not to solicit acquisition proposals. See “The Merger Agreement—Termination Fee” on page 102. These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Washington Banking or Heritage from considering or proposing such an acquisition.

The shares of Heritage common stock to be received by holders of Washington Banking common stock for the stock portion of the merger consideration will have different rights from the shares of Washington Banking common stock.

Upon completion of the merger, Washington Banking shareholders will become Heritage shareholders and their rights as shareholders will continue to be governed by the Washington Business Corporation Act and will also be governed by Heritage’s articles of incorporation and bylaws. The rights associated with Washington Banking common stock are different from the rights associated with Heritage common stock. See “Comparison of Shareholder Rights” on page 127 for a discussion of the different rights associated with Heritage common stock.

Pending litigation against Washington Banking and Heritage could result in an injunction preventing the completion of the merger or a judgment resulting in the payment of damages.

In connection with the merger, certain purported Washington Banking shareholders have filed putative shareholder class action lawsuits against Washington Banking, the members of the Washington Banking board of directors and Heritage. Among other remedies, the plaintiffs seek to enjoin the merger. The outcome of any such litigation is uncertain. If the cases are not resolved, these lawsuits could prevent or delay completion of the merger and result in substantial costs to Heritage and Washington Banking, including any costs associated with the indemnification of directors and officers. Additional lawsuits may be filed against Heritage, Washington Banking and/or the directors and officers of either company in connection with the merger. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect the combined company’s business, financial condition, results of operations and cash flows following the merger. See “The Merger—Litigation Relating to the Merger” on page 88.

Sales of substantial amounts of Heritage’s common stock in the open market by former Washington Banking shareholders could depress Heritage’s stock price.

Shares of Heritage common stock that are issued to shareholders of Washington Banking in the merger will be freely tradable without restrictions or further registration under the Securities Act of 1933. As of the record date, Heritage had approximately [            ] shares of common stock outstanding, and [            ] shares of Heritage common stock were reserved for issuance under Heritage equity plans. Based on the shares of Washington Banking common stock, the in-the-money Washington Banking options, and the Washington Banking restricted stock units outstanding as of the record date, the maximum number of shares of common stock Heritage will issue in the merger is approximately [            ] shares.

If the merger is completed and if Washington Banking’s former shareholders sell substantial amounts of Heritage common stock in the public market following completion of the merger, the market price of Heritage common stock may decrease. These sales might also make it more difficult for Heritage to sell equity or equity-related securities at a time and price that it otherwise would deem appropriate.

The unaudited pro forma combined condensed consolidated financial information included in this document is illustrative only and the actual financial condition and results of operations after the merger may differ materially.

The unaudited pro forma combined condensed consolidated financial information in this document is presented for illustrative purposes only and is not necessarily indicative of what Heritage’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma combined condensed consolidated financial information reflects adjustments, which are based upon preliminary estimates, to record the Washington Banking identifiable tangible and intangible assets to be acquired and liabilities to be assumed at fair value and the resulting goodwill to be recognized. The purchase price allocation reflected in this document is preliminary and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the consolidated assets and liabilities of Washington Banking as of the date of the completion of the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document. For more information, please see the section entitled “Unaudited Pro Forma Combined Condensed Consolidated Financial Information” beginning on page 104.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this joint proxy statement/prospectus are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Heritage’s or Washington Banking’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Washington Banking and Heritage, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. In addition to the risk factors set forth above and those previously disclosed in Heritage’s and Washington Banking’s reports filed with the Securities and Exchange Commission, the following factors, among others, could cause actual results to differ materially from forward-looking statements:

•	expected revenues, cost savings, synergies and other benefits from the merger and Heritage’s recent acquisitions of Northwest Commercial Bank and Valley Community Bancshares, Inc. and it’s subsidiary Valley Bank, might not be realized within the expected time frames or at all and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected;

•	the requisite shareholder and regulatory approvals for the merger might not be obtained;

•	the credit risks of lending activities, including changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses, which could necessitate additional provisions for loan losses, resulting both from loans originated and loans acquired from other financial institutions;

•	results of examinations by regulatory authorities, including the possibility that any such regulatory authority may, among other things, require increases in the allowance for loan losses or writing down of assets;

•	changes in liquidity of the combined company;

•	competitive pressures among depository institutions;

•	interest rate movements and their impact on customer behavior and net interest margin;

•	the impact of repricing and competitors’ pricing initiatives on loan and deposit products;

•	fluctuations in real estate values;

•	changes in both companies’ businesses during the period between now and the completion of the merger may have adverse impacts on the combined company;

•	the ability to adapt successfully to technological changes to meet customers’ needs and developments in the market place;

•	the ability to access cost-effective funding;

•	changes in financial markets;

•	changes in economic conditions in general and in Western Washington and the Pacific Northwest in particular;

•	the costs, effects and outcomes of litigation;

•

new legislation or regulatory changes, including but not limited to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) and regulations adopted thereunder, changes in capital requirements pursuant to the Dodd-Frank Act and the implementation of the

Basel III capital standards, other governmental initiatives affecting the financial services industry and changes in federal and/or state tax laws or interpretations thereof by taxing authorities;

•	changes in accounting principles, policies or guidelines;

•	future acquisitions by Heritage of other depository institutions or lines of business; and

•	future goodwill impairment due to changes in Heritage’s business, changes in market conditions, or other factors.

For any forward-looking statements made in this joint proxy statement/prospectus or in any documents incorporated by reference into this joint proxy statement/prospectus, Heritage and Washington Banking claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this joint proxy statement/prospectus or the date of the applicable document incorporated by reference in this joint proxy statement/prospectus. Heritage and Washington Banking do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made.

THE HERITAGE SPECIAL MEETING

This section contains information for Heritage shareholders about the special meeting that Heritage has called to allow its shareholders to consider and vote on the merger agreement and other related matters. Heritage commenced the mailing of this joint proxy statement/prospectus to its shareholders on or about                 , 2014. This joint proxy statement/prospectus is accompanied by a notice of the special meeting of Heritage shareholders and a form of proxy card that Heritage’s board of directors is soliciting for use at the Heritage special meeting and at any adjournments or postponements of the Heritage special meeting.

Date, Time and Place of Meeting

The Heritage special meeting will be held on                 , 2014 at     :        .m., local time, at The DoubleTree Hotel, 415 Capitol Way N., Olympia, Washington.

Matters to Be Considered

At the Heritage special meeting, Heritage shareholders will be asked to consider and vote on the following matters:

•	a proposal to approve the merger agreement and the issuance of Heritage common stock in connection with the merger (which is referred to as the “Heritage merger proposal”); and

•	a proposal to adjourn the Heritage special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Heritage merger proposal (which is referred to as the “Heritage adjournment proposal”).

Recommendation of Heritage’s Board of Directors

Heritage’s board of directors has determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of Heritage and its shareholders, has unanimously approved the merger agreement and unanimously recommends that Heritage shareholders vote “FOR” the Heritage merger proposal, and “FOR” the Heritage adjournment proposal. See “The Merger—Heritage’s Reasons for the Merger; Recommendation of Heritage’s Board of Directors” on page 53 for a more detailed discussion of Heritage’s board of directors’ recommendation.

Record Date and Quorum

The Heritage board of directors has fixed the close of business on                 , 2014 as the record date for determining the holders of shares of Heritage common stock entitled to receive notice of and to vote at the Heritage special meeting. Only holders of record of shares of Heritage common stock as of the close of business on that date will be entitled to vote at the Heritage special meeting and at any adjournment or postponement of that meeting. At the close of business on the record date, there were                 shares of Heritage common stock outstanding, held by approximately                 holders of record.

Each holder of shares of Heritage common stock outstanding as of the close of business on the record date will be entitled to one vote for each share held of record upon each matter properly submitted at the Heritage special meeting and at any adjournment or postponement of that meeting; provided, however, that pursuant to Heritage’s articles of incorporation, no person who beneficially owns more than 10.0% of the shares of Heritage common stock outstanding as of the record date may vote shares in excess of this limit. The presence at the Heritage special meeting, in person or by proxy, of holders of a majority of the outstanding shares of Heritage common stock entitled to vote at the special meeting will constitute a quorum for the transaction of business. All shares of Heritage common stock present in person or represented by proxy, including abstentions and broker non-votes, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the Heritage special meeting.

Vote Required; Treatment of Abstentions and Failure to Vote

To approve the Heritage merger proposal, two-thirds of the shares of Heritage common stock outstanding and entitled to vote thereon must be voted in favor of such proposal. The Heritage adjournment proposal will be approved if a majority of the votes cast at the Heritage special meeting are voted in favor of such proposal. If you mark “ABSTAIN” on your proxy or fail to submit a proxy or vote in person at the Heritage special meeting with respect to the Heritage merger proposal, it will have the same effect as a vote “AGAINST” the proposal. If you mark “ABSTAIN” on your proxy or fail to submit a proxy or vote in person at the Heritage special meeting with respect to the Heritage adjournment proposal, it will have no effect on the proposal.

Shares Held by Directors and Executive Officers; Voting and Support Agreements

As of the record date for the Heritage special meeting, Heritage directors and executive officers and their affiliates owned and were entitled to vote, and have agreed to vote in favor of the merger proposal pursuant to the voting and support agreements described below, approximately                 shares of Heritage common stock, representing approximately     % of the outstanding shares of Heritage common stock, and Washington Banking directors and executive officers and their affiliates owned and were entitled to vote approximately                 shares of Heritage common stock, representing approximately     % of the outstanding shares of Heritage common stock. Washington Banking owns no shares of Heritage common stock.

Concurrent with the execution of the merger agreement, each of the directors and executive officers of Heritage entered into a voting and support agreement with Washington Banking under which he or she generally has agreed (1) to vote or cause to be voted in favor of the Heritage merger proposal and any other matter required to be approved by the shareholders of Heritage to facilitate the transactions contemplated by the merger agreement, all shares of Heritage common stock over which he or she or a member of his or her immediate family has, directly or indirectly, sole or shared voting power as of the record date for the Heritage special meeting and (2) subject to limited exceptions, not to sell or otherwise dispose of shares of Heritage common stock he or she beneficially owned as of the date of such voting and support agreement until after the approval of the Heritage merger proposal by the shareholders of Heritage.

Voting of Proxies; Incomplete Proxies

Each copy of this joint proxy statement/prospectus mailed to holders of Heritage common stock is accompanied by a form of proxy card with instructions for voting. If you hold shares of Heritage common stock in your name as a shareholder of record, you should complete and return the proxy card accompanying this joint proxy statement/prospectus, regardless of whether you plan to attend the special meeting. You may also vote your shares through the Internet or by telephone. Information and applicable deadlines for voting through the Internet or by telephone are set forth in the enclosed proxy card instructions.

If you hold shares of Heritage common stock in “street name” through a bank, broker or other nominee, you must direct your bank, broker or other nominee how to vote in accordance with the instructions you have received from your bank, broker or other nominee. See “—Shares Held in Street Name; Broker Non-Votes” below and on page 37.

All shares represented by valid proxies that Heritage receives through this solicitation, and that are not revoked, will be voted at the Heritage special meeting in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the Heritage merger proposal and “FOR” the Heritage adjournment proposal. No matters other than the matters described in this joint proxy statement/prospectus are anticipated to be presented for action at the Heritage special meeting or at any adjournment or postponement of the Heritage special meeting. However, if other business properly comes before the Heritage special meeting, the proxy agents will, in their discretion, vote upon such matters in their best judgment.

Shares Held in Street Name; Broker Non-Votes

If you are a Heritage shareholder and your shares are held in “street name” through a bank, broker or other nominee, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank, broker or other nominee. You may not vote shares held in street name by returning a proxy card directly to Heritage or by voting in person at the Heritage special meeting unless you provide a “legal proxy,” which you must obtain from your bank, broker or other nominee. Further, because each of the proposals to be considered at the Heritage special meeting is a “non-routine” matter, under stock exchange rules, banks, brokers or other nominees who hold shares of Heritage common stock on behalf of their customers may not give a proxy to Heritage to vote those shares with respect to any of these proposals without specific voting instructions from their customers. Therefore, if you are a Heritage shareholder and you do not instruct your bank, broker or other nominee on how to vote your shares:

•	your bank, broker or other nominee may not vote your shares on the Heritage merger proposal, which will have the same effect as a vote “AGAINST” this proposal; and

•	your bank, broker or other nominee may not vote your shares on the Heritage adjournment proposal, which will have no effect on the vote count for this proposal.

Broker non-votes are shares held by a broker, bank or other nominee that are represented at the Heritage special meeting, but with respect to which the broker or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker does not have discretionary voting power on such proposal.

Revocability of Proxies and Changes to a Heritage Shareholder’s Vote

If you hold shares of Heritage common stock in your name as a shareholder of record, you may revoke any proxy at any time before it is voted at the Heritage special meeting by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation to Heritage’s Corporate Secretary, (3) attending the Heritage special meeting in person, notifying the Corporate Secretary and voting by ballot at the Heritage special meeting or (4) voting by telephone or the Internet at a later time.

Any shareholder entitled to vote in person at the Heritage special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence (without notifying Heritage’s Corporate Secretary of revocation) of a shareholder at the Heritage special meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking your proxy card should be addressed to: Heritage Financial Corporation, Attn: Corporate Secretary, 201 Fifth Avenue SW, Olympia, Washington 98501.

If your shares are held in “street name” by a bank, broker or other nominee, you must follow the instructions of your bank, broker or other nominee regarding changes in voting instructions.

Solicitation of Proxies

Heritage will bear the entire cost of soliciting proxies from Heritage shareholders. In addition to solicitation of proxies by mail, Heritage will request that banks, brokers and other record holders send proxy materials to the beneficial owners of Heritage common stock and secure their voting instructions. Heritage will reimburse the record holders for their reasonable expenses in taking those actions. If necessary, Heritage may use its directors and several of its regular employees, who will not be specially compensated, to solicit proxies from the Heritage shareholders, either personally or by telephone, facsimile, letter or electronic means. Heritage has also made arrangements with Advantage Proxy to assist it in soliciting proxies and has agreed to pay Advantage Proxy approximately $7,500 plus reasonable expenses for these services.

Attending the Heritage Special Meeting

All holders of Heritage common stock, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the Heritage special meeting. If you hold your Heritage shares in an account at a brokerage firm or bank, your name will not appear on Heritage’s shareholder list. Please bring an account statement or a letter from your broker showing your holdings of Heritage common stock. You may be asked to provide this documentation and picture identification at the meeting registration desk to attend the Heritage special meeting.

HERITAGE PROPOSALS

Heritage Merger Proposal

As discussed elsewhere in this joint proxy statement/prospectus, Heritage is asking its shareholders to approve the Heritage merger proposal. Holders of Heritage common stock should read carefully this joint proxy statement/prospectus in its entirety, including the appendices, for more detailed information concerning the merger agreement and the merger. In particular, holders of Heritage common stock are directed to the merger agreement, a copy of which is attached as Appendix A to this joint proxy statement/prospectus.

The affirmative vote of the holders of at least two-thirds of the outstanding shares of Heritage common stock entitled to vote is required to approve the Heritage merger proposal.

The Heritage board of directors unanimously recommends that Heritage shareholders vote “FOR” the Heritage merger proposal.

Each of the directors and executive officers of Heritage has entered into a voting and support agreement with Washington Banking, pursuant to which each has agreed to vote “FOR” the Heritage merger proposal. For more information regarding the voting and support agreements, see “The Merger Agreement—Voting and Support Agreements” on page 103.

Heritage Adjournment Proposal

The Heritage special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the Heritage merger proposal.

If, at the Heritage special meeting, the number of shares of Heritage common stock present or represented and voting in favor of the Heritage merger proposal is insufficient to approve the Heritage merger proposal, Heritage intends to move to adjourn the Heritage special meeting in order to enable the Heritage board of directors to solicit additional proxies for approval of the Heritage merger proposal.

In this proposal, Heritage is asking its shareholders to authorize the holder of any proxy solicited by the Heritage board of directors on a discretionary basis to vote in favor of adjourning the Heritage special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Heritage shareholders who have previously voted.

The affirmative vote of the holders of a majority of the votes cast on the Heritage adjournment proposal is required to approve the Heritage adjournment proposal.

The Heritage board of directors unanimously recommends that Heritage shareholders vote “FOR” the Heritage adjournment proposal.

THE WASHINGTON BANKING SPECIAL MEETING

This section contains information for Washington Banking shareholders about the special meeting that Washington Banking has called to allow its shareholders to consider and vote on the merger agreement and other related matters. Washington Banking commenced the mailing of this joint proxy statement/prospectus to holders of Washington Banking common stock on or about                 , 2014. This joint proxy statement/prospectus is accompanied by a notice of the special meeting of Washington Banking shareholders and a form of proxy card that Washington Banking’s board of directors is soliciting for use at the Washington Banking special meeting and at any adjournments or postponements of the Washington Banking special meeting.

Date, Time and Place of Meeting

The Washington Banking special meeting will be held on                 , 2014 at     :        .m., local time, at the Best Western Harbor Plaza, 33175 State Route 20, Oak Harbor, Washington.

Matters to Be Considered

At the Washington Banking special meeting, holders of Washington Banking common stock will be asked to consider and vote on the following matters:

•	a proposal to approve the merger agreement (which is referred to as the “Washington Banking merger proposal”);

•	a proposal to adjourn the Washington Banking special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Washington Banking merger proposal (which is referred to as the “Washington Banking adjournment proposal”); and

•	a proposal to approve, on an advisory (non-binding) basis, the compensation that certain executive officers of Washington Banking may receive that is based on or otherwise relates to the merger (which is referred to as the “Washington Banking compensation proposal”).

Recommendation of Washington Banking’s Board of Directors

After careful consideration, Washington Banking’s board of directors has determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of Washington Banking and its shareholders, has unanimously approved the merger agreement and unanimously recommends that Washington Banking shareholders vote “FOR” the Washington Banking merger proposal, “FOR” the Washington Banking adjournment proposal and “FOR” the Washington Banking compensation proposal. See “The Merger—Washington Banking’s Reasons for the Merger; Recommendation of Washington Banking’s Board of Directors” on page 55 for a more detailed discussion of Washington Banking’s board of directors’ recommendation.

Record Date and Quorum

The Washington Banking board of directors has fixed the close of business on                 , 2014 as the record date for determining the holders of shares of Washington Banking common stock entitled to receive notice of and to vote at the Washington Banking special meeting. Only holders of record of shares of Washington Banking common stock as of the close of business on that date will be entitled to vote at the Washington Banking special meeting and at any adjournment or postponement of that meeting. At the close of business on the record date, there were                 shares of Washington Banking common stock outstanding, held by approximately                 holders of record.

Each holder of shares of Washington Banking common stock outstanding as of the close of business on the record date will be entitled to one vote for each share held of record upon each matter properly submitted at the

Washington Banking special meeting and at any adjournment or postponement of that meeting. The presence at the Washington Banking special meeting, in person or by proxy, of holders of a majority of the outstanding shares of Washington Banking common stock entitled to vote at the special meeting will constitute a quorum for the transaction of business. All shares of Washington Banking common stock present in person or represented by proxy, including abstentions and broker non-votes, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the Washington Banking special meeting.

Vote Required; Treatment of Abstentions and Failure to Vote

To approve the Washington Banking merger proposal, the affirmative vote of two-thirds of the shares of Washington Banking common stock outstanding and entitled to vote thereon must be voted in favor of such proposal. The Washington Banking adjournment proposal and the Washington Banking compensation proposal will each be approved if a majority of the votes cast at the Washington Banking special meeting are voted in favor of such proposal. If you mark “ABSTAIN” on your proxy or fail to submit a proxy or vote in person at the Washington Banking special meeting with respect to the Washington Banking merger proposal, it will have the same effect as a vote “AGAINST” the proposal. If you mark “ABSTAIN” on your proxy or fail to submit a proxy or vote in person at the Washington Banking special meeting with respect to the Washington Banking adjournment proposal or the Washington Banking compensation plan proposal, it will have no effect on the proposal.

Shares Held by Directors and Executive Officers; Voting and Support Agreements

As of the record date for the Washington Banking special meeting, Washington Banking directors and executive officers and their affiliates owned and were entitled to vote, and have agreed to vote in favor of the merger proposal pursuant to the voting and support agreements described below, approximately                 shares of Washington Banking common stock, representing approximately     % of the outstanding shares of Washington Banking common stock, and Heritage directors and executive officers and their affiliates owned and were entitled to vote approximately 5,000 shares of Washington Banking common stock, representing less than one percent of the outstanding shares of Washington Banking common stock. Heritage owns no shares of Washington Banking common stock.

Concurrent with the execution of the merger agreement, each of the directors and executive officers of Washington Banking entered into a voting and support agreement with Heritage under which he or she generally has agreed (1) to vote or cause to be voted in favor of the Washington Banking merger proposal and any other matter required to be approved by the shareholders of Washington Banking to facilitate the transactions contemplated by the merger agreement, all shares of Washington Banking common stock over which he or she or a member of his or her immediate family has, directly or indirectly, sole or shared voting power as of the record date for the Washington Banking special meeting and (2) subject to limited exceptions, not to sell or otherwise dispose of shares of Washington Banking common stock he or she beneficially owned as of the date of such voting and support agreement until after the approval of the Washington Banking merger proposal by the shareholders of Washington Banking. For additional information regarding the voting and support agreements, see “The Merger Agreement—Voting and Support Agreements” on page  103.

Voting of Proxies; Incomplete Proxies

Each copy of this joint proxy statement/prospectus mailed to holders of Washington Banking common stock is accompanied by a form of proxy card with instructions for voting. If you hold shares of Washington Banking common stock in your name as a shareholder of record, you should complete and return the proxy card accompanying this joint proxy statement/prospectus, regardless of whether you plan to attend the special meeting. You may also vote your shares through the Internet or by telephone. Information and applicable deadlines for voting through the Internet or by telephone are set forth in the enclosed proxy card instructions.

If you hold shares of Washington Banking common stock in “street name” through a bank, broker or other nominee, you must direct your bank, broker or other nominee how to vote in accordance with the instructions you have received from your bank, broker or other nominee. See “—Shares Held in Street Name; Broker Non-Votes” on this page 42.

All shares represented by valid proxies that Washington Banking receives through this solicitation, and that are not revoked, will be voted at the Washington Banking special meeting in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the Washington Banking merger proposal, “FOR” the Washington Banking adjournment proposal and “FOR” the Washington Banking compensation proposal. No matters other than the matters described in this joint proxy statement/ prospectus are anticipated to be presented for action at the Washington Banking special meeting or at any adjournment or postponement of the Washington Banking special meeting. However, if other business properly comes before the Washington Banking special meeting, the proxy agents will, in their discretion, vote upon such matters in their best judgment.

Shares Held in Street Name; Broker Non-Votes

If you are a Washington Banking shareholder and your shares are held in “street name” through a bank, broker or other nominee, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank, broker or other nominee. You may not vote shares held in street name by returning a proxy card directly to Washington Banking or by voting in person at the Washington Banking special meeting unless you provide a “legal proxy,” which you must obtain from your bank, broker or other nominee. Further, because each of the proposals to be considered at the Washington Banking special meeting is a “non-routine” matter, under stock exchange rules, banks, brokers or other nominees who hold shares of Washington Banking common stock on behalf of their customers may not give a proxy to Washington Banking to vote those shares with respect to any of these proposals without specific voting instructions from their customers. Therefore, if you are a holder of Washington Banking common stock and you do not instruct your bank, broker or other nominee on how to vote your shares:

•	your bank, broker or other nominee may not vote your shares on the Washington Banking merger proposal, which will have the same effect as a vote “AGAINST” this proposal; and

•	your bank, broker or other nominee may not vote your shares on the Washington Banking adjournment proposal or the Washington Banking compensation proposal, which will have no effect on the vote counts for these proposals.

Broker non-votes are shares held by a broker, bank or other nominee that are represented at the Washington Banking special meeting, but with respect to which the broker or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker does not have discretionary voting power on such proposal.

Revocability of Proxies and Changes to a Washington Banking Shareholder’s Vote

If you hold shares of Washington Banking common stock in your name as a shareholder of record, you may revoke any proxy at any time before it is voted at the Washington Banking special meeting by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation to Washington Banking’s Corporate Secretary, (3) attending the Washington Banking special meeting in person, notifying the Corporate Secretary and voting by ballot at the Washington Banking special meeting or (4) voting by telephone or the Internet at a later time.

Any shareholder entitled to vote in person at the Washington Banking special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence (without notifying Washington Banking’s Corporate Secretary of revocation) of a shareholder at the Washington Banking special meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking your proxy card should be addressed to: Washington Banking Company, Attn: Corporate Secretary, 450 SW Bayshore Drive, Oak Harbor, Washington 98277.

If your shares are held in “street name” by a bank, broker or other nominee, you must follow the instructions of your bank, broker or other nominee regarding changes in voting instructions.

Solicitation of Proxies

Washington Banking will bear the entire cost of soliciting proxies from Washington Banking shareholders. In addition to solicitation of proxies by mail, Washington Banking will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of Washington Banking common stock and secure their voting instructions. Washington Banking will reimburse the record holders for their reasonable expenses in taking those actions. If necessary, Washington Banking may use its directors and several of its regular employees, who will not be specially compensated, to solicit proxies from the Washington Banking shareholders, either personally or by telephone, facsimile, letter or electronic means. Washington Banking has also made arrangements with Advantage Proxy to assist it in soliciting proxies and has agreed to pay Advantage Proxy approximately $7,500 plus reasonable expenses for these services.

Attending the Washington Banking Special Meeting

All holders of Washington Banking common stock, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the Washington Banking special meeting. If you hold your Washington Banking shares in an account at a brokerage firm or bank, your name will not appear on Washington Banking’s shareholder list. Please bring an account statement or a letter from your broker showing your holdings of Washington Banking common stock. You may be asked to provide this documentation and picture identification at the meeting registration desk to attend the Washington Banking special meeting.

WASHINGTON BANKING PROPOSALS

Washington Banking Merger Proposal

As discussed elsewhere in this joint proxy statement/prospectus, Washington Banking is asking its shareholders to approve the Washington Banking merger proposal. Holders of Washington Banking common stock should read carefully this joint proxy statement/prospectus in its entirety, including the appendices, for more detailed information concerning the merger agreement and the merger. In particular, holders of Washington Banking common stock are directed to the merger agreement, a copy of which is attached as Appendix A to this joint proxy statement/prospectus.

The affirmative vote of the holders of two-thirds of the outstanding shares of Washington Banking common stock entitled to vote is required to approve the Washington Banking merger proposal.

The Washington Banking board of directors unanimously recommends that Washington Banking shareholders vote “FOR” the Washington Banking merger proposal.

Each of the directors and executive officers of Washington Banking has entered into a voting and support agreement with Heritage, pursuant to which each has agreed to vote “FOR” the Washington Banking merger proposal. For more information regarding the voting and support agreements, see “The Merger Agreement—Voting and Support Agreements” on page 103.

Under Washington law, shareholders are not entitled to bring any other proposals before the Washington Banking special meeting.

Washington Banking Adjournment Proposal

The Washington Banking special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the Washington Banking merger proposal.

If, at the Washington Banking special meeting, the number of shares of Washington Banking common stock present or represented and voting in favor of the Washington Banking merger proposal is insufficient to approve the Washington Banking merger proposal, Washington Banking intends to move to adjourn the Washington Banking special meeting in order to enable the Washington Banking board of directors to solicit additional proxies for approval of the Washington Banking merger proposal.

In this proposal, Washington Banking is asking its shareholders to authorize the holder of any proxy solicited by the Washington Banking board of directors on a discretionary basis to vote in favor of adjourning the Washington Banking special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Washington Banking shareholders who have previously voted.

The affirmative vote of the holders of a majority of the votes cast on the Washington Banking adjournment proposal is required to approve the Washington Banking adjournment proposal.

The Washington Banking board of directors unanimously recommends that Washington Banking shareholders vote “FOR” the Washington Banking adjournment proposal.

Washington Banking Compensation Proposal

In accordance with Section 14A of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) Washington Banking is providing its shareholders with the opportunity to cast an advisory (non-binding) vote on certain compensation that may become payable to its named executive officers that is based on or otherwise relates to the merger, the value of which is set forth in the table included in the section of this joint proxy statement/prospectus entitled “The Merger—Merger-Related Compensation for Washington Banking’s Named Executive Officers” on page 84. As required by Section 14A of the Exchange Act, and the applicable SEC rules issued thereunder, Washington Banking is asking its shareholders to vote on the adoption of the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to Washington Banking’s named executive officers that is based on or otherwise relates to the merger, as disclosed in the table and associated narrative discussion in the section of the joint proxy statement/prospectus statement entitled “The Merger—Merger-Related Compensation for Washington Banking’s Named Executive Officers” on page 84, is hereby APPROVED.”

The affirmative vote of the holders of a majority of the votes cast on the Washington Banking compensation proposal is required to approve the Washington Banking compensation proposal. The vote on named executive officer merger-related compensation is a vote separate and apart from the vote on the Washington Banking merger proposal. Accordingly, a Washington Banking shareholder may vote to approve the Washington Banking merger proposal and vote not to approve the Washington Banking compensation proposal and vice versa.

Because the vote on named executive officer merger-related compensation is advisory in nature only, it will not be binding on either Washington Banking or Heritage. Accordingly, because Washington Banking is contractually obligated to pay the compensation described in the section of this joint proxy statement/prospectus entitled “The Merger—Merger-Related Compensation for Washington Banking’s Named Executive Officers” on page 84, such compensation will be payable, subject only to the conditions applicable thereto, if the merger is approved and the merger is completed, regardless of the outcome of the advisory vote.

The Washington Banking board of directors unanimously recommends that Washington Banking shareholders vote “FOR” the Washington Banking compensation proposal.

THE MERGER

The following discussion contains certain material information about the merger. We urge you to read carefully this entire joint proxy statement/prospectus, including the merger agreement attached as Appendix A to this joint proxy statement/prospectus, for a more complete understanding of the merger.

Terms of the Merger

Each of Heritage’s and Washington Banking’s respective boards of directors has approved the merger agreement. The merger agreement provides for the merger of Washington Banking with and into Heritage, with Heritage continuing as the surviving corporation. Immediately following the completion of the merger, Washington Banking’s wholly owned bank subsidiary, Whidbey Island Bank, will merge with and into Heritage Bank, with Heritage Bank continuing as the resulting institution in the bank merger.

In the merger, each share of Washington Banking common stock, no par value per share, issued and outstanding immediately prior to the completion of the merger, except for specified shares of Washington Banking common stock held by Washington Banking or Heritage and dissenting shares, will be converted into the right to receive 0.89000 shares of Heritage common stock, no par value per share, and $2.75 in cash per share. No fractional shares of Heritage common stock will be issued in connection with the merger, and holders of Washington Banking common stock will be entitled to receive cash in lieu thereof.

Washington Banking shareholders and Heritage shareholders are being asked to approve the merger agreement. See “The Merger Agreement” on page 89 for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the completion of the merger and the provisions for terminating or amending the merger agreement.

Background of the Merger

As part of their ongoing consideration and evaluation of their respective long-term prospects and strategies, each of Washington Banking’s and Heritage’s board of directors and senior management have regularly reviewed and assessed their respective business strategies and objectives, including strategic opportunities and challenges, and have considered various strategic options potentially available to them, all with the goal of enhancing value for their respective shareholders. The strategic discussions have focused on, among other things, the business and regulatory environment facing financial institutions generally and Washington Banking and Heritage, respectively, in particular, as well as conditions and ongoing consolidation in the financial services industry.

Heritage continually seeks potential merger and acquisition candidates to enhance the value of its franchise. Heritage’s most recent acquisitions consisted of two FDIC-assisted transactions during 2010 involving failed banking institutions in its primary market area; the acquisition of Northwest Commercial Bank, a Washington chartered commercial bank headquartered in Lakewood, Washington on January 9, 2013; and the acquisition of Valley Community Bancshares, Inc. and its subsidiary financial institution, Valley Bank on July 15, 2013. Following these acquisitions, Heritage was particularly interested in a transformative strategic transaction of significant size that would both enhance Heritage’s competitive position in the commercial banking business and further diversify its loan portfolio and revenue stream. Washington Banking was well-known to Heritage, and the strength of its business lines, similar customer base and market area appeared to make it a good strategic fit with Heritage.

Over the past four years, Washington Banking, consistent with the strategic plan adopted by its board of directors, has actively sought potential merger and acquisition and other growth opportunities to enhance shareholder value. Washington Banking’s recent acquisitions consisted of two FDIC-assisted transactions in 2010 involving failed banking institutions. The FDIC-assisted acquisition of City Bank expanded Washington Banking’s footprint into King County, Washington. From July 2012 to August 2013, Washington Banking continued to review and pursue acquisition opportunities, including conducting due diligence on three acquisition targets in Washington state and two branch purchase opportunities in Washington Banking’s markets. During the summer of 2013 Washington Banking negotiated a potential non-binding letter of intent for the acquisition of a financial institution headquartered in Washington state and approximately half the size of Whidbey Island Bank, which we refer to as “Project X.” On September 6, 2013, the board of directors determined to discontinue discussions with respect to Project X to focus on the opportunity with Heritage, which the board of directors believed offered the opportunity to more significantly grow the franchise and was a more attractive opportunity than Project X due to the larger size, more complementary geographic fit and overall profile of the combined institution. In connection with Washington Banking’s strategic planning, the board of directors and management stressed the importance of enhancing shareholder value through mergers or acquisitions in order to remain competitive in the challenging economic, regulatory and interest rate climate, and to address potentially increased operating costs and declining revenues with the projected runoff of covered loans from FDIC-assisted transactions. The board of directors focused on identifying strong complementary franchises that shared Washington Banking’s values and approach to community banking.

Over the years, Brian L. Vance, President and Chief Executive Officer of Heritage, and John L. Wagner, President and Chief Executive Officer of Washington Banking, have engaged in informal discussions regarding general industry and business matters. Mr. Vance and Mr. Wagner, separately, discussed with various investment bankers a potential strategic business combination between the two companies; however, subsequent discussions between the individuals had not occurred.

In early August 2013, Mr. Vance telephoned Mr. Wagner to suggest that they have an informal meeting to discuss various merger opportunities, and they agreed to meet in Seattle on August 27, 2013. At the meeting, Mr. Vance and Mr. Wagner initiated an informal dialogue about a possible strategic combination of Heritage and Washington Banking.

Between August 13, 2013 and August 22, 2013, representatives of Heritage met with its financial advisor, Davidson, to discuss potential structures, terms and pricing of a proposed transaction between Heritage and Washington Banking.

Between August 13, 2013 and August 23, 2013, Washington Banking’s management, along with Sandler, participated in discussions regarding the potential Project X acquisition, the strategic opportunities and merger and acquisition possibilities for Washington Banking that had been considered over the previous year, the general state of potential merger and acquisition opportunities and strategic partners in the Pacific Northwest. Mr. Wagner informed board members of the pending meeting with Mr. Vance and was asked to report back to the board.

At the August 27, 2013 meeting, Messrs. Vance and Wagner initially engaged in a broad-ranging conversation, including discussion of general business and financial services industry matters and an exchange of their respective business philosophies. Mr. Vance and Mr. Wagner also discussed the topic of a possible strategic business combination of Heritage and Washington Banking. Mr. Vance inquired as to whether Washington Banking would be interested in engaging in a discussion about a possible transaction. Mr. Wagner confirmed that under the right terms he believed Washington Banking would be interested in further discussions with Heritage about a possible strategic business combination. Messrs. Vance and Wagner acknowledged that this strategic business combination would require careful consideration of structural issues including organizational structure, shared leadership by both management teams, as well as financial metrics, including stock and cash mix, accretion/dilution to existing Heritage shareholders and pro forma ownership of the combined company, capital and capital ratios of the resulting institution, and returns in order to be acceptable to both Washington Banking and Heritage. Following the meeting, Mr. Wagner informed Washington Banking board members and senior management of his initial discussions with Mr. Vance.

On August 28, 2013, Mr. Wagner contacted Washington Banking’s legal counsel, Lane Powell PC (which we refer to as “Lane Powell”), to discuss the proposed transaction. Lane Powell reviewed with Mr. Wagner the various items that would need to be addressed in connection with the proposed transaction including structure and pricing considerations, as well as “social” issues such as the combined company’s corporate headquarters and subsidiary bank name.

On August 29, 2013, at Washington Banking’s regularly scheduled board meeting, Mr. Wagner gave a report of his meeting with Mr. Vance and Heritage’s desire to have further discussions regarding a potential strategic business combination with Washington Banking. Sandler participated in the meeting. After discussion and at the conclusion of the meeting, Washington Banking’s board authorized management to have further discussions with Heritage about a possible strategic business combination.

On August 30, 2013, Heritage’s management, Heritage’s legal counsel, Breyer & Associates PC and Silver, Freedman, Taff & Tiernan, L.L.P. (together, referred to as “Heritage’s legal counsel”), and Davidson participated in initial discussions of the proposed strategic business combination of Heritage and Washington Banking by telephone. That same day, Davidson provided a nondisclosure agreement that had been signed by Heritage to Washington Banking.

On September 3, 2013, Heritage’s legal counsel, Lane Powell, Davidson and Sandler participated in a telephone call to discuss the structure of the proposed strategic business combination in preparation for the special board meeting scheduled for that day.

On September 3, 2013, Heritage’s management and its board of directors, along with Davidson and Heritage’s legal counsel participated in a special board meeting to discuss the proposed transaction. Management and Heritage’s legal counsel responded to questions from the board regarding the proposed transaction. In addition, Heritage’s legal counsel reviewed with the board of directors the various items that would need to be addressed in connection with the proposed transaction including structure and pricing. Davidson presented detailed financial analysis concerning Washington Banking and information concerning the combined company. In connection with the financial analysis provided by Davidson, there was a discussion among management and the board regarding a potential strategic partnership with Washington Banking with Mr. Vance suggesting a proposal to Washington Banking of $15.75 per share with 80% of the total consideration comprised of Heritage stock and 20% in cash. Heritage wanted to use the cash consideration to leverage the resulting company’s capital ratios, improve return on equity, improve earnings per share and minimize dilution to Heritage shareholders.

On September 4, 2013, Messrs. Wagner and Vance met in Seattle along with Sandler and Davidson to discuss the proposed strategic business combination. This was the initial discussion between Heritage and Washington Banking and their respective financial advisors regarding the structure and pricing of the proposed transaction. At that meeting, Mr. Vance distributed a list of discussion items regarding the structure of the strategic business transaction and the potential combined company, including deal structure, pricing, governance and operational issues including participation in the combined company by board members of Heritage and Washington Banking and management team roles for individuals from both institutions, and the logistical issues of the combined company’s name and the location of its headquarters. In addition to these discussion items, the parties present also discussed the size of the proposed board of the combined company as compared to select publicly traded peers. Following the meeting, Davidson distributed a summary of the framework of the strategic business combination, including the specific items discussed at the meeting as outlined above. These items included the establishment of a combined board of 12 to 15 members with a majority of the board consisting of Heritage directors and up to five Washington Banking directors; the appointment of the board chair from Washington Banking for a term of up to two years; and the chief executive officer and chief operating officer from Heritage continuing in their respective roles in the combined company. In connection with these discussions, Mr. Vance proposed to Mr. Wagner a price of $15.80 per share with 80% of the total consideration comprised of Heritage stock and 20% in cash. Following these discussions, Mr. Wagner executed the nondisclosure agreement so the two banks could begin to share more detailed and confidential information. After the meeting Mr. Vance provided Mr. Wagner with a summary of the discussion items that reflected the matters discussed at the meeting that occurred that day.

On September 6, 2013, Heritage’s board of directors held a special meeting to discuss the status of the proposed strategic business combination with Washington Banking, and management updated the board of additional developments regarding preliminary discussions with Washington Banking at the September 4, 2013 meeting. In particular, Mr. Vance apprised the Heritage board of the results of the discussions with Washington Banking on September 4, 2013 regarding the composition of the board of directors of the resulting company, the appointment of the board chair from Washington Banking and the appointment of the chief executive officer and chief operating officer from Heritage. There was a general consensus among the board regarding the number of directors of the resulting company and the appointment of the board chair, chief executive officer and chief operating officer. Discussion followed regarding the materials provided by Davidson and the board determined and provided management with a price of $15.80 to $16.00 to use as a guideline for negotiation with Washington Banking for the proposed transaction.

On September 6, 2013, Washington Banking’s board of directors held a special meeting to discuss the status of the proposed strategic business combination and management informed the board of additional development regarding preliminary discussions with Heritage from September 4, 2013. Washington Banking’s management and Sandler responded to questions about the discussions and possible next steps. Based on the information from the September 4, 2013, meeting, Sandler presented detailed financial analysis concerning the strategic business combination. Washington Banking’s board of directors determined that in order to proceed with discussions with Heritage, the proposed merger consideration to Washington Banking’s shareholders would need to be increased to approximately $16.80 per share, and an increase in the amount of stock consideration to approximately 90% of the overall consideration, and additional governance and operational changes, including the proposed board and management composition, would need to be made to the proposed merger terms in order to reflect Washington Banking’s contribution to the combined company. Washington Banking wanted the stock component increased from 80% to 90% so that Washington Banking shareholders would retain a meaningful ownership interest in the resulting company. The Washington Banking board indicated that they would prefer to have a balance of Heritage and Washington Banking senior leaders in the resulting organizational structure and a board of directors that represented the pro forma ownership of the combined company with just over 50% of the directors from the current Heritage board, and confirmation that the board chair would be from Washington Banking for two years. Washington Banking’s board of directors instructed Mr. Wagner to provide this feedback to Mr. Vance. Following the special board meeting, Mr. Wagner contacted Mr. Vance to share the board’s feedback.

On September 9, 2013, Mr. Vance communicated to Mr. Wagner an updated approach to the proposed strategic business combination, including a revised approach to certain social and operational issues and reflecting greater involvement from Washington Banking in the potential combined company. In particular, these discussions centered around board composition, the board chair, the appointment of the chief executive officer and chief operating officer, and other key management positions including the chief lending officer and chief administrative officer. In particular, Mr. Vance proposed to Mr. Wagner a combined board of 15 members with eight members from Heritage and seven members from Washington Banking, the appointment of the board chair from Washington Banking and the appointment of the chief executive officer and chief operating officer from Heritage. Mr. Vance told Mr. Wagner that Heritage would consider revising the merger consideration of $15.80 per share with 80% of the total consideration comprised of Heritage stock and 20% in cash, but that Heritage needed more definitive direction from Washington Banking. Mr. Vance also indicated to Mr. Wagner that in order for Heritage to move forward with due diligence and drafting a merger agreement, Heritage and Washington Banking would need to enter into a period of mutual exclusivity for purposes of their negotiations. The parties entered into an exclusivity arrangement to induce each other to spend the time, effort and cost to complete due diligence which is costly and time consuming and to protect the integrity of good faith negotiations.

On September 12, 2013, at a special meeting of the Heritage board, the Heritage board received an update on the proposed strategic business combination. Discussion continued on the price and consideration mix to be offered to Washington Banking in the proposed transaction. The board determined that negotiations should continue regarding the proposed transaction and authorized Mr. Vance to have the ability to negotiate a price of up to $16.50 per share with a mix of up to 90% stock and 10% cash.

On September 13, 2013, at a special meeting of the Washington Banking board, directors discussed the proposed merger consideration and social issues, including the board composition and executive management team of the combined company. During that discussion, the Washington Banking board noted the importance of ensuring an appropriate balance of directors and executives of Washington Banking in the oversight, strategic direction and management of the combined company whose familiarity with Washington Banking’s business, customers and employees would help minimize integration risk, which in turn would maximize the opportunity for Washington Banking’s shareholders to participate in the synergies of the strategic business combination as continuing shareholders of the potential combined company. The Washington Banking board also discussed the opportunities and risks associated with a strategic business combination with Heritage. Sandler and Lane Powell participated in the meeting. Sandler presented certain financial analysis and data regarding Washington Banking and Heritage. Lane Powell reviewed with the Washington Banking board the fiduciary duties of Washington Banking directors applicable to their consideration of the proposed strategic business combination. Washington Banking’s board directed Mr. Wagner and Sandler to inform Mr. Vance and Davidson that Washington Banking would proceed with due diligence and a reasonable period of exclusivity, authorized by the board not to exceed six weeks in order to complete due diligence and prepare a merger agreement, provided that the cash consideration to be received by Washington Banking shareholders was increased. After reviewing the materials presented by Sandler, the Washington Banking board proposed a 0.89000 exchange ratio and directed Mr. Wagner and Sandler to negotiate for additional cash consideration in the range of $2.75 to $3.00 per share, reflecting total merger consideration of approximately $16.80 per share. The parties had been discussing a transaction with a stock consideration mix of up to 90% of the total consideration. The 0.89000 exchange ratio was within this amount based on the current price of Heritage’s common stock.

On September 14, 2013, Heritage verbally presented to Washington Banking a revised proposal agreeing with an exchange ratio of 0.89000 per share and proposing cash consideration of $2.50 per share and recommended an exclusivity period until the end of October 2013.

On September 14 and 15, 2013, Davidson and Sandler had a series of discussions regarding the terms of the proposed strategic business combination, primarily the exchange ratio and cash consideration per share.

On September 15, 2013, after further discussion between Heritage and Washington Banking and their respective financial advisors, Heritage and Washington Banking agreed to proceed with negotiations of a definitive merger agreement with cash consideration of $2.75 per share and an exchange ratio of 0.89000, subject to completion of satisfactory due diligence, a period of mutual exclusivity and approval from their respective boards. By agreeing to a fixed exchange ratio of 0.89000, the number of shares to be issued became fixed, thereby limiting the dilutive impact of the issuance of shares. The cash component of $2.75 was also fixed. After the exchange ratio and cash per share was agreed upon, the composition of stock and cash as a percentage of the total deal consideration would fluctuate based on the market price of Heritage’s shares.

On September 16, 2013, Heritage’s board of directors held a special meeting to discuss the status of the negotiations. Discussion followed regarding the proposed cash consideration of $2.75 per share and an exchange ratio of 0.89000. In connection with the discussion it was noted that including cash consideration of $2.75 would result in consideration of $16.50 per share based on Heritage’s most recent 10 day average trading price. Following discussion, the board approved the merger consideration and also approved an engagement letter with Davidson, which was then executed. On that same day, Heritage provided a draft of the exclusivity agreement to Washington Banking, proposing an exclusivity period ending October 31, 2013.

On September 16, 2013, Mr. Wagner informed the Washington Banking directors and senior management of the Heritage board’s approval to proceed with the preparation of a definitive agreement and the due diligence process.

On September 17, 2013, Heritage provided Washington Banking access to Heritage due diligence information. On that same day, Washington Banking entered into an engagement letter with Sandler.

On September 18, 2013, Lane Powell proposed revisions to the exclusivity agreement and Lane Powell, with input from Sandler and Washington Banking management, and Heritage’s legal counsel, with input from Davidson and Heritage management, finalized a form of exclusivity agreement with an exclusivity period ending October 24, 2013.

On September 19, 2013, Mr. Vance and Jeff Deuel, Executive Vice President of Heritage, had a meeting with the Washington Banking management team in Burlington, Washington. Introductions of the parties in attendance were made and a discussion of the general operating processes of Heritage and Washington Banking followed. On that same day, Mr. Vance and Mr. Wagner exchanged signature pages to the exclusivity agreement which was dated September 18, 2013.

From September 21, 2013 through September 30, 2013, Heritage’s legal counsel prepared the merger agreement and the related transaction documents, with the assistance of Heritage’s management and Davidson.

On September 23, 2013, the Heritage management team met in Seattle, Washington with the Washington Banking management team, Davidson and Sandler also attended the meeting. Introductions of the parties in attendance were made and a discussion followed regarding the general operating processes of the potential combined company as well as discussion on a due diligence process.

On September 24, 2013 Washington Banking provided Heritage with access to Washington Banking due diligence information.

From September 25, 2013 through September 27, 2013 Heritage and an outside third party conducted credit due diligence of Washington Banking.

On September 26, 2013, at Washington Banking’s regularly scheduled board meeting, Mr. Wagner, Sandler and Lane Powell provided updates on the status of the proposed strategic business combination. Lane Powell presented an overview of the timeline for the potential business combination and the key approvals required by the banking regulators and filings with the SEC.

On September 30, 2013, management of Heritage had a call with management of Washington Banking to discuss credit trends, and from September 30, 2013 through October 2, 2013, Washington Banking and an outside third party conducted on site credit due diligence of Heritage.

On October 1, 2013 the Heritage board had a telephone conference call in order to provide a general update on transaction status.

On October 1, 2013, Heritage’s legal counsel provided the initial draft of the merger agreement and related transaction documents to Washington Banking, Lane Powell and Sandler.

On October 2, 2013, the management teams from Heritage and Washington Banking, along with Davidson and Sandler, met in Seattle to discuss process, procedures, human resources, facilities, locations of respective operations, and organizational structures. as to the potential integration of the combined company. Lane Powell participated in due diligence discussions and reviewed documents. Mr. Vance and Mr. Deuel met individually with members of Washington Banking’s senior management team. Later that day, the Washington Banking board traveled to Seattle to be introduced to Mr. Vance. The purpose of the meeting was to make general introductions and terms of the proposed transaction were not discussed.

On October 8, 2013, Heritage received comments on the merger agreement and related transaction documents from Lane Powell.

On October 11, 2013, Heritage’s board of directors held a special meeting to discuss the comments on the merger agreement and related transaction documents received from Lane Powell with Heritage’s legal counsel. Following that discussion, Heritage’s legal counsel provided Lane Powell with a revised draft of the merger agreement.

On October 14, 2013, Messrs. Vance and Wagner met to discuss Mr. Wagner’s role in the potential combined company. Mr. Vance urged Mr. Wagner to continue his involvement with the combined company in order to ensure an orderly and successful transition. Mr. Vance further proposed that Mr. Wagner once again consider the role of Chairman of the Board of Directors which Mr. Wagner declined.

On October 15, 2013, the Washington Banking board of directors held a special meeting in order to receive an update on the status of the negotiation of the merger agreement and potential strategic business combination with Heritage. Sandler reviewed with the board the key business terms of the transaction as then currently proposed. The discussion included a review of possible strategic alternatives. Sandler and Lane Powell reviewed with the board additional information regarding the proposed transaction and certain of the key terms and open issues in the current draft of the merger agreement. Further, management reported on the status of Washington Banking’s due diligence of Heritage. In addition, Lane Powell reviewed with the board the legal standards and duties applicable to the board’s process, decisions and actions with respect to the proposed transaction. Following questions from and discussions among those in attendance, Washington Banking’s board authorized management to continue their negotiations with Heritage regarding the possible transaction.

On October 16, 2013, Messrs. Vance and Wagner further discussed by telephone personnel issues and responsibilities in the potential combined company. In addition, there was further discussion regarding Mr. Wagner’s continued involvement with the combined company, and the various alternatives in which this could be accomplished.

On October 17, 2013, Lane Powell provided comments on the merger agreement to Heritage’s legal counsel.

On October 18, 2013, Washington Banking’s board of directors held a special meeting to review the merger agreement and related open items. Lane Powell reviewed in detail the merger agreement and open items. Following a discussion, the board authorized management to continue discussions with Heritage management concerning the resolution of these open items.

Also on October 18, 2013, Heritage provided Washington Banking with a revised draft of the merger agreement and related documents.

On October 20, 2013, Heritage’s board of directors held a special meeting to discuss the open items with respect to the merger agreement. On that same date, Heritage management discussed with Washington Banking management the proposed bylaw amendments concerning the composition of the combined company’s board of directors, including the procedures for the appointment of replacement directors, the term of the directors of the combined company, the appointment of the chairman and vice-chairman of the combined company, and the amendment of the proposed bylaw amendment.

As a result of continuing discussions and negotiations, the parties agreed to recommend to their respective boards of directors a transaction in which Washington Banking would merge with and into Heritage in a stock and cash transaction, with Washington Banking shareholders receiving 0.89000 shares of Heritage common stock and $2.75 in cash in exchange for each share of Washington Banking common stock. The transaction would provide that Mr. Vance would serve as President and Chief Executive Officer of the combined company and Chief Executive Officer of Heritage Bank, Mr. Deuel would serve as Executive Vice President of the combined company and President and Chief Operating Officer of Heritage Bank, Mr. Hinson would serve as Executive Vice President and Chief Financial Officer of the combined company and Heritage Bank, Mr. David A. Spurling would serve as Senior Vice President and Chief Credit Officer of Heritage Bank; Mr. Bryan McDonald would serve as Executive Vice President and Chief Lending Officer of Heritage Bank, and Mr. Edward Eng would serve as Executive Vice President and Chief Administrative Officer of Heritage Bank. The boards of directors of the combined company and the combined banks would each consist of 15 directors, eight of which would be ongoing Heritage directors (including Mr. Vance and Mr. Brian S. Charneski, the current Vice Chairman of Heritage, who would serve as Vice-Chairman of the Board of Heritage and Heritage Bank) and seven of which would be former Washington Banking directors, including Mr. Anthony B. Pickering, the current Washington Banking Chairman of the Board, who would serve as Chairman of the Board of Heritage and Heritage Bank.

On October 21, 2013, Messrs. Wagner and Vance spoke by telephone with the FDIC Western Regional Director about the proposed transaction. Heritage legal counsel provided to Lane Powell the Heritage disclosure schedules. Mr. Wagner telephoned Mr. Vance to inform him that, although he was enthusiastic about the proposed transaction, he had determined that he did not want to serve on the board of the combined company. During their discussion, Mr. Wagner agreed to enter into a consulting agreement with the potential combined company, which would provide that Mr. Wagner assist in the maintenance and retention of important customer and employee relationships with Washington Banking and Heritage.

Also on October 21, 2013, Heritage’s legal counsel provided a revised draft of the merger agreement and plan of bank merger to Lane Powell.

On October 21 and 22, 2013, Mr. McDonald, President and Chief Executive Officer of Whidbey Island Bank, entered into an employment agreement with Heritage Bank to serve as Executive Vice President and Chief Lending Officer of Heritage Bank; and Mr. Eng, Chief Administrative Officer of Whidbey Island Bank entered into an employment agreement with Heritage Bank to serve as Executive Vice President and Chief Administrative Officer of Heritage Bank. Each agreement was entered into subject to Heritage and Washington Banking entering into the merger agreement, and each such agreement would be effective only if the merger is completed.

On October 22, 2013, Davidson distributed to all parties drafts of a joint press release announcing the transaction and investor presentation. Heritage’s board of directors convened a special meeting to review the merger agreement, voting agreements, the proposed bylaw amendment and plan of merger. At the meeting, Davidson presented its financial analysis, oral fairness opinion and information on the public announcements for the proposed merger. Following these discussions, and review and discussion among the members of the Heritage board of directors, including consideration of the factors described under “—Heritage’s Reasons for the Merger; Recommendation of Heritage’s Board of Directors” on page 53, the Heritage board of directors determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of Heritage and its shareholders, and the directors voted unanimously to approve the merger agreement and the transactions contemplated thereby and recommended that Heritage’s shareholders approve the merger agreement. On that same day, Lane Powell provided Heritage legal counsel and Heritage with drafts of the Washington Banking disclosure schedules to the merger agreement. Following the Heritage board meeting, Messrs. Vance and Wagner contacted the Federal Reserve Bank of San Francisco and the Washington State Department of Financial Institutions, Division of Banks to notify them of the announcement of a strategic business combination between Washington Banking and Heritage.

On October 23, 2013, Heritage provided its final disclosure schedules to Washington Banking. On that same day, the Washington Banking board of directors held a special meeting to consider the proposed merger in accordance with the terms of the draft merger agreement. At the meeting, the board of directors received an update from Washington Banking’s management on the status of negotiations with Heritage and received due diligence reports on aspects of Heritage’s operations and financial condition. Also at this meeting Sandler reviewed with Washington Banking’s board of directors its financial analysis of the proposed merger consideration and delivered to Washington Banking’s board of directors an oral opinion, which was confirmed by delivery of a written opinion dated October 23, 2013, to the effect that, as of such date and based on and subject to various factors, assumptions and limitations set forth in its opinion, the proposed merger consideration was fair, from a financial point of view, to the holders of Washington Banking common stock. A representative of Lane Powell again reviewed with the board the legal standards applicable to the board’s process, decisions and actions on the proposed merger. In addition, representatives of Lane Powell reviewed the most recent draft of the proposed merger agreement and related agreements. Washington Banking’s senior management and outside legal and financial advisors responded to questions from the directors throughout the meeting and there were discussions among the directors and management.

Following these discussions, and review and discussion among the members of Washington Banking’s board of directors, including consideration of the factors described under “—Washington Banking’s Reasons for the Merger; Recommendation of Washington Banking’s Board of Directors” on page 55, the Washington Banking board of directors determined that the merger agreement and the transactions contemplated thereby, including the merger, were advisable and in the best interests of Washington Banking and its shareholders, and the directors voted unanimously to approve the merger agreement and the transactions contemplated thereby and recommended that Washington Banking’s shareholders approve the merger agreement.

Following the completion of the October 23, 2013 Washington Banking board meeting, the parties and their respective legal and financial advisors completed final negotiations covering the remaining open items in the merger agreement. Following these final negotiations, Mr. Wagner executed a consulting agreement with Heritage to serve as a special advisor to Heritage following the merger. The consulting agreement for Mr. Wagner, and the employment agreements for Messrs. McDonald and Eng become effective as of the closing of the merger and the bank merger. The merger agreement and the related agreements were then finalized, executed and delivered, and the proposed transaction was announced in the afternoon of October 23, 2013, in a press release issued jointly by Heritage and Washington Banking.

Heritage’s Reasons for the Merger; Recommendation of Heritage’s Board of Directors

After careful consideration, at a meeting held on October 22, 2013, Heritage’s board of directors unanimously determined that the merger agreement, including the merger and the other transactions contemplated thereby, is in the best interests of Heritage and its shareholders. Accordingly, Heritage’s board of directors unanimously approved the merger agreement and recommends that Heritage’s shareholders vote “FOR” the Heritage merger proposal and “FOR” the Heritage adjournment proposal.

In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement and recommend that its shareholders vote “FOR” the Heritage merger proposal, the Heritage board of directors consulted with Heritage management, as well as its independent financial and legal advisors, and considered a number of factors, including the following material factors:

•	its knowledge of Heritage’s business, operations, financial condition, earnings and prospects and of Washington Banking’s business, operations, financial condition, earnings and prospects, taking into account the results of Heritage’s due diligence review of Washington Banking, including Heritage’s assessments of Washington Banking’s credit policies, asset quality, adequacy of loan loss reserves, interest rate risk and litigation;

•	its understanding of the current and prospective environment in which Heritage and Washington Banking operate, including national and local economic conditions, the interest rate environment, increasing operating costs resulting from regulatory initiatives and compliance mandates, the competitive environment for financial institutions generally, and the likely effect of these factors on Heritage both with and without the proposed transaction;

•	the broader product offering for its customer base and the additional cross-selling opportunities in certain segments, including consumer lending, auto lending, mortgages and small business administration;

•	the enhancement of the combined company’s competitive position expected to result from the merger, including the fact that the combined company is expected to have the 11th largest deposit market share in Washington and third in deposit market share among Washington-based institutions, with corporate headquarters in the state of Washington, in the combined footprint (based on data as of June 30, 2013 provided by SNL Financial);

•	the locations of Washington Banking’s branch offices and the potential opportunity to double the branch footprint of the combined company along the I-5 corridor;

•	the strength of Washington Banking’s management team;

•	the anticipated pro forma impact of the merger on the combined company, including potential synergies, and the expected impact on financial metrics such as earnings and tangible equity per share, as well as on regulatory capital levels;

•	the expanded possibilities, including organic growth and future acquisitions, expected to be available to the combined company, given its larger size, asset base and capital position;

•	the likelihood of a successful integration of Washington Banking’s business, operations and workforce with those of Heritage and of successful operation of the combined company despite the challenges of such integration, and the belief that customer disruption in the transition phase would not be significant due to the complementary nature of the markets served by Heritage and Washington Banking;

•	the financial and other terms of the merger agreement, including the fixed exchange ratio for the stock portion of the merger consideration and the fixed per share amount for the cash portion of the merger consideration, tax treatment and mutual deal protection and termination fee provisions, which the Heritage board reviewed with its outside financial and legal advisors;

•	the written opinion of Davidson, Heritage’s financial advisor, dated as of October 23, 2013, delivered to the Heritage board of directors to the effect that, as of that date, and subject to and based on the various assumptions, considerations, qualifications and limitations set forth in the opinion, the merger consideration payable to holders of Washington Banking common stock was fair, from a financial point of view, to Heritage; and

•	the interests of Washington Banking’s directors and executive officers in the merger, in addition to their interests generally as shareholders, as described under “—Interests of Washington Banking’s Directors and Executive Officers in the Merger” on page 79.

The Heritage board of directors also considered a number of potential risks and uncertainties associated with the merger in connection with its deliberation of the proposed transaction, including, without limitation, the following:

•	the potential risk of diverting management attention and resources from the operation of Heritage’s business towards the completion of the merger;

•	the restrictions on the conduct of Heritage’s business prior to the completion of the merger, which are customary for public company merger agreements involving financial institutions, but which, subject to specific exceptions, could delay or prevent Heritage from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of Heritage absent the pending merger;

•	the potential risks associated with achieving anticipated cost synergies and savings and successfully integrating Washington Banking’s business, operations and workforce with those of Heritage;

•	the fact that, because the stock portion of the merger consideration consists of a fixed exchange ratio of shares of Heritage common stock, there will be no reduction in the number of shares of Heritage common stock to be issued in connection with the merger even if the price of Heritage common stock increases prior to completion of the merger;

•	the fact that, while Heritage expects that the merger will be consummated, there can be no assurance that all conditions to the parties’ obligations to complete the merger agreement will be satisfied, including the risk that necessary regulatory or shareholder approvals might not be obtained and, as a result, the merger may not be consummated;

•	the risk of potential employee attrition and/or adverse effects on business and customer relationships as a result of the pending merger;

•	the outcome of litigation in connection with the merger;

•	the fact that: (i) the merger agreement includes a “force the vote” provision that would obligate Heritage to hold a shareholders’ meeting to consider the merger agreement even if the Heritage board of directors withdraws its favorable recommendation of the merger agreement after determining in good faith that it would be inconsistent with its fiduciary duties to continue to recommend the merger agreement; (ii) Heritage would be prohibited from affirmatively soliciting acquisition proposals after execution of the merger agreement; and (iii) Heritage would be obligated to pay to Washington Banking a termination fee of $7.9 million if the merger agreement is terminated under certain circumstances, all of which may discourage other parties potentially interested in a strategic transaction with Heritage from pursuing such a transaction;

•	Washington Banking’s ratio of loan loss reserves to non-performing loans was significantly below the comparable group median results for nationwide and Western United States transactions; and

•	the other risks described under the heading “Risk Factors” on page 28.

The foregoing discussion of the information and factors considered by the Heritage board of directors is not intended to be exhaustive, but includes the material factors considered by the Heritage board of directors. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Heritage board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Heritage board of directors considered all these factors as a whole, including discussions with, and questioning of, Heritage’s management and Heritage’s independent financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

Heritage’s board of directors unanimously approved the merger agreement and recommends that Heritage’s shareholders vote “FOR” the approval of the Heritage merger proposal and “FOR” the Heritage adjournment proposal.

This summary of the reasoning of Heritage’s board of directors and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements” on page 33.

Washington Banking’s Reasons for the Merger; Recommendation of Washington Banking’s Board of Directors

After careful consideration, at a meeting held on October 23, 2013, Washington Banking’s board of directors unanimously determined that the merger agreement, including the merger and the other transactions contemplated thereby, is in the best interests of Washington Banking and its shareholders. Accordingly, Washington Banking’s board of directors unanimously approved the merger agreement and recommends that Washington Banking’s shareholders vote “FOR” the Washington Banking merger proposal, “FOR” the Washington Banking adjournment proposal and “FOR” the Washington Banking compensation proposal.

In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement and recommend that its shareholders vote “FOR” the Washington Banking merger proposal, the Washington Banking board of directors consulted with Washington Banking management, as well as its independent financial and legal advisors, and considered a number of factors, including the following material factors:

•	its knowledge of Washington Banking’s business, operations, financial condition, asset quality, earnings, covered loan portfolio, capital and prospects both as an independent organization, as an acquirer executing its strategic plan and as a part of a combined company with Heritage, as well as under various other alternative scenarios;

•	its understanding of Heritage’s business, operations, regulatory and financial condition, asset quality, earnings, capital and prospects taking into account presentations by senior management of the results of due diligence review and information from Sandler and Lane Powell;

•	its belief that the merger will result in a premier, locally-operated commercial banking franchise with a diversified revenue stream, strong capital ratios, a well-balanced loan portfolio and an attractive funding base that has the potential to deliver a higher value to Washington Banking’s shareholders than the alternatives to the merger;

•	the complementary nature of the cultures and product mix of Washington Banking and Heritage, including with respect to strategic focus, target markets and client service, which management believes should facilitate integration and implementation of the transaction;

•	the expanded possibilities, including organic growth and future acquisitions, that would be available to the combined company, given its larger size, asset base, capital, market capitalization and trading liquidity and footprint;

•	the anticipated pro forma impact of the merger on the combined company, including potential synergies, and the expected impact on financial metrics such as earnings and tangible equity per share, as well as on regulatory capital levels;

•	the fact that the value of the merger consideration for holders of Washington Banking common stock at $16.89 per share, represents a premium of approximately 18.5% over the $14.25 closing price of Washington Banking common stock on NASDAQ on October 23, 2013 (the last trading day prior to the execution and announcement of the merger agreement), and the board’s review of similar transactions and belief that the transaction is likely to provide substantial future value to Washington Banking’s shareholders;

•	the financial analyses of Sandler and the written opinion of Sandler, Washington Banking’s independent financial advisor, dated as of October 23, 2013, delivered to the Washington Banking board of directors to the effect that, as of that date, and subject to and based on the various assumptions, considerations, qualifications and limitations set forth in the opinion, the merger consideration was fair, from a financial point of view, to Washington Banking’s shareholders;

•	the familiarity of Washington Banking’s management team with Heritage’s management team and the belief of Washington Banking’s management that the management and employees of Washington Banking and Heritage possess complementary skills and expertise;

•	the anticipated continued participation of certain members of Washington Banking’s board of directors and management team in the combined company, which enhances the likelihood that the strategic benefits that Washington Banking expects to achieve as a result of the merger will be realized and that the benefits and talents that Washington Banking brings to the combined institution will be appropriately valued and effectively utilized—including the appointment of seven current Washington Banking directors to the board of directors of Heritage with Washington Banking’s current Chairman of the Board, Anthony B. Pickering, to serve as Chairman of the Board of Heritage and Heritage Bank, the appointment of Whidbey Island Bank’s President and Chief Executive Officer, Bryan McDonald, as Executive Vice President and Chief Lending Officer of Heritage Bank, the appointment of Whidbey Island Bank’s Executive Vice President and Chief Administrative Officer, Edward Eng, as Executive Vice President and Chief Administrative Officer of Heritage Bank, and the continuing leadership of Washington Banking’s President and Chief Executive Officer, John L. Wagner, as a special advisor to Heritage following the merger, and the expected participation of other Washington Banking officers in management positions of the combined company;

•	the effects of the merger on other Washington Banking employees, including the prospects for continued employment and various benefits agreed to be provided to Washington Banking employees;

•	the board’s understanding of the current and prospective environment in which Washington Banking and Heritage operate, including national and local economic conditions, the interest rate environment, increasing operating costs resulting from regulatory initiatives and compliance mandates, the competitive environment for financial institutions generally, and the likely effect of these factors on Washington Banking both with and without the proposed transaction;

•	the limited availability of FDIC-assisted and traditional acquisition opportunities that met, or would meet going forward, the strategic goals of Washington Banking, including growth in the current environment;

•	the effects of the run-off of the covered loan portfolio, including declining revenue and lower net interest margin, and the prospects, and impact on financial performance, of a prolonged low interest rate environment, which emphasized the importance of seeking merger and acquisition opportunities with community banks that share similar business models;

•	the merger is consistent with Washington Banking’s strategic plan, including achieving strong earnings growth, providing the opportunity to replace the covered loan portfolio, improving customer attraction and retention and focusing on expense control;

•	the complementary fit of Washington Banking and Heritage because of the nature of the markets served and the products offered by the two institutions;

•	the enhancement of the combined company’s competitive position expected to result from the merger, including that the combined company is expected to have the 11th largest deposit market share in Washington and third in deposit market share among Washington-based institutions, with corporate headquarters in the state of Washington, in the combined footprint (based on data as of June 30, 2013 provided by SNL Financial);

•	the ability of Heritage to complete the merger from a financial and regulatory perspective;

•	the structure of the transaction as a strategic business combination in which, among other things, Washington Banking’s board and management would have substantial participation in the combined company;

•	the equity interest in the combined company that Washington Banking’s existing shareholders will receive in the merger, which allows such shareholders to continue to participate in the future success of the combined company;

•	the greater market capitalization and trading liquidity of Heritage common stock in the event that Washington Banking shareholders desired to sell the shares of Heritage common stock to be received by them following completion of the merger;

•	the proximity of Mr. Wagner to retirement and the effect of his retirement on the management team and Washington Banking’s prospects;

•	the board’s understanding that the merger will qualify as a “reorganization” under Section 368(a) of the Code, providing favorable tax consequences to Washington Banking’s shareholders in the merger on the stock portion of the merger consideration; and

•	the board’s review with its independent legal advisor, Lane Powell, of the material terms of the merger agreement, including the board’s ability, under certain circumstances, to withhold, withdraw, qualify or modify its recommendation to Washington Banking’s shareholders and to consider an acquisition proposal in certain circumstances, subject to the potential payment by Washington Banking of a termination fee of $7.9 million to Heritage, which the board of directors concluded was reasonable in the context of termination fees in comparable transactions and in light of the overall terms of the merger agreement, as well as the reciprocal nature of the covenants, representations and warranties and termination provisions in the merger agreement.

The Washington Banking board of directors also considered a number of potential risks and uncertainties associated with the merger in connection with its deliberation of the proposed transaction, including, without limitation, the following:

•	the potential risk of diverting management attention and resources from the operation of Washington Banking’s business and towards the completion of the merger;

•	the restrictions on the conduct of Washington Banking’s business prior to the completion of the merger, which are customary for public company merger agreements involving financial institutions, but which, subject to specific exceptions, could delay or prevent Washington Banking from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of Washington Banking absent the pending merger;

•	the potential risks associated with achieving anticipated cost synergies and savings and successfully integrating Washington Banking’s business, operations and workforce with those of Heritage;

•	the merger-related costs;

•

the fact that the interests of certain of Washington Banking’s directors and executive officers may be different from, or in addition to, the interests of Washington Banking’s other shareholders as described under the heading “—Interests of Washington Banking’s Directors and Executive Officers in the Merger” on page 79;

•	the fact that, because the stock portion of the merger consideration consists of a fixed exchange ratio of shares of Heritage common stock, Washington Banking shareholders could be adversely affected by a decrease in the trading price of Heritage common stock during the pendency of the merger;

•	the fact that, while Washington Banking expects that the merger will be consummated, there can be no assurance that all conditions to the parties’ obligations to complete the merger agreement will be satisfied, including the risk that necessary regulatory or shareholder approvals might not be obtained and, as a result, the merger may not be consummated;

•	the risk of potential employee attrition and/or adverse effects on business and customer relationships as a result of the pending merger;

•	the outcome of litigation in connection with the merger;

•	the dividend history of Heritage and possible dividend amounts following the merger;

•	the fact that: (i) the merger agreement includes a “force the vote” provision that would obligate Washington Banking to hold a shareholders’ meeting to consider the merger agreement even if the Washington Banking board of directors withdraws its favorable recommendation of the merger agreement after determining in good faith that it would be inconsistent with its fiduciary interests to recommend the merger agreement; (ii) Washington Banking would be prohibited from affirmatively soliciting acquisition proposals after execution of the merger agreement; and (iii) Washington Banking would be obligated to pay to Heritage a termination fee of $7.9 million if the merger agreement is terminated under certain circumstances, all of which may discourage other parties potentially interested in a strategic transaction with Washington Banking from pursuing such a transaction; and

•	the other risks described under the heading “Risk Factors” on page 28.

The foregoing discussion of the information and factors considered by the Washington Banking board of directors is not intended to be exhaustive, but includes the material factors considered by the Washington Banking board of directors. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Washington Banking board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Washington Banking board of directors considered all these factors as a whole, including discussions with, and questioning of Washington Banking’s management and Washington Banking’s independent financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

Washington Banking’s board of directors unanimously approved the merger agreement and recommends that Washington Banking’s shareholders vote “FOR” the approval of the Washington Banking merger proposal, “FOR” the Washington Banking adjournment proposal and “FOR” the Washington Banking compensation proposal. Washington Banking shareholders should be aware that Washington Banking’s directors and executive officers have interests in the merger that are different from, or in addition to, those of other Washington Banking shareholders. The board of directors was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement, and in recommending that the merger agreement be approved by the shareholders of Washington Banking. See “—Interests of Washington Banking’s Directors and Executive Officers in the Merger” on page 79.

This summary of the reasoning of Washington Banking’s board of directors and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements” on page 33.

Opinion of D.A. Davidson & Co.—Financial Advisor to Heritage

On September 16, 2013, Heritage entered into an engagement agreement with Davidson to render financial advisory and investment banking services to Heritage. As part of its engagement, Davidson agreed to assist Heritage in analyzing, structuring, negotiating and, if appropriate, effecting a transaction between Heritage and Washington Banking. Davidson also agreed to provide Heritage’s board of directors with an opinion as to the fairness, from a financial point of view, to Heritage of the merger consideration in the proposed strategic business combination. Heritage engaged Davidson because Davidson is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with Heritage and its business. As part of its investment banking business, Davidson is continually engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

On October 22, 2013, the Heritage board of directors held a meeting to evaluate the proposed strategic business combination. At this meeting, Davidson reviewed the financial aspects of the proposed strategic business combination and rendered an opinion to the Heritage board that, as of such date and based upon and subject to factors and assumptions set forth therein, the merger consideration was fair, from a financial point of view, to Heritage.

The full text of Davidson’s written opinion, dated October 22, 2013, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Appendix B to this joint proxy statement/prospectus and is incorporated herein by reference. Heritage’s shareholders are urged to read the opinion in its entirety.

Davidson’s opinion speaks only as of the date of the opinion and Davidson undertakes no obligation to revise or update its opinion. The opinion does not address, and Davidson expresses no view or opinion with respect to, (i) the underlying business decision of Heritage to engage in or proceed with the merger, (ii) the relative merits or effect of the merger as compared to any strategic alternatives or business strategies or combinations that may be or may have been available to or contemplated by Heritage or Heritage’s board of directors, or (iii) any legal, regulatory, accounting, tax or similar matters relating to Heritage, its shareholders or relating to or arising out of the merger. The opinion expresses no view or opinion as to any terms or other aspects of the merger. Heritage and Washington Banking determined the merger consideration through the negotiation process. The opinion does not constitute a recommendation to any Heritage shareholder as to how such shareholder should vote with respect to the merger or with respect to any other matter. The opinion does not express any view as to the fairness of the amount or nature of the compensation to any of Heritage’s or Washington Banking’s officers, directors or employees, or any class of such persons, relative to the merger consideration. The opinion has been reviewed and approved by Davidson’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Davidson has reviewed the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part and consented to the inclusion of its opinion to the Heritage board of directors as Appendix B to this joint proxy statement/prospectus and to the references to Davidson and its opinion contained herein. A copy of the consent of Davidson is attached as Exhibit 99.3 to the registration statement on Form S-4.

In connection with rendering its opinion, Davidson reviewed, analyzed and relied upon material bearing upon the merger and the financial and operating condition of Heritage and Washington Banking, including among other things, the following:

•	a draft of the merger agreement dated October 22, 2013;

•	certain financial statements and other historical financial and business information about Heritage and Washington Banking made available to Davidson from published sources and/or from the internal records of Heritage and Washington Banking that Davidson deemed relevant;

•	certain publicly available analyst earnings estimates for Heritage for the years ending December 31, 2013 and December 31, 2014 and estimated long-term growth rate for the years thereafter, in each case as discussed with, and confirmed by, senior management of Heritage;

•	certain publicly available analyst earnings estimates for Washington Banking for the years ending December 31, 2013 and December 31, 2014 and estimated long-term growth rate for the years thereafter, in each case as discussed with, and confirmed by, senior management of Heritage;

•	the current market environment generally and the banking environment in particular;

•	the financial terms of certain other transactions in the financial institutions industry, to the extent publicly available;

•	the market and trading characteristics of public companies, and bank holding companies and/or savings and loan holding companies in particular;

•	the relative contributions of Heritage and Washington Banking to the combined company;

•	the pro forma financial impact of the merger, taking into consideration the amounts and timing of the transaction costs and cost savings;

•	the net present value of Washington Banking with consideration of projected financial results;

•	the net present value of Heritage with consideration of projected financial results;

•	the net present value of Heritage, on a pro forma basis with the pro forma financial impact of the merger, with consideration of projected financial results; and

•	such other financial studies, analyses and investigations and financial, economic and market criteria and other information as Davidson considered relevant including discussions with management and other representatives and advisors of Heritage and Washington Banking concerning the business, financial condition, results of operations and prospects of Heritage and Washington Banking.

In arriving at its opinion, Davidson has assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to Davidson, discussed with or reviewed by or for Davidson, or publicly available, and Davidson has not assumed responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Heritage or Washington Banking, nor did Davidson make an independent appraisal or analysis on Heritage or Washington Banking with respect to the merger. In addition, Davidson has not assumed any obligation to conduct, nor has Davidson conducted any physical inspection of the properties or facilities of Heritage or Washington Banking. Davidson has further relied on the assurances of management of Heritage and Washington Banking that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Davidson did not make an independent evaluation or appraisal of the specific assets or liabilities including the amount of any fair value adjustments per FASB Accounting Standards Codification (“ASC”) No. 805, Business Combinations. Davidson did not make an independent evaluation of the adequacy of the allowance for loan losses of Heritage or Washington Banking nor has Davidson reviewed any individual credit files relating to Heritage or Washington Banking. Davidson has assumed that the respective allowances for loan losses for both Heritage and Washington Banking are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. Davidson has assumed that there has been no material adverse change in Heritage’s or Washington Banking’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements provided. Davidson has assumed in all respects material to its analysis that Heritage and Washington Banking will remain as going concerns for all periods relevant to its analysis. Davidson has also assumed in all respects material to its analysis that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement are not waived. Davidson has assumed that in the course of obtaining necessary regulatory or other consents or approvals (contractual or otherwise) for the merger, no restrictions, including any divestiture requirements or amendment or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the merger. Davidson’s opinion is necessarily based upon information available to Davidson and economic, market, financial and other conditions as they exist and can be evaluated on the date the fairness opinion letter was delivered to Heritage’s board of directors.

Set forth below is a summary of the material financial analyses performed by Davidson in connection with rendering its opinion. The summary of the analyses of Davidson set forth below is not a complete description of the analysis underlying its opinion, and the order in which these analyses are described below is not indicative of any relative weight or importance given to those analyses by Davidson. The following summaries of financial analyses include information presented in tabular format. You should read these tables together with the full text of the summary financial analyses, as the tables alone are not a complete description of the analyses.

Unless otherwise indicated, the following quantitative information, to the extent it is based on market data, is based on market data as of October 18, 2013 and is not necessarily indicative of market conditions after such date.

Summary of Proposal

Davidson reviewed the financial terms of the proposed transaction. As described in the merger agreement, each share of the common stock, no par value per share, of Washington Banking issued and outstanding immediately prior to the effective time, except for cancelled shares and dissenting shares, shall be converted into the right to receive a fraction of a share of Heritage’s common stock equal to 0.89000 and $2.75 in cash. The terms and conditions of the merger are more fully described in the merger agreement.

Based upon financial information as of or for the twelve month period ended September 30, 2013, Davidson calculated the following transaction ratios:

Transaction Ratios
Transaction Price / Last Twelve Months Earnings Per Share	15.8	x
Transaction Price / Book Value Per Share	144.3%
Transaction Price / Tangible Book Value Per Share	149.0%
Transaction Price / Book Value (Aggregate)	145.8%
Transaction Price / Tangible Book Value (Aggregate)	150.5%
Tangible Book Premium / Core Deposits(1)	7.1%
Transaction Price / Washington Banking’s Closing Price as of 10/18/2013(2)	17.0%
Transaction Price / Washington Banking’s 20-Day Average Price as of 10/18/2013(3)	19.4%

(1)	Core deposits exclude time deposits with account balances greater than $100,000. Tangible book premium / core deposits calculated by dividing the excess or deficit of the aggregate transaction value over tangible book value by core deposits
(2)	Based on Washington Banking’s Closing Price price as of 10/18/2013 of $14.44
(3)	Based on Washington Banking’s 20-Day Average Price price as of 10/18/2013 of $14.14

Stock Trading History of Heritage and Washington Banking

Davidson reviewed the history of the reported trading prices and volume of Heritage and Washington Banking common stock and the relationship between the movements in the prices of Heritage and Washington Banking common stock to movements in certain stock indices, including the Standard & Poor’s 500 Index and the SNL Bank Index.

One Year Stock Performance
	Beginning Index Value on October 18, 2012	Ending Index Value on October 18, 2013
Washington Banking	100.0%	106.0%
Heritage	100.0%	113.6%
Standard & Poor’s 500 Index	100.0%	119.7%
SNL Bank Index	100.0%	129.7%

Three Year Stock Performance
	Beginning Index Value on October 18, 2010	Ending Index Value on October 18, 2013
Washington Banking	100.0%	103.0%
Heritage	100.0%	106.0%
Standard & Poor’s 500 Index	100.0%	147.3%
SNL Bank Index	100.0%	144.5%

Comparable Companies Analysis for Heritage and Washington Banking

Davidson used publicly available information to compare selected financial and market trading information for Heritage, Washington Banking and two separate groups of financial institutions selected by Davidson. The two groups of comparable companies consisted of (1) “Pacific Northwest Companies” which included eight bank holding companies and/or savings and loan holding companies headquartered in Washington or Oregon with common stock listed on NASDAQ and market capitalization greater than $100.0 million; and (2) “Western U.S. Companies” which consisted of 17 bank holding companies and/or savings and loan holding companies headquartered in Arizona, California, Colorado, Montana, Oregon, and Washington with total assets between $1.0 billion and $10.0 billion as set forth below:

Pacific Northwest Companies
Banner Corporation Cascade Bancorp Columbia Banking System, Inc. First Financial Northwest, Inc.	HomeStreet, Inc. Pacific Continental Corporation Umpqua Holdings Corporation Washington Federal, Inc.

Western U.S. Companies
Banc of California, Inc. Bank of Marin Bancorp Banner Corporation Cascade Bancorp CoBiz Financial Inc. Columbia Banking System, Inc. CU Bancorp CVB Financial Corp. First Interstate BancSystem, Inc.	Glacier Bancorp, Inc. Guaranty Bancorp Heritage Commerce Corp Heritage Oaks Bancorp Pacific Continental Corporation TriCo Bancshares Westamerica Bancorporation Western Alliance Bancorporation

The analysis compared publicly available financial and market trading information for Heritage, Washington Banking and the median data for the comparable companies as of and for the most recently reported three month period available. The table below compares the data for Heritage, Washington Banking and the median data for the comparable companies, with pricing data as of October 18, 2013. The 2013 and 2014 Earnings Per Share estimates used in the table below were based on FactSet Research Systems, Inc. mean estimates for Heritage, Washington Banking and the comparable companies.

Financial Condition and Performance
	Heritage	Washington Banking	Comparable Group Median Result
			Pacific NW	Western U.S.
Total Assets (in millions)	$1,674.4	$1,648.2	$3,506.2	$2,587.9
Non-Performing Assets / Total Assets	0.81%	0.89%	2.67%	1.89%
Texas Ratio(1)	16.4%	21.4%	18.2%	14.3%
Tangible Common Equity Ratio	11.29%	10.72%	11.56%	9.75%
Net Interest Margin	4.67%	4.59%	3.98%	4.01%
Cost of Deposits	0.27%	0.34%	0.29%	0.21%
Efficiency Ratio	70.9%	63.8%	66.5%	64.3%
Return on Average Equity	6.05%	10.03%	8.93%	8.98%
Return on Average Assets	0.80%	1.10%	1.21%	1.03%

Market Performance Multiples
	Heritage		Washington Banking		Comparable Group Median Result
					Pacific NW		Western U.S.
Market Capitalization (in millions)	$266.0		$224.3		$515.8		$382.3
Price / Tangible Book Value Per Share	138.9%		127.4%		147.5%		171.5%
Price / LTM Earnings Per Share	20.9	x	13.2	x	15.8	x	16.2	x
Price / 2013 Est. Earnings Per Share(2)	20.2	x	14.4	x	16.5	x	16.6	x
Price / 2014 Est. Earnings Per Share(2)	15.7	x	14.0	x	15.1	x	15.6	x

(1)	Texas ratio is calculated as the sum of non-performing assets and loans 90 days or more past due divided by the sum of tangible common equity and loan loss reserves
(2)	Earnings per share estimates based on FactSet Research Systems, Inc. mean estimates

Precedent Transactions Analysis

Davidson reviewed two sets of comparable merger and acquisition transactions. The sets of mergers and acquisitions included: (1) “Nationwide Transactions” which included 14 transactions announced from January 1, 2011 through October 18, 2013 involving bank holding companies and/or savings and loan holding companies headquartered nationwide where the merger transaction value was between $100.0 million and $500.0 million, the merger transaction value included stock consideration, and the target company’s total assets were between $500.0 million and $4.0 billion, non-performing assets to total assets ratio was less than 3.00%, and return on average assets over the preceding twelve months was greater than 0.70%; and (2) “Western U.S. Transactions” which included five transactions announced from January 1, 2011 through October 18, 2013 involving bank holding companies and/or savings and loan holding companies headquartered in California, Idaho, Oregon and Washington where the target company’s total assets were between $1.0 billion and $10.0 billion, non-performing assets to total assets ratio was less than 4.00% and return on average assets over the preceding twelve months was greater than 0.00%, as set forth below:

Nationwide Transactions

Announcement Date	Acquirer	Target
9/18/2013* 9/10/2013* 8/15/2013*	East West Bancorp, Inc. Old National Bancorp Mercantile Bank Corporation	MetroCorp Bancshares, Inc. Tower Financial Corporation Firstbank Corporation
8/13/2013* 7/01/2013* 7/01/2013* 6/28/2013* 6/10/2013* 4/04/2013* 2/20/2013 12/10/2012 10/08/2012 4/28/2011 3/11/2011

Cullen/Frost Bankers, Inc.

Prosperity Bancshares, Inc.

First Federal Bancshares of Arkansas, Inc.

Peoples Financial Services Corp.

Union First Market Bankshares Corporation

Provident New York Bancorp

SCBT Financial Corporation

Prosperity Bancshares, Inc.

NBT Bancorp Inc.

Valley National Bancorp

IBERIABANK Corporation

WNB Bancshares, Inc.

FVNB Corp.

First National Security Company

Penseco Financial Services Corporation

StellarOne Corporation

Sterling Bancorp

First Financial Holdings, Inc.

Coppermark Bancshares, Inc.

Alliance Financial Corporation

State Bancorp, Inc.

Cameron Bancshares, Inc.

*Indicates the transaction was pending as of October 18, 2013

Western U.S. Transactions

Announcement Date	Acquirer	Target
9/24/2013* 9/11/2013* 11/06/2012 9/26/2012 3/12/2012	Banner Corporation Umpqua Holdings Corporation PacWest Bancorp Columbia Banking System, Inc. Mitsubishi UFJ Financial Group, Inc.	Home Federal Bancorp, Inc. Sterling Financial Corporation First California Financial Group, Inc. West Coast Bancorp Pacific Capital Bancorp

*Indicates the transaction was pending as of October 18, 2013

Davidson reviewed the following multiples for both sets of comparable mergers and acquisitions: transaction price to last twelve months earnings per share, transaction price to tangible book value per share, and tangible book premium to core deposits. As illustrated in the following table, Davidson compared the proposed merger multiples to the median multiples of the comparable transaction groups and other operating financial data where relevant. The table below sets forth the median data for the comparable transaction groups as of the last twelve months ended prior to the transaction announcement and Washington Banking data for the last twelve months ended September 30, 2013.

Financial Condition and Performance
	Washington Banking	Comparable Group Median Results
		Nationwide Transactions	Western U.S. Transactions
Total Assets (in millions)	$1,648.2	$1,439.9	$2,408.4
Return on Average Assets (Last Twelve Months)	1.00%	0.89%	1.08%
Return on Average Equity (Last Twelve Months)	9.14%	8.71%	8.23%
Tangible Common Equity Ratio	10.72%	8.44%	11.71%
Efficiency Ratio (Last Twelve Months)	63.8%	64.8%	70.7%
Non-Performing Assets / Total Assets	0.89%	1.44%	1.70%
Loan Loss Reserves / Non-Performing Loans	39.3%	120.1%	77.4%

Transaction Multiples
	Washington Banking		Comparable Group Median Results
			Nationwide Transactions		Western U.S. Transactions
Transaction Price / Last Twelve Months Earnings Per Share	15.8	x	15.3	x	19.5	x
Transaction Price / Tangible Book Value Per Share	149.0%		167.6%		167.1%
Tangible Book Premium / Core Deposits(1)	7.1%		8.5%		11.0%

(1)	Core deposits exclude time deposits with account balances greater than $100,000. Tangible book premium / core deposits calculated by dividing the excess or deficit of the aggregate transaction value over tangible book value by core deposits.

Net Present Value Analysis—Washington Banking

Davidson performed an analysis that estimated the net present value per share of Washington Banking common stock under various circumstances. The analysis assumed Washington Banking performed in accordance with publicly available analyst earnings estimates for the years ending December 31, 2013 and December 31, 2014 and an estimated long-term growth rate for the years thereafter and the dividend payout ratio, as discussed with and confirmed by Heritage senior management. To approximate the terminal value of Washington Banking common stock at December 31, 2018, Davidson applied price to forward earnings multiples of 12.0x to 22.0x and multiples of tangible book value ranging from 120.0% to 190.0%. The terminal values were then discounted to present values using different discount rates ranging from 9.00% to 15.00% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Washington Banking’s common stock. In evaluating the discount rate, Davidson used the industry standard methods of adding the current risk-free rate, which is based on the 10-year Treasury yield, plus the published Ibbotson Equity Risk Premium, plus the published Ibbotson Size Premium, plus the published Ibbotson Industry Premium.

At the October 22, 2013 Heritage board of directors meeting, Davidson noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

As illustrated in the following tables, the analysis indicates an imputed range of values per share of Washington Banking common stock of $7.83 to $18.97 when applying the price to earnings multiples to the financial forecasts and $8.25 to $17.28 when applying the multiples of tangible book value to the financial forecasts.

Earnings Per Share Multiples

Discount Rate	12.0x	14.0x	16.0x	18.0x	20.0x	22.0x
9.00%	$10.38	$12.10	$13.81	$15.53	$17.25	$18.97
10.00%	$9.89	$11.53	$13.17	$14.80	$16.44	$18.07
11.00%	$9.43	$10.99	$12.55	$14.11	$15.67	$17.23
12.00%	$9.00	$10.49	$11.97	$13.46	$14.95	$16.43
13.00%	$8.59	$10.01	$11.43	$12.84	$14.26	$15.68
14.00%	$8.20	$9.55	$10.91	$12.26	$13.62	$14.97
15.00%	$7.83	$9.12	$10.42	$11.71	$13.00	$14.30

Tangible Book Value Multiples

Discount Rate	120.0%	130.0%	140.0%	150.0%	160.0%	170.0%	180.0%	190.0%
9.00%	$10.94	$11.85	$12.75	$13.66	$14.56	$15.47	$16.38	$17.28
10.00%	$10.43	$11.29	$12.15	$13.02	$13.88	$14.74	$15.61	$16.47
11.00%	$9.94	$10.77	$11.59	$12.41	$13.23	$14.06	$14.88	$15.70
12.00%	$9.49	$10.27	$11.05	$11.84	$12.62	$13.41	$14.19	$14.97
13.00%	$9.05	$9.80	$10.55	$11.30	$12.04	$12.79	$13.54	$14.29
14.00%	$8.64	$9.36	$10.07	$10.78	$11.50	$12.21	$12.93	$13.64
15.00%	$8.25	$8.94	$9.62	$10.30	$10.98	$11.66	$12.35	$13.03

Net Present Value Analysis—Heritage

Davidson performed an analysis that estimated the net present value per share of Heritage common stock under various circumstances. The analysis assumed Heritage performed in accordance with publicly available analyst earnings estimates for the years ending December 31, 2013 and December 31, 2014 and an estimated long-term growth rate for the years thereafter and the dividend payout ratio, as discussed with and confirmed by Heritage senior management. To approximate the terminal value of Heritage common stock at December 31, 2018, Davidson applied price to forward earnings multiples of 12.0x to 22.0x and multiples of tangible book value ranging from 120.0% to 190.0%. The terminal values were then discounted to present values using different discount rates ranging from 9.00% to 15.00% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Heritage’s common stock. In evaluating the discount rate, Davidson used the industry standard methods of adding the current risk-free rate, which is based on the 10-year Treasury yield, plus the published Ibbotson Equity Risk Premium, plus the published Ibbotson Size Premium, plus the published Ibbotson Industry Premium.

At the October 22, 2013 Heritage board of directors meeting, Davidson noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

As illustrated in the following tables, the analysis indicates an imputed range of values per share of Heritage common stock of $7.72 to $18.76 when applying the price to earnings multiples to the financial forecasts and $8.74 to $18.18 when applying the multiples of tangible book value to the financial forecasts.

Earnings Per Share Multiples

Discount Rate	12.0x	14.0x	16.0x	18.0x	20.0x	22.0x
9.00%	$10.25	$11.96	$13.67	$15.38	$17.07	$18.76
10.00%	$9.77	$11.39	$13.02	$14.65	$16.27	$17.88
11.00%	$9.31	$10.86	$12.41	$13.96	$15.52	$17.05
12.00%	$8.88	$10.36	$11.84	$13.32	$14.80	$16.27
13.00%	$8.47	$9.88	$11.29	$12.70	$14.11	$15.53
14.00%	$8.08	$9.43	$10.78	$12.12	$13.47	$14.82
15.00%	$7.72	$9.00	$10.29	$11.58	$12.86	$14.15

Tangible Book Value Multiples

Discount Rate	120.0%	130.0%	140.0%	150.0%	160.0%	170.0%	180.0%	190.0%
9.00%	$11.55	$12.50	$13.45	$14.39	$15.34	$16.29	$17.23	$18.18
10.00%	$11.02	$11.92	$12.82	$13.72	$14.62	$15.53	$16.43	$17.33
11.00%	$10.51	$11.37	$12.23	$13.09	$13.95	$14.81	$15.67	$16.53
12.00%	$10.03	$10.85	$11.67	$12.49	$13.31	$14.13	$14.95	$15.77
13.00%	$9.58	$10.36	$11.14	$11.92	$12.71	$13.49	$14.27	$15.05
14.00%	$9.15	$9.90	$10.64	$11.39	$12.13	$12.88	$13.63	$14.37
15.00%	$8.74	$9.46	$10.17	$10.88	$11.59	$12.31	$13.02	$13.73

Net Present Value Analysis—Pro Forma Heritage

Davidson performed an analysis that estimated the net present value per share of Heritage common stock on a pro forma basis, including the pro forma impact with the merger transaction, under various circumstances. In performing this analysis, Davidson assumed Heritage and Washington Banking performed in accordance with publicly available analyst earnings estimates for the years ending December 31, 2013 and December 31, 2014 and an estimated long-term growth rate for the years thereafter and pro forma financial impact of cost savings estimates, purchase accounting adjustments, transaction expenses and the dividend payout ratio, as discussed with and confirmed by Heritage senior management. To approximate the terminal value of Heritage common stock at December 31, 2018, Davidson applied price to forward earnings multiples of 12.0x to 22.0x and multiples of tangible book value ranging from 120.0% to 190.0%. The terminal values were then discounted to present values using different discount rates ranging from 9.00% to 15.00% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Heritage’s common stock. In evaluating the discount rate, Davidson used the industry standard methods of adding the current risk-free rate, which is based on the 10-year Treasury yield, plus the published Ibbotson Equity Risk Premium, plus the published Ibbotson Size Premium, plus the published Ibbotson Industry Premium.

At the October 22, 2013 Heritage board of directors meeting, Davidson noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

As illustrated in the following tables, the analysis indicates an imputed range of values per share of Heritage common stock of $9.51 to $23.01 when applying the price to earnings multiples to the financial forecasts and $8.45 to $17.67 when applying the multiples of tangible book value to the financial forecasts.

Earnings Per Share Multiples

Discount Rate	12.0x	14.0x	16.0x	18.0x	20.0x	22.0x
9.00%	$12.60	$14.68	$16.77	$18.85	$20.93	$23.01
10.00%	$12.01	$13.99	$15.98	$17.96	$19.95	$21.93
11.00%	$11.45	$13.34	$15.23	$17.13	$19.02	$20.91
12.00%	$10.93	$12.73	$14.53	$16.34	$18.14	$19.94
13.00%	$10.43	$12.15	$13.87	$15.59	$17.31	$19.03
14.00%	$9.96	$11.60	$13.24	$14.88	$16.52	$18.17
15.00%	$9.51	$11.08	$12.65	$14.21	$15.78	$17.35

Tangible Book Value Multiples

Discount Rate	120.0%	130.0%	140.0%	150.0%	160.0%	170.0%	180.0%	190.0%
9.00%	$11.20	$12.12	$13.05	$13.97	$14.89	$15.82	$16.74	$17.67
10.00%	$10.67	$11.55	$12.43	$13.31	$14.20	$15.08	$15.96	$16.84
11.00%	$10.18	$11.02	$11.86	$12.70	$13.54	$14.37	$15.21	$16.05
12.00%	$9.71	$10.51	$11.31	$12.11	$12.91	$13.71	$14.51	$15.31
13.00%	$9.27	$10.03	$10.80	$11.56	$12.32	$13.09	$13.85	$14.61
14.00%	$8.85	$9.58	$10.31	$11.04	$11.76	$12.49	$13.22	$13.95
15.00%	$8.45	$9.15	$9.85	$10.54	$11.24	$11.93	$12.63	$13.32

Financial Impact Analysis

Davidson performed pro forma merger analyses that combined projected income statement and balance sheet information of Heritage and Washington Banking. Assumptions regarding the accounting treatment, purchase accounting adjustments and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of Heritage. In the course of this analysis, Davidson used the FactSet Research Systems, Inc. mean consensus earnings estimates for Heritage and Washington Banking for years ending December 31, 2013 and December 31, 2014 and an estimated long-term growth rate for the years thereafter, as discussed with and confirmed by Heritage senior management. This analysis indicated that the merger is expected to be accretive to Heritage’s estimated earnings per share for the years ending December 31, 2014 and December 31, 2015, excluding the impact of transaction expenses. The analysis also indicated that the merger is expected to be dilutive to tangible book value per share for Heritage and that Heritage would maintain capital ratios in excess of those required for Heritage to be considered well-capitalized under existing regulations. For all of the above analyses, the actual results achieved by Heritage and Washington Banking following the merger will vary from the projected results, and the variations may be material.

Davidson prepared its analyses for purposes of providing its opinion to Heritage’s board of directors as to the fairness, from a financial point of view to Heritage, of the merger consideration and to assist Heritage’s board of directors in analyzing the proposed merger. The analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties and their respective advisors, none of Heritage, Washington Banking or Davidson or any other person assumes responsibility if future results are materially different from those forecasted.

Davidson’s opinion was one of many factors considered by Heritage’s board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the board of directors of Heritage or management with respect to the merger or the merger consideration.

Davidson and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions. Davidson acted as financial advisor to Heritage in connection with, and participated in certain of the negotiations leading to the merger. Davidson is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Davidson and its affiliates may provide such services to Heritage, Washington Banking and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of Heritage and Washington Banking for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities. Heritage selected Davidson as its financial advisor because it is a recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement dated September 16, 2013, Heritage engaged Davidson as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of the engagement letter, Heritage agreed to pay Davidson a cash fee of $250,000 concurrently with the rendering of its opinion. Heritage will pay to Davidson at the time of closing of the merger a contingent cash fee equal to 0.65% of the aggregate consideration payable in the merger (which consideration shall be calculated in part based on the average price of Heritage’s stock for the ten days up to and including the closing date; and which fee would be approximately $1.8 million if the merger had closed on the date of this joint proxy statement/prospectus). Heritage has also agreed to reimburse Davidson for all reasonable out-of-pocket expenses, including fees of counsel, and to indemnify Davidson and certain related persons against specified liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement.

Davidson has, in the past, provided certain investment banking services to Heritage and its affiliates, has had a material relationship with Heritage and its affiliates and has received compensation and reimbursement of out-of-pocket expenses for such services. During the two years preceding the date of the opinion, Davidson received $150,000 in connection with Heritage’s acquisition of Northwest Commercial Bank in January 2013. Additionally, Davidson served as an underwriter for Heritage’s follow-on offering of equity securities in 2009 and 2010. Davidson may provide investment banking services to the combined company in the future and may receive future compensation. In the two years prior to the execution of the merger agreement, Davidson has not provided investment banking services to, or received fees for such services from, Washington Banking.

Opinion of Sandler O’Neill & Partners, L.P.—Financial Advisor to Washington Banking

By letter dated September 17, 2013, Washington Banking retained Sandler to act as financial advisor to Washington Banking’s board of directors in connection with a possible business combination with Heritage. Sandler is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler acted as financial advisor to Washington Banking’s board of directors in connection with the proposed transaction and participated in certain of the negotiations leading to the execution of the merger agreement. At the October 23, 2013 meeting at which Washington Banking’s board of directors considered and approved the merger agreement, Sandler delivered to the board its oral opinion, which was subsequently followed up in writing, that, as of such date, the merger consideration was fair to the holders of Washington Banking’s common stock from a financial point of view. The full text of Sandler’s opinion is attached as Appendix C to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler in rendering its opinion. Holders of Washington Banking common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler’s opinion speaks only as of the date of the opinion. The opinion was directed to Washington Banking’s board and is directed only to the fairness of the merger consideration to the holders of Washington Banking’s common stock from a financial point of view. It does not address the underlying business decision of Washington Banking to engage in the merger or any other aspect of the merger and is not a recommendation to any holder of Washington Banking common stock as to how such holder of Washington Banking common stock should vote at the special meeting with respect to the merger or any other matter.

In connection with rendering its opinion on October 23, 2013, Sandler reviewed and considered, among other things:

•	the merger agreement;

•	certain financial statements and other historical financial information of Washington Banking that Sandler deemed relevant;

•	certain financial statements and other historical financial information of Heritage that Sandler deemed relevant;

•	publicly available earnings estimates for the years ending December 31, 2013 and December 31, 2014 and an estimated long term growth rate for the years thereafter in each instance as discussed with the senior management of Washington Banking;

•	publicly available earnings estimates for the years ending December 31, 2013 and December 31, 2014 and an estimated long term growth rate for the years thereafter in each instance as discussed with the senior management of Heritage;

•	the pro forma financial impact of the merger on Heritage based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies as provided by Heritage;

•	comparison of certain financial and other information for Washington Banking and Heritage, including relevant stock trading information, with similar publicly available information for certain other commercial banks, the securities of which are publicly traded and the relative contributions of certain assets, liabilities, equity and earnings of Washington Banking and Heritage to the combined institution;

•	the terms and structures of other recent mergers and acquisition transactions in the commercial banking sector;

•	the current market environment generally and in the commercial banking sector in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler considered relevant.

Sandler also discussed with certain members of the senior management of Washington Banking the business, financial condition, results of operations and prospects of Washington Banking and held similar discussions with the senior management of Heritage regarding the business, financial condition, results of operations and prospects of Heritage.

In performing its reviews and analyses and in rendering its opinion, Sandler relied upon the accuracy and completeness of all of the financial and other information that was available to Sandler from public sources, that was provided to Sandler by Washington Banking or Heritage or their respective representatives or that was otherwise reviewed by Sandler and Sandler assumed such accuracy and completeness for purposes of rendering its opinion. Sandler further relied on the assurances of the senior management of each of Washington Banking and Heritage that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading in a material respect. Sandler did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Washington Banking or

Heritage or any of their respective subsidiaries. Sandler did not make an independent evaluation of the adequacy of the allowance for loan losses of Washington Banking and Heritage and Sandler did not review any individual credit files relating to Washington Banking and Heritage. Sandler assumed that the respective allowances for loan losses for Washington Banking and Heritage are adequate to cover such losses.

Sandler used publicly available earnings estimates for Washington Banking and Heritage for the years ending December 31, 2013 and December 31, 2014 and a long-term earnings per share growth rate for the years thereafter in both cases as discussed with the respective senior management of Washington Banking and Heritage. The information provided to Sandler by Heritage included a forecast of earnings per share that was not materially different than the publicly available earnings estimates used by Sandler. Sandler also received and used in its analyses certain projections of transaction costs, purchase accounting adjustments, expected cost savings and other synergies which were provided by Heritage. Sandler expresses no opinion as to such estimates or the assumptions on which they are based. Sandler has assumed that there has been no material adverse change in the respective assets, financial condition, results of operations, business or prospects of Washington Banking and Heritage since the date of the most recent financial data made available to Sandler. Sandler has also assumed in all respects material to its analysis that Washington Banking and Heritage would remain as a going concern for all the periods relevant to its analyses. Sandler expresses no opinion as to any of the legal, accounting and tax matters relating to the merger and any other transaction contemplated in connection therewith.

Sandler’s opinion was necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to Sandler as of, the date of its opinion. Events occurring after the date thereof could materially affect its opinion. Sandler has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of its opinion. Washington Banking’s board of directors retains the right to request an update to Sandler’s opinion, pursuant to the terms of its engagement letter with Sandler, at no additional cost to Washington Banking. Sandler expressed no opinion as to the trading values at which the common stock of Washington Banking or Heritage may trade at any time or what the value of Heritage common stock will be once it is actually received by the holders of Washington Banking common stock. Sandler’s opinion was approved by Sandler’s fairness opinion committee. Sandler did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by Washington Banking’s officers, directors, or employees, or class of such persons, relative to the merger consideration to be received by Washington Banking’s shareholders.

In rendering its October 23, 2013 opinion, Sandler performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler, but is not a complete description of all the analyses underlying Sandler’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler’s comparative analyses described below is identical to Washington Banking or Heritage and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Washington Banking and Heritage and the companies to which they are being compared.

In performing its analyses, Sandler also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Washington Banking, Heritage and Sandler. The analysis performed by Sandler is not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Washington Banking board of directors at the board of directors’ October 23, 2013 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler’s analyses do not necessarily reflect the value of Washington Banking’s common stock or the prices at which Washington Banking’s common stock may be sold at any time. The analyses of Sandler and its opinion were among a number of factors taken into consideration by Washington Banking’s board of directors in making its determination to approve of Washington Banking’s entry into the merger agreement and the analyses described below should not be viewed as determinative of the decision made by Washington Banking’s board of directors with respect to the fairness of the merger.

In arriving at its opinion Sandler did not attribute any particular weight to any analysis or factor that it considered. Rather it made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinions; rather Sandler made its determination as to the fairness of the merger consideration on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

Summary of Proposal. Sandler reviewed the financial terms of the proposed transaction. As described in the merger agreement, Washington Banking shareholders will receive consideration consisting of 0.89000 shares of Heritage common stock and $2.75 in cash in exchange for each share of Washington Banking’s common stock. Based upon Heritage’s closing price of $15.85 as of October 22, 2013, Sandler calculated merger consideration value of $16.86 per Washington Banking share. Based upon 15,533,186 common shares outstanding, 128,575 restricted stock units outstanding, 100,650 in-the-money options outstanding with a weighted-average strike price of $11.57 and using Heritage’s closing price of $15.85 as of October 22, 2013, Sandler calculated aggregate consideration value of $265 million. Based upon financial information as or for the twelve month period ended September 30, 2013, Sandler calculated the following transaction ratios:

	Washington Banking/ Heritage
Transaction Value / Book Value Per Share	144%
Transaction Value / Tangible Book Value Per Share	149%
Transaction Value / Last Twelve Months’ Earnings Per Share	15.6	x
Transaction Value / Mean Estimated 2013 Earnings Per Share	16.9	x
Transaction Value / Mean Estimated 2014 Earnings Per Share	16.4	x
Tangible Book Premium to Core Deposits	6.8%
Premium to Washington Banking Stock Price (Oct. 22, 2013)	18.1%
Premium to Washington Banking 52 Week High Price	7.7%
Premium to Washington Banking 52 Week Low Price	28.9%
Premium to Washington Banking 30 Day Average Closing Price	18.7%

Comparable Company Analysis. Sandler used publicly available information to compare selected financial information for Washington Banking and Heritage and a group of financial institutions as selected by Sandler. The peer group consisted of publicly traded commercial banks headquartered in the Western Region of the United States with total assets as of the most recently reported period between $1 billion and $3 billion and nonperforming assets / total assets less than 4%. The group excluded thrifts, merger targets and ethnic-focused banks.

Bank of Marin Bancorp	Northrim BanCorp, Inc.
Cascade Bancorp	Pacific Continental Corporation
CU Bancorp	Pacific Premier Bancorp, Inc.
Heritage Commerce Corp	TriCo Bancshares
Heritage Oaks Bancorp

The analysis compared publicly available financial information for Washington Banking, Heritage and the financial and market trading data for the peer group. The peer group data is as of or for the period ended June 30, 2013, with the exception of Pacific Continental Corporation, Bank of Marin, Washington Banking and Heritage

whose data is as of or for the period ending September 30, 2013. Pricing data for all companies is as of October 22, 2013. The table below sets forth the data for Washington Banking, Heritage and the mean and median data for the peer group.

	Washington Banking		Heritage		Comparable Group Median		Comparable Group Mean
Total Assets (in millions)	$1,648		$1,674		$1,400		$1,488
Last Twelve Months Return on Average Assets[1]	1.0%		0.8%		1.0%		0.9%
Last Twelve Months Return on Average Tangible Equity[1]	9.4%		6.4%		9.6%		9.0%
Non-Performing Assets / Total Assets	2.4%		2.0%		1.2%		1.8%
Tangible Equity / Tangible Assets[1]	10.7%		11.3%		10.9%		10.9%
Stock Price	$14.28		$15.85		—		—
Market Capitalization (in millions)	$222		$257		$241		$246
Price / Tangible Book Value	126%		139%		153%		153%
Price / Last Twelve Months’ Earnings Per Share[1]	13.2	x	20.6	x	16.9	x	18.5	x
Price / Estimated 2013 Earnings Per Share	14.3	x	20.1	x	15.7	x	17.2	x
Price / Estimated 2014 Earnings Per Share	13.9	x	15.7	x	14.7	x	15.3	x
Dividend Yield	2.5%		2.0%		1.6%		1.2%
3 Months Total Return	-7.8%		0.3%		1.9%		0.2%
1 Year Total Return	11.1%		19.6%		22.9%		30.6%

Notes:

1LTM profitability for Pacific Premier Bancorp, Inc., Pacific Continental Corporation, CU Bancorp and Heritage Oaks Bancorp adjusted for one-time items

Stock Price Performance. Sandler reviewed the history of the publicly reported trading prices of Washington Banking and Heritage’s common stock for the one-year and three-year periods ended October 22, 2013. Sandler then compared the relationship between the movements in the price of Washington Banking and Heritage’s common stock against the movements in the prices of the peer group, S&P 500 Index and NASDAQ Bank Index.

One-Year Comparative Stock Performance
	Beginning Index Value	Ending Index Value
	October 19, 2012	October 22, 2013
Washington Banking	100%	107%
Heritage	100%	114%
Peer Group	100%	128%
S&P 500	100%	122%
NASDAQ Bank	100%	131%

Three-Year Comparative Stock Performance
	Beginning Index Value	Ending Index Value
	October 22, 2010	October 22, 2013
Washington Banking	100%	104%
Heritage	100%	111%
Peer Group	100%	146%
S&P 500	100%	148%
NASDAQ Bank	100%	146%

Washington Banking—Net Present Value Analysis. Sandler performed an analysis that estimated the net present value per share of Washington Banking common stock under various circumstances. The analysis assumed that Washington Banking performed in accordance with the publicly available analyst estimated earnings for the years ending December 31, 2013 and December 31, 2014 and an estimated long-term growth rate for the years thereafter, in each case as discussed with, and confirmed by, senior management of Washington Banking. To approximate the terminal value of Washington Banking common stock at December 31, 2018,

Sandler applied price to earnings multiples ranging from 12.0x to 22.0x and multiples of tangible book value ranging from 115% to 190%. The terminal values were then discounted to present values using different discount rates ranging from 9.5% to 15.5% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Washington Banking’s common stock.

As illustrated in the following tables, the analysis indicates an imputed range of values per share of Washington Banking common stock of $9.77 to $21.19 when applying multiples of earnings to the applicable amounts indicated in the Washington Banking projections and $9.86 to $19.52 when applying multiples of tangible book value to the applicable amounts indicated in the Washington Banking projections.

Discount Rate	Earnings Per Share Multiples
	12.0x	14.0x	16.0x	18.0x	20.0x	22.0x
9.50%	$12.62	$14.34	$16.05	$17.76	$19.47	$21.19
10.50%	$12.08	$13.71	$15.35	$16.98	$18.61	$20.24
11.50%	$11.57	$13.12	$14.68	$16.24	$17.80	$19.35
12.50%	$11.08	$12.57	$14.05	$15.54	$17.02	$18.51
13.50%	$10.62	$12.04	$13.46	$14.87	$16.29	$17.71
14.50%	$10.18	$11.54	$12.89	$14.25	$15.60	$16.95
15.50%	$9.77	$11.06	$12.36	$13.65	$14.94	$16.24

Discount Rate	Tangible Book Value Multiples
	115%	130%	145%	160%	175%	190%
9.50%	$12.75	$14.10	$15.46	$16.81	$18.17	$19.52
10.50%	$12.20	$13.49	$14.78	$16.07	$17.37	$18.66
11.50%	$11.68	$12.91	$14.14	$15.37	$16.61	$17.84
12.50%	$11.19	$12.36	$13.54	$14.71	$15.89	$17.07
13.50%	$10.72	$11.84	$12.97	$14.09	$15.21	$16.33
14.50%	$10.28	$11.35	$12.42	$13.49	$14.57	$15.64
15.50%	$9.86	$10.88	$11.91	$12.93	$13.96	$14.98

Sandler also considered and discussed with the Washington Banking board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler performed a similar analysis assuming Washington Banking net income varied from 25% above projections to 25% below projections. This analysis resulted in the following range of per share values for Washington Banking common stock, using the same price to earnings multiples of 12.0x to 22.0x and a discount rate of 12.5% (which represents the midpoint of the range of discount rates used).

Annual Budget Variance	Earnings Per Share Multiples
	12.0x	14.0x	16.0x	18.0x	20.0x	22.0x
-25.0%	$8.85	$9.97	$11.08	$12.19	$13.31	$14.42
-20.0%	$9.30	$10.49	$11.67	$12.86	$14.05	$15.24
-15.0%	$9.74	$11.01	$12.27	$13.53	$14.79	$16.06
-10.0%	$10.19	$11.53	$12.86	$14.20	$15.54	$16.87
-5.0%	$10.63	$12.05	$13.46	$14.87	$16.28	$17.69
0.0%	$11.08	$12.57	$14.05	$15.54	$17.02	$18.51
5.0%	$11.53	$13.09	$14.65	$16.21	$17.77	$19.33
10.0%	$11.97	$13.61	$15.24	$16.87	$18.51	$20.14
15.0%	$12.42	$14.13	$15.83	$17.54	$19.25	$20.96
20.0%	$12.86	$14.65	$16.43	$18.21	$20.00	$21.78
25.0%	$13.31	$15.17	$17.02	$18.88	$20.74	$22.60

During the Washington Banking board of directors’ meeting on October 23, 2013, Sandler noted that the terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Heritage—Net Present Value Analysis. Sandler also performed an analysis that estimated the net present value per share of Heritage common stock under various circumstances. The analysis assumed that Heritage performed in accordance with publicly available analyst earnings estimates for the years ending December 31, 2013 and December 31, 2014 and an estimated long-term earnings growth rate for the years thereafter, in each case as discussed with, and confirmed by, senior management of Heritage.

To approximate the terminal value of Heritage common stock at December 31, 2018, Sandler applied price to earnings multiples ranging from 12.0x to 22.0x and multiples of tangible book value ranging from 115% to 190%. The terminal values were then discounted to present values using different discount rates ranging from 9.5% to 15.5% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Heritage’s common stock.

As illustrated in the following tables, the analysis indicates an imputed range of values per share of Heritage common stock of $9.13 to $20.23 when applying multiples of earnings to the applicable amounts indicated in the Heritage projections and $9.69 to $19.62 when applying multiples of tangible book value to the applicable amounts indicated in the Heritage projections.

Discount Rate	Earnings Per Share Multiples
	12.0x	14.0x	16.0x	18.0x	20.0x	22.0x
9.50%	$11.86	$13.53	$15.20	$16.88	$18.55	$20.23
10.50%	$11.34	$12.93	$14.53	$16.13	$17.72	$19.32
11.50%	$10.85	$12.37	$13.89	$15.41	$16.94	$18.46
12.50%	$10.38	$11.84	$13.29	$14.74	$16.19	$17.65
13.50%	$9.94	$11.33	$12.72	$14.10	$15.49	$16.88
14.50%	$9.53	$10.85	$12.18	$13.50	$14.82	$16.15
15.50%	$9.13	$10.40	$11.66	$12.93	$14.19	$15.46

Discount Rate	Tangible Book Value Multiples
	115%	130%	145%	160%	175%	190%
9.50%	$12.59	$14.00	$15.40	$16.81	$18.21	$19.62
10.50%	$12.04	$13.38	$14.72	$16.06	$17.40	$18.74
11.50%	$11.52	$12.80	$14.07	$15.35	$16.63	$17.91
12.50%	$11.02	$12.24	$13.46	$14.68	$15.90	$17.12
13.50%	$10.55	$11.72	$12.88	$14.05	$15.21	$16.37
14.50%	$10.11	$11.22	$12.33	$13.45	$14.56	$15.67
15.50%	$9.69	$10.75	$11.81	$12.88	$13.94	$15.00

Sandler also considered and discussed with the Washington Banking board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler performed a similar analysis assuming Heritage net income varied from 25% above projections to 25% below projections. This analysis resulted in the following range of per share values for Heritage common stock, using the same price to earnings multiples of 12.0x to 22.0x and a discount rate of 12.5% (which represents the midpoint of the range of discount rates used).

Annual Budget Variance	Earnings Per Share Multiples
	12.0x	14.0x	16.0x	18.0x	20.0x	22.0x
-25.0%	$8.21	$9.29	$10.38	$11.47	$12.56	$13.65
-20.0%	$8.64	$9.80	$10.97	$12.13	$13.29	$14.45
-15.0%	$9.08	$10.31	$11.55	$12.78	$14.02	$15.25
-10.0%	$9.51	$10.82	$12.13	$13.43	$14.74	$16.05
-5.0%	$9.95	$11.33	$12.71	$14.09	$15.47	$16.85
0.0%	$10.38	$11.84	$13.29	$14.74	$16.19	$17.65
5.0%	$10.82	$12.34	$13.87	$15.39	$16.92	$18.44
10.0%	$11.26	$12.85	$14.45	$16.05	$17.65	$19.24
15.0%	$11.69	$13.36	$15.03	$16.70	$18.37	$20.04
20.0%	$12.13	$13.87	$15.61	$17.36	$19.10	$20.84
25.0%	$12.56	$14.38	$16.19	$18.01	$19.82	$21.64

At the October 23, 2013 Washington Banking board of directors meeting, Sandler noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Analysis of Selected Merger Transactions. Sandler reviewed two groups of comparable mergers and acquisitions. The first group of mergers and acquisitions included: 12 transactions announced during the last twelve month period as of October 22, 2013 involving nationwide commercial banks with total assets between $500 million and $4 billion with nonperforming assets / total assets less than 4% and tangible equity / equity greater than 8%. Group one was composed of the following transactions:

Buyer/Seller
Banner Corporation/ Home Federal Bancorp, Inc.
East West Bancorp, Inc./ MetroCorp Bancshares, Inc.
Old National Bancorp/ Tower Financial Corporation
CenterState Banks, Inc./ Gulfstream Bancshares, Inc.
Wilshire Bancorp, Inc./ Saehan Bancorp
First Fed. Bancshares of AR, Inc./ First National Security Co.
F.N.B. Corporation/ BCSB Bancorp, Inc.
Union First Market Bankshares Corporation/ StellarOne Corp.
Home BancShares, Inc./ Liberty Bancshares, Inc.
SCBT Financial Corporation/ First Financial Holdings, Inc.
United Bankshares, Inc./ Virginia Commerce Bancorp, Inc.
PacWest Bancorp/ First California Financial Group, Inc.

The second group of mergers and acquisitions included: six transactions announced during the last twelve month period as of October 22, 2013 involving nationwide commercial banks with total assets greater than $500 million and target ownership greater than 40% in the combined company. Group two was composed of the following transactions:

Buyer/Seller
Umpqua Holdings Corp./ Sterling Financial Corp.
Mercantile Bank Corp./ Firstbank Corp.
PacWest Bancorp/ CapitalSource Inc.
Union First Market Bankshares Corp./ StellarOne Corp.
Peoples Financial Services Corp./ Penseco Financial Services Corp.
Provident New York Bancorp/ Sterling Bancorp

Sandler then reviewed the following multiples for each of the transactions: transaction price to book value, transaction price to tangible book value, transaction price to last twelve months’ earnings per share, transaction price to estimated current year earnings per share, tangible book premium to core deposits and transaction price to seller’s stock price one day before transaction announcement. As illustrated in the following table, Sandler compared the proposed merger multiples to the multiples of the comparable transactions.

	Washington Banking / Heritage		Group One				Group Two
			Median		Mean		Median		Mean
Transaction Value / Book Value Per Share	144%		131%		134%		134%		133%
Transaction Value / Tangible Book Value Per Share	149%		153%		153%		163%		159%
Transaction Value / Last Twelve Months’ Earnings Per Share[1]	15.6	x	15.9	x	18.4	x	17.5	x	17.6	x
Transaction Value / Estimated 2013 Earnings Per Share	16.9	x	17.8	x	18.5	x	18.8	x	17.2	x
Tangible Book Premium to Core Deposits	6.8%		6.3%		7.4%		7.8%		12.8%
Premium to Stock Price:	18.1%		17.6%		20.7%		17.0%		16.6%

Notes:

1LTM EPS for Gulfstream Bancshares, Inc., First Financial Holdings, Inc., Virginia Commerce Bancorp, Inc., First California Financial Group, Inc., Sterling Financial Corp. and CapitalSources, Inc. adjusted for one-time items.

Relative Contribution. Sandler performed a contribution analysis comparing the September 30, 2013 financial information of Heritage and Washington Banking and each company’s relative financial contribution to the pro forma entity, prior to any purchase accounting or other transaction related adjustments. Heritage will own 54% and Washington Banking will own 46% of the pro forma entity. The results of Sandler’s analysis are set forth in the following table:

(Dollars in thousands)	Washington Banking		Pro Forma	Heritage
Total Net Loans	$1,208,082	54.4%	$2,220,166	45.6%	$1,012,084
Total Net Portfolio Loans (ex FDIC covered)	$1,144,598	57.2%	$2,000,292	42.8%	$855,694
Assets	$1,674,417	50.4%	$3,322,571	49.6%	$1,648,154
Core Deposits (excluding CDs)	$1,105,867	51.3%	$2,154,129	48.7%	$1,048,262
Noninterest Bearing Deposits	$361,743	57.3%	$630,954	42.7%	$269,211
Tangible Common Equity	$185,458	51.3%	$361,558	48.7%	$176,100
Mean Analyst Est. 2014 Net Income	$16,419	50.7%	$32,366	49.3%	$15,947
Market Cap (10/22/13)	$256,942	53.7%	$478,742	46.3%	$221,800
		57.3%	High	49.6%
		50.4%	Low	42.7%
		53.3%	Mean	46.7%
		52.5%	Median	47.5%

Pro Forma Results and Capital Ratios. Sandler analyzed certain potential pro forma effects of the merger, assuming the following: (i) the merger closes March 31, 2014; (ii) per share merger consideration value of $16.86, based on Heritage’s closing stock price on October 22, 2013 of $15.85; (iii) Heritage would be able to achieve cost savings of approximately 20% of Washington Banking projected operating expense and such savings would be 50% realized in 2014 and fully realized in 2015; (iv) pretax transaction costs and expenses would total approximately $14.9 million, with 50% of the expenses phased-in at closing and the remaining 50% recognized post-closing; (v) a core deposit intangible of approximately $14.5 million (10 year, sum-of-years-digits amortization method); (vi) Washington Banking’s performance was calculated in accordance with publicly available analyst estimated earnings per share for the years ending December 31, 2013 and December 31, 2014, and an estimated long-term growth rate for the years thereafter; (vii) Heritage’s performance was calculated in accordance publicly available analyst earnings estimates for the years ending December 31, 2013 and December 31, 2014 and an estimated long-term growth rate for the years thereafter; and (viii) various purchase accounting adjustments, including credit and interest rate mark-to-market adjustments and other accounting adjustments on Washington Banking’s loan portfolio, other real estate owned, borrowings and other liabilities. The analyses indicated that for the year ending December 31, 2014, the merger (excluding transaction expenses) would be accretive to Heritage’s projected earnings per share and, as of March 31, 2014 the merger would be dilutive to Heritage’s tangible book value per share. The actual results achieved by the combined company, however, may vary from projected results and the variations may be material.

Sandler’s Relationship. Sandler acted as the financial advisor to Washington Banking’s board of directors in connection with the merger. Pursuant to the terms of the letter agreement with Sandler, Washington Banking has agreed to pay Sandler a cash fee equal to 1.20% of the aggregate consideration payable in the merger (which shall be calculated in part based on the average last sales prices of Heritage’s common stock on the five trading days ending five calendar days prior to the effective date of the merger; and which fee would be approximately $3.4 million if the merger had closed on the date of this joint proxy statement/prospectus), payable at, and contingent upon, the closing of the merger. Washington Banking paid $250,000 to Sandler, which will be credited towards any fee payable at the closing the merger, in connection with Sandler’s opinion. Washington

Banking may request an update to Sandler’s opinion at no additional cost. Washington Banking has also agreed to reimburse Sandler for reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler and its affiliates and their respective partners, directors, officers, employee and agents against certain expenses and liabilities, including liabilities under the securities laws.

Sandler has, in the past, provided certain investment banking services to Washington Banking and its affiliates, has had a material relationship with Washington Banking and its affiliates and has received compensation and reimbursement of out-of-pocket expenses for such services. During the two years preceding the date of the Sandler opinion, Sandler did not receive any fees from Washington Banking. Sandler may provide investment banking services to the combined company in the future and may receive future compensation. In the two years prior to the execution of the merger agreement, Sandler has not provided investment banking services to, or received fees for such services from, Heritage.

In the ordinary course of its respective broker and dealer businesses, Sandler may purchase securities from and sell securities to Washington Banking and Heritage and their respective affiliates. Sandler may also actively trade the debt and/or equity securities of Washington Banking or Heritage or their respective affiliates for their own accounts and for the accounts of their customers and, accordingly may at any time hold a long or short position in such securities.

Combined Company Board of Directors Following Completion of the Merger

In accordance with the merger agreement, upon completion of the merger, the number of directors constituting the board of directors of the combined company will be increased by four to 15 members, and it is seven current Washington Banking directors, including Anthony B. Pickering, who will serve as chairman of the board of the combined company upon completion of the merger, and Rhoda L. Altom, Mark D. Crawford, Deborah J. Gavin, Jay T. Lien, Gragg E. Miller and Robert T. Severns who are expected to be appointed to the board of directors of the combined company. Eight current Heritage directors, including Mr. Brian S. Charneski, the current Vice Chairman of Heritage, who will serve as vice-chairman of the board of the combined company upon completion of the merger, and Brian L. Vance, David H. Brown, Gary B. Christensen, John A. Clees, Kimberly T. Ellwanger, Jeffrey S. Lyon and Ann Watson will continue to serve on the board of directors of the combined company upon completion of the merger.

Amendment to Heritage’s Bylaws

At or prior to the closing of the merger, the Bylaws of Heritage will be amended, which we refer to as the “bylaw amendment”, to provide for the addition of new provisions to the Bylaws addressing certain governance matters in connection with the merger. The bylaw amendment will apply for two years after the completion of the merger and has the following terms:

•	the combined company’s board of directors will be comprised of eight members from Heritage and seven from Washington Banking;

•	procedures for the appointment of replacement directors by the continuing directors of each company;

•	reduction in the size of the board in a manner that the proportion of directors from each company remains approximately the same;

•	Anthony B. Pickering of Washington Banking will serve as chairman of the board of directors and Brian S. Charneski of Heritage will serve as the vice chairman of the board of directors; and

•	during the two year period these bylaw provisions are in effect they may only be amended by a vote of two thirds of the directors and a majority of the continuing directors from Heritage and the continuing directors from Washington Banking, respectively.

Interests of Washington Banking’s Directors and Executive Officers in the Merger

Washington Banking shareholders should be aware that some of Washington Banking’s directors and executive officers have interests in the merger and have arrangements that are different from, or in addition to, those of Washington Banking shareholders generally. Washington Banking’s board of directors was aware of these interests and considered these interests, among other matters, when making its decision to approve the merger agreement, and in recommending that Washington Banking shareholders vote in favor of adopting the merger agreement.

These interests include the following:

•	The six executive officers of Washington Banking may be eligible for severance benefits under existing agreements with, and benefit plans offered by, Washington Banking in an aggregate maximum possible amount of $2.74 million. The six executive officers of Washington Banking include Mr. John L. Wagner, Mr. Richard A. Shields, Mr. Bryan McDonald, Mr. George W. Bowen, Mr. Edward Eng and Mr. Daniel Kuenzi who will each receive severance benefits of $137,189, $544,690, $577,189, $475,383, $468,619 and $534,150, respectively.

•	Accelerated vesting of all of the unvested restricted stock unit awards held by Washington Banking directors and executive officers, representing a total of 65,766 shares of common stock.

•	Bryan McDonald, President and Chief Executive Officer of Whidbey Island Bank, will become Executive Vice President and Chief Lending Officer of Heritage Bank following the bank merger and has entered into an employment agreement with Heritage Bank, to become effective at the effective time of the merger. His employment agreement with Heritage Bank provides for no increase in base salary and, among other benefits, a one-time restricted stock grant with a grant date fair value of $50,000 and a special bonus of $250,000 to be paid in equal installments over 24 months commencing following the effective time of the merger (which payments cease upon termination of Mr. McDonald’s employment for any reason).

•	Edward Eng, Executive Vice President and Chief Administrative Officer of Whidbey Island Bank, will become Executive Vice President and Chief Administrative Officer of Heritage Bank following the bank merger and has entered into an employment agreement with Heritage Bank, to become effective at the effective time of the merger. His employment agreement with Heritage bank provides for no increase in base salary and, among other benefits, a one-time restricted stock grant with a grant date fair value of $75,000 payable as of the 14-month anniversary of the effective time of the merger, provided he has been continuously employed with Heritage.

•	John L. Wagner, President and Chief Executive Officer of Washington Banking, will serve as a special advisor to Heritage following the merger and has entered into a consulting agreement with Heritage, to become effective at the effective time of the merger.

•	Seven current Washington Banking directors, including Anthony B. Pickering, who will serve as chairman of the board of the combined company upon completion of the merger, and Rhoda L. Altom, Mark D. Crawford, Deborah J. Gavin, Jay T. Lien, Gragg E. Miller and Robert T. Severns will be appointed to the board of directors of the combined company.

Equity Interests of Directors and Executive Officers

Stock Options. Each Washington Banking stock option issued under the Washington Banking 1998 Stock Option and Restricted Stock Award Plan and the Washington Banking 2005 Stock Incentive Plan (together, the “Washington Banking Stock Plans”) that is outstanding immediately prior to the merger will automatically be converted into an option to purchase the number of whole shares of Heritage common stock that is equal to the number of shares of Washington Banking common stock subject to such Washington Banking stock option immediately prior to the merger multiplied by a fraction having a numerator equal to the sum of (i) $2.75 plus

(ii) the product of 0.89000 multiplied by the average of the Heritage common stock price and a denominator equal to the average Heritage common stock price (we refer to this fraction as the “option exchange ratio”), rounded down to the nearest whole share, at an exercise price per share of Heritage common stock (rounded up to the nearest penny) equal to the exercise price for each option immediately prior to the merger divided by the option exchange ratio. Each outstanding stock option held by Washington Banking directors and executive officers is fully vested.

Restricted Stock Unit Awards. Each Washington Banking restricted stock unit award granted under the Washington Banking Stock Plans that is outstanding and subject to vesting, repurchase or other lapse restriction immediately prior to the merger will fully vest upon the effective time of the merger and will be converted automatically into a restricted stock unit award in respect of the number of shares of Heritage common stock, rounded to the nearest whole share, equal to the product of the number of shares of Washington Banking common stock subject to the Washington Banking restricted stock unit award and the option exchange ratio, with such converted restricted stock unit award to continue to be subject to the same terms and conditions as were applicable to the restricted stock unit award under the Washington Banking Stock Plan and the applicable award agreement thereunder.

The following table sets forth the number of Washington Banking stock options and restricted stock units held by each director and executive officer of Washington Banking as of                  , 2014. The following table assumes that Washington Banking’s directors and executive officers will not sell, acquire or forfeit any shares of Washington Banking common stock or equity awards following such date. As described below, directors and executive officers of Washington Banking may be eligible to receive new equity awards prior to the effective time of the merger.

Name	Stock Options(1)		Restricted Stock Units(1)
John L. Wagner	15,123	(2)	13,167	(7)
Richard A. Shields	17,623	(3)	6,834	(8)
Bryan McDonald	6,194	(4)	8,500	(9)
George W. Bowen	0		6,334	(10)
Edward Eng	0		6,100	(11)
Daniel E. Kuenzi	3,717	(5)	6,334	(10)
Rhoda L. Altom	0		0
Mark D. Crawford	0		3,833	(12)
Deborah J. Gavin	0		0
Jay T. Lien	2,925	(6)	4,500	(13)
Gragg E. Miller	0		4,500	(13)
Anthony B. Pickering	2,925	(6)	4,500	(13)
Robert T. Severns	0		4,500	(13)

(1)	All stock options are fully vested and all restricted stock units (RSUs) vest upon completion of the merger.
(2)	Option exercise prices equal $14.60 (496 shares), $15.98 (2,627 shares) and $9.11 (12,000 shares).
(3)	Option exercise prices equal $14.60 (496 shares), $15.98 (2,627 shares) and $9.11 (14,500 shares).
(4)	Option exercise prices equal $15.98 (1,194 shares) and $9.11 (5,000 shares).
(5)	Option exercise prices equal $15.77 (1,000 shares), $15.98 (717 shares) and $9.11 (2,000 shares).
(6)	Option exercise prices equal $14.60 (1,162 shares) and $15.98 (1,763 shares).
(7)	1,667 RSUs scheduled to vest on 6/23/14; 2,000 RSUs scheduled to vest on 2/23/14; 2,000 RSUs scheduled to vest on 2/23/15; 2,500 RSUs scheduled to vest on 1/24/14; 2,500 RSUs scheduled to vest on 1/24/15; and 2,500 RSUs scheduled to vest on 1/24/16.
(8)	834 RSUs scheduled to vest on 6/23/14; 1,000 RSUs scheduled to vest on 2/23/14; 1,000 RSUs scheduled to vest on 2/23/15; 1,334 RSUs scheduled to vest on 1/24/14; 1,333 RSUs scheduled to vest on 1/24/15; and 1,333 RSUs scheduled to vest on 1/24/16.

(9)	834 RSUs scheduled to vest on 6/23/14; 1,333 RSUs scheduled to vest on 2/23/14; 1,333 RSUs scheduled to vest on 2/23/15; 1,667 RSUs scheduled to vest on 1/24/14; 1,666 RSUs scheduled to vest on 1/24/15; and 1,667 RSUs scheduled to vest on 1/24/16.
(10)	334 RSUs scheduled to vest on 6/23/14; 1,000 RSUs scheduled to vest on 2/23/14; 1,000 RSUs scheduled to vest on 2/23/15; 1,334 RSUs scheduled to vest on 1/24/14; 1,333 RSUs scheduled to vest on 1/24/15; and 1,333 RSUs scheduled to vest on 1/24/16.
(11)	100 RSUs scheduled to vest on 6/23/14; 1,000 RSUs scheduled to vest on 2/23/14; 1,000 RSUs scheduled to vest on 2/23/15; 1,334 RSUs scheduled to vest on 1/24/14; 1,333 RSUs scheduled to vest on 1/24/15; and 1,333 RSUs scheduled to vest on 1/24/16.
(12)	666 RSUs scheduled to vest on 2/23/14; 667 RSUs scheduled to vest on 2/23/15; 834 RSUs scheduled to vest on 1/24/14; 834 RSUs scheduled to vest on 1/24/15; and 833 RSUs scheduled to vest on 1/24/16.
(13)	667 RSUs scheduled to vest on 6/23/14; 666 RSUs scheduled to vest on 2/23/14; 667 RSUs scheduled to vest on 2/23/15; 834 RSUs scheduled to vest on 1/24/14; 834 RSUs scheduled to vest on 1/24/15; and 833 RSUs scheduled to vest on 1/24/16.

New Equity Awards. Prior to the effective time of the merger, Washington Banking’s board of directors may grant up to 92,400 restricted stock units under the Washington Banking 2005 Stock Incentive Plan to directors, officers and employees.

New Consulting and Employment Agreements

In connection with the execution of the merger agreement, Heritage entered into a consulting agreement with Mr. Wagner and employment agreements with Messrs. Eng and McDonald, executive officers of Washington Banking. As described below, these agreements set forth the terms and conditions of each such individual’s employment or consulting relationship with Heritage following the effective time of the merger and will be effective upon and subject to the completion of the merger. When effective, the employment agreements will also supersede and replace any prior employment, retention, pre-existing change of control or other similar agreement with Messrs. Eng and McDonald, including their Washington Banking employment agreements. Mr. Wagner’s consulting agreement sets forth the terms and conditions of his consulting relationship with Heritage commencing at the effective time of the merger.

Consulting Agreement with Mr. Wagner. Mr. Wagner’s consulting agreement, which expires as of the third anniversary of the effective date of the merger, provides that he will assist in the maintenance and retention of important customer and employee relationships with Washington Banking and Heritage and assist in advising on Heritage’s merger and acquisition activities following the effective time of the merger. Under the consulting agreement, Mr. Wagner will receive a fee of $500,000, payable in three installments in the amount of $250,000 immediately following the effective time of the merger, $150,000 as of the first anniversary of the effective time of the merger and $100,000 as of the second anniversary of the effective time of merger, in each case provided that Mr. Wagner has not violated confidentiality, non-competition and non-solicitation covenants in the consulting agreement.

If Mr. Wagner terminates the consulting agreement, Heritage has no further obligation to make payments. If Heritage terminates the consulting agreement or Mr. Wagner dies during the term of the consulting agreement, Heritage must pay the balance of the consulting fees that would have been paid through the end of the term of the consulting agreement.

Employment Agreements with Other Executive Officers. The employment agreements with Messrs. Eng and McDonald have initial terms from effective time of the merger through June 30, 2016. The terms of the employment agreements will be automatically extended for an additional year beginning on July 1, 2015, and on each July 1 thereafter, unless either party gives at least 90 days prior notice of non-renewal. Mr. Eng will serve as Heritage Bank’s Executive Vice President and Chief Administrative Officer and Mr. McDonald will serve as Heritage Bank’s Executive Vice President and Chief Lending Officer.

The employment agreements provide for annual base salaries of $250,000 for Mr. McDonald and $202,000 for Mr. Eng. The base salaries will be reviewed annually and may be increased at the discretion of the board of directors of Heritage Bank. The agreements provide that the executives will be eligible to receive performance-based annual incentive bonuses, in accordance with Heritage Bank’s annual incentive plan with initial target bonuses of 30% of annual base salary, and also to receive employee benefits on as favorable a basis as other similarly situated and performing senior executives of Heritage Bank, provided that each executive will have an initial target equity compensation plan award of 25% of annual base salary. Mr. McDonald will also be entitled to a special bonus of $250,000 to be paid in equal installments over 24 months commencing following the effective time of the merger (which payments cease upon termination of Mr. McDonald’s employment for any reason), the use of an automobile provided by Heritage Bank and a one-time restricted stock grant with a grant date fair value of $50,000, subject to Heritage’s standard award agreement and terms. Mr. Eng will be entitled to receive, as of the 14-month anniversary of the effective time of the merger, provided he has been continuously employed by Heritage Bank through such date, a one-time grant of restricted stock with a grant date fair value of $75,000, subject to Heritage’s standard award agreement and terms, with vesting over two years. Messrs. Eng and McDonald will be entitled to reimbursement for up to $50,000 and $75,000, respectively, of relocation expenses incurred associated with relocating to the Olympia, Washington area and, for Mr. McDonald, such amounts will be grossed-up for Federal, Washington State and employment taxes via a single iteration calculation. Mr. McDonald will also be provided a housing allowance of $2,000 per month following executive’s leasing of an apartment in Olympia, Washington, for a maximum of two years from the effective date of the merger.

The employment agreements provide for severance benefits in the event the executive’s employment is terminated by Heritage Bank (other than for cause or as a result of the executive’s death or disability) or if the employment is terminated by the executive for good reason (referred to as a Termination). For a Termination during the first 12 months of the term of the employment agreement, or during the six months before or within 24 months after a change in control of Heritage (such period referred to as the Covered Period), Messrs. Eng and McDonald would be entitled to receive a lump sum payment equal to 200% of the sum of: (i) his then-current annual base salary or, if greater, his annual base salary one day prior to the applicable change in control, plus (ii) the average of his annual performance-based bonuses for the immediately preceding three completed fiscal year performance periods (or, if the Termination occurs during the 12-month period beginning on the effective date of the merger, the highest bonus paid by Washington Banking for 2011, 2012 or 2013 will be used) (collectively referred to as Base Compensation). Mr. Eng would also be entitled to receive such amount for a voluntary resignation during the 30-day period beginning on the 13-month anniversary of the effective time of the merger. Except as noted in the previous sentence, for a Termination that occurs other than during a Covered Period and other than during the 12-month period beginning at the effective time of the merger, Messrs. Eng and McDonald would be entitled to receive a payment equal to 100% of Base Compensation, paid in 24 monthly installments. The executives and their eligible dependents would also be entitled to continued coverage under the medical and dental plans of Heritage (12 months’ coverage for Termination that does not occur during a Covered Period and 18 months’ coverage for Termination during a Covered Period). The employment agreements also provide that any equity awards granted to the executive and subject to vesting, performance or target requirements will be treated as having satisfied the applicable requirements in the case of any Termination other than a Termination during the 12-month period beginning at the effective time of the merger.

All severance benefits under the employment agreements for Messrs. Eng and McDonald are contingent upon the executive’s execution and non-revocation of a general release and waiver of claims. The agreements are subject to certain banking regulatory provisions and include a clawback provision should any severance payment require recapture under any applicable statute, law, regulation or regulatory interpretation or guidance. Further, the agreements provide for an automatic reduction of severance payments if the reduction would result in a better net-after-tax result for the respective executive after taking into account the impact of the golden parachute payment restrictions of Section 280G of the Internal Revenue Code.

The employment agreements for the executives contain restrictive covenants prohibiting the unauthorized disclosure of confidential information of Heritage by the executives during and after their employment, prohibiting Mr. McDonald from competing with Heritage and prohibiting the executives from soliciting Heritage’s employees or customers during employment and, in certain circumstances, after termination of employment. The non-solicitation provisions, and for Mr. McDonald the non-competition provisions, apply for a period of 18 months following any termination not during a Covered Period or within the 12 months of the effective date of the merger, and apply for a period of 12 months following any termination that occurs during a Covered Period or within 12 months of the effective date of the merger. For Mr. McDonald, in the event of delivery of a notice of non-renewal of his employment agreement by Heritage Bank, the restricted period, in all cases, ends as of the expiration of the employment agreement pursuant to such non-renewal notice; and in the event of delivery of a notice of non-renewal of the employment agreement by Mr. McDonald, if delivered to Heritage Bank after the second anniversary of the effective date of the merger and he continues to be employed through the expiration of the employment agreement pursuant to such notice, the restricted period, in all cases, ends as of the expiration of the employment agreement.

Washington Banking Employment Agreements

Washington Banking is party to employment agreements with Messrs. Bowen, Eng, Kuenzi, McDonald, Shields and Wagner, the terms of which are substantially the same, except as described below. The employment agreements with Messrs. Eng and McDonald will be superseded at the effective time of the merger by their Heritage employment agreements described immediately above.

Mr. Wagner’s employment agreement provides that, following termination of his employment by Washington Banking without cause or by Mr. Wagner for good reason, he is entitled to employer-paid health and dental insurance benefits for a maximum period of 18 months or, if earlier, until such time that he becomes eligible for comparable group insurance coverage in connection with new employment. Mr. Wagner is subject to a provision prohibiting him from soliciting the customers or employees of Washington Banking for a period of 18 months following his employment termination.

Messrs. Bowen, Kuenzi and Shields are eligible for certain payments and benefits under their respective employment agreements if the executive officer’s employment is terminated without cause or the executive officer terminates employment for good reason. The termination benefits under the employment agreements are calculated based on an amount equal to two times the executive officer’s highest annual base salary over the prior three years, plus an amount equal to two times the greater of the annual bonus last paid to the executive under the employment or two times the average bonus paid over the prior three years. Payment of the benefits commences on the 60th day following the executive officer’s termination of employment, provided that the executive officer has executed a release of claims, and continues with regular equal payments on the employer’s payroll schedule until two years after termination of employment. In addition, the employment agreements provide that, following termination of employment by Washington Banking without cause or by the executive for good reason, the executive officer is entitled to health and dental insurance benefits until such time that the executive officer becomes eligible for comparable group insurance coverage in connection with new employment for a maximum period of 18 months except that, with respect to Mr. Bowen, such benefits are not payable for a termination of employment within two years following a change in control. The employment agreements contain a covenant not to compete with Washington Banking’s business for a period of 18 months (or 12 months in the event of a termination within 12 months following a change in control, which the merger constitutes for purposes of the agreements) following employment termination, and not to solicit Washington Banking’s employees or customers for a period of 18 months following employment termination. Each of the agreements provides for reduction of the executive officer’s payments and benefits to the maximum amount that does not trigger the Internal Revenue Code Section 280G excise tax unless the executive would be better off (on an after-tax basis) receiving all payments and benefits due and paying all excise and income taxes.

Washington Banking Retirement Agreements for Mr. Wagner

Washington Banking and Whidbey Island Bank are each party to a Salary Continuation Agreement with Mr. Wagner dated December 10, 2010 (we refer to these collectively as the “SCAs” and individually as the “Bank SCA” and the “Washington Banking SCA”). The SCAs provide for a fixed schedule of retirement benefits to be paid to Mr. Wagner. Benefits under the Bank SCA commenced on August 24, 2012, when Mr. Wagner reached age 69. Benefits under the Washington Banking SCA commence upon his retirement on or after August 24, 2015, when Mr. Wagner reaches age 72. The Bank SCA normal retirement benefit is an initial lump sum payment of $100,000 plus $50,000 per year for five years from age 69, and the Washington Banking SCA normal retirement benefit provides an additional $25,000 per year for five years from age 72. If Mr. Wagner terminates employment prior to age 72 and prior to a change in control, the Washington Banking SCA generally provides for a lump sum payment of the vested, GAAP-accrued amount under the Washington Banking SCA, in addition to the normal retirement payments under the Bank SCA. For a termination following a change in control (which the merger constitutes for purposes of the SCAs), the Washington Banking SCA provides for a lump sum payment of $125,000 and the Bank SCP provides for a lump sum payment of the vested, GAAP-accrued amount. If Mr. Wagner dies while receiving payments, his estate will receive the remainder of the scheduled payments under both the Bank SCA and the Washington Banking SCA.

Merger-Related Compensation for Washington Banking’s Named Executive Officers

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that will or may become payable to Washington Banking’s “named executive officers” (as defined under SEC rules) that is based on or otherwise relates to the merger. Washington Banking shareholders are being asked to approve, on a non-binding, advisory basis, such compensation for these executive officers (see “Washington Banking Proposals—Washington Banking Compensation Proposal” beginning on page 44). Because the vote to approve such compensation is advisory only, it will not be binding on either Heritage or Washington Banking. Accordingly, if the merger is completed, the compensation will be paid (or payable) regardless of the outcome of the vote to approve such compensation, subject only to the conditions applicable thereto, which are described below. Except as noted in the footnotes to the table, the amounts indicated below are estimates of amounts that would be payable if the merger were consummated on March 31, 2014 and assuming that the employment of the named executive officers were terminated immediately thereafter on a basis entitling them to severance payments. Some of these assumptions are based on information not currently available and, as a result, the actual amounts, if any, to be received by the named executive officers may differ in material respects from the amounts set forth below. See the footnotes to the table for additional information.

Name	Cash(1)	Equity(2)	Pension/ NQDC(3)	Perquisites / benefits(4)	Tax reimbursement(5)	Other(6)	Total
John Wagner	$500,000	$148,223	$33,347	—	—	—	$681,570
Richard Shields	—	$76,959	—	—	—	—	$76,959
Bryan McDonald	—	$144,061	—	$131,125	$22,500	$250,000	$547,686
George Bowen	—	$68,408	—	—	—	—	$68,408
Daniel Kuenzi	—	$68,408	—	—	—	—	$68,408

(1)

As further described under “The Merger—Interests of Washington Banking’s Directors and Executive Officers in the Merger—New Consulting and Employment Agreements” on page 81, in the event Mr. Wagner’s consulting agreement is terminated by Heritage during the term of the agreement, he would be entitled to receive the unpaid amounts due under the Consulting Agreement in a lump sum payment equal to a maximum of $500,000, and in the event Mr. McDonald is terminated without cause or resigns for good reason following the merger and during the term of his employment agreement with Heritage, subject to the execution of a release of claims and compliance with certain restrictive covenants, he would be entitled to severance benefits up to 200% of the sum of: (i) his then-current annual base salary or, if greater, his annual base salary one day prior to the effective time of the merger, plus (ii) the highest bonus paid by Washington Banking for 2011, 2012 or 2013. However, the amount reflected in this column for Mr. McDonald does not reflect any payments he would have been owed under his current employment agreement with Washington Banking as a result of a similar termination of employment irrespective of the occurrence of the merger, because these payments are not considered based on or otherwise related to the merger. As further described under “The Merger—Interests of Washington Banking’s Directors and Executive Officers in the Merger—Washington Banking Employment Agreements” on page 83, if Messrs. Bowen, Kuenzi or Shields, is involuntarily terminated by Heritage without cause or resigns for good reason within 24 months following the merger, subject to the execution of a release of claims and compliance with certain restrictive covenants, he would receive an amount equal to two times his highest annual base salary over the prior three years, plus an amount equal to the greater of two times the most recent annual bonus or two times the average bonus paid over the prior three years. This payment would be made in equal monthly installments commencing on the 60th day following termination of employment and continuing until two years after termination of employment. However, the amounts reflected in this column for Messrs. Bowen, Kuenzi and Shields do not reflect any payments they would have been owed under their current employment agreements as a result of a similar termination of employment irrespective of the occurrence of the merger, because these payments are not considered based on or otherwise related to the merger.
(2)	Pursuant to the terms of Washington Banking’s equity plans and award agreements, Washington Banking stock options and restricted stock units fully vest at the effective time of the merger. The value above reflects the value of restricted stock units for which vesting would be accelerated as a result of the merger, based on a price per share of Washington Banking common stock of $17.10 (the average closing market price of Washington Banking common stock over the first five business days following the first public announcement of the merger). All stock options held by the named executive officers are fully vested. For Mr. McDonald, the amount also reflects the vesting of the $50,000 grant date fair value restricted stock award granted pursuant to his employment agreement with Heritage, which vesting would occur if Mr. McDonald is terminated without cause or resigns for good reason following the merger and during the term of the employment agreement.
(3)	Represents the additional benefit payable to Mr. Wagner under his salary continuation agreement with Washington Banking as a result of termination following a change in control as compared to termination prior to age 72.
(4)	For Mr. McDonald, reflects the following benefits pursuant to the terms of his employment agreement with Heritage (which benefits are not conditioned upon Mr. McDonald’s termination of employment): (a) $75,000 for relocation expenses; (b) $48,000 for a housing allowance ($2,000 per month payable for up to two years); (c) $2,500 in legal fees incurred in connection with the negotiation of the employment agreement; and (d) $5,625 for the cost of a company-provided automobile ($2,500 per year) through June 30, 2016 (the end of the initial term of the employment agreement).
(5)	For Mr. McDonald, reflects a tax gross up for the relocation expenses he is entitled to pursuant to the terms of his employment agreement with Heritage (which gross up is not conditioned upon Mr. McDonald’s termination of employment).
(6)	For Mr. McDonald, reflects a special bonus pursuant to the terms of his employment agreement with Heritage, to be paid in equal installments over 24 months commencing following the effective time of the merger (which payments cease upon termination of Mr. McDonald’s employment for any reason).

Regulatory Approvals

Under applicable law, the merger must be approved by the Federal Reserve Board, and the bank merger must be approved by the FDIC and the DFI. The U.S. Department of Justice may review the impact of the merger and the bank merger on competition.

We have filed all of the required applications, including requesting a waiver from the Federal Reserve Board of its application requirements that would apply to this merger. We received approval for the bank merger from the FDIC and the DFI, on December 23, 2013 and January 3, 2014, respectively. On January 31, 2014 we received a waiver from the Federal Reserve Board of its application requirements that would apply to this merger. There can be no assurance that the regulatory approvals received will not contain a condition or requirement that results in a failure to satisfy the conditions to closing set forth in the merger agreement. See “The Merger Agreement—Conditions to Complete the Merger” on page 100.

Accounting Treatment

In accordance with current accounting guidance, the merger will be accounted for using the acquisition method. The result of this is that the recorded assets and liabilities of Heritage will be carried forward at their recorded amounts, the historical operating results will be unchanged for the prior periods being reported on and that the assets and liabilities of Washington Banking will be adjusted to fair value at the date of the merger. In addition, all identified intangibles will be recorded at fair value and included as part of the net assets acquired. To the extent that the purchase price, consisting of cash plus the number of shares of Heritage common stock to be issued to former Washington Banking shareholders, at fair value, exceeds the fair value of the net assets including identifiable intangibles of Washington Banking at the merger date, that amount will be reported as goodwill. In accordance with current accounting guidance, goodwill will not be amortized but will be evaluated for impairment annually. Identified intangibles will be amortized over their estimated lives. Further, the acquisition method of accounting results in the operating results of Washington Banking being included in the operating results of Heritage beginning from the date of completion of the merger.

Washington Banking Shareholder Dissenters’ Rights

In connection with the merger, record holders of Washington Banking common stock who comply with the requirements of the Washington Business Corporation Act, as set forth in Chapter 23B.13 of the Revised Code of Washington (which we will refer to as “RCW Chapter 23B.13”), which is summarized below, will be entitled to dissenters’ rights if the merger is completed.

Washington Banking shareholders electing to exercise dissenters’ rights must comply with the provisions of RCW Chapter 23B.13 in order to perfect their rights. The following is intended as a brief summary of the material provisions of the Washington statutory procedures required to be followed by a Washington Banking shareholder in order to dissent from the merger and perfect the shareholder’s dissenters’ rights. We urge you to read carefully the copy of RCW Chapter 23B.13, which is attached as Appendix D to this joint proxy statement/prospectus.

A shareholder who wishes to assert dissenters’ rights must (i) deliver to Washington Banking, before the vote is taken by Washington Banking shareholders, notice of the shareholder’s intent to demand payment for the shareholder’s shares if the merger is effected, and (ii) not vote such shares in favor of the merger. A shareholder wishing to deliver such notice should hand deliver or mail such notice to Washington Banking at the following address before the vote on the merger agreement is taken:

Washington Banking Company

450 SW Bayshore Drive

Oak Harbor, Washington 98277

Attention: Shelly L. Angus

or deliver such notice at the special meeting of shareholders prior to the vote being taken by Washington Banking shareholders.

A shareholder who wishes to exercise dissenters’ rights generally must dissent with respect to all the shares the shareholder owns or over which the shareholder has power to direct the vote. However, if a record shareholder is a nominee for more than one beneficial shareholder, some of whom wish to dissent and some of whom do not, then the record holder may dissent with respect to all the shares beneficially owned by any one person by delivering to Washington Banking a notice of the name and address of each person on whose behalf the record shareholder asserts dissenters’ rights. A beneficial shareholder may assert dissenters’ rights directly by submitting to Washington Banking the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights and by dissenting with respect to all the shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

A shareholder who does not deliver a notice of the shareholder’s intent to demand payment for the fair value of the shares to Washington Banking prior to the vote being taken by Washington Banking shareholders will lose the right to exercise dissenters’ rights. In addition, shares must either not be voted at the special meeting or must be voted against, or must abstain from voting on, the Washington merger proposal. Submitting a properly signed proxy card that is received prior to the vote at the special meeting (and is not properly revoked) that does not direct how the shares of Washington Banking common stock represented by proxy are to be voted will, for purposes of dissenters’ rights constitute a vote in favor of the merger agreement and, therefore, a waiver of such shareholder’s statutory dissenters’ rights.

If the merger is effected, Heritage, as the surviving corporation, is required, within ten days after the effective date of the merger, to deliver a written notice to all shareholders who properly perfected their dissenters’ rights in accordance with RCW Chapter 23B.13. Such notice must, among other things: (i) state where the payment demand must be sent and where and when certificates for certificated shares must be deposited; (ii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received; (iii) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed merger and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date; and (iv) set a date by which Heritage must receive the payment demand, which date must be between 30 and 60 days after notice is delivered.

A shareholder wishing to exercise dissenters’ rights must timely file the payment demand and deposit share certificates as required in the notice. Failure to do so will cause such person to lose his or her dissenters’ rights.

Within 30 days after the merger occurs or receipt of the payment demand, whichever is later, Heritage is required to pay each dissenter with properly perfected dissenters’ rights Heritage’s estimate of the fair value of the shareholder’s shares, plus accrued interest from the effective date of the merger until the payment date. With respect to a dissenter who did not beneficially own Washington Banking shares prior to the public announcement of the merger, Heritage may elect to withhold payment. After the effective date of the merger, however, Heritage must estimate the fair value of the shares, plus accrued interest from the effective date of the merger until the date of payment, and then send an offer to the dissenting shareholder to whom Heritage withheld payment explaining how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under RCW Section 23B.13.280. Heritage must pay the estimated fair value to dissenting shareholders that agree to accept the payment of the estimated fair value in full satisfaction of their demand for payment. In all instances in which Heritage is required to pay accrued interest on the fair value of shares, the rate of interest is generally required to be the average rate Heritage currently pays on its principal bank loans or, if none, a rate that is fair and equitable. For purposes of RCW Chapter 23B.13, fair value with respect to dissenters’ shares means the value of the shares of Washington Banking common stock immediately before the effective date of the merger, excluding any appreciation or depreciation in anticipation of the merger, unless that exclusion would be inequitable. The procedures for dissenting shareholders are as set forth in Appendix D.

In view of the complexity of RCW Chapter 23B.13 and the requirement that shareholders must strictly comply with the provisions of RCW Chapter 23B.13, shareholders of Washington Banking who may wish to dissent from the merger and pursue dissenters’ rights should consult their legal advisors.

The foregoing is a brief summary of RCW Chapter 23B.13 that sets forth the procedures for exercising dissenters’ rights. We urge you to read carefully RCW Chapter 23B.13, which is attached as Appendix D to this joint proxy statement/prospectus. Failure to comply with all the procedures set forth in RCW Chapter 23B.13 will result in the loss of a shareholder’s dissenters’ rights. Consequently, if you desire to exercise your dissenters’ rights you are urged to consult a legal advisor before attempting to exercise these rights.

Heritage’s Dividend Policy

The holders of Heritage common stock receive cash dividends if and when declared by the Heritage board of directors out of legally available funds. The timing and amount of cash dividends depends on Heritage’s earnings, capital requirements, financial condition and other relevant factors. The primary source for dividends paid to Heritage shareholders is dividends paid to Heritage from its bank subsidiary, Heritage Bank, and cash on hand. There are regulatory restrictions on the ability of Heritage Bank to pay dividends. As a bank holding company, Heritage’s ability to pay dividends is subject to the guidelines of the Federal Reserve Board regarding capital adequacy and dividends and limitations under Washington law. No assurances can be given that any cash dividends will be paid by Heritage on its common stock or that any such dividends, if paid, will not be reduced or eliminated in future periods. For additional information, see “Comparative Market Prices and Dividend Information” on page 125.

Public Trading Markets

Heritage’s common stock and Washington Banking’s common stock are listed on NASDAQ under the symbols “HFWA” and “WBCO,” respectively. Upon completion of the merger, Washington Banking common stock will be delisted from NASDAQ and thereafter will be deregistered under the Exchange Act. The shares of Heritage common stock issuable in the merger for shares of Washington Banking common stock will be listed on NASDAQ.

Litigation Relating to the Merger

Washington Banking, its directors and Heritage are named as defendants in two lawsuits pending in the Superior Court for the State of Washington in King County, Washington, which have been consolidated under the caption In Re Washington Banking Company Shareholder Litigation, Lead Case No. 13-2-38689-5 SEA. The consolidated litigation generally alleges that Washington Banking’s directors breached their fiduciary duties to Washington Banking and its shareholders by agreeing to the proposed merger at an unfair price and without an adequate sales process, because they have interests in the merger different from shareholders and by agreeing to deal protection provisions in the merger agreement that are alleged to prevent bids by third parties. The consolidated litigation also alleges that the disclosures in connection with the merger are misleading in various respects. Heritage is alleged to have aided and abetted the directors’ alleged breaches of their fiduciary duties. The consolidated litigation seeks, among other things, an order enjoining the defendants from consummating the proposed merger, as well as attorneys’ and experts’ fees and certain other damages.

Washington Banking and its directors believe the claims and allegations lack merit. Heritage believes that the aiding and abetting claim against it also lacks merit. Washington Banking and its directors and Heritage separately filed motions to dismiss the claims against them.

THE MERGER AGREEMENT

The following describes certain aspects of the merger, including certain material provisions of the merger agreement. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Appendix A.

Structure of the Merger

Each of Heritage’s and Washington Banking’s respective boards of directors has approved the merger agreement. The merger agreement provides for the merger of Washington Banking with and into Heritage, with Heritage continuing as the surviving corporation. Immediately following the completion of the merger, Washington Banking’s wholly owned subsidiary bank, Whidbey Island Bank, will merge with Heritage’s wholly owned subsidiary bank, Heritage Bank.

Prior to the completion of the merger, Washington Banking and Heritage may, by mutual agreement, change the method or structure of effecting the combination of Washington Banking and Heritage, except that no such change may (1) alter or change in any way the type or amount of merger consideration payable to the holders of Washington Banking common stock, (2) adversely affect the tax treatment of Washington Banking’s shareholders, (3) adversely affect the tax treatment of Washington Banking or Heritage or (4)  materially impede or delay the consummation of the transactions contemplated by the merger agreement in a timely manner.

Merger Consideration

Consideration for Holders of Washington Banking Common Stock

If the merger is completed, each share of Washington Banking common stock that is issued and outstanding immediately prior to the completion of the merger, excluding shares held by persons who have perfected their dissenters’ rights under Washington law (see “The Merger—Washington Banking Shareholder Dissenters’ Rights” on page 86) and excluding shares of Washington Banking common stock that are owned by Washington Banking or Heritage (other than shares held in a fiduciary or agency capacity for third parties and other than shares held in respect of a debt previously contracted), will be converted into the right to receive, promptly following the completion of the merger: (1) 0.89000 of a share of Heritage common stock and (2) $2.75 in cash. Heritage will not issue any fractional shares of Heritage common stock in the merger. Washington Banking shareholders who would otherwise be entitled to a fractional share of Heritage common stock upon completion of the merger will instead receive an amount in cash equal to such fractional share interest multiplied by the average of the volume weighted price (rounded to the nearest one ten thousandth) of Heritage common stock on NASDAQ for the ten trading days ending on the trading day immediately prior to the date on which the merger is completed (which we refer to as the “average Heritage common stock price”). We refer to this stock and cash consideration described above as the “merger consideration.”

For example, if you hold 1,001 shares of Washington Banking common stock, then for the stock portion of the merger consideration, you will receive 890 shares of Heritage common stock and a cash payment instead of the 0.89 fractional share of Heritage common stock that you otherwise would have received (1,001 shares × 0.89000 = 890.89 shares), and for the cash portion of the merger consideration, you will receive a cash payment of $2,752.75 (1,001 x $2.75).

Treatment of Washington Banking Stock Options and Restricted Stock Unit Awards

Stock Options. Each Washington Banking stock option issued under the Washington Banking 1998 Stock Option and Restricted Stock Award Plan and the Washington Banking 2005 Stock Incentive Plan (together, the “Washington Banking Stock Plans”) that is outstanding immediately prior to the merger will automatically be converted into an option to purchase shares of Heritage common stock. The number of whole shares of Heritage common stock subject to the converted option will be equal to the number of shares of Washington Banking common stock subject to such Washington Banking stock option immediately prior to the merger multiplied by a fraction having a numerator equal to the sum of (i) $2.75 plus (ii) the product of 0.89000 multiplied by the average Heritage common stock price, and a denominator equal to the average Heritage common stock price (we refer to this fraction as the “option exchange ratio”), rounded down to the nearest whole share. The converted option will have an exercise price per share of Heritage common stock equal to the exercise price for each option immediately prior to the merger divided by the option exchange ratio, rounded up to the nearest penny. Each option is subject to the terms and conditions of the Washington Banking Stock Plan pursuant to which the option was granted and any associated award agreement. All outstanding options granted by Washington Banking are fully vested.

For example, assume that an individual holds an option to purchase 100 shares of Washington Banking common stock at an exercise price per share of $10.00 immediately prior to the merger, and with an expiration date of December 31, 2019. Assume further that the average closing price of a share of Heritage common stock over the 10 trading days immediately prior to the merger is $20.00. The option exchange ratio in this example would be 1.0275 (($2.75 + (0.89000 x $20.00)) / $20.00). As a result, the option will be converted into an option to purchase 102 shares of Heritage common stock (100 x 1.0275, rounded down to the nearest whole share) with an exercise price per share of $9.74 ($10.00 / 1.0275, rounded up to the nearest penny) at the time of the merger, and with an expiration date of December 31, 2019. Section 409A of the Internal Revenue Code generally requires that the number of shares covered by the option be rounded down to the next whole share and the exercise price be rounded up to the next whole penny.

Restricted Stock Unit Awards. Each Washington Banking restricted stock unit award granted under the Washington Banking Stock Plans that is outstanding and subject to vesting, repurchase or other lapse restriction immediately prior to the merger will fully vest upon the effective time of the merger and will be converted automatically into a restricted stock unit award in respect of shares of Heritage common stock. The number of shares of Heritage common stock subject to the converted restricted stock unit will be equal to the product of the number of shares of Washington Banking common stock subject to the Washington Banking restricted stock unit award and the option exchange ratio, rounded to the nearest whole share. Such converted restricted stock unit award will continue to be subject to the same terms and conditions as were applicable to the restricted stock unit award under the Washington Banking Stock Plan and the applicable award agreement thereunder.

For example, assume that an individual holds a restricted stock unit award that entitles him to receive 100 shares of Washington Banking common stock upon vesting on December 31, 2014. Assume further that the average closing price of a share of Heritage common stock over the 10 trading days immediately prior to the merger is $20.00. The option exchange ratio in this example would be 1.0275 (($2.75 + (0.89000 x $20.00)) / $20.00). As such, the restricted stock unit award will be converted into the right to receive 103 fully vested shares of Heritage common stock (100 x 1.0275, rounded to the nearest whole share) at the time of the merger. Standard rounding conventions are used for conversion of the restricted stock units.

Closing and Effective Time of the Merger

The merger will be completed only if all conditions to the merger set forth in the merger agreement are either satisfied or waived. See “—Conditions to Complete the Merger on page 100.”

The merger will become effective as set forth in the articles of merger to be filed with the Secretary of State of the State of Washington. The closing of the merger will occur on a date that is no later than fifteen business days after the satisfaction or waiver of the conditions to closing, unless extended by the mutual agreement of the parties. It currently is anticipated that the closing of the merger will occur in the first half of 2014, subject to the receipt of regulatory approvals and other customary closing conditions. No assurances can be given as to when or if the merger will be completed.

Conversion of Shares; Exchange Procedures

The conversion of Washington Banking stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. Prior to the effective time of the merger, Heritage will appoint its transfer agent or an unrelated bank or trust company, as is reasonably acceptable to Washington Banking, to act as exchange agent for the exchange of Washington Banking securities for the merger consideration.

Letter of Transmittal

Within ten days after completion of the merger, the exchange agent will mail to each holder of record of shares of Washington Banking common stock immediately prior to the effective time of the merger: (1) a letter of transmittal and instructions on how to surrender such shares in exchange for the merger consideration the holder is entitled to receive under the merger agreement; and (2) instructions for surrendering each certificate in exchange for the merger consideration, any cash in lieu of a fractional share of Heritage common stock and any dividends or distributions to which such holder is entitled.

If a certificate for Washington Banking common stock has been lost, stolen or destroyed, the exchange agent will issue the merger consideration upon receipt of (1) an affidavit of that fact by the claimant and (2) if required by Heritage, the posting of a bond in an amount as Heritage may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such certificate.

After completion of the merger, there will be no further transfers on the stock transfer books of Washington Banking of shares of Washington Banking stock that were issued and outstanding immediately prior to the effective time of the merger.

Withholding

Heritage or the exchange agent will be entitled to deduct and withhold from any cash consideration payable under the merger agreement to any holder of Washington Banking common stock, from any cash payments made to holders of Washington Banking stock options and restricted stock unit awards, the amounts it is required to deduct and withhold under the Code or any provision of state, local or foreign tax law. If any such amounts are withheld and paid over to the appropriate governmental authority, these amounts will be treated for all purposes of the merger agreement as having been paid to the persons from whom they were withheld.

Dividends and Distributions

No dividends or other distributions declared with respect to Heritage common stock will be paid to the holder of any unsurrendered shares of Washington Banking common stock until the holder surrenders such shares in accordance with the merger agreement. After the surrender of a share in accordance with the merger agreement, the record holder of the share will be entitled to receive any such dividends or other distributions, with a record date after the effective time of the merger, without any interest, which had previously become payable with respect to the whole shares of Heritage common stock which the Washington Banking common stock have been converted into the right to receive under the merger agreement.

Representations and Warranties

The representations, warranties and covenants described below and included in the merger agreement were made only for purposes of the merger agreement and as of specific dates, are solely for the benefit of Heritage and Washington Banking, may be subject to limitations, qualifications or exceptions agreed upon by the parties, including those included in confidential disclosures made for the purposes of, among other things, allocating contractual risk between Heritage and Washington Banking rather than establishing matters as facts, and may be subject to standards of materiality that differ from those standards relevant to shareholders. You should not rely on the representations, warranties, covenants or any description thereof as characterizations of the actual state of facts or condition of Heritage, Washington Banking or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by Heritage or Washington Banking. The representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” on page 132.

The merger agreement contains customary representations and warranties of each of Heritage and Washington Banking relating to their respective businesses. The representations and warranties in the merger agreement do not survive the effective time of the merger.

The representations and warranties made by each of Washington Banking and Heritage in the merger agreement relate to a number of matters, including the following:

•	corporate matters, including due organization and qualification and subsidiaries;

•	capitalization;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger or bank merger;

•	required governmental and other regulatory filings and consents and approvals in connection with the merger and the bank merger;

•	reports to regulatory authorities;

•	financial statements, internal controls, books and records, and absence of undisclosed liabilities;

•	broker’s fees payable in connection with the merger;

•	the absence of certain changes or events;

•	legal proceedings;

•	tax matters;

•	employee benefit matters;

•	SEC reports;

•	compliance with applicable laws;

•	certain contracts;

•	absence of agreements with regulatory authorities;

•	derivative instruments and transactions;

•	environmental matters;

•	investment securities, commodities and bank owned life insurance;

•	real property;

•	intellectual property;

•	related party transactions;

•	inapplicability of takeover statutes;

•	absence of action or circumstance that would prevent the merger or the bank merger from qualifying as a reorganization under Section 368(a) of the Code;

•	receipt of an opinion from the investment advisor and the absence of any amendment or rescission thereof;

•	the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other documents;

•	loan matters;

•	insurance matters; and

•	payments under the FDIC shared-loss agreements.

Certain representations and warranties of Heritage and Washington Banking are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect,” when used in reference to either Heritage, Washington Banking or the combined company, means:

(1)	a material adverse effect on the business, properties, results of operations or financial condition of such party and its subsidiaries taken as a whole (provided that a material adverse effect will not be deemed to include the impact of (A) changes, after the date of the merger agreement, in GAAP or applicable regulatory accounting requirements, (B) changes, after the date of the merger agreement, in laws, rules or regulations of general applicability to companies in the industries in which such party and its subsidiaries operate, or interpretations thereof by courts or governmental entities, (C) changes, after the date of the merger agreement, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally, (D) public disclosure of the transactions contemplated by the merger agreement or actions or inactions expressly required by the merger agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated by the merger agreement, or (E) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections, but not, in either case, including the underlying causes thereof; except, with respect to subclauses (A), (B), or (C), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate); or

(2)	a material adverse effect on the ability of such party to timely consummate the transactions contemplated by the merger agreement.

Covenants and Agreements

Conduct of Businesses Prior to the Completion of the Merger

Each of Heritage and Washington Banking has agreed that, prior to the effective time of the merger (or earlier termination of the merger agreement), subject to specified exceptions, it will, and will cause each of its subsidiaries to, (a) conduct its business in the ordinary course in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (c) take no action that would reasonably be expected to adversely affect or materially delay the ability of either Heritage, Washington Banking or any of their respective subsidiaries to obtain any necessary approvals of any regulatory agency or governmental entity required for the transactions contemplated by the merger agreement or to perform its covenants and agreements under the merger agreement or to consummate the transactions contemplated by the merger agreement on a timely basis.

Additionally, prior to the effective time of the merger (or earlier termination of the merger agreement), subject to specified exceptions, Washington Banking and Heritage will not, and will not permit any of their respective subsidiaries to, without the prior written consent of the other party (which consent may not be unreasonably withheld), undertake the following actions:

•	other than in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of Washington Banking or any of its wholly owned subsidiaries to Washington Banking or any of its subsidiaries, on the one hand, or of Heritage or any of its wholly owned subsidiaries to Heritage or any of its subsidiaries, on the other hand), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

•	adjust, split, combine or reclassify any capital stock;

•	make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock, except for (A) regular quarterly cash dividends, including both the basic and variable portions under the Washington Banking two-tiered approach to determine the amount of quarterly dividends by Washington Banking at a rate not in excess of the greater of (1) 50% of the net income of Washington Banking for the most recent completed quarter or (2) $0.07 per share of Washington Banking common stock, (B) regular quarterly cash dividends by Heritage at a rate not in excess of the greater of (1) 50% of the net income of Heritage for the most recent completed quarter or (2) $0.08 per share of Heritage common stock, (C) dividends paid by any of the subsidiaries of each of Heritage and Washington Banking to Heritage or Washington Banking or any of their wholly owned subsidiaries , respectively, (D) regular distributions on Washington Banking’s trust preferred securities, or (E) the acceptance of shares of Washington Banking common stock or Heritage common stock, as the case may be, as payment for the exercise price of stock options or for withholding taxes incurred in connection with the exercise of stock options or the vesting or settlement of equity compensation awards, in each case in accordance with past practice and the terms of the applicable award agreements;

•	in the case of Washington Banking and its subsidiaries, other than up to 92,400 restricted stock units under the 2005 Washington Banking Stock Incentive Plan, grant any stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards, interests or compensation, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock and, in the case of Heritage and its subsidiaries, grant any stock option, stock appreciation right, performance share, restricted stock unit, restricted share or other equity based award, interests or compensation other than pursuant to and in accordance with Heritage stock plans and in the ordinary course of business consistent with past practice, or grant any individual, corporation or other entity any other right to acquire any shares of its capital stock;

•	issue, sell or otherwise permit to become outstanding any additional shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock ,except pursuant to the exercise of stock options or the settlement of equity compensation awards including, without limitation, restricted stock units, in accordance with their terms;

•	sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly-owned subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of the merger agreement;

•	except for transactions in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of the merger agreement, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a wholly-owned subsidiary of Washington Banking or Heritage, as applicable;

•

except for transactions in the ordinary course of business, terminate, materially amend, or waive any material provision of, any material contract, or make any change in any instrument or agreement governing the terms of any of its securities, material leases or contracts, other than normal renewals of contracts and leases without material adverse changes of terms or enter into any contract that would constitute a material contract, as the case may be, if it were in effect on the date of the merger agreement;

•	subject to certain exceptions, including as required under applicable law or the terms of any Washington Banking or Heritage benefit plans existing as of the date of the merger agreement (and except for annual renewal of insurance coverage relating to employee benefit or compensation plans, programs, policies or arrangements in the ordinary course of business), (i) enter into, adopt or terminate any employee benefit or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former employee, officer, director or consultant, (ii) amend (whether in writing or through the interpretation of) any employee benefit or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former employee, officer, director or consultant, (iii) materially increase the compensation or benefits payable to any current or former employee, officer, director or consultant (other than in connection with a promotion or change in responsibilities, or any annual salary, wage or benefit increases or an equitable increase to market wages in the ordinary course of business consistent with past practices as to timing and amount), (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation above levels in effect on the date of the merger agreement other than up to an aggregate of $1.5 million under Washington Banking’s annual discretionary bonus plan, (v) accelerate the vesting of any equity-based awards or other compensation, (vi) enter into any new, or amend any existing, employment, severance, change in control, retention, bonus guarantee, or similar agreement or arrangement, (vii) fund any rabbi trust or similar arrangement, (viii) terminate the employment or services of any officer or any employee whose target annual compensation is greater than $150,000, other than for cause, without providing notice thereof to the other party within 10 days of the date of termination or (ix) hire any officer, employee, independent contractor or consultant who has target annual compensation greater than $150,000 without providing notice thereof to the other party within 10 days of the hire date;

•	settle any material claim, suit, action or proceeding, except (i) in the ordinary course of business in an amount and for consideration not in excess of $250,000 and that would not impose any material restriction on the business of it or its subsidiaries or the combined company, or (ii) in connection with a loan restructuring or workout (excluding in connection with a loan that is a covered asset under an FDIC shared-loss agreement) not in excess of $500,000 in net loss not inclusive of federal income taxes;

•	take any action or knowingly fail to take any action where such action or failure to act would reasonably be expected to prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•	amend its articles of incorporation, its bylaws, or comparable governing documents of its subsidiaries;

•	materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise or the manner in which the portfolio is classified or reported or purchase any security rated below investment grade (other than in prior consultation with the other party);

•	take any action that is intended or expected to result in any of its representations and warranties in the merger agreement being or becoming untrue in any material respect, or in any of the conditions to the merger not being satisfied or in a violation of any provision of the merger agreement, except as may be required by applicable law;

•	implement or adopt any change in its accounting principles, practices or methods, other than as required by GAAP;

•	other than in prior consultation with the other party, enter into any new line of business or, other than in the ordinary course of business consistent with past practice , change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law, regulation or policies imposed by any governmental entity;

•	other than in the ordinary course of business consistent with past practice, make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service loans or (ii) its hedging practices and policies, in each case except as required by law or requested by a regulatory agency;

•	make any new loans to new borrowers in excess of $7.5 million, (except for (i) loan renewals and (ii) loans or commitments for loans that have been made prior to the date of the merger agreement) without providing notice to the other party within ten days following the closing of such loan;

•	make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of it or its subsidiaries; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the foregoing.

Regulatory Matters

Heritage and Washington Banking have agreed to promptly prepare and file all necessary documentation no later than forty-five days after the date of the merger agreement, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement. However, in no event will Heritage or Washington Banking be required to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the required permits, consents, approvals and authorizations of governmental entities that would reasonably be expected to have a material adverse effect on or impose a materially adverse, non-standard condition (a “materially burdensome regulatory condition”) on Heritage (as the surviving corporation of the merger) and its subsidiaries, taken as a whole, after giving effect to the merger. Heritage and Washington Banking have also agreed to furnish each other with all information reasonably necessary or advisable in connection with any statement, filing, notice or application to any governmental entity in connection with the merger, as well as to keep each other apprised of the status of matters related to the completion of the transactions contemplated by the merger agreement or any materially burdensome regulatory condition.

Employee Benefit Plan Matters

Following the effective time of the merger, Heritage shall maintain or cause to be maintained employee benefit plans and compensation opportunities for the benefit of employees (as a group) who are employees of Washington Banking and its subsidiaries on the merger closing date (referred to below as “covered employees”) which, in the aggregate, provide employee benefits and compensation programs that are substantially comparable to the employee benefits and compensation programs that are made available to similarly situated employees of Heritage or its subsidiaries, as applicable. Until such time as Heritage causes covered employees to participate in the benefit plans that are made available to similarly situated employees of Heritage or its subsidiaries, a covered employee’s continued participation in employee benefit plans of Washington Banking and its subsidiaries will be deemed to satisfy this provision of the merger agreement. In no event will any covered employee be eligible to participate in any closed or frozen plan of Heritage or its subsidiaries.

To the extent that a covered employee becomes eligible to participate in a Heritage benefit plan, Heritage shall cause the plan to recognize years of prior service from the date of the most recent hire of such covered employee with Washington Banking, its subsidiaries or their predecessors, for purposes of eligibility, participation, vesting and, except under any plan that determines benefits on an actuarial basis, for benefit accrual, but only to the extent such service was recognized immediately prior to the merger closing date under a comparable Washington Banking benefit plan in which such covered employee was eligible to participate immediately prior to the effective time of the merger. This recognition of service will not duplicate any benefits of a covered employee with respect to the same period of service.

With respect to any Heritage benefit plan that is a health, dental, vision or similar plan, Heritage or a subsidiary of Heritage shall use commercially reasonable best efforts to:

•	cause the waiver of all limitations as to pre-existing conditions and waiting periods with respect to participation and coverage requirements applicable to the covered employees, to the extent such pre-existing condition was or would have been covered under a Washington Banking benefit plan maintained for such covered employees immediately prior to the merger closing date;

•	recognize expenses incurred by a covered employee in the year that includes the closing date (or, if later, the year in which the covered employee is first eligible to participate) for purposes of any applicable deductible and annual out-of-pocket expense requirements; and

•	credit each covered employee for the purpose of determining eligibility under Heritage’s vacation or paid time off benefits plan, with service accrued with Washington Banking from the most recent hire date with Washington Banking, its subsidiaries or their predecessors, taking into consideration any vacation or paid time off used by such covered employee prior to the merger closing date.

Washington Banking has agreed to take, and cause its subsidiaries to take, all actions reasonably requested by Heritage that may be necessary or appropriate to (i) cause the continuation on and after the effective time of the merger, of any contract, arrangement or insurance policy relating to any Washington Banking benefit plan for such period as may be requested by Heritage, (ii) facilitate the merger of any Washington Banking benefit plan into any employee benefit plan maintained by Heritage or a Heritage subsidiary, and/or (iii) terminate any Washington Banking benefit plan (to the extent permitted by the terms thereof and Section 409A of the Code) immediately prior to the effective time of the merger.

Heritage has agreed that it or one of its subsidiaries will honor the obligations of Washington Banking and/or Whidbey Island Bank for certain employees identified by Washington Banking under existing employment, change in control or severance agreements and benefits under the Washington Banking benefit plans that do not enter into similar agreements with Heritage or Heritage Bank following the effective time of the merger. Concurrent with the execution of the merger agreement and to become effective at the effective time of the merger, Heritage entered into a consulting agreement with John L. Wagner, President and Chief Executive Officer of Washington Banking, pursuant to which Mr. Wagner will serve as a special advisor to Heritage following the merger; Heritage Bank entered into employment agreements with Bryan McDonald, President and Chief Executive Officer of Whidbey Island Bank, who will serve as Executive Vice President and Chief Lending Officer of Heritage Bank, and Edward Eng, Executive Vice President and Chief Administrative Officer of Whidbey Island Bank, who will serve as Executive Vice President and Chief Administrative Officer of Heritage Bank. These employment agreements will replace and supersede any existing agreement with Washington Banking and Whidbey Island Bank. For additional information, see “The Merger—Interests of Washington Banking’s Directors and Executive Officers in the Merger” on page 79.

Director and Officer Indemnification and Insurance

The merger agreement provides that for a period of six years from and after the effective time of the merger, Heritage will indemnify and hold harmless all present and former directors, officers and employees of Washington Banking and its subsidiaries against all costs and liabilities arising out of the fact that such person is or was a director, officer or employee of Washington Banking or its subsidiaries and pertaining to matters existing or occurring at or prior to the effective time of the merger, to the same extent as such persons are indemnified as of the date of the merger agreement by Washington Banking pursuant to its articles of incorporation or bylaws or the governing or organizational documents of any subsidiary of Washington Banking and will also provide indemnification under certain identified indemnification agreements in existence as of the date of the merger agreement or which provide for indemnification in an amount up to $25,000, and will also advance expenses to such persons to the same extent as they are entitled to advancement of expenses by Washington Banking or its subsidiaries as of the date of the merger agreement, provided that such person provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

The merger agreement requires Heritage to maintain for a period of six years after completion of the merger Washington Banking’s existing directors’ and officers’ liability insurance policy, or policies with a substantially comparable insurer of at least the same coverage and amounts and containing terms and conditions that are no less advantageous to the insured, with respect to claims arising from facts or events that occurred at or prior to the effective time of the merger. However, Heritage is not required to spend annually more than 150% of the current annual premium paid as of the date of the merger agreement by Washington Banking for such insurance (which we refer to as the “premium cap”), and if such premiums for such insurance would at any time exceed the premium cap, then Heritage must maintain policies of insurance which, in its good faith determination, provide the maximum coverage available at an annual premium equal to the premium cap. Alternatively, Heritage, or Washington Banking at the request of Heritage, may obtain at or prior to the effective time of the merger a six-year “tail” policy under Washington Banking’s existing directors and officers insurance policy providing single limit (not annual) coverage equivalent to the aggregate coverage described in the preceding sentence if such a policy can be obtained for an amount that does not exceed in the aggregate 400% of the current annual premium paid as of the date of the merger agreement by Washington Banking for such insurance.

Trust Preferred Securities

The merger agreement provides that upon completion of the merger, Heritage will assume the performance and observance of the covenants to be performed by Washington Banking under an indenture relating to $25 million in trust preferred securities issued in 2007 and the due and punctual payment of the principal of and premium and interest on such trust preferred securities. In connection with such assumption, Heritage has agreed to enter into any supplemental indentures or other documents as necessary to make such assumption effective.

Dividends

The merger agreement provides that Heritage and Washington Banking shall coordinate with each other regarding the declaration of any common stock dividends and the record dates and payment dates relating thereto, to ensure that holders of Washington Banking common stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of Washington Banking common stock and any shares of Heritage common stock received in the merger. Starting with the first quarter of 2014, the Board of Directors of Washington Banking shall cause its regular quarterly dividend record date and payment date for Washington Banking common stock to be similar to the regular quarterly dividend record date and payment date for Heritage common stock (i.e., Washington Banking shall move its dividend record and payment dates for the first quarter of 2014 to approximately February 10 and February 20, respectively) and Heritage shall continue to pay dividends on Heritage common stock on substantially the same record and payment dates schedule as has been utilized in the past.

Shareholder Meetings and Recommendation of Heritage’s and Washington Banking’s Boards of Directors

Each of Heritage and Washington Banking has agreed to hold a meeting of its shareholders for the purpose of voting upon the Heritage merger proposal and the Washington Banking merger and compensation proposals as soon as reasonably practicable. The board of directors of each of Heritage and Washington Banking has agreed to use its reasonable best efforts to obtain from its shareholders the vote required to approve the Heritage merger proposal and the Washington Banking merger proposal, including by communicating to its shareholders its recommendation (and including such recommendation in this joint proxy statement/prospectus) that they adopt and approve the merger agreement and the transactions contemplated thereby. However, if the board of directors of Washington Banking or Heritage, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would be inconsistent with its fiduciary duties under applicable law to continue to recommend the merger agreement, then it may submit the merger agreement to its shareholders without recommendation and may communicate the basis for its lack of a recommendation to its shareholders, provided that (1) it gives the other party at least three business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an acquisition proposal, the latest material terms and conditions and the identity of the third-party in any such acquisition proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (2) at the end of such notice period, the board of directors takes into account any amendment or modification to the merger agreement proposed by the other party and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would nevertheless be inconsistent with its fiduciary duties under applicable law to continue to recommend the merger agreement. Any material amendment to any acquisition proposal will require a new notice period.

Notwithstanding any change in recommendation by the board of directors of Heritage or Washington Banking, unless the merger agreement has been terminated in accordance with its terms, each party is required to convene a meeting of its shareholders and to submit the merger agreement to a vote of such shareholders. Heritage and Washington Banking will adjourn or postpone such meeting if there are insufficient shares of Heritage common stock or Washington Banking common stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting.

Agreement Not to Solicit Other Offers

Each of Heritage and Washington Banking has agreed that it will not, and will cause its subsidiaries and its and their officers, directors, agents, advisors and representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to, (ii) engage or participate in any negotiations with any person concerning, or (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to, any acquisition proposal. For purposes of the merger agreement, an “acquisition proposal” means, other than the transactions contemplated by the merger agreement, any offer, proposal or inquiry relating to, or any third-party indication of interest in, (i) any acquisition or purchase, direct or indirect, of more than the 25% of the consolidated assets of a party and its subsidiaries or 25% or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute more than the 25% or more of the consolidated assets of the party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third-party beneficially owning 25% or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of the party, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of the party.

However, in the event either Heritage or Washington Banking receives an unsolicited bona fide written acquisition proposal, it may, and may permit its subsidiaries and its and its subsidiaries’ officers, directors, agents, advisors and representatives to, furnish or cause to be furnished nonpublic information or data and participate in negotiations or discussions to the extent that its board of directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be inconsistent with its fiduciary duties under applicable law, provided that, prior to providing any such nonpublic information, such party enters into a confidentiality agreement with such third-party on terms no less favorable to it than the confidentiality agreement between Heritage and Washington Banking, and which confidentiality agreement does not provide such person with any exclusive right to negotiate with such party.

Each party has agreed to (1) promptly (and within seventy-two hours) advise the other party following receipt of any acquisition proposal or any inquiry which could reasonably be expected to lead to an acquisition proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or acquisition proposal), and to keep the other party apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or acquisition proposal, and (2) use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its subsidiaries is a party.

Conditions to Complete the Merger

Heritage’s and Washington Banking’s respective obligations to complete the merger are subject to the satisfaction or, to the extent legally permitted, waiver of the following conditions:

•	the approval of the Heritage merger proposal by Heritage’s shareholders and the approval of the Washington Banking merger proposal by Washington Banking’s shareholders;

•	the authorization for listing on NASDAQ, subject to official notice of issuance, of the shares of Heritage common stock to be issued in the merger;

•	the receipt of necessary regulatory approvals, including from the Federal Reserve Board, the FDIC and the DFI and other approvals necessary to consummate the transactions contemplated by the merger agreement, or those the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the combined company, and the expiration of all statutory waiting periods in respect thereof, without the imposition of any condition or restriction that would reasonably be expected to have a material adverse effect on, or impose a materially adverse non-standard condition on, Heritage (as the surviving corporation of the merger) and its subsidiaries, taken as a whole, after giving effect to the merger;

•	the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, and the absence of any stop order (or proceedings for that purpose initiated or threatened and not withdrawn);

•	the absence of any order, injunction, or decree by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the completion of the merger or the other transactions contemplated by the merger agreement, and the absence of any statute, rule, regulation, order, injunction or decree that prohibits or makes illegal consummation of the merger;

•	the accuracy of the representations and warranties of the other party contained in the merger agreement subject to the closing standards for accuracy and the receipt by each party of an officers’ certificate from the other party to that effect;

•	the performance by the other party in all material respects of all obligations required to be performed by it under the merger agreement and the receipt by each party of an officers’ certificate from the other party to that effect;

•	receipt by each party of an opinion of its legal counsel to the effect that on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

•	as an additional condition to Heritage’s obligation to complete the merger, the shares of Washington Banking common stock whose holders have perfected dissenters’ rights under Washington law represent less than ten percent of the total number of outstanding shares of Washington Banking common stock;

•	as an additional condition to Heritage’s obligation to complete the merger, receipt by Washington Banking of all designated third party consents in form and substance reasonably satisfactory to Heritage;

•	receipt by each of Heritage and Washington Banking of a written consent from the FDIC ensuring no adverse change or loss of a material amount of loss coverage from the FDIC under the other party’s shared-loss agreements with the FDIC will occur as a result of the merger; and

•	as an additional condition to Washington Banking’s obligation to complete the merger, Heritage’s adoption of amendments to its bylaws provided in the merger agreement.

Neither Heritage nor Washington Banking can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party.

Termination of the Merger Agreement

The merger agreement can be terminated at any time prior to completion of the merger in the following circumstances:

•	by mutual written consent of Heritage and Washington Banking;

•	by either Heritage or Washington Banking if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger or the bank merger and such denial has become final and non-appealable or any governmental entity of competent jurisdiction has issued a final non-appealable order permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by the merger agreement, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement;

•	by either Heritage or Washington Banking if the merger has not been completed on or before May 31, 2014 (which we refer to as the “termination date”), unless the failure of the merger to be completed by that date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement;

•	by either Heritage or Washington Banking (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement) if there is a breach of any of the covenants or agreements or any of the representations or warranties set forth in the merger agreement on the part of the other party which either individually or in the aggregate would constitute, if occurring or continuing on the date the merger is completed, the failure of a closing condition of the terminating party and which is not cured within 30 days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);

•	by either Heritage or Washington Banking if (1) the board of directors of the other party fails to recommend in this joint proxy statement/prospectus that the shareholders of such party approve the merger agreement, or withdraws, modifies or qualifies such recommendation in an adverse manner, or resolves to do so, or fails to reaffirm such recommendation within five days after being requested in writing to do so, or fails to recommend against the acceptance of a tender offer or an exchange offer for its common stock that has been publicly disclosed within ten business days after the commencement of such tender or exchange offer; (2) the board of directors of the other party (A) recommends or endorses an acquisition proposal, or (B) fails to issue a press release announcing its opposition to a publicly announced acquisition proposal within ten business days after an acquisition proposal is publically announced; or (3) the other party materially breaches certain obligations, including with respect to the non-solicitation of acquisition proposals or calling and holding a meeting of its shareholders; or

•	by either Heritage or Washington Banking if the shareholder meeting of a party has been held (including any postponement or adjournment thereof) and the required vote to approve the merger proposal has not been obtained; provided that the party seeking to terminate the merger agreement has complied in all material respects with its obligations under the merger agreement, including with respect to the non-solicitation of acquisition proposals or calling and holding a meeting of its shareholders.

Effect of Termination

If the merger agreement is terminated, it will become void and have no effect, except that (1) both Heritage and Washington Banking will remain liable for any liabilities or damages arising out of its willful and material breach of any provision of the merger agreement and (2) designated provisions of the merger agreement will survive the termination, including those relating to payment of fees and expenses and the treatment of confidential information.

Termination Fee

In the event that a bona fide acquisition proposal with respect to a party shall have been made or known to its senior management or has been made directly to its shareholders generally or any person shall have publicly announced (and not withdrawn) an acquisition proposal, then such party shall pay the other party a termination fee of $7.9 million if the merger agreement is terminated under the following circumstances:

•	due to the breach by such party of certain specified obligations under the merger agreement, in which case the termination fee is payable by such party upon termination of the merger agreement;

•	due to such party’s board of directors recommending or endorsing an acquisition proposal, in which case 75% of the termination fee is payable upon termination of the merger agreement, and the remaining 25% is payable upon such party entering into a definitive agreement or consummating a transaction involving an acquisition proposal within twelve months after the merger agreement is terminated; or

•	due to the willful breach by such party of the merger agreement, such party’s shareholders fail to approve the merger agreement, or the board of directors of such party fails to recommend or reaffirm approval of the merger agreement by such party’s shareholders, or withdraws or adversely changes such favorable recommendation, or fails to publicly announce its opposition to an acquisition proposal, then in any such event, such party shall pay the termination fee if it enters into a definitive agreement or consummates a transaction involving an acquisition proposal within twelve months after the merger agreement is terminated.

In the event of a willful and material breach of the merger agreement by a party that would entitle the other party to the termination fee, such other party is not required to accept the termination fee from the breaching party and may pursue alternate relief against the breaching party.

Expenses and Fees

All costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expense, except that the costs and expenses of printing and mailing this joint proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the merger will be borne equally by Heritage and Washington Banking.

Amendment, Waiver and Extension of the Merger Agreement

Subject to compliance with applicable law, the merger agreement may be amended by the parties at any time before or after approval of the merger agreement by the shareholders of Heritage and Washington Banking, except that after approval of the merger agreement by the respective shareholders of Heritage or Washington Banking, there may not be, without further approval of such shareholders, any amendment of the merger agreement that requires further approval of such shareholders under applicable law.

At any time prior to the effective time of the merger, the parties may, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other party, waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement, and waive compliance with any of the agreements or satisfaction of any conditions contained in the merger agreement, except that after approval or adoption of the merger agreement by the respective shareholders of Heritage or Washington Banking, there may not be, without further approval of such shareholders, any extension or waiver of the merger agreement or any portion of the merger agreement that requires further approval under applicable law.

Voting and Support Agreements

As an inducement to each of Heritage and Washington Banking to enter into the merger agreement, the directors and executive officers of Heritage each entered into a voting and support agreement with Washington Banking with respect to the shares of Heritage common stock they own, and the directors and executive officers of Washington Banking each entered into a voting and support agreement with Heritage with respect to the shares of Washington Banking common stock they own. We urge you to read the form of voting and support agreement, a copy of which is attached as Exhibit A to the merger agreement, which is attached as Appendix A to this joint proxy statement/prospectus.

Pursuant to the voting and support agreements, each director and executive officer of Heritage, in his or her capacity as a shareholder of Heritage, and each director and executive officer of Washington Banking, in his or her capacity as a shareholder of Washington Banking, has agreed:

•	to vote, or cause to be voted, in favor of approval of the Heritage merger proposal or the Washington Banking merger proposal, as applicable, and any other matter required to be approved by shareholders to facilitate the transactions contemplated by the merger agreement, all shares of Heritage common stock or Washington Banking common stock, as applicable, over which he or she, or a member of his or her immediate family (meaning any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and including adoptive relationships) has, directly or indirectly, sole or shared voting power as of the voting record date for the Heritage special meeting or Washington Banking special meeting, as applicable, using reasonable efforts to cause shares beneficially held by immediate family members to be so voted; and

•	not to sell, transfer or otherwise dispose of shares of Heritage common stock or Washington Banking common stock, as applicable, he or she beneficially held as of the date of the voting and support agreement until after shareholder approval of the Heritage merger proposal or Washington Banking merger proposal, as applicable, excluding (i) dispositions of shares in connection with the exercise of stock options and warrants in order to pay the exercise price or to satisfy tax withholding obligations in connection with the exercise of stock options or the vesting of equity awards, and (ii) transfers to a lineal descendant or his or her spouse, or to a trust or other entity for the benefit of one or more of the foregoing persons, provided that the transferee agrees in writing to be bound by the terms of the voting and support agreement.

The obligations under each voting and support agreement will terminate concurrently with any termination of the merger agreement.

UNAUDITED PRO FORMA COMBINED CONDENSED

CONSOLIDATED FINANCIAL INFORMATION

The following is the unaudited pro forma combined condensed consolidated financial information for Heritage and Washington Banking, giving effect to the merger. The unaudited pro forma combined condensed consolidated statement of financial condition as of September 30, 2013 gives effect to the merger as if it occurred on that date. The unaudited pro forma combined condensed consolidated statements of income for the nine months ended September 30, 2013 and the year ended December 31, 2012 give effect to the merger as if it occurred on January 1, 2012.

The unaudited pro forma combined condensed consolidated financial information has been prepared using the acquisition method of accounting for business combinations under GAAP. Heritage is the acquirer for accounting purposes.

A final determination of the fair values of Washington Banking’s assets and liabilities, which cannot be made prior to the completion of the merger, will be based on the actual net tangible and intangible assets of Washington Banking that exist as of the date of completion of the transaction. Consequently, fair value adjustments and amounts preliminarily allocated to goodwill and identifiable intangibles could change significantly from those allocations used in the unaudited pro forma combined condensed consolidated financial information presented herein and could result in a material change in amortization of acquired intangible assets. In addition, the value of the final purchase price of the merger will be based on the closing price of Heritage common stock on the closing date of the merger. For purposes of the accompanying pro forma financial information, the closing price of Heritage common stock as of December 20, 2013, the date of the filing of this joint proxy statement/prospectus with the SEC, was used for purposes of presenting the pro forma combined condensed consolidated statement of financial condition as of September 30, 2013.

In connection with the plan to integrate the operations of Heritage and Washington Banking following the completion of the merger, Heritage anticipates that nonrecurring charges, such as costs associated with systems implementation, severance and other costs related to exit or disposal activities, will be incurred. Heritage is not able to determine the timing, nature and amount of these charges as of the date of this document. However, these charges will affect the results of operations of Heritage and Washington Banking, as well as those of the combined company following the completion of the merger, in the period in which they are recorded. The unaudited pro forma combined condensed consolidated statements of income do not include the effects of the non-recurring costs associated with any restructuring or integration activities resulting from the merger, as they are nonrecurring in nature and not factually supportable at this time. Additionally, the unaudited pro forma adjustments do not give effect to any nonrecurring or unusual restructuring charges that may be incurred as a result of the integration of the two companies or any anticipated disposition of assets that may result from such integration.

The actual amounts recorded as of the completion of the merger may differ materially from the information presented in the unaudited pro forma combined condensed consolidated financial information as a result of:

•	changes in the trading price for Heritage’s common stock;

•	capital used or generated in Washington Banking’s operations between the signing of the merger agreement and completion of the merger;

•	changes in the fair values of Washington Banking’s assets and liabilities;

•	other changes in Washington Banking’s net assets that occur prior to the completion of the merger, which could cause material changes in the information presented below; and

•	the actual financial results of the combined company.

The unaudited pro forma combined condensed consolidated financial information is provided for informational purposes only. The unaudited pro forma combined condensed consolidated financial information is not necessarily, and should not be assumed to be, an indication of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. The preparation of the unaudited pro forma combined condensed consolidated financial information and related adjustments required management to make certain assumptions and estimates. The unaudited pro forma combined condensed consolidated financial information is based on, and should be read together with, the historical consolidated financial statements and related notes of Heritage incorporated into this document by reference from its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 and its Annual Report on Form 10-K for the year ended December 31, 2012, and of Washington Banking incorporated into this document by reference from its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 and its Annual Report on Form 10-K for the year ended December 31, 2012.

HERITAGE FINANCIAL CORPORATION AND WASHINGTON BANKING COMPANY

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

As of September 30, 2013

(In thousands)

	Heritage	Washington Banking	Pro Forma Adjustments	Notes	Pro Forma
ASSETS
Cash and cash equivalents	$135,123	$111,505	$(42,714)	A	$203,914
Investment securities available for sale	167,226	400,276	—		567,502
Investment securities held to maturity	35,113	—	—		35,113
Loans, excluding covered loans, net of unearned income	1,167,381	872,636	(29,520)	B	2,010,497
Less: Allowance for loan losses	(22,783)	(16,942)	16,942	C	(22,783)

Loans, excluding covered loans, net	1,144,598	855,694	(12,578)		1,987,714
Covered loans	69,456	171,416	(28,915)	B	211,957
Less: Allowance for loan losses	(5,972)	(15,026)	15,026	C	(5,972)

Covered loans, net	63,484	156,390	(13,889)		205,985

Total loans receivable, net	1,208,082	1,012,084	(26,467)		2,193,699
FDIC indemnification asset	4,413	25,439	14,181	D	44,033
Other real estate owned	4,129	8,856	—		12,985
Other intangible assets, net	1,772	1,208	13,069	E	16,049
Goodwill	29,365	4,490	90,181	F	124,036
Other assets	89,194	84,296	(5,004)	G	168,486

Total assets	$1,674,417	$1,648,154	$43,246		$3,365,817

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Deposits	$1,425,985	$1,429,279	$—		$2,855,264
Securities sold under agreement to repurchase	22,655	—	—		22,655
Junior subordinated debentures	—	25,774	(8,196)	H	17,578
Accrued expenses and other liabilities	9,182	11,303	(822)	I	19,663

Total liabilities	1,457,822	1,466,356	(9,018)		2,915,160

STOCKHOLDERS’ EQUITY
Common stock	138,426	86,447	147,615	J	372,488
Retained earnings	78,851	98,182	(98,182)	K	78,851
Accumulated other comprehensive (loss) income, net	(682)	(2,831)	2,831	L	(682)

Total stockholders’ equity	216,595	181,798	52,264		450,657

Total liabilities and stockholders’ equity	$1,674,417	$1,648,154	$43,246		$3,365,817

See accompanying Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Information

HERITAGE FINANCIAL CORPORATION AND WASHINGTON BANKING COMPANY

UNAUDITED PROFORMA COMBINED CONDENSED CONSOLIDATED

STATEMENT OF INCOME

For the Nine Months Ended September 30, 2013

(In thousands, except per share data)

	Heritage	Washington Banking	Pro Forma Adjustments	Notes	Pro Forma
Interest income:
Interest and fees on loans	$50,252	$51,416	$695	M	$102,363
Taxable interest on investment securities	1,296	4,090	—		5,386
Nontaxable interest on investment securities	1,108	1,157	—		2,265
Other	220	142	—		362

Total interest income	52,876	56,805	695		110,376
Interest expense:
Deposits	2,786	3,760	—		6,546
Junior subordinated debenture	—	359	85	N	444
Other borrowings	32	—	—		32

Total interest expense	2,818	4,119	85		7,022

Net interest income	50,058	52,686	610		103,354
Provision for loan losses on loans, excluding covered loans	1,584	1,825	—		3,409
Provision for loan losses on covered loans	1,660	12,414	—		14,074

Net interest income after provision for loan losses	46,814	38,447	610		85,871
Noninterest income:
Service charges and other fees	4,395	5,428	—		9,823
Income from sale of mortgage loans	—	2,798	—		2,798
Change in FDIC indemnification asset	(336)	6,298	276	O	6,238
Other income	3,163	4,449	—		7,612

Total noninterest income	7,222	18,973	276		26,471
Noninterest expense:
Compensation and employee benefits	23,220	22,481	—		45,701
Occupancy and equipment	6,105	5,843	(133)	P	11,815
Data processing	2,809	1,558	—		4,367
Professional services	2,532	637	(439)	Q	2,730
Other real estate owned, net	(260)	1,918	—		1,658
Other expense	6,604	7,221	1,271	R	15,096

Total noninterest expense	41,010	39,658	699		81,367

Income before income taxes	13,026	17,762	187		30,975
Income tax expense (benefit)	4,161	5,768	65	S	9,994

Net income	$8,865	$11,994	$122		$20,981

Earnings per Common Share:
Basic	$0.57	$0.77		T	$0.71
Diluted	0.57	0.77		T	0.71
Average Common Shares Outstanding:
Basic	15,297	15,491	(1,492)	U	29,296
Diluted	15,309	15,538	(1,539)	U	29,308

See accompanying Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Information

HERITAGE FINANCIAL CORPORATION AND WASHINGTON BANKING COMPANY

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED

STATEMENT OF INCOME

For the Year Ended December 31, 2012

(In thousands, except per share data)

	Heritage	Washington Banking	Pro Forma Adjustments	Notes	Pro Forma
Interest income:
Interest and fees on loans	$65,588	$82,948	$1,159	M	$149,695
Taxable interest on investment securities	2,195	5,333	—		7,528
Nontaxable interest on investment securities	1,097	1,178	—		2,275
Other	229	251	—		480

Total interest income	69,109	89,710	1,159		159,978
Interest expense:
Deposits	4,469	6,581	—		11,050
Junior subordinated debenture	—	532	88	N	620
Other borrowings	65	—	—		65

Total interest expense	4,534	7,113	88		11,735

Net interest income	64,575	82,597	1,071		148,243
Provision for loan losses on loans, excluding covered loans	1,570	7,100	—		8,670
Provision for loan losses on covered loans	446	2,644	—		3,090

Net interest income after provision for loan losses	62,559	72,853	1,071		136,483
Noninterest income:
Service charges and other fees	5,516	7,231	—		12,747
Income from sale of mortgage loans	—	3,848	—		3,848
Change in FDIC indemnification asset	(1,033)	(9,126)	368	O	(9,791)
Other income	2,789	5,303	—		8,092

Total noninterest income	7,272	7,256	368		14,896
Noninterest expense:
Compensation and employee benefits	29,020	30,248	—		59,268
Occupancy and equipment	7,365	7,418	(177)	P	14,606
Data processing	2,555	2,022	—		4,577
Professional services	2,543	904	—	Q	3,447
Other real estate owned, net	316	2,791	—		3,107
Other expense	8,593	12,026	1,943	R	22,562

Total noninterest expense	50,392	55,409	1,766		107,567

Income before income taxes	19,439	24,700	(327)		43,812
Income tax expense (benefit)	6,178	7,856	(114)	S	13,920

Net income	$13,261	$16,844	$(213)		$29,892

Earnings per Common Share:
Basic	$0.87	$1.09		T	$1.02
Diluted	0.87	1.09		T	1.02
Average Common Shares Outstanding:
Basic	15,080	15,422	(1,423)	U	29,079
Diluted	15,095	15,455	(1,456)	U	29,094

See accompanying Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Information

Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Information

Note 1—Basis of Presentation

The unaudited pro forma combined condensed consolidated financial information has been prepared under the acquisition method of accounting for business combinations. The unaudited pro forma combined condensed consolidated statements of income for the year ended December 31, 2012 and nine months ended September 30, 2013, are presented as if the acquisition occurred on January 1, 2012. The unaudited pro forma combined condensed consolidated statement of financial condition as of September 30, 2013 is presented as if the acquisition occurred as of that date. This information is not intended to reflect the actual results that would have been achieved had the acquisition actually occurred on those dates. The pro forma adjustments are preliminary, based on estimates, and are subject to change as more information becomes available and after final analyses of the fair values of both tangible and intangible assets acquired and liabilities assumed are completed. Accordingly, the final fair value adjustments may be materially different from those presented in this document.

Under the acquisition method of accounting, the assets and liabilities and any identifiable intangible assets of Washington Banking will be recorded at the respective fair values on the merger date. The fair values on the merger date are to represent management’s best estimates based on available information and facts and circumstances in existence on the merger date. The pro forma allocation of purchase price reflected in the unaudited pro forma combined condensed consolidated financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the merger is completed. Adjustments may include, but not be limited to, changes in (i) Washington Banking’s balance sheet through the effective time of the merger; (ii) the aggregate value of merger consideration paid if the price of Heritage’s stock varies from the assumed $16.72 per share; (iii) total merger related expenses if consummation and/or implementation costs vary from currently estimated amounts; and (iv) the underlying values of assets and liabilities if market conditions differ from current assumptions.

Certain historical data of Washington Banking has been reclassified on a pro forma basis to conform to Heritage’s classifications.

The Heritage historical presentation of loans receivable included categories for originated loans receivable, purchased covered loans receivable and purchased non-covered loans receivable. For purposes of this pro forma information and for future presentations, Heritage has consolidated its purchased non-covered loans with its originated loans, and will present the combined balance as “loans, excluding covered loans” on the pro forma statement of financial condition. The related allowance for loan losses and provision for loan losses on purchased non-covered loans will be consolidated with the respective allowance for loan losses and provision for loan losses for loans, excluding covered loans. The purchased covered loans will be hereto presented as “covered loans.” The allowance for loan losses and provision for loan losses for covered loans will be separately presented. The change in presentation will allow for consistency with the Washington Banking disclosures as well as more meaningful categories for the users of the financial information.

The accounting policies of both Heritage and Washington Banking are in the process of being reviewed in detail. Upon completion of such review, conforming adjustments or financial statement reclassifications may be determined.

Note 2—Purchase Price

Each share of Washington Banking common stock will be converted into the right to receive, promptly following completion of the merger, (1) 0.89000 shares of Heritage common stock and (2) $2.75 in cash, representing an aggregate consideration mix of approximately 83.7% Heritage stock and 16.3% cash, excluding stock options and restricted stock unit awards. All “in-the-money” Washington Banking stock options outstanding immediately prior to the merger will be converted into options to receive Heritage common stock as provided in the merger agreement, and all then-outstanding unvested restricted stock unit awards of Washington

Banking fully vest upon the effective time of the merger and will be converted to restricted stock unit awards of Heritage as provided in the merger agreement. Heritage will not issue any fractional shares of stock in the merger as the value of calculated fractional shares will be paid in cash.

For purposes of the pro forma combined condensed consolidated financial information presentation, Heritage has made the assumption that all stock options and restricted stock award units will be immediately exercised at the merger date for approximately 175,121 shares. In total, Heritage will issue approximately 13,998,912 shares of common stock in the merger, resulting in approximately 30,209,784 shares of common stock outstanding after the merger, and pay aggregate cash consideration in the merger of approximately $42.7 million. The consideration value exchanged for the Washington Banking stock options and restricted stock unit awards approximates $2.9 million based on the $16.72 Heritage common stock share price at December 20, 2013. The December 20, 2013 filing date of this joint proxy statement/prospectus with the SEC was chosen in accordance with FASB ACS No. 805, Business Combinations, as the most recent stock price at the time of filing for a transaction that has yet to be consummated. The total consideration transferred approximates $276.8 million.

Any changes in the price of Heritage common stock would change the purchase price and goodwill. The following table presents the sensitivity of purchase price and resulting goodwill to changes in the price of Heritage’s common stock of $16.72, the closing price of Heritage common stock on December 20, 2013.

Price Sensitivity	Heritage Common Stock Share Price	Total Consideration (dollars in thousands)	Estimated Goodwill (dollars in thousands)
Up 30%	$21.74	$347,152	$165,047
Up 20%	20.06	323,693	141,589
Up 10%	18.39	300,235	118,130
Baseline presented in pro forma	16.72	276,776	94,671
Down 10%	15.05	253,317	71,212
Down 20%	13.38	229,858	47,753
Down 30%	11.70	206,399	24,294

Note 3—Allocation of Purchase Price of Washington Banking

At the merger effective time, Washington Banking’s assets and liabilities are required to be adjusted to their estimated fair values. The assumptions used to determine the relevant fair value adjustments are discussed in detail below in Note 4 – Pro Forma Combined Condensed Consolidated Financial Information Adjustments. The purchase price is then allocated to the identifiable assets and liabilities based on the fair value. The excess of the purchase price over the fair value of the net assets acquired is allocated to goodwill.

The pro forma purchase price was preliminarily allocated to the assets acquired and liabilities assumed based on their estimated fair values as summarized in the following table:

	At September 30, 2013
	(In thousands)
Pro forma purchase price of Washington Banking
Fair value of Heritage common stock at $16.72 per share for 13,823,791 shares		$231,134
Cash to be paid		42,714
Consideration value for stock options and restricted stock unit awards at $16.72 per share for 175,121 shares		2,928

Total pro forma purchase price		$276,776
Fair value of assets acquired:
Cash	$111,505
Investment securities available for sale	400,276
Loans, excluding covered	843,116
Covered loans	142,501
FDIC indemnification asset	39,620
Other real estate owned	8,856
Intangible assets	14,277
Other assets	79,292

Total assets and identifiable intangible assets acquired	$1,639,443
Fair value of liabilities assumed:
Deposits	$1,429,279
Junior subordinated debentures	17,578
Accrued expenses and other liabilities	10,481

Total liabilities assumed	$1,457,338

Fair value of net assets and identifiable intangible assets acquired		$182,105

Excess of consideration to be paid over the net assets and identifiable intangible assets acquired		$94,671

Note 4—Pro Forma Combined Condensed Consolidated Financial Information Adjustments

The following pro forma adjustments have been included in the unaudited pro forma combined condensed consolidated financial information. Estimated fair value adjustments are based upon available information, and certain assumptions considered reasonable, and may be revised as additional information becomes available. The following are the pro forma adjustments made to record the transaction and to adjust Washington Banking’s assets and liabilities to their estimated fair values at September 30, 2013.

Statement of Financial Condition As of September 30, 2013
(In thousands)
A. Adjustments to Cash and cash equivalents	$(42,714)
To reflect cash used to purchase Washington Banking (15,532,349 Washington Banking common shares outstanding at September 30, 2013 at $2.75 cash consideration per share).

(Table continued on following page)

Statement of Financial Condition As of September 30, 2013
B. Adjustments to Loans receivable, excluding allowance for loan losses		$(58,435)

To reflect the discount on loans at merger date. Heritage performed a fair value assessment of the noncovered and covered portfolios using a third party. Based on the due diligence, a total discount of approximately 3.4% was calculated on the noncovered loans and a total discount of approximately 16.9% was calculated on the covered loans. (The discount on the covered loans was calculated using the carrying balance of the loans.)

Loans, excluding covered loans	$(29,520)
Covered loans	$(28,915)
C. Adjustments to Allowance for loan losses		$31,968
To remove the Washington Banking allowance for loan losses at period end date as the credit risk is accounted for in the fair value adjustment for the loans receivable in Adjustment B above.
Loans, excluding covered loans	$16,942
Covered loans	$15,026
D. Adjustment to FDIC indemnification asset		$14,181
To reflect the fair value of the asset. Analysis of fair value was performed in conjunction with the fair value estimation of covered loans in Adjustment B above.
E. Adjustments to Intangible asset, net		$13,069

To record the estimated fair value of the core deposit intangible asset (“CDI”) identified in the merger as calculated by a third party and to eliminate the Washington Banking core deposit intangible created in its prior acquisitions.

Core deposit intangible identified in merger	$14,277
Elimination of Washington Banking prior CDI	$(1,208)
F. Adjustment to Goodwill		$90,181
To record the difference between the consideration transferred and the estimated fair value of net assets acquired and net liabilities assumed in the merger. See Note 3 – Allocation of Purchase Price of Washington Bank, above.	$94,671
Elimination of Washington Banking prior goodwill	$(4,490)
G. Adjustments to Other assets		$(5,004)
To reflect the fair value of the other assets in the merger as follows:
Premises and equipment	$(1,771)
Deferred tax asset, net	$(3,233)
Subtotal of fair value adjustments is $9.2 million at Heritage’s estimated statutory rate of 35%
H. Adjustment to Junior subordinated debentures		$(8,196)
To reflect the fair value of the trust preferred debt in the merger.
I. Adjustment to Accrued expenses and other liabilities		$(822)

To reflect the fair value of the Washington Banking clawback liability as it relates to its shared–loss agreements. Analysis of fair value was performed in conjunction with the fair value estimation of covered loans in Adjustment B above.

J. Adjustments to Common stock		$147,615
To record the issuance of Heritage common stock as purchase price consideration and to eliminate the common stock of Washington Banking
Issuance of Heritage common stock to Washington Banking shareholders (13,823,791 shares at $16.72 value)	$231,134
Value of Washington Banking stock options and restricted stock awards converted at merger date (175,121 shares at $16.72)	$2,928
Elimination of the historical Washington Banking common stock	$(86,447)
K. Adjustment to Retained earnings		$(98,182)
To eliminate the historical Washington Banking retained earnings
L. Adjustment to Accumulated other comprehensive income (loss)		$2,831
To eliminate the historical Washington Banking accumulated other comprehensive loss.

For purposes of determining the pro forma effect of the merger on the statements of operations, the following pro forma adjustments have been made as if the acquisition occurred as of January 1, 2012:

Statements of Income (In thousands)
	For the Nine Months Ended September 30, 2013	For the Year Ended December 31, 2012
M. Adjustments to Interest income: Interest and fees on loans	$695	$1,159

To reflect the accretion of interest component of the loan discount resulting from the pro forma loan fair value adjustment in Adjustment B above. The accretion was calculated using an effective yield method over the weighted average life of 3.33 years at the merger date. The sum of the accumulated discount accretion for the first twelve months and subsequent nine months was estimated to be the accretion for the year ended December 31, 2012 and the nine months ended September 30, 2013, respectively.

N. Adjustments to Interest expense: Junior subordinated debentures	$85	$88

To reflect the amortization of the discount resulting from the pro forma junior subordinated debenture fair value adjustment in Adjustment H above using the effective yield method over the remaining 24 year life of the debentures. The sum of the accumulated amortization for the first twelve months and subsequent nine months was estimated to be the amortization for the year ended December 31, 2012 and the nine months ended September 30, 2013, respectively.

O. Adjustments to Noninterest Income: Change in FDIC Indemnification Asset	$276	$368
To reflect the accretion of the discount resulting from the pro forma indemnification asset fair value adjustment in Adjustment D above.

The estimated $1.29 million interest component of the discount was accreted on a straight line method over the 3.5 remaining years of the non-single family shared-loss agreement using the January 1, 2012 assumed acquisition date for purposes of pro forma.

P. Adjustments to Noninterest expense: Occupancy and equipment	$(133)	$(177)

To reflect the reduction of the estimated depreciation expense recorded by Washington Banking on the premises and equipment that was discounted from the pro forma fair value adjustment in Adjustment G above using straight line method over the estimated weighted average life of 10 years.

Q. Adjustments to Noninterest expense: Professional Services	$(439)	$—
To eliminate the direct costs incurred by the companies in connection with the merger. These costs consist primarily of legal fees and valuation services.
R. Adjustments to Noninterest expense: Other	$1,271	$1,943
To reflect the amortization of the CDI resulting from the pro forma fair value adjustment in Adjustment E above and to eliminate the historical Washington Banking CDI amortization	$1,125	$1,756

Amortization of CDI resulting from the merger based on amortization period of 10 years using the dollar weighted deposit runoff on an annualized basis method of amortization of $1,453 and $2,268 for the nine months ended September 30, 2013 and for the year ended December 31, 2012, respectively.

Elimination of historical Washington Banking CDI amortization of $(328) and $(512) for the nine months ended September 30, 2013 and for the year ended December 31, 2012, respectively.
To reflect the amortization of the clawback liability resulting from the pro forma fair value adjustment in Adjustment I above.	$146	$187
The estimated $1.52 million interest component of the discount was amortized using effective yield method over the remaining 7 years until shared-loss agreements have legally ended.

(Table continued on following page)

Statements of Income (In thousands)
	For the Nine Months Ended September 30, 2013	For the Year Ended December 31, 2012
S. Adjustment to Income tax expense (benefit)	$65	$(114)
To reflect the income tax effect of the pro forma Adjustments M-R above at the estimated 35% statutory tax rate.

T.    Earnings per common share, basic and diluted, were calculated using the calculated pro forma net income less dividends and undistributed earnings allocated to participating securities divided by the calculated pro forma basic and dilutive average shares outstanding.

U.    Basic and diluted average common shares outstanding were calculated by adding the shares assumed to be issued by Heritage in the merger (13,823,791 shares plus an additional 175,121 shares related to the assumed exercise of converted stock options and restricted stock unit awards, or a total of 13,998,912 shares) to the historical average Heritage shares outstanding for the nine months ended September 30, 2013 and for the year ended December 31, 2012.

Note 5—Merger Costs

In connection with the merger, the plan to integrate Heritage’s and Washington Banking’s operations is still being developed. Over the next several months, the specific details of these plans will continue to be refined. Management of both companies are currently in the process of assessing the two companies’ personnel, benefit plans, computer systems, service contracts and other key factors to determine the most beneficial structure for the combined company. Certain decisions arising from these assessments may involve involuntary termination of employees, changing information systems, canceling contracts with service providers and other actions. To the extent there are costs associated with these actions, the costs will be recorded based on the nature and timing of these integration actions. Most acquisition and restructuring costs are recognized separately from a business combination and generally will be expensed as incurred.

The table below reflects Heritage’s current estimate of the aggregate estimated merger costs of $16.0 million, or $11.9 million net of $4.1 million of income tax benefit, computed using the statutory federal tax rate of 35%, expected to be incurred in connection with the merger, which are excluded from the pro forma financial information. While a portion of these costs may be required to be recognized over time, the current estimate of these costs, primarily comprised of anticipated cash charges, include the following:

At September 30, 2013
(In thousands)
Professional fees	$7,859
Change of control payments	2,249
Severance and retention plan	2,850
Data processing, termination and conversion	3,050

Pre-tax merger costs, includes $4.2 million of non-deductible costs	16,008
Income tax benefit at 35% rate	(4,131)

Net merger costs	$11,877

Heritage’s cost estimates are forward-looking. While the costs represent Heritage’s current estimate of merger costs associated with the merger that will be incurred, the ultimate level and timing of recognition of these costs will be based on the final integration in connection with consummation of the merger. Readers are cautioned that the completion of this integration and other actions that may be taken in connection with the merger will impact these estimates. The type and amount of actual costs incurred could vary materially from these estimates if future developments differ from the underlying assumptions used by management in determining the current estimate of these costs. These costs are not expected to materially impact the combined company’s ability to maintain an adequate level of liquidity necessary to fund loan originations and deposit withdrawals, satisfy other financial commitments and fund operations. See “Cautionary Statement Regarding Forward-Looking Statements” on page 33.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following summary describes the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Washington Banking common stock. The summary is based upon the Internal Revenue Code of 1986, as amended (which we refer to in this document as the “Code”), applicable Treasury Regulations, judicial decisions, and administrative rulings and practice, all as in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This summary does not address any tax consequences of the merger under state, local or foreign laws, or any federal laws other than those pertaining to income tax.

This discussion addresses only those holders of Washington Banking common stock that hold their Washington Banking common stock as a capital asset within the meaning of Section 1221 of the Code. It does not address all the U.S. federal income tax consequences that may be relevant to particular holders of Washington Banking common stock in light of their individual circumstances or to holders of Washington Banking common stock that are subject to special rules, including, without limitation, holders that are:

•	financial institutions;

•	S corporations or other pass-through entities, or investors in pass-through entities;

•	persons who are subject to alternative minimum tax;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	persons that hold Washington Banking common stock as part of a straddle, hedge, constructive sale, conversion or other integrated transaction;

•	regulated investment companies;

•	real estate investment trusts;

•	persons whose “functional currency” is not the U.S. dollar;

•	persons who are not U.S. holders; and

•	holders who acquired their shares of Washington Banking common stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation.

If a partnership (or other entity that is taxed as a partnership for federal income tax purposes) holds Washington Banking common stock, the tax treatment of a partner in that partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in partnerships should consult their own tax advisors about the tax consequences of the merger to them.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner that is: an individual citizen or resident of the United States; a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any of its political subdivisions; a trust that (i) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or an estate that is subject to U.S. federal income taxation on its income regardless of its source.

In connection with the filing with the SEC of the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part, Lane Powell has rendered its tax opinion to Washington Banking and SF&T has rendered its tax opinion to Heritage addressing the U.S. federal income tax consequences of the merger as described below. In rendering their respective tax opinions, each counsel relied upon representations and covenants, including those contained in certificates of officers of Washington Banking and Heritage, reasonably satisfactory in form and substance to each such counsel. The opinions represent each counsel’s best legal judgment. However, if any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected. Copies of the tax opinions are attached as Exhibits 8.1 and 8.2 to the registration statement on Form S-4.

Neither Heritage nor Washington Banking has sought, and neither of them will seek, any ruling from the Internal Revenue Service regarding any matters relating to the merger, and the opinions described above will not be binding on the Internal Revenue Service or any court. Consequently, there can be no assurance that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.

The obligations of the parties to complete the merger are conditioned on, among other things, the receipt by Washington Banking and Heritage of opinions from Lane Powell and SF&T, respectively, each dated the closing date of the merger, that for U.S. federal income tax purposes the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions will be based upon representation letters provided by Washington Banking and Heritage and upon customary factual assumptions. The condition that Washington Banking receive an opinion from Lane Powell may be waived by Washington Banking, and the condition that Heritage receive an opinion from SF&T may be waived by Heritage. Neither Washington Banking nor Heritage currently intends to waive the conditions related to the receipt of the opinions. However, if these conditions were waived and the change in tax consequences would be material, Washington Banking would re-solicit the approval of its shareholders prior to completing the merger.

In addition, the obligation of each of Lane Powell and SF&T to deliver such opinions is conditioned on the merger satisfying the statutory and regulatory requirements of a “reorganization,” including the “continuity of proprietary interest” requirement. That requirement generally will be satisfied if Heritage common stock constitutes at least 40% of the value of the total merger consideration. The determination by tax counsel as to whether the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code is based on the facts and law existing as of the closing date of the merger.

The actual tax consequences of the merger to you may be complex and will depend upon your specific situation and upon factors that are not within the control of Heritage or Washington Banking. You should consult with your own tax advisor as to the tax consequences of the merger in light of your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign income or other tax laws.

Tax Consequences of the Merger Generally

The parties intend for the merger to be treated as a “reorganization” for U.S. federal income tax purposes. As such, the material U.S. federal income tax consequences of the merger will be as follows:

•	no gain or loss will be recognized by Heritage or Washington Banking as a result of the merger;

•	gain (but not loss) will be recognized by a U.S. holder of Washington Banking common stock who receive shares of Heritage common stock and cash in exchange for shares of Washington Banking common stock pursuant to the merger in an amount equal to the lesser of (i) the amount by which the sum of the fair market value of the Heritage common stock and cash received by such U.S. holder of Washington Banking common stock exceeds such U.S. holder’s basis in its Washington Banking common stock and (ii) the amount of cash received by such U.S. holder of Washington Banking common stock;

•	the aggregate basis of the Heritage common stock received by a U.S. holder of Washington Banking common stock in the merger (including fractional shares of Heritage common stock deemed received and redeemed as described below) will be the same as the aggregate basis of the Washington Banking common stock for which it is exchanged, decreased by the amount of cash received in the merger (other than cash received instead of a fractional share of Heritage common stock), and increased by the amount of gain recognized on the exchange, other than with respect to cash received instead of a fractional share in Heritage common stock (regardless of whether such gain is classified as capital gain or as dividend income, as discussed below under “—Potential Recharacterization of Gain as a Dividend”) on this page 118; and

•	the holding period of Heritage common stock received by a U.S. holder of Washington Banking common stock in the merger in exchange for such U.S. holder’s shares of Washington Banking common stock (including fractional shares of Heritage common stock deemed received and redeemed as described below) will include such U.S. holder’s holding period of the Washington Banking common stock for which it is exchanged.

If a U.S. holder of Washington Banking common stock acquired different blocks of Washington Banking common stock at different times or at different prices, any gain or loss (if applicable) will be determined separately with respect to each block of Washington Banking common stock. U.S. holders should consult their own tax advisors regarding the manner in which cash and Heritage common stock received in the merger should be allocated among different blocks of Washington Banking common stock and with respect to identifying the bases or holding periods of the particular shares of Heritage common stock received in the merger.

Taxation of Capital Gain

Except as described below under “—Potential Recharacterization of Gain as a Dividend” on this page 118, gain that a U.S. holder of Washington Banking common stock recognizes in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if such U.S. holder has held (or is treated as having held) its Washington Banking common stock for more than one year as of the date of the merger. For non-corporate U.S. holders of Washington Banking common stock, the maximum U.S. federal income tax rate on long-term capital gains is 20%.

Potential Recharacterization of Gain as a Dividend

All or part of the gain that a particular U.S. holder of Washington Banking common stock recognizes could be treated as dividend income rather than capital gain if: (i) such U.S. holder is a significant shareholder of Heritage; or (ii) such U.S. holder’s percentage ownership in Heritage after the merger, taking into account constructive ownership rules, is not meaningfully reduced from what its percentage ownership would have been if it had received solely shares of Heritage common stock rather than a combination of cash and shares of Heritage common stock in the merger. This could happen, for example, because of ownership of additional shares of Heritage common stock by such holder, ownership of shares of Heritage common stock by a person related to such holder or a share repurchase by Heritage from other holders of Heritage common stock. The IRS has indicated in rulings that any reduction in the interest of a minority shareholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain as opposed to dividend treatment. Because the possibility of dividend treatment depends primarily upon the particular circumstances of a holder of Washington Banking common stock, including the application of certain constructive ownership rules, holders of Washington Banking common stock should consult their own tax advisors regarding the potential tax consequences of the merger to them.

Receipt of Only Cash Consideration Upon Exercise of Dissenters’ Rights and Cash Received Instead of a Fractional Share of Heritage Common Stock

A U.S. holder of Washington Banking common stock who properly exercises dissenters’ rights under Washington law and receives the entirety of its consideration in the form of cash will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her Washington Banking common stock. In addition, a U.S. holder of Washington Banking common stock who receives cash instead of a fractional share of Heritage common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by Heritage. As a result, such U.S. holder of Washington Banking common stock will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her fractional share interest as set forth above. The gain or loss recognized by the U.S. holders described in this paragraph will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the U.S. holder’s holding period for the relevant shares is greater than one year. The deductibility of capital losses is subject to limitations.

Medicare Tax on Unearned Income

A U.S. holder of Washington Banking common stock that is an individual is subject to a 3.8% tax on the lesser of: (i) his or her “net investment income” for the relevant taxable year; or (ii) the excess of his or her modified gross income for the taxable year over a certain threshold (between $125,000 and $250,000 depending on the individual’s U.S. federal income tax filing status). A similar regime applies to estates and trusts. A U.S. holder’s net investment income generally will include any capital gain recognized in connection with the merger (including any gain treated as a dividend).

Backup Withholding and Information Reporting

Payments of cash to a U.S. holder of Washington Banking common stock pursuant to the merger may, under certain circumstances, be subject to information reporting and backup withholding unless the holder provides proof of an applicable exemption or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and generally will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

A U.S. holder of Washington Banking common stock who receives Heritage common stock as a result of the merger should retain records pertaining to the merger, including records relating to the number of shares and the basis of such U.S. holder’s Washington Banking common stock. Each U.S. holder of Washington Banking common stock who is required to file a U.S. federal income tax return and who is a “significant holder” that receives Heritage common stock in the merger will be required to file a statement with such U.S. federal income tax return in accordance with Treasury Regulations Section 1.368-3 setting forth such U.S. holder’s basis in the Washington Banking common stock surrendered, the fair market value of the Heritage common stock and cash received in the merger, and certain other information. A “significant holder” is a holder of Washington Banking common stock who, immediately before the merger, owned at least 5% of the outstanding stock of Washington Banking or securities of Washington Banking with a basis for federal income taxes of at least $1.0 million.

This discussion does not address tax consequences that may vary with, or are contingent upon, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local or foreign income or other tax consequences to you of the merger.

INFORMATION ABOUT HERITAGE AND WASHINGTON BANKING

Heritage

Heritage, headquartered in Olympia, Washington, is a bank holding company for Heritage Bank through which it operates 36 banking offices located primarily in western Washington and the greater Portland, Oregon area. Through Heritage Bank, Heritage offers a broad range of financial services primarily to small businesses and their owners and attracts deposits from the general public. Heritage Bank also makes real estate construction and land development loans and consumer loans and originates first mortgage loans on residential properties located in western and central Washington State and the greater Portland, Oregon area. Heritage’s primary lines of business include commercial banking, retail banking and wealth management. As of September 30, 2013, on a consolidated basis, Heritage had total assets of $1.67 billion, deposits of $1.43 billion, and shareholders’ equity of $216.6 million.

Heritage’s principal office is located at 201 Fifth Avenue SW, Olympia, Washington 98501, and its telephone number is (360) 943-1500. Heritage’s common stock is listed on NASDAQ under the symbol “HFWA.”

Additional information about Heritage and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” on page 132.

Washington Banking

Washington Banking, headquartered in Oak Harbor, Washington, is a bank holding company for Whidbey Island Bank through which it operates 31 banking offices throughout Northwestern Washington. The business of Whidbey Island Bank consists primarily of attracting deposits from the general public and originating loans. In addition to conducting a full-service, community, commercial banking business, Whidbey Island Bank also offers nondeposit managed investment products and services, which are not FDIC insured. These programs are provided through an unrelated investment advisory company, Elliott Cove Capital Management LLC. At September 30, 2013, on a consolidated basis, Washington Banking had assets of $1.65 billion, deposits of $1.43 billion and shareholders’ equity of $181.8 million.

Washington Banking’s principal office is located at 450 SW Bayshore Drive, Oak Harbor, Washington 98277, and its telephone number is (360) 240-6458. Washington Banking’s common stock is listed on NASDAQ under the symbol “WBCO.”

Additional information about Washington Banking and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” on page 132.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT OF HERITAGE

The following table sets forth information regarding beneficial ownership of Heritage common stock as of [            ], 2014, by: (1) each shareholder known by Heritage to be the beneficial owner of more than five percent of the outstanding shares of Heritage common stock; (2) each of Heritage’s Chief Executive Officer and Chief Financial Officer, as well as its three other most highly compensated executive officers; (3) each of Heritage’s directors; and (4) all Heritage directors and executive officers as a group. The information presented in the table is based upon the most recent filings with the SEC by such persons or upon information otherwise provided by such persons to Heritage prior to [            ], 2014.

Beneficial ownership is determined according to the rules of the SEC and generally includes any shares over which a person possesses sole or shared voting or investment power as well as any shares that such person has the right to acquire on or before [            ], 2014 (60 days after [            ], 2014), through the exercise of options or other rights. Except as otherwise indicated, Heritage believes that the beneficial owners of stock listed below have sole investment and voting power with respect to the shares described.

The applicable percentage ownership for each person listed below is based upon [            ] shares of Heritage common stock outstanding as of [            ], 2014. Shares of Heritage common stock subject to options or other securities currently exercisable or exercisable on or before [            ], 2014, are deemed outstanding for the purpose of calculating the percentage ownership of the person holding those options or other securities, but are not treated as outstanding for the purpose of calculating the percentage ownership of any other person.

The following table shows, as of             , 2014, the amount of Heritage common stock owned (unless otherwise indicated) by each director, named executive officers and all of Heritage’s directors and executive officers as a group.

Names of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class
Beneficial Owners of More Than 5%
Wellington Management Company, LLP(1)	972,855	6.4%
75 State Street
Boston, MA 02108
Forest Hill Capital, L.L.C. and Mark Lee(2)	806,305	5.3%
100 Morgan Keegan Drive, Suite 430
Little Rock, Arkansas 72202
BlackRock Inc.(3)	873,324	5.8%
40 East 52nd Street
New York, NY 10022
Woodmen of the World Life Insurance Society and/or Omaha	828,080	5.1%
Woodmen Life Insurance Company(4)
1700 Farnam Street, Omaha, NE 68102
Directors
David H. Brown	94,282	*
Brian S. Charneski(5)	39,111	*
Gary B. Christensen(6)	61,312	*
John A. Clees(7)	80,128	*
Kimberly T. Ellwanger(8)	17,441	*
Daryl D. Jensen(9)	187,298	1.2%
Jeffrey S. Lyon(10)	38,009	*

(table continued on following page)

Names of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class
Directors (continued)
Donald V. Rhodes(11)	322,478	2.0%
Ann Watson(12)	3,228	*
Named Executive Officers
Brian L. Vance(13)	155,923	*
Jeffrey J. Deuel(14)	45,472	*
Donald J. Hinson(15)	32,535	*
D. Michael Broadhead(16)	53,643	*
David A. Spurling(17)	33,244	*
Directors and Executive Officers as a group (14 persons)	1,069,823	6.6%

*	Less than one percent of shares outstanding
(1)	According to a Schedule 13G filed with the SEC on February 14, 2013, Wellington Management Company, LLP has shared voting and dispositive power over the shares reported as of December 31, 2012.
(2)	According to a Schedule 13G filed with the SEC on February 14, 2013, Forest Hill Capital, L.L.C. and Mark Lee as principal have sole voting power and dispositive power over the shares reported as of December 31, 2012.
(3)	According to a Schedule 13G filed with the SEC on February 8, 2013, BlackRock Inc. has sole voting and dispositive power over the shares reported as of December 31, 2012.
(4)	According to a Schedule 13G filed with the SEC on February 4, 2013, Woodmen of the World Life Insurance Society and/or Omaha Woodmen Life Insurance Company has sole voting and dispositive power over the shares reported as of December 31, 2012.
(5)	Includes 3,000 shares issuable upon exercise of options, 18,494 shares held jointly with his spouse, 8,675 shares owned by an entity controlled by Mr. Charneski and 420 shares held in trust.
(6)	Includes 5,850 shares issuable upon exercise of options, 30,157 shares held jointly with his spouse and 21,400 shares owned by entities controlled by Mr. Christensen.
(7)	Includes 4,500 shares issuable upon exercise of options, 65,122 shares held jointly with his spouse, 1,050 shares owned solely by his spouse and 2,500 shares owned by an entity controlled by Mr. Clees.
(8)	Includes 3,000 shares issuable upon exercise of options and 11,859 shares held jointly with her spouse.
(9)	Includes 5,850 shares issuable upon exercise of options, 128,455 shares held jointly with his spouse, 10,000 shares held in an indirect trust whereby he has voting power and 39,088 shares held in trust.
(10)	Includes 4,500 shares issuable upon exercise of options and 3,150 shares held as custodian for a minor.
(11)	Includes 5,850 shares issuable upon exercise of options and 22,193 vested shares in the KSOP.
(12)	It is expected that Ms. Watson will be in compliance with our stock ownership guidelines in the allotted time frame.
(13)	Mr. Vance is also a director. Includes 3,501 shares issuable upon exercise of options, 78,055 shares held jointly with his spouse and 18,073 vested shares in the KSOP.
(14)	Includes 20,000 shares issuable upon exercise of options and 380 vested shares in the KSOP.
(15)	Includes 6,648 shares issuable upon exercise of options and 1,664 vested shares in the KSOP.
(16)	Includes 10,172 shares issuable upon exercise of options, 20,414 shares owned jointly with his spouse and 2,589 vested shares in the KSOP.
(17)	Includes 6,641 shares issuable upon exercise of options, 10,875 shares held jointly with his spouse and 4,728 vested shares in the KSOP.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT OF WASHINGTON BANKING

Beneficial Ownership of Washington Banking Common Stock

The following table sets forth information regarding beneficial ownership of Washington Banking common stock as of [            ], 2014, by: (1) each shareholder known by Washington Banking to be the beneficial owner of more than five percent of the outstanding shares of Washington Banking common stock; (2) each of Washington Banking’s named executive officers; (3) each of Washington Banking’s directors; and (4) all Washington Banking directors and executive officers as a group. The information presented in the table is based upon the most recent filings with the SEC by such persons or upon information otherwise provided by such persons to Washington Banking prior to [            ], 2014.

Beneficial ownership is determined according to the rules of the SEC and generally includes any shares over which a person possesses sole or shared voting or investment power as well as any shares that such person has the right to acquire on or before [            ], 2014 (60 days after [            ], 2014), through the exercise of options or other rights. Except as otherwise indicated, Washington Banking believes that the beneficial owners of stock listed below have sole investment and voting power with respect to the shares described.

The applicable percentage ownership for each person listed below is based upon [                ] shares of Washington Banking common stock outstanding as of [            ], 2014. Shares of Washington Banking common stock subject to options or other securities currently exercisable or exercisable on or before [            ], 2014, are deemed outstanding for the purpose of calculating the percentage ownership of the person holding those options or other securities, but are not treated as outstanding for the purpose of calculating the percentage ownership of any other person.

Unless otherwise noted, the address for each holder of five percent or more of any of the stock listed in the following table is: c/o Washington Banking Company, 450 SW Bayshore Drive, Oak Harbor, Washington 98277.

Names of Beneficial Owners	Beneficial Ownership of Washington Banking Common Stock		Percentage of Outstanding Washington Banking Common Stock (%)	Number of Shares of Washington Banking Common Stock Underlying Options Included in Shares Beneficially Owned
Beneficial Owners of More Than 5%
Jacobs Asset Management, LLC/Sy Jacobs	1,172,032	(1)	7.6%
11 East 26 Street
New York, NY 10010
The Banc Funds Company, LLC	935,652	(2)	6.0%
20 North Wacker Dr., Suite 3300
Chicago, IL 60606
Endicott(3)	906,800	(4)	5.8%
360 Madison Avenue, 21st Floor
New York, NY 10017

(table continued on following page)

Names of Beneficial Owners	Beneficial Ownership of Washington Banking Common Stock		Percentage of Outstanding Washington Banking Common Stock (%)	Number of Shares of Washington Banking Common Stock Underlying Options Included in Shares Beneficially Owned
Directors
Rhoda L. Altom	765		*
Mark D. Crawford	667		*
Deborah J. Gavin	—		*
Jay T. Lien	72,820	(5)	*	2,925	(6)
Gragg E. Miller	17,825		*
Anthony B. Pickering	59,602		*	2,925	(7)
Robert T. Severns	5,916		*
Named Executive Officers
John L. Wagner	97,142		*	15,123	(8)
Bryan McDonald	22,209		*	6,194	(9)
Richard A. Shields	42,006		*	17,623	(10)
George W. Bowen	1,666		*
Edward Eng	2,700		*
Other Executive Officers
Daniel E. Kuenzi	6,490		*	3,717	(11)
All directors and executive officers as a group (13 persons)	329,808	(8)	2.1%	48,507	(12)

*	Represents less than 1.0%
(1)	Based on information set forth in Schedule 13G/A filed with the SEC on February 14, 2013.
(2)	Based on information set forth in Schedule 13G/A filed with the SEC on February 11, 2013.
(3)	Endicott includes: Endicott Opportunity Partners II LP, Endicott Opportunity Partners III LP, W.R. Endicott IIP, LLC, W.R. Endicott III LLC, Endicott Management Company, and Messrs. Wayne K. Goldstein and Robert I. Usdan, Managing Members.
(4)	Based on information set forth in Schedule 13G/A filed with the SEC on February 14, 2012.
(5)	Includes 700 shares owned by Dan Garrison, Inc. Profit Sharing Plan, for which Mr. Lien is the Trustee.
(6)	Includes 1,162 options exercisable at $14.60 per share and 1,763 options exercisable at $15.98 per share.
(7)	Includes 1,162 options exercisable at $14.60 per share and 1,763 options exercisable at $15.98 per share.
(8)	Includes 12,000 options exercisable at $9.11 per share, 496 options exercisable at $14.60 per share, and 2,627 options exercisable at $15.98 per share.
(9)	Includes 5,000 options exercisable at $9.11 per share, and 1,194 options exercisable at $15.98 per share.
(10)	Includes 14,500 options exercisable at $9.11 per share, 496 options exercisable at $14.60 per share and 2,627 options exercisable at $15.98 per share.
(11)	Includes 2,000 options exercisable at $9.11 per share, 1,000 options exercisable at $15.77 per share and 717 options exercisable at $15.98 per share.
(12)	Includes options exercisable within 60 days of the date of this table at exercise prices ranging from $9.11 to $15.98 per share.

COMPARATIVE MARKET PRICES AND DIVIDENDS ON COMMON STOCK

Heritage common stock is traded on NASDAQ under the symbol “HFWA.” Washington Banking common stock is traded on NASDAQ under the symbol “WBCO.” The following table sets forth the reported high and low sales prices of shares of Heritage common stock and Washington Banking common stock, and the quarterly cash dividends per share declared, in each case for the periods indicated. The high and low sales prices are based on intraday sales for the periods reported.

	Heritage Common Stock				Washington Banking Common Stock
	High	Low	Dividends		High	Low	Dividends
2014
First Quarter (through 2014)
2013
Fourth Quarter	17.71	14.93	0.08		18.24	13.84	0.145
Third Quarter	16.98	14.48	0.18	(1)	15.65	13.55	0.09
Second Quarter	14.75	13.25	0.08		14.25	12.52	0.15
First Quarter	14.56	14.25	0.08		14.25	13.49	0.15
2012
Fourth Quarter	15.23	13.50	0.38	(1)	14.55	13.00	0.15
Third Quarter	15.57	13.44	0.08		15.03	13.19	0.14
Second Quarter	14.65	12.37	0.28	(1)	14.47	12.85	0.09
First Quarter	14.56	12.25	0.06		14.48	11.74	0.12
2011
Fourth Quarter	13.57	10.24	0.30	(1)	12.43	9.51	0.05
Third Quarter	13.15	10.20	0.05		13.94	9.03	0.05
Second Quarter	14.86	12.53	0.03		14.10	12.90	0.05
First Quarter	15.12	13.50	—		14.28	13.12	0.05

(1)	Special Dividends were paid as follows: $0.10 Third Quarter 2013, $0.30 Fourth Quarter 2012, $0.20 Second Quarter 2012 and $0.25 Fourth Quarter 2011.

On October 23, 2013, the closing price on NASDAQ immediately prior to the public announcement of the merger agreement, the high and low sales prices of shares of Heritage common stock as reported on NASDAQ were $16.02 and $15.71, respectively. On             , 2014, the last trading day before the date of this joint proxy statement/prospectus, the high and low sales prices of shares of Heritage common stock as reported on NASDAQ were $            and $            , respectively.

On October 23, 2013, the closing price on NASDAQ immediately prior to the public announcement of the merger agreement, the high and low sale prices of shares of Washington Banking common stock as reported on NASDAQ were $14.3883 and $14.14, respectively. On             , 2014, the last trading day before the date of this joint proxy statement/prospectus, the high and low sale prices of shares of Washington Banking common stock as reported on NASDAQ were $            and $            , respectively.

As of             , 2014, the last date prior to printing this joint proxy statement/prospectus for which it was practicable to obtain this information for Heritage and Washington Banking, respectively, there were approximately             registered holders of Heritage common stock and             registered holders of Washington Banking common stock.

Each of Heritage and Washington Banking shareholders are advised to obtain current market quotations for Heritage common stock and Washington Banking common stock. The market price of Heritage common stock and Washington Banking common stock will fluctuate between the date of this joint proxy statement/prospectus and the date of completion of the merger. No assurance can be given concerning the market price of Heritage common stock or Washington Banking common stock before or after the effective date of the merger. Changes in the market price of Heritage common stock prior to the completion of the merger will affect the market value of the stock portion of the merger consideration that Washington Banking shareholders will receive upon completion of the merger.

DESCRIPTION OF HERITAGE’S CAPITAL STOCK

The following briefly summarizes the material terms of Heritage’s capital stock. In connection with this summary, we urge you to read Heritage’s articles of incorporation and bylaws in their entirety, copies of which have been filed with the SEC and are available, without charge, to any person by following the instructions listed under “Where You Can Find More Information” on page 132.

General

Heritage’s authorized capital stock currently consists of:

•	50,000,000 shares of common stock, no par value per share; and

•	2,500,000 shares of preferred stock, no par value per share.

As of             , 2014, there were                 shares of Heritage common stock issued and outstanding. No shares of Heritage preferred stock are currently outstanding. Heritage’s common stock is traded on NASDAQ under the symbol “HFWA.”

Common Stock

Each share of Heritage common stock has the same relative rights and is identical in all respects with each other share of Heritage common stock. Heritage common stock represents non-withdrawable capital, is not of an insurable type and is not insured by the FDIC or any other government agency.

Subject to any prior rights of the holders of any preferred or other stock of Heritage then outstanding, holders of Heritage common stock are entitled to receive such dividends as are declared by the board of directors of Heritage out of funds legally available for dividends.

Except with respect to greater than 10% shareholders, full voting rights are vested in the holders of Heritage common stock and each share is entitled to one vote. See “Comparison of Shareholder Rights—Voting Limitations” on page 128. Subject to any prior rights of the holders of any Heritage preferred stock then outstanding, in the event of a liquidation, dissolution or winding up of Heritage, holders of shares of Heritage common stock will be entitled to receive, pro rata, any assets distributable to shareholders in respect of shares held by them. Holders of shares of Heritage common stock will not have any preemptive rights to subscribe for any additional securities which may be issued by Heritage, nor will they have cumulative voting rights.

Preferred Stock

Heritage may issue preferred stock in one or more series at such time or times and for such consideration as the board of directors of Heritage may determine, generally without shareholder approval. The board of directors of Heritage is expressly authorized at any time, and from time to time, to issue Heritage preferred stock, with such voting and other powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as are stated and expressed in the board resolution providing for the issuance. The board of directors of Heritage is authorized to designate the series and the number of shares comprising such series, the dividend rate on the shares of such series, the redemption rights, if any, any purchase, retirement or sinking fund provisions, any conversion rights and any special voting rights. The ability of Heritage’s board of directors to approve the issuance of preferred or other stock without shareholder approval could make an acquisition by an unwanted suitor of a controlling interest in Heritage more difficult, time-consuming or costly, or otherwise discourage an attempt to acquire control of Heritage.

Shares of preferred stock redeemed or acquired by Heritage may return to the status of authorized but unissued shares, without designation as to series, and may be reissued by Heritage upon approval of its board of directors.

Other Anti-Takeover Provisions

In addition to the ability to issue common and preferred stock without shareholder approval, Heritage’s charter and bylaws contain a number of provisions which may have the effect of delaying, deferring or preventing a change in control of Heritage. See “Comparison of Shareholder Rights” on page 127.

COMPARISON OF SHAREHOLDER RIGHTS

Washington Banking and Heritage are incorporated under the laws of the State of Washington. The rights of holders of Washington Banking common stock and the rights of holders of Heritage common stock are governed by Washington law and Washington Banking’s and Heritage’s respective articles of incorporation and bylaws. Consequently, after the merger, the rights of former shareholders of Washington Banking who receive shares of Heritage common stock in the merger will be determined by reference to Heritage’s articles of incorporation and bylaws and Washington law.

This section describes certain differences between the rights of Heritage common shareholders and Washington Banking common shareholders, including those which may be material. This section does not include a complete description of all differences among the rights of these shareholders, nor does it include a complete description of the specific rights of these shareholders. In addition, the identification of some of the differences in the rights of these shareholders is not intended to indicate that other differences that are equally important do not exist. Copies of Heritage’s articles of incorporation and bylaws and Washington Banking’s articles of incorporation and bylaws have been filed with the SEC and are available, without charge, to any person by following the instructions listed under “Where You Can Find More Information” on page 132.

Heritage	Washington Banking

Authorized Capital Stock

The authorized capital stock of Heritage currently consists of 52,500,000 shares of capital stock, presently classified as follows:

•    50,000,000 shares of common stock, no par value per share; and

•    2,500,000 shares of preferred stock, no par value per share.

Heritage is authorized under its articles of incorporation to issue additional shares of capital stock, up to the amount authorized, generally without shareholder approval. Heritage’s board of directors also has sole authority to determine the terms of any one or more series of preferred stock, including the number of shares and determine such voting rights, designations, powers, preferences and relative, participating, optional or other rights, and such qualifications, limitations or restrictions thereof. Currently, no Heritage preferred stock is issued or outstanding.

The authorized capital stock of Washington Banking currently consists of 35,026,380 shares of capital stock, classified as follows:

•    35,000,000 shares of common stock, no par value per share; and

•    26,380 shares of preferred stock, no par value per share.

Washington Banking’s articles of incorporation do not permit its board of directors to determine the specific preferences, limitations, voting powers and relative rights of any series of preferred stock. Therefore, prior to the issuance of any preferred stock, Washington Banking’s board of directors must recommend to Washington Banking’s shareholders an amendment to its articles of incorporation setting forth the specific preferences, limitations, voting powers and relative rights of a series of preferred stock and the shareholders entitled to vote must approve such amendment.

Heritage	Washington Banking

Voting Limitations

Heritage’s articles of incorporation provide for restrictions on voting rights of shares owned in excess of 10% of any class of its equity security. Specifically, the articles of incorporation provide that if any person or group acting in concert acquires the beneficial ownership of more than 10% of any class of its equity security without the prior approval by a two-thirds vote of its “Continuing Directors,” (as defined therein) then, with respect to each vote in excess of 10% of the voting power of its outstanding shares of voting stock which such person would otherwise have been entitled to cast, such person shall be entitled to cast only one-hundredth of one vote per share. Exceptions from this limitation are provided for, among other things, any proxy granted to one or more of its “Continuing Directors” and for Heritage’ employee benefit plans. Under the articles of incorporation, the restriction on voting shares beneficially owned in violation of the foregoing limitations is imposed automatically, and the articles of incorporation provide that a majority of Heritage’s Continuing Directors have the power to construe the forgoing restrictions and to make all determinations necessary or desirable to implement these restrictions.	Washington Banking’s articles of incorporation do not contain any voting limitation of the type contained in Heritage’s articles of incorporation.

Number of Directors and Director Terms

Heritage’s articles of incorporation were amended in 2011 to provide a phased-in declassification of the board so that all directors are elected annually beginning with the 2014 annual meeting of Heritage’s shareholders. Heritage’s bylaws provide that the board of directors of Heritage will have not less than five or more than 25 directors, as determined by resolution adopted by the board of director provided that no action shall be taken to decrease or increase the number of directors from time to time unless at least two-thirds of the directors then in office concur. Heritage currently has ten directors. Pursuant to the merger agreement, upon the effective time of the merger, the number of directors of Heritage will increase by five, with the Board of Directors comprised of eight directors selected from Heritage’s current board of directors and seven directors selected from Washington Banking’s current board of directors. For information regarding these directors, see “The Merger—Combined Company Board of Directors Following Completion of the Merger” on page 78.	Washington Banking’s articles of incorporation provide that the board of directors of Washington Banking will have not less than 5 or more than 12 directors, as determined by resolution adopted by the directors serving in office, provided, however, the number of directors may not be increased by more than two between annual meetings of shareholders. Washington Banking currently has eight directors. Washington Banking’s articles of incorporation provide that directors are elected for a one-year term.

Heritage	Washington Banking

Removal of Directors

Heritage’s articles of incorporation provide that one or more directors may be removed from the board of directors prior to the expiration of his term, for cause, only at a special meeting of Heritage’s shareholders called for that purpose. At such meeting a director may be removed only by the affirmative vote of at least two-thirds of Heritage’s outstanding shares of capital stock entitled to vote generally in the election of directors, voting as a single class. This provision does not apply to any director elected by one or more series of preferred stock holders voting separately as a class.	Washington Banking’s articles of incorporation provide that a director may be removed from the board of directors prior to the expiration of his term only for cause and only by the affirmative vote of at least two-thirds of Washington Banking’s outstanding shares of capital stock entitled to vote generally in the election of directors. Cause for removal shall only exist if the Board of Directors has reasonable grounds to believe that Washington Banking has suffered or will suffer substantial injury as a result of the gross negligence or dishonesty of the director proposed to be removed.

Filling Vacancies on the Board of Directors

Heritage’s articles of incorporation provide that any vacancy on the board of directors, including a vacancy created by an increase in the number of directors, shall be filled by a vote of two-thirds of the directors then in office and any director so chosen shall hold office for a term expiring at the annual meeting of shareholders at which the term of the class to which the director has been chosen expires.	Washington Banking’s bylaws provide that any vacancy on the board of directors, unless caused by vote of shareholders, may be filled by a majority vote of the directors then in office, even if less than a quorum, and any director so chosen will hold office for the remainder of the full term of the director’s predecessor and until a successor is elected and qualified.

Amendment of Articles of incorporation and Bylaws

Amendment of Articles of Incorporation. Amendments to Heritage’s articles of incorporation must be approved by Heritage’s board of directors by a majority vote of the board and by Heritage’s shareholders by a majority of the voting group comprising all the votes entitled to be cast on the proposed amendment, and a majority of each other voting group entitled to vote separately on the proposed amendment; provided, however, that the affirmative vote of the holders of at least 66 2/3% of the voting power of all the then-outstanding shares of the stock entitled to vote generally in the election of directors (after giving effect to the 10% voting limitation in Heritage’s articles of incorporation as described above under “—Voting Limitations” on page 128), voting together as a single class, is required to amend or repeal certain provisions of the articles of incorporation, including the provisions relating to the number of directors, classification of the Board and the filling of Board vacancies, the provision limiting voting rights, the approval of certain business combinations, limitation of directors’ liability and indemnification, and amendment of the articles of incorporation.	Amendment of Articles of Incorporation. Amendments to Washington Banking’s articles of incorporation must be approved by Washington Banking’s board of directors by a majority vote of the board and by Washington Banking’s shareholders by a majority of the voting group comprising all the votes entitled to be cast on the proposed amendment, and a majority of each other voting group entitled to vote separately on the proposed amendment; provided, however, that the affirmative vote of the holders of at least 66 2/3% of the voting power of all the then-outstanding shares of the stock entitled to vote is required to amend or repeal provisions of the articles of incorporation relating to interested shareholder transactions.
(continued on following page)

Heritage	Washington Banking

Amendment of Articles of incorporation and Bylaws (continued)

Amendment of Bylaws. Heritage’s bylaws may be amended by its board of directors by vote of a majority of the whole board or by Heritage’s shareholders by the affirmative vote of a majority of the shares represented and entitled to vote on the subject matter.	Amendment of Bylaws. Washington Banking’s may be amended by its board of directors by vote of a majority of the whole board or by Washington Banking’s shareholders by the affirmative vote of a majority of the shares represented and entitled to vote on the subject matter.

Business Combinations With Certain Persons

Articles of Incorporation Provision. Heritage’s articles of incorporation provide that certain business combinations (e.g., mergers, share exchanges, significant asset sales and stock issuances) involving “control persons” of Heritage require, in addition to any vote required by law, the approval of 66 2/3% of the voting power of the outstanding shares of voting stock that is not beneficially owned by the control person in question, voting together as a single class, unless either (i) a majority of the “continuing directors,” (generally those members of Heritage’s board of directors who are unaffiliated with the control person and were directors prior to the time the control person became a 10% or greater shareholder of Heritage), have approved the business combination or (ii) certain fair price and procedure requirements are satisfied. A “control person” is defined to include any individual, corporation, partnership or other person or entity which owns beneficially or controls, directly or indirectly, 20% or more of the outstanding shares of common stock of Heritage or an affiliate of such person or entity.	Articles of Incorporation Provision. Washington Banking’s articles of incorporation provide that any transaction involving “interested shareholders” of Washington Banking require, in addition to any vote required by law, the approval of two-thirds of the outstanding shares entitled to be counted excluding shares owned by or voted under the control of an interested shareholder, unless a majority vote of the board of directors (other than those directors affiliated with the interested shareholder or who were nominated as a result of an arrangement with the interested shareholder within the prior 24 months) either approve the transaction or determine that certain fair price requirements are satisfied. An “interested shareholder” means a person or group of affiliated persons who own 20% or more of the outstanding voting shares of Washington Banking.

Special Meetings of Shareholders

Heritage’s bylaws provide that special meetings of shareholders may be called only by the Chairman of the Board, Chief Executive Officer, a majority of the board of directors, or any shareholder or shareholders holding in the aggregate at least ten percent of all shares entitled to vote at the special meeting.	Washington Banking’s bylaws provide that special meetings of shareholders may be called only by the president, or a majority of the board of directors. Washington law provides, however, that special meetings may be called if the holders of at least ten percent of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting deliver to the corporation’s secretary a demand for the meeting describing its purpose.

LEGAL MATTERS

The validity of the shares of Heritage stock to be issued in connection with the merger has been passed upon by Breyer & Associates PC, McLean, Virginia. Certain United States federal income tax consequences of the merger have been passed upon by Silver, Freedman, Taff & Tiernan, L.L.P., Washington, D.C., and by Lane Powell PC, Portland, Oregon.

EXPERTS

The consolidated financial statements of Heritage Financial Corporation appearing in Heritage Financial Corporation’s Annual Report (Form 10-K) as of and for the year ended December 31, 2012, have been audited by Crowe Horwath LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Heritage Financial Corporation as of December 31, 2011 and for each of the years in the two-year period ended December 31, 2011, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Heritage Financial Corporation has agreed to indemnify and hold KPMG LLP (KPMG) harmless against and from any and all legal costs and expenses incurred by KPMG in successful defense of any legal action or proceeding that arises as a result of KPMG’s consent to the incorporation by reference of its audit report on Heritage’s past financial statements incorporated by reference in this registration statement.

The consolidated financial statements of Washington Banking Company as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2012, have been incorporated by reference herein in reliance upon the report of Moss Adams LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

FUTURE SHAREHOLDER PROPOSALS

Heritage

After the merger is completed, the next annual meeting of Heritage’s shareholders will be held in 2014. In order to be eligible for inclusion in the proxy materials for next year’s annual meeting of shareholders, any shareholder proposal to take action at such meeting must be received at Heritage’s executive office at 201 Fifth Avenue S.W., Olympia, Washington 98501, no later than November 18, 2013, which is 120 calendar days before the anniversary of the date on which Heritage first mailed its proxy statement for 2013. If the date of the annual meeting is 30 days before or after March 19, 2014, then the shareholder proposal must be received at a reasonable time before Heritage begins to print and send its proxy materials. Heritage will specify the deadline for shareholders to submit proposals. Any such proposals shall be subject to the requirements of Rule 14a-8 under the proxy rules adopted under the Exchange Act, and, as with any shareholder proposal, Heritage’s articles of incorporation and bylaws and Washington law.

Heritage’s articles of incorporation contain additional notification requirements for shareholder nominations of directors. In order to be considered for presentation at the next annual meeting of Heritage’s shareholders, written notice of shareholder nominations of directors containing the information specified in Article 10 of Heritage’s articles of incorporation must be received by Heritage’s chairman of the board not earlier than 14 days and not later than 50 days before such annual meeting of shareholders. If, however, less than 21 days’ notice of the annual meeting is given, the shareholder’s notice must instead be received by Heritage’s chairman of the board no later than the close of business on the seventh day following the date on which notice of the meeting was mailed to shareholders. As specified in the articles of incorporation, the notice with respect to nominations for election of directors must set forth certain information regarding each nominee for election as a director, including the name and address of each proposed nominee, the principal occupation of each proposed nominee, the total number of shares of Heritage common stock that will be voted for each shareholder proposed nominee, the name and address of the nominating shareholder, and the number of shares of Heritage common stock owned by the nominating shareholder. Heritage’s Board Governance and Nominating Committee, in its discretion, may disregard any nominations that do not comply with the above-listed requirements. Upon the Board Governance and Nominating Committee’s instructions, the vote teller may disregard all votes cast for a nominee if the nomination does not comply with the above-listed requirements.

Washington Banking

If the merger occurs in the expected timeframe, there will be no Washington Banking annual meeting of shareholders in 2014. In that case, shareholder proposals must be submitted to Heritage’s Corporate Secretary in accordance with the procedures described above. In case the merger is not completed, in order to be eligible for inclusion in the proxy materials for next year’s Washington Banking annual meeting of shareholders, the shareholder proposal must be received at Washington Banking’s executive office at 450 SW Bayshore Drive, Oak Harbor, Washington 98277, no later than December 10, 2013, which is 120 calendar days before the anniversary of the date on which Washington Banking first mailed its proxy statement for 2013. If the date of the annual meeting is 30 days before or after May 2, 2014, then the shareholder proposal must be received at a reasonable time before Washington Banking begins to print and send its proxy materials. If the 2014 annual meeting of Washington Banking shareholders becomes necessary, Washington Banking will specify the deadline for shareholders to submit proposals. All shareholder proposals shall be subject to the requirements of Rule 14a-8 under the proxy rules adopted under the Exchange Act, and, as with any shareholder proposal Washington Banking’s articles of incorporation and bylaws and Washington law.

Washington Banking’s bylaws contain additional notification requirements for shareholder nominations of directors. In order to be considered for presentation at the next annual meeting of Washington Banking, if held, written notice of shareholder nominations of directors containing the information specified in Section 2.2 of Washington Banking’s bylaws must be received by Washington Banking’s chairman of the board or president not earlier than 14 days and not later than 50 days before such annual meeting shareholders. If, however, less than 21 days’ notice of the annual meeting is given, the shareholder’s notice must instead be received no later than the close of business on the seventh day following the date on which notice of the meeting was mailed to shareholders.

WHERE YOU CAN FIND MORE INFORMATION

Heritage and Washington Banking file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these filings at the public reference room of the SEC located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Heritage’s and Washington Banking’s SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at “www.sec.gov.” You may also obtain copies of this information by mail from the Public Reference Section of the SEC, at 100 F Street, N.W., Washington, D.C. 20549, at prescribed rates.

Heritage filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933 with respect to the shares of Heritage common stock to be issued in the merger to the holders of Washington Banking common stock. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Heritage in addition to being a proxy statement of Heritage and Washington Banking for their respective special meetings. As permitted by SEC rules, this joint proxy statement/prospectus does not contain all the information contained in the registration statement or the exhibits to the registration statement. The additional information may be inspected and copied as set forth above.

The SEC permits the incorporation by reference of information regarding Heritage and Washington Banking into this joint proxy statement/prospectus, which means that important business and financial information about Heritage and Washington Banking can be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this document, and later information that Heritage or Washington Banking files with the SEC will update and supersede that information. This document incorporates by reference the documents set forth below that Heritage and Washington Banking have previously filed with the SEC and all documents filed by Heritage and Washington Banking with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this joint proxy statement/prospectus and before the date of the special meetings.

Heritage Filings (SEC file number 0-29480)

•	Annual Report on Form 10-K for the year ended December 31, 2012 (including the portions of Heritage’s proxy statement on Schedule 14A filed on March 19, 2013 incorporated therein by reference).

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013.

•	Current Reports on Form 8-K filed on January 10, 2013, January 31, 2013, February 7, 2013, March 12, 2013, April 9, 2013, April 25, 2013, May 2, 2013, May 8, 2013, July 15, 2013, July 24, 2013, July 31, 2013, October 24, 2013, October 25, 2013, January 6, 2014, February 3, 2014 and February 6, 2014 (other than those portions of the documents deemed to be furnished and not filed).

•	Description of Heritage’s common stock contained in its Registration Statement on Form 8-A filed with the SEC on January 6, 1998.

Washington Banking Filings (SEC file number 000-24503)

•	Annual Report on Form 10-K for the year ended December 31, 2012 (including the portions of Washington Banking’s proxy statement on Schedule 14A filed on March 26, 2013 incorporated therein by reference).

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013.

•	Current Reports on Form 8-K filed on January 31, 2013, February 28, 2013, April 25, 2013, May 6, 2013, May 24, 2013, July 26, 2013, October 24, 2013 (two reports) October 25, 2013, December 27, 2013 and January 31, 2014 (other than those portions of the documents deemed to be furnished and not filed).

Except where the context otherwise indicates, Heritage supplied all information contained or incorporated by reference in this document relating to Heritage and Washington Banking supplied all information contained or incorporated by reference in this document relating to Washington Banking.

You can obtain any of the documents incorporated by reference from the SEC. The documents incorporated by reference also are available from us without charge. Exhibits will not be sent, however, unless those exhibits have specifically been incorporated by reference into this document. You can obtain documents incorporated by reference into this document by writing or telephoning the appropriate party at the address and telephone numbers that follow:

Heritage Documents	Washington Banking Documents
Heritage Financial Corporation	Washington Banking Company
201 Fifth Avenue SW	450 SW Bayshore Drive
Olympia, Washington 98501	Oak Harbor, Washington 98277
Attention: Kaylene M. Lahn, Senior Vice President and Corporate Secretary (360) 943-1500	Attention: Shelly L. Angus, Senior Vice President and Corporate Secretary (360) 240-6458

If you would like to request documents from Heritage or Washington Banking, you must do so by             , 2014 to receive them before the special meetings.

Neither Heritage nor Washington Banking has authorized anyone to give any information or make any representation about the merger or the companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that have been incorporated in this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

Appendix A

AGREEMENT AND PLAN OF MERGER

by and between

HERITAGE FINANCIAL CORPORATION

and

WASHINGTON BANKING COMPANY

Dated as of October 23, 2013

A-i

3.25	Washington Banking Information	A-20
3.26	Loan Portfolio	A-20
3.27	Insurance	A-21
3.28	Shared-Loss Agreements	A-21
3.29	No Other Representations or Warranties	A-21

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF HERITAGE

4.1	Corporate Organization	A-22
4.2	Capitalization	A-23
4.3	Authority; No Violation	A-23
4.4	Consents and Approvals	A-24
4.5	Reports	A-24
4.6	Financial Statements	A-25
4.7	Broker’s Fees	A-26
4.8	Absence of Certain Changes or Events	A-26
4.9	Legal Proceedings	A-26
4.10	Taxes and Tax Returns	A-26
4.11	Employees	A-27
4.12	SEC Reports	A-29
4.13	Compliance with Applicable Law	A-29
4.14	Certain Contracts	A-30
4.15	Agreements with Regulatory Agencies	A-31
4.16	Risk Management Instruments	A-31
4.17	Environmental Matters	A-31
4.18	Investment Securities and Commodities	A-31
4.19	Real Property	A-32
4.20	Intellectual Property	A-32
4.21	Related Party Transactions	A-32
4.22	State Takeover Laws	A-32
4.23	Reorganization	A-32
4.24	Opinion	A-32
4.25	Heritage Information	A-33
4.26	Loan Portfolio	A-33
4.27	Insurance	A-34
4.28	Shared-Loss Agreements	A-34
4.29	No Other Representations or Warranties	A-34

ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1	Conduct of Businesses Prior to the Effective Time	A-34
5.2	Forbearances	A-35

ARTICLE VI ADDITIONAL AGREEMENTS

6.1	Regulatory Matters	A-37
6.2	Access to Information	A-38
6.3	Shareholders’ Approvals	A-39

A-ii

6.4	Legal Conditions to Merger	A-40
6.5	NASDAQ Listing	A-40
6.6	Employee Benefit Plans	A-40
6.7	Indemnification; Directors’ and Officers’ Insurance	A-42
6.8	Additional Agreements	A-43
6.9	Advice of Changes	A-43
6.10	Dividends	A-43
6.11	Corporate Governance	A-43
6.12	Acquisition Proposals	A-44
6.13	Public Announcements	A-45
6.14	Changes of Method	A-45
6.15	Takeover Strategies	A-45
6.16	Trust Preferred Securities	A-46
6.17	Exemption from Liability Under Section 16(b)	A-46
6.18	Certain Policies	A-46
6.19	System Integration	A-46
6.20	Coordination; Integration	A-47

ARTICLE VII CONDITIONS PRECEDENT

7.1	Conditions to Each Party’s Obligations To Effect the Merger	A-47
7.2	Conditions to Obligations of Heritage	A-47
7.3	Conditions to Obligations of Washington Banking	A-48

ARTICLE VIII TERMINATION AND AMENDMENT

8.1	Termination	A-49
8.2	Effect of Termination	A-51
8.3	Amendment	A-52
8.4	Extension; Waiver	A-53

ARTICLE IX GENERAL PROVISIONS

9.1	Closing	A-53
9.2	Nonsurvival of Representations, Warranties and Agreements	A-53
9.3	Expenses	A-53
9.4	Notices	A-53
9.5	Interpretation	A-54
9.6	Counterparts	A-54
9.7	Entire Agreement	A-54
9.8	Governing Law; Jurisdiction	A-55
9.9	Waiver of Jury Trial	A-55
9.10	Assignment; Third Party Beneficiaries	A-55
9.11	Specific Performance	A-55
9.12	Severability	A-56
9.13	Delivery by Facsimile or Electronic Transmission	A-56

Exhibit A – Heritage Voting and Support Agreement
Exhibit B – Washington Banking Voting and Support Agreement
Exhibit C – Bank Merger Agreement
Exhibit D – Amendment to Bylaws
Exhibit E – Third Party Contracts

A-iii

INDEX OF DEFINED TERMS

Acquisition Proposal	49
Agreement	1
Articles of Merger	1
Bank Merger	4
Bank Merger Agreement	4
Bank Merger Certificates	4
Bank Regulatory Applications	41
BHC Act	7
BOLI	20
Cancelled Shares	2
Certificate	2
Chosen Courts	60
Closing	59
Closing Date	59
Code	1
Confidentiality Agreement	43
Covered Employees	44
DFI	10
Dissenting Shares	2
Effective Time	1
Enforceability Exceptions	19
Environmental Laws	19
ERISA	14
Exchange Act	12
Exchange Agent	5
Exchange Agent Agreement	5
Exchange Fund	5
Exchange Ratio	2
FDIC	8
Federal Reserve Board	10
GAAP	8
Governmental Entity	11
Heritage	1
Heritage 2014 Annual Meeting	48
Heritage Articles	4
Heritage Average Closing Price	3
Heritage Benefit Plans	30
Heritage Bylaws	4
Heritage Common Stock	2
Heritage Contract	33
Heritage Disclosure Schedule	24
Heritage ERISA Affiliate	30
Heritage Leased Properties	35
Heritage Meeting	43
Heritage Owned Properties	35
Heritage Qualified Plans	30
Heritage Real Property	35
Heritage Regulatory Agreement	34
Heritage Reports	32
Heritage Restricted Stock Award	25

A-iv

Heritage Stock Options	25
Heritage Stock Plan Amendment	43
Heritage Stock Plans	25
Heritage Subsidiary	24
HSR Act	10
Intellectual Property	21
IRS	13
Joint Proxy Statement	10
Letter of Transmittal	5
Liens	9
Loans	22
Material Adverse Effect	8
Materially Burdensome Regulatory Condition	42
Merger	1
Merger Consideration	2
Multiemployer Plan	15
Multiple Employer Plan	15
NASDAQ	3
Option Exchange Ratio	3
Parties	1
Per Share Cash Consideration	2
Permitted Encumbrances	20
Premium Cap	47
Regular Quarterly Dividends	38
Regulatory Agencies	11
Representatives	49
Requesting Party	43
Requisite Heritage Vote	26
Requisite Regulatory Approvals	52
Requisite Washington Banking Vote	10
S-4	10
Sarbanes-Oxley Act	12
SEC	4
Secretary of State	1
Securities Act	17
Shared-Loss Agreement	20
SRO	11
Subsidiary	8
Surviving Corporation	1
Takeover Statutes	21
Tax	14
Tax Return	14
Taxes	14
Termination Date	55
Termination Fee	57
Treasury	14
Trust Preferred Securities	50
Voting and Support Agreement	1
Washington Banking	1
Washington Banking Articles	8
Washington Banking Benefit Plans	14

A-v

Washington Banking Bylaws	8
Washington Banking Common Stock	2
Washington Banking Contract	18
Washington Banking Disclosure Schedule	7
Washington Banking ERISA Affiliate	14
Washington Banking Indemnified Parties	46
Washington Banking Insiders	51
Washington Banking Leased Properties	20
Washington Banking Meeting	43
Washington Banking Owned Properties	20
Washington Banking Qualified Plans	15
Washington Banking Real Property	20
Washington Banking Regulatory Agreement	19
Washington Banking Reports	17
Washington Banking Restricted Stock Unit Award	3
Washington Banking Stock Option	3
Washington Banking Stock Plans	3
Washington Banking Subsidiary	8
WBCA	1

A-vi

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of October 23, 2013 (this “Agreement”), by and between Heritage Financial Corporation, a Washington corporation (“Heritage”), and Washington Banking Company, a Washington corporation (“Washington Banking”, and together with Heritage, the “Parties”).

WITNESSETH:

WHEREAS, the Boards of Directors of Heritage and Washington Banking have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination provided for herein, pursuant to which Washington Banking will, subject to the terms and conditions set forth herein, merge with and into Heritage (the “Merger”), so that Heritage is the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) in the Merger; and

WHEREAS, for United States federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code; and

WHEREAS, as an inducement to each party to enter into this Agreement, each of the directors and executive officers of the Parties has simultaneously herewith entered into a voting and support agreement substantially in the form attached hereto as Exhibit A in the case of the directors and executive officers of Heritage and substantially in the form of Exhibit B in the case of the directors and executive officers of Washington Banking (each a “Voting and Support Agreement”) in connection with the Merger; and

WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Washington Business Corporation Act (the “WBCA”), at the Effective Time, Washington Banking shall merge with and into Heritage. Heritage shall be the Surviving Corporation in the Merger, and shall continue its corporate existence under the laws of the State of Washington. Upon consummation of the Merger, the separate corporate existence of Washington Banking shall terminate.

1.2 Effective Time. The Merger shall become effective as set forth in the articles of merger to be filed with the Secretary of State of the State of Washington (the “Secretary of State”), on the Closing Date (the “Articles of Merger”). The term “Effective Time” shall be the date and time when the Merger becomes effective, as set forth in the Articles of Merger.

1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in applicable provisions of the WBCA.

1.4 Conversion of Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Washington Banking, Heritage or the holder of any of the following securities:

(a) Each share of the common stock, no par value per share, of Heritage (“Heritage Common Stock”) issued and outstanding immediately prior to the Effective Time shall continue to be one validly issued, fully paid and nonassessable share of common stock, no par value per share, of the Surviving Corporation.

(b) Subject to Section 1.4(e), each share of the common stock, no par value per share, of Washington Banking (“Washington Banking Common Stock”) issued and outstanding immediately prior to the Effective Time, except for Cancelled Shares (as defined in Section 1.4(c)) and Dissenting Shares (as defined in Section 1.4(d)), shall be converted into the right to receive a fraction of a share of Heritage Common Stock equal to 0.89000 (the “Exchange Ratio”) and $2.75 in cash (the “Per Share Cash Consideration”) (collectively, the “Merger Consideration”). All of the shares of Washington Banking Common Stock converted into the right to receive the Merger Consideration pursuant to this Section 1.4(b) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Washington Banking Common Stock (each, a “Certificate”, it being understood that any reference to “Certificate” shall be deemed, as appropriate, to include reference to book-entry account statements relating to the ownership of Washington Banking Common Stock, and it being further understood that provisions herein relating to Certificates shall be interpreted in a manner that appropriately accounts for book-entry shares, including that, in lieu of delivery of a Certificate and a letter of transmittal as specified herein, shares held in book-entry form may be transferred by means of an “agent’s message” to the Exchange Agent or such other similar evidence of transfer as the Exchange Agent may reasonably request) shall thereafter represent only the right to receive the Merger Consideration into which the shares of Washington Banking Common Stock represented by such Certificate have been converted pursuant to this Section 1.4(b), as well as any cash in lieu of a fractional share interest as provided in Section 2.3(f) and any dividends as provided in Section 2.3(c).

(c) At the Effective Time, all shares of Washington Banking Common Stock that are owned by Washington Banking or Heritage (in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted) shall be cancelled and shall cease to exist and no Merger Consideration or other consideration shall be delivered in exchange therefor (such cancelled shares, the “Cancelled Shares”).

(d) Notwithstanding anything in this Agreement to the contrary, all shares of Washington Banking Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by a shareholder who did not vote in favor of the Merger (or consent thereto in writing) and who exercises dissenters rights when and in the manner required under Chapter 23B.13 of the WBCA shall not be converted into or be exchangeable for the right to receive the Merger Consideration (the “Dissenting Shares”), but instead such holder shall be entitled to only such rights as are granted with respect to the payment of the fair value of such shares under the applicable provisions of Chapter 23B.13 of the WBCA (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the rights provided for pursuant to the foregoing provisions of the WBCA and this Section 1.4(d)), unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost rights to demand or receive the fair value of such shares of Washington Banking Common Stock under the WBCA. If any shareholder dissenting pursuant to the WBCA and this Section 1.4(d) shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder’s shares of Washington Banking Common Stock shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Merger Consideration for each such share of Washington Banking Common Stock, in accordance with Section 1.4(b), without any interest thereon. Washington Banking shall give Heritage (i) prompt notice of any written notices to exercise dissenters’ rights in respect of any shares of Washington Banking Common Stock, attempted withdrawals of such notices and any other instruments served pursuant to the WBCA and received by Washington Banking relating to shareholders’ dissenters’ rights and (ii) the opportunity to participate in negotiations and proceedings with respect to demands for fair value under the WBCA. Washington Banking shall not, except with the prior written consent of Heritage, voluntarily make any payment with respect to, or settle, or offer or agree to settle, any such demand for payment. Any portion of the Merger Consideration made available to the Exchange Agent as defined in Section 2.1)

pursuant to Article II to pay for shares of Washington Banking Common Stock for which dissenters’ rights have been perfected shall be returned to Heritage upon demand.

(e) If, between the date of this Agreement and the Effective Time, the outstanding shares of Heritage Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split or similar event, an appropriate and proportionate adjustment shall be made to the Exchange Ratio to provide the holders of Washington Banking Common Stock converted into Merger Consideration the same economic effect as contemplated by this Agreement with respect to the stock portion of the Merger Consideration prior to such event, and as so adjusted shall, from and after the date of such event, be the Exchange Ratio, provided, that nothing in this Section 1.4(e) shall be construed to permit Heritage to take any action with respect to its securities that is prohibited by the terms of this Agreement.

1.5 Washington Banking Stock Options; Washington Banking Restricted Stock Unit Awards.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each option to purchase shares of Washington Banking Common Stock granted under the Washington Banking Stock Plans (a “Washington Banking Stock Option”) that is outstanding immediately prior to the Effective Time shall be converted into an option to purchase the number of whole shares of Heritage Common Stock that is equal to the number of shares of Washington Banking Common Stock subject to such Washington Banking Stock Option immediately prior to the Effective Time multiplied by the Option Exchange Ratio (rounded down to the nearest whole share), at an exercise price per share of Heritage Common Stock (rounded up to the nearest whole penny) equal to the exercise price for each share of Washington Banking Common Stock subject to such Washington Banking Stock Option immediately prior to the Effective Time divided by the Option Exchange Ratio, subject to the terms and conditions of the Washington Banking Stock Plan pursuant to which such Washington Banking Stock Option was granted and any associated award agreement. For purposes of this Agreement, the term “Option Exchange Ratio” means a fraction having a numerator equal to (i) the Per Share Cash Consideration plus (ii) the product of the Exchange Ratio multiplied by the Heritage Average Closing Price and having a denominator equal to Heritage Average Closing Price; the term “Washington Banking Stock Plans” means the Washington Banking 1998 Stock Option and Restricted Stock Award Plan and the Washington Banking 2005 Stock Incentive Plan; and the term “Heritage Average Closing Price” means the average of the volume weighted price (rounded to the nearest one ten thousandth) of Heritage Common Stock on the NASDAQ Global Select Market (the “NASDAQ”) for the ten trading days ending on the trading day immediately prior to the Closing Date (as defined in Section 9.1).

(b) At the Effective Time, each unit award in respect of a share of Washington Banking Common Stock subject to vesting, repurchase or other lapse restriction granted under a Washington Banking Stock Plan which is outstanding immediately prior to the Effective Time (a “Washington Banking Restricted Stock Unit Award”) shall be converted automatically into a restricted stock unit award in respect of the number of shares of Heritage Common Stock, rounded to the nearest whole share, equal to the product of the number of shares of Washington Banking Common Stock subject to the Washington Banking Restricted Stock Unit Award and the Option Exchange Ratio, with such converted restricted stock unit award to continue to be subject to the same terms and conditions as were applicable to the Washington Banking Restricted Stock Unit Award under the Washington Banking Stock Plan and the applicable award agreement thereunder (but taking into account any acceleration or vesting thereof provided for in the Washington Banking Stock Plan, or in the related award agreement, by reason of the consummation of the transactions contemplated hereby).

(c) At or prior to the Effective Time, the Board of Directors of Washington Banking and its compensation committee, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of this Section 1.5.

(d) At or prior to the Effective Time, the Board of Directors of Heritage and its compensation committee, as applicable, shall adopt any resolutions and take any necessary actions to reserve for future issuance a number of shares of Heritage Common Stock necessary to fulfill Heritage’s obligations under this Section 1.5. Promptly after the Effective Time, Heritage shall prepare and file with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form S-8 (or other appropriate form) registering such shares of Heritage Common Stock.

1.6 Articles of Incorporation of Surviving Corporation. At the Effective Time, the articles of incorporation of Heritage (the “Heritage Articles”), as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.7 Bylaws of Surviving Corporation. At the Effective Time, the bylaws of Heritage (the “Heritage Bylaws”), as in effect immediately prior to the Effective Time and as amended substantially in the form set forth in Exhibit D, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.8 Tax Consequences. It is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a “plan of reorganization” for the purposes of Sections 354 and 361 of the Code.

1.9 Bank Merger. Immediately following the Merger, Whidbey Island Bank, a Washington chartered commercial bank and a wholly-owned subsidiary of Washington Banking, will merge with and into Heritage Bank, a Washington chartered commercial bank and wholly-owned subsidiary of Heritage (the “Bank Merger”). Heritage Bank shall be the resulting institution in the Bank Merger and, following the Bank Merger, the separate corporate existence of Whidbey Island Bank shall cease with Heritage Bank adopting the “Whidbey Island Bank” name as an assumed business name with the intention of operating in the communities set forth in Section 1.9 of the Washington Banking Disclosure Schedule under such assumed business name. The Parties agree that the Bank Merger shall become effective immediately after the Effective Time. Washington Banking shall approve, and shall cause Whidbey Island Bank to approve and execute, and Heritage shall approve, and cause Heritage Bank to approve and execute, a plan of bank merger prior to the Closing Date (as defined in Section 9.1) substantially in the form attached hereto as Exhibit C (the “Bank Merger Agreement”). Washington Banking shall cause Whidbey Island Bank, and Heritage shall cause Heritage Bank, to execute such articles of merger and plans of merger and such other documents and certificates as are necessary to make the Bank Merger effective (the “Bank Merger Certificates”) immediately following the Effective Time.

1.10 Headquarters and Executive Offices of Surviving Corporation; Name. From and after the Effective Time, (i) the location of the headquarters of the Surviving Corporation shall be Olympia, Washington, (ii) the Surviving Corporation shall maintain executive offices in market areas where appropriate, and (iii) the name of the Surviving Corporation shall be “Heritage Financial Corporation”.

ARTICLE II

DELIVERY OF MERGER CONSIDERATION

2.1 Exchange Agent. Prior to the Effective Time, Heritage shall appoint an unrelated bank or trust company reasonably acceptable to Washington Banking, or Heritage’s transfer agent, pursuant to an agreement reasonably acceptable to Washington Banking (the “Exchange Agent Agreement”) to act as exchange agent (the “Exchange Agent”) hereunder.

2.2 Deposit of Merger Consideration. At or prior to the Effective Time, Heritage shall deposit with the Exchange Agent for exchange in accordance with Section 2.3: (a) the aggregate Per Share Cash Consideration in cash, and (b) an aggregate number of shares of Heritage Common Stock equal to the stock portion of the aggregate Merger Consideration (together with, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.3(f) (collectively, the “Exchange Fund”), and Heritage shall instruct the Exchange Agent to timely deliver the Merger Consideration.

2.3 Delivery of Merger Consideration.

(a) As soon as reasonably practicable after the Effective Time (and in any event within 10 days thereafter), and subject to the receipt by the Exchange Agent of a list of Washington Banking’s shareholders in a format that is reasonably acceptable to the Exchange Agent, the Exchange Agent shall mail to each holder of a Certificate, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to each Certificate shall pass, only upon delivery of such Certificate (or an affidavit of loss in lieu of such Certificate)) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement (the “Letter of Transmittal”) and (ii) instructions for use in surrendering each Certificate in exchange for the Merger Consideration, any cash in lieu of a fractional share of Heritage Common Stock to be issued or paid in consideration therefor and any dividends or distributions to which such holder is entitled pursuant to Section 2.3(c).

(b) As soon as reasonably practicable after surrender to the Exchange Agent of its Certificate or Certificates, accompanied by a properly completed Letter of Transmittal, but not later than five business days after the Effective Time for any book-entry shares of Washington Banking Common Stock, such holder of Washington Banking Common Stock will be entitled to receive the Merger Consideration, any cash in lieu of a fractional share of Heritage Common Stock to be issued or paid in consideration therefor, and any dividends or distributions to which such holder is entitled pursuant to Section 2.3(c), in respect of the shares of Washington Banking Common Stock represented by such holder’s Certificate or Certificates. Until so surrendered, each Certificate shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Merger Consideration, any cash in lieu of a fractional share of Heritage Common Stock to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with, and any dividends or distributions to which such holder is entitled pursuant to, this Article II.

(c) No dividends or other distributions with respect to Heritage Common Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Heritage Common Stock represented thereby, in each case unless and until the surrender of such Certificate in accordance with this Article II. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive, without interest, and in addition to the other amounts set forth herein, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of Heritage Common Stock represented by such Certificate and not paid and (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of Heritage Common Stock represented by such Certificate with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the Heritage Common Stock issuable with respect to such Certificate.

(d) In the event of a transfer of ownership of a Certificate representing Washington Banking Common Stock prior to the Effective Time that is not registered in the stock transfer records of Washington Banking, the Merger Consideration, any cash in lieu of a fractional share of Heritage Common Stock to be issued or paid in consideration therefor, and any dividends or distributions to which such holder is entitled, shall be issued or paid in exchange therefor to a person other than the person in whose name the Certificate so surrendered is registered if the Certificate formerly representing such Washington Banking Common Stock shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment or issuance shall pay any transfer or other similar Taxes (as defined in Section 3.10(b)) required by reason of the payment or issuance to a person other than the registered holder of the Certificate or establish to the satisfaction of Heritage that the Tax has been paid or is not applicable. The Exchange Agent (or, subsequent to the earlier of (x) six months after the Effective Time and (y) the expiration or termination of the Exchange Agent Agreement, Heritage) shall be entitled to deduct and withhold from the cash portion of the Merger Consideration and any cash in lieu of a fractional share of Heritage Common Stock otherwise payable pursuant to this Agreement to any holder of Washington Banking Common Stock such amounts as the Exchange Agent or Heritage, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign tax law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or Heritage, as the case may be, and timely paid over to the appropriate Governmental Entity (as defined in Section 3.4), such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Washington Banking Common Stock in respect of whom such deduction and withholding was made by the Exchange Agent or Heritage, as the case may be.

(e) After the Effective Time, there shall be no transfers on the stock transfer books of Washington Banking of the shares of Washington Banking Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of Washington Banking Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration, any cash in lieu of fractional shares of Heritage Common Stock to be issued or paid in consideration therefor, and any dividends or distributions to which such holder is entitled, in accordance with the procedures set forth in this Article II.

(f) Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of Heritage Common Stock shall be issued upon the surrender of Certificates for exchange, no dividend or distribution with respect to Heritage Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Heritage. In lieu of the issuance of any such fractional share, Heritage shall pay to each former shareholder of Washington Banking who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the Heritage Average Closing Price by (ii) the fraction of a share (after taking into account all shares of Washington Banking Common Stock held by such holder at the Effective Time and rounded to the nearest one ten (thousandth when expressed in decimal form)) of Heritage Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4(b).

(g) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Washington Banking at the expiration of six months after the Effective Time shall be paid to Heritage. In such event, any former shareholders of Washington Banking who have not theretofore complied with this Article II shall thereafter look only to Heritage with respect to the Merger Consideration, any cash in lieu of any fractional shares and any unpaid dividends and distributions on the Heritage Common Stock deliverable in respect of each share represented by a Certificate such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Heritage, Washington Banking, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of Washington Banking Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Heritage or the Exchange Agent, the posting by such person of a bond in such amount as Heritage may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, any cash in lieu of any fractional shares and any dividends and distributions to which such person is entitled deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF WASHINGTON BANKING

Except (i) as disclosed in the disclosure schedule delivered by Washington Banking to Heritage concurrently herewith (the “Washington Banking Disclosure Schedule”); provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the Washington Banking Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Washington Banking that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect (as defined in Section 3.1(a)) and

(c) any disclosures made with respect to a section of Article III shall be deemed to qualify (1) any other section of Article III specifically referenced or cross-referenced and (2) other sections of Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (ii) as disclosed in any Washington Banking Reports (as defined in Section 3.12) filed with the SEC by Washington Banking since December 31, 2012, and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Washington Banking hereby represents and warrants to Heritage as follows:

3.1 Corporate Organization.

(a) Washington Banking is a corporation duly organized, validly existing and in good standing under the laws of the State of Washington, and is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). Washington Banking has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Washington Banking is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Washington Banking. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Heritage, Washington Banking or the Surviving Corporation, as the case may be, a material adverse effect on (i) the business, properties, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided, however, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in United States generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally, (D) public disclosure of the transactions contemplated hereby or actions or inactions expressly required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby, or (E) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections, but not, in either case, including the underlying causes thereof; except, with respect to subclauses (A), (B), or (C), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate), or (ii) the ability of such party to timely consummate the transactions contemplated hereby. As used in this Agreement, the word “Subsidiary” when used with respect to any party, means any corporation, partnership, limited liability company, bank or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes. True and complete copies of the articles of incorporation of Washington Banking (the “Washington Banking Articles”) and the bylaws of Washington Banking (the “Washington Banking Bylaws”), as in effect as of the date of this Agreement, have previously been made available by Washington Banking to Heritage.

(b) Each Subsidiary of Washington Banking (a “Washington Banking Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on Washington Banking and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any

Subsidiary of Washington Banking to pay dividends or distributions except for statutory restrictions on dividends or distributions generally applicable to all entities of the same type and, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of Washington Banking that is an insured depository institution are insured by the Federal Deposit Insurance Corporation (“FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 3.1(b) of the Washington Banking Disclosure Schedule sets forth a true and complete list of all Subsidiaries of Washington Banking as of the date hereof.

3.2 Capitalization.

(a) The authorized capital stock of Washington Banking consists of 35,000,000 shares of Washington Banking Common Stock and 26,380 shares of preferred stock, no par value per share, of which no shares of preferred stock are issued or outstanding. As of the date of this Agreement, there are (i) 15,532,199 shares of Washington Banking Common Stock issued and outstanding, (ii) 100,650 shares of Washington Banking Common Stock reserved for issuance upon the exercise of outstanding Washington Banking Stock Options, (iii) 131,475 shares of Washington Banking Common Stock reserved for issuance upon the vesting of Washington Banking Restricted Stock Unit Awards and (iv) no other shares of capital stock or other voting securities of Washington Banking issued, reserved for issuance or outstanding. All outstanding Washington Banking Restricted Stock Unit Awards are in the form of restricted stock units and none are evidenced by restricted shares of Washington Banking Common Stock. All of the issued and outstanding shares of Washington Banking Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, there are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Washington Banking may vote. Except as set forth in Section 3.2(a) of the Washington Banking Disclosure Schedule, as of the date of this Agreement, no trust preferred or subordinated debt securities of Washington Banking are issued or outstanding. Other than Washington Banking Stock Options and Washington Banking Restricted Stock Unit Awards issued prior to the date of this Agreement, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating Washington Banking to issue, transfer, sell, purchase, redeem or otherwise acquire, any such securities. There are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Washington Banking Common Stock or other equity interests of Washington Banking. Section 3.2(a) of the Washington Banking Disclosure Schedule sets forth a true, correct and complete list of all Washington Banking Stock Options and Washington Banking Restricted Stock Unit Awards outstanding as of the date hereof specifying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of shares subject to each such Washington Banking Stock Option and Washington Banking Restricted Stock Unit Award, (iii) the grant date and vesting dates of each such Washington Banking Stock Option and Washington Banking Restricted Stock Unit Award and (iv) the exercise price for each such Washington Banking Stock Option. Other than the Washington Banking Stock Options and the Washington Banking Restricted Stock Unit Awards set forth above, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Washington Banking or any of its Subsidiaries) are outstanding, other than as permitted by Section 5.2(b)(iii). Washington Banking has not elected to defer interest payments with respect to any trust preferred securities or related debentures issued by it or any of its affiliates.

(b) Except as set forth in Section 3.2(b) of the Washington Banking Disclosure Schedule, Washington Banking owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Washington Banking Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Whidbey Island Bank, as provided under applicable law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Washington Banking Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

(c) Washington Banking does not have a dividend reinvestment plan or any shareholders’ rights plan.

3.3 Authority; No Violation.

(a) Except as specified below in this Section 3.3(a), Washington Banking has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of Washington Banking. The Board of Directors of Washington Banking has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Washington Banking and its shareholders and has directed that this Agreement and the transactions contemplated hereby be submitted to Washington Banking’s shareholders for approval at a meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement by the affirmative vote of the holders of two-thirds of the outstanding shares of Washington Banking Common Stock (the “Requisite Washington Banking Vote”), and the adoption and approval of the Bank Merger Agreement by Washington Banking as the sole shareholder of Whidbey Island Bank, no other corporate proceedings on the part of Washington Banking are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Washington Banking and (assuming due authorization, execution and delivery by Heritage) constitutes a valid and binding obligation of Washington Banking, enforceable against Washington Banking in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exception (as defined in Section 3.16)).

(b) Neither the execution and delivery of this Agreement by Washington Banking nor the consummation by Washington Banking or any Washington Banking Subsidiary of the transactions contemplated hereby, nor compliance by Washington Banking with any of the terms or provisions hereof, will (i) violate any provision of the Washington Banking Articles or Washington Banking Bylaws or the organization or governing documents of any Washington Banking Subsidiary or (ii) assuming that the filings, notices, consents and approvals referred to in Section 3.4 are duly obtained and/or made as applicable, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Washington Banking or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Washington Banking or any of its Subsidiaries under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Washington Banking or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (ii) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Washington Banking.

3.4 Consents and Approvals. Except for (i) the filing of applications, filings and notices, as applicable, with the NASDAQ, and approval of such applications, filings and notices, (ii) the filing of applications, filings and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act and approval of such applications, filings and notices, (iii) the filing of applications, filings and notices, as applicable, with the Washington State Department of Financial Institutions, Division of Banks (the “DFI”) and the FDIC, and approval of such applications, filings and notices, (iv) the filing with the SEC of a joint proxy statement in definitive form relating to the meetings of Washington Banking’s and Heritage’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Joint Proxy Statement”), and of the registration statement on

Form S-4 in which the Joint Proxy Statement will be included as a prospectus, to be filed with the SEC by Heritage in connection with the transactions contemplated by this Agreement (the “S-4”) and declaration of effectiveness of the S-4, (v) any filings or notices with the United States Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (vi) the filing of the Articles of Merger and a short form plan of merger (in lieu of this Agreement) with the Washington Secretary of State pursuant to the WBCA and the filing of the Bank Merger Certificates, and (vii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Heritage Common Stock pursuant to this Agreement and the approval of the listing of such Heritage Common Stock on the NASDAQ, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality or SRO (as defined in Section 3.5) (each a “Governmental Entity”) are necessary in connection with (A) the execution and delivery by Washington Banking of this Agreement or (B) the consummation by Washington Banking of the Merger and the consummation by Washington Banking or any Washington Banking Subsidiary of the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, Washington Banking is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.

3.5 Reports. Washington Banking and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2010 with (i) any state regulatory authority, including the DFI, (ii) the SEC, (iii) the Federal Reserve Board, (iv) the FDIC, (v) any foreign regulatory authority and (vi) any self-regulatory organization (an “SRO”) ((i) — (vi), collectively “Regulatory Agencies”), including, without limitation, any report, registration or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Washington Banking. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of Washington Banking and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Washington Banking, investigation into the business or operations of Washington Banking or any of its Subsidiaries since January 1, 2010, except where such proceedings or investigation would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Washington Banking. There (i) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Washington Banking or any of its Subsidiaries, and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Washington Banking or any of its Subsidiaries since January 1, 2010, in each case in clause (i) and (ii), which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Washington Banking.

3.6 Financial Statements.

(a) The financial statements of Washington Banking and its Subsidiaries included (or incorporated by reference) in the Washington Banking Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Washington Banking and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Washington Banking and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Washington Banking and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Moss Adams LLP has not resigned (or informed Washington Banking that it intends to resign) or been dismissed as independent public accountants of Washington Banking as a result of or in connection with any disagreements with Washington Banking on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Washington Banking, neither Washington Banking nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Washington Banking included in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2013, or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of Washington Banking and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Washington Banking or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on Washington Banking. Washington Banking (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to ensure that material information relating to Washington Banking, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Washington Banking by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Washington Banking’s outside auditors and the audit committee of Washington Banking’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Washington Banking’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Washington Banking’s internal controls over financial reporting. These disclosures were made in writing by management to Washington Banking’s auditors and audit committee and a copy has previously been made available to Heritage. There is no reason to believe that Washington Banking’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since January 1, 2010, (i) neither Washington Banking nor any of its Subsidiaries, nor, to the knowledge of Washington Banking, any director, officer, auditor, accountant or representative of Washington Banking or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Washington Banking or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Washington Banking or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Washington Banking or any of its Subsidiaries, whether or not employed by Washington Banking or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Washington Banking or any of its officers, directors, employees or agents to the Board of Directors of Washington Banking or any committee thereof or to the knowledge of Washington Banking, to any director or officer of Washington Banking.

3.7 Broker’s Fees. With the exception of the engagement of Sandler O’Neill & Partners, L.P., neither Washington Banking nor any Washington Banking Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. Washington Banking has disclosed to Heritage as of the date hereof the aggregate fees provided for in connection with the engagement by Washington Banking of Sandler O’Neill & Partners, L.P. related to the Merger and the other transactions contemplated hereunder.

3.8 Absence of Certain Changes or Events.

(a) Since June 30, 2013, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Washington Banking.

(b) Since June 30, 2013, other than entering into this Agreement or in connection with this Agreement or the transactions contemplated hereby, Washington Banking and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

3.9 Legal Proceedings.

(a) Except as would not reasonably be expected to result in a Material Adverse Effect on Washington Banking, neither Washington Banking nor any of its Subsidiaries is a party to any, and there are no pending or, to Washington Banking’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Washington Banking or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b) There is no material injunction, order, judgment, decree or regulatory restriction (other than regulatory restrictions of general application to banks and bank holding companies) imposed upon Washington Banking, any of its Subsidiaries or the assets of Washington Banking or any of its Subsidiaries (or that, upon consummation of the Merger or the Bank Merger, would apply to the Surviving Corporation or any of its affiliates).

3.10 Taxes and Tax Returns.

(a) Each of Washington Banking and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither Washington Banking nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of Washington Banking and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of Washington Banking and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. Neither Washington Banking nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. The federal income Tax Returns of Washington Banking and its Subsidiaries for all years to and including 2009 have been examined by the Internal Revenue Service (the “IRS”) or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. Neither Washington Banking nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of Washington Banking and its Subsidiaries or the assets of Washington Banking and its Subsidiaries. Washington Banking has made available to Heritage true and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six years. Neither Washington Banking nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Washington Banking and its Subsidiaries). Neither Washington Banking nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Washington Banking) or (B) has any liability for the Taxes of any person (other than

Washington Banking or any of its Subsidiaries) under U.S. Department of the Treasury (“Treasury”) Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither Washington Banking nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither Washington Banking nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1). At no time during the past five years has Washington Banking been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(b) As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon.

(c) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

3.11 Employees.

(a) Section 3.11(a) of the Washington Banking Disclosure Schedule lists all material employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, or other benefit plans, programs or arrangements, and all retention, bonus, employment, termination, change in control and severance plans, programs, arrangements or agreements, and other similar contracts or agreements to or with respect to which Washington Banking or any Subsidiary or any trade or business of Washington Banking or any of its Subsidiaries, whether or not incorporated, all of which together with Washington Banking would be deemed a “single employer” within the meaning of Section 4001(b)(1) of ERISA or subsections (b), (c), (m) or (o) of Section 414 of the Code (each, a “Washington Banking ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by Washington Banking or any of its Subsidiaries or any Washington Banking ERISA Affiliate for the benefit of any current or former employee, officer, director or independent contractor of Washington Banking or any of its Subsidiaries or any Washington Banking ERISA Affiliate (all such plans, programs, arrangements, contracts or agreements, collectively, the “Washington Banking Benefit Plans”).

(b) Washington Banking has heretofore made available to Heritage true and complete copies of each of the Washington Banking Benefit Plans and related material documents, including, but not limited to, (i) all summary plan descriptions, amendments, modifications or material supplements to the most recent versions of any Washington Banking Benefit Plan, (ii) the annual reports (Forms 5500), if any, filed with the IRS for the last two plan years, (iii) the most recently received IRS determination or opinion letters, if any, relating to a Washington Banking Benefit Plan, and (iv) the most recently prepared actuarial report for each Washington Banking Benefit Plan (if applicable) for each of the last two years.

(c) Each Washington Banking Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code. Neither Washington Banking nor any of its Subsidiaries has taken any action to take corrective action or make a filing under any voluntary correction program of the IRS, United States Department of Labor or any other Governmental Entity with respect to any Washington Banking Benefit Plan, and neither Washington Banking nor any of its Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such program.

(d) Section 3.11(d) of the Washington Banking Disclosure Schedule identifies each Washington Banking Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Washington Banking Qualified Plans”). The IRS has issued a favorable determination letter, or an opinion letter for a prototype or volume submitter plan upon which Washington Banking may rely, with respect to each Washington Banking Qualified Plan and the related trust, which letter has not been revoked (nor has revocation been threatened), and, to the knowledge of Washington Banking, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any Washington Banking Qualified Plan or the related trust or materially increase the costs relating thereto. No trust funding any Washington Banking Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

(e) Each Washington Banking Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and any award thereunder, in each case that is subject to Section 409A of the Code, has (i) since January 1, 2005, been maintained and operated, in all material respects, in good faith compliance with Section 409A of the Code and IRS Notice 2005-1 and (ii) since January 1, 2009, been, in all material respects, in documentary and operational compliance with Section 409A of the Code.

(f) No Washington Banking Benefit Plan is subject to Title IV or Section 302 of ERISA.

(g) None of Washington Banking and its Subsidiaries nor any Washington Banking ERISA Affiliate has, at any time during the last six years, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of Washington Banking and its Subsidiaries nor any Washington Banking ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(h) Except as set forth in Section 3.11(h) of the Washington Banking Disclosure Schedule, neither Washington Banking nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(i) All material contributions required to be made to any Washington Banking Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Washington Banking Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Washington Banking.

(j) There are no pending or, to the knowledge of Washington Banking, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to Washington Banking’s knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the Washington Banking Benefit Plans, any fiduciaries thereof with respect to their duties to the Washington Banking Benefit Plans or the assets of any of the trusts under any of the Washington Banking Benefit Plans which could reasonably be expected to result in any material liability of Washington Banking or any of its Subsidiaries to any Governmental Entity, any Multiemployer Plan, a Multiple Employer Plan, any participant in a Washington Banking Benefit Plan, or any other party.

(k) None of Washington Banking and its Subsidiaries nor any Washington Banking ERISA Affiliate nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of the Washington Banking Benefit Plans or their related trusts, Washington Banking, any of its Subsidiaries, any Washington Banking ERISA Affiliate or any person that Washington Banking or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(l) Except as set forth in Section 3.11(l) of the Washington Banking Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of Washington Banking or any of its Subsidiaries (other than a right to payment or benefit that has been waived in writing by such person), or result in any limitation on the right of Washington Banking or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Washington Banking Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by Washington Banking or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code or will not be deductible under Section 162(m) of the Code. Neither Washington Banking nor any of its Subsidiaries maintains or contributes to a rabbi trust or similar funding vehicle, and the transactions contemplated by this Agreement will not cause or require Washington Banking or any of its affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle. No Washington Banking Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 or 409A of the Code, or otherwise. Washington Banking has made available to Heritage copies of Section 280G calculations (whether or not final) with respect to any disqualified individual in connection with the transactions contemplated hereby.

(m) There are no pending or, to Washington Banking’s knowledge, threatened material labor grievances or material unfair labor practice claims or charges against Washington Banking or any of its Subsidiaries, or any strikes or other material labor disputes against Washington Banking or any of its Subsidiaries. Neither Washington Banking nor any of its Subsidiaries are party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Washington Banking or any of its Subsidiaries and, to the knowledge of Washington Banking, there are no organizing efforts by any union or other group seeking to represent any employees of Washington Banking or any of its Subsidiaries.

3.12 SEC Reports. Washington Banking has previously made available to Heritage an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since December 31, 2010 and prior to the date hereof by Washington Banking pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act (the “Washington Banking Reports”) and (b) communication mailed by Washington Banking to its shareholders since December 31, 2010 and prior to the date hereof, and no such Washington Banking Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since December 31, 2010, as of their respective dates, all Washington Banking Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Washington Banking has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Washington Banking Reports.

3.13 Compliance with Applicable Law. Washington Banking and each of its Subsidiaries hold, and have at all times since December 31, 2010, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Washington Banking, and to the knowledge of Washington Banking no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Washington Banking and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Washington Banking or any of its Subsidiaries, including without limitation all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Whidbey Island Bank has a Community Reinvestment Act rating of “satisfactory” or better. Without limitation, none of Washington Banking, or its Subsidiaries, or to the knowledge of Washington Banking, any director, officer, employee, agent or other person acting on behalf of Washington Banking or any of its Subsidiaries has, directly or indirectly, (i) used any funds of Washington Banking or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Washington Banking or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of Washington Banking or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of Washington Banking or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Washington Banking or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Washington Banking or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the Treasury.

3.14 Certain Contracts.

(a) Except as set forth in Section 3.14(a) of the Washington Banking Disclosure Schedule, as of the date hereof, neither Washington Banking nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers or employees, (ii) which, upon the execution or delivery of this Agreement, shareholder approval of this Agreement or the consummation of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from Heritage, Washington Banking, the Surviving Corporation, or any of their respective Subsidiaries to any director, officer, employee or independent contractor thereof, (iii) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (iv) which contains a non-compete or client or customer non-solicit requirement or any other provision that restricts the conduct of any line of business by Washington Banking or any of its affiliates or upon consummation of the Merger or the Bank Merger will restrict the ability of the Surviving Corporation or any of its affiliates to engage in any line of business, (v) in respect of any collective bargaining or similar agreement, with or to a labor union or guild, (vi) (including any Washington Banking Benefit Plan) any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of the execution and delivery of this Agreement, shareholder approval of this Agreement or the consummation of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, (vii) that relates to the incurrence of indebtedness by

Washington Banking or any of its Subsidiaries (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank of Seattle and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business consistent with past practice) in the principal amount of $250,000 or more including any sale and leaseback transactions, capitalized leases and other similar financing transactions, (viii) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Washington Banking or its Subsidiaries, (ix) that involves the payment by Washington Banking or any of its Subsidiaries of more than $100,000 per annum or $250,000 in the aggregate (other than any such contracts which are terminable by Washington Banking or any of its Subsidiaries on sixty days or less notice without any required payment or other conditions, other than the condition of notice), (x) that obligates Washington Banking or any of its Subsidiaries to conduct business with a third party on an exclusive or preferential basis, or (xi) that provides for contractual indemnification of more than $25,000 to any director, officer, employee or independent contractor. Each contract, arrangement, commitment or understanding of the type described in this Section 3.14(a), whether or not set forth in the Washington Banking Disclosure Schedule, is referred to herein as a “Washington Banking Contract,” and neither Washington Banking nor any of its Subsidiaries knows of, or has received notice of, any material violation of the above by any of the other parties thereto.

(b) To the knowledge of Washington Banking, (i) each Washington Banking Contract is valid and binding on Washington Banking or one of its Subsidiaries, as applicable, and in full force and effect, (ii) Washington Banking and each of its Subsidiaries has performed all material obligations required to be performed by it under each Washington Banking Contract, (iii) each third-party counterparty to each Washington Banking Contract has performed all material obligations required to be performed by it under such Washington Banking Contract, and (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of Washington Banking or any of its Subsidiaries under any such Washington Banking Contract.

3.15 Agreements with Regulatory Agencies. Neither Washington Banking nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2010, a recipient of any supervisory letter from, or since January 1, 2010, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Washington Banking Disclosure Schedule, a “Washington Banking Regulatory Agreement”), nor has Washington Banking or any of its Subsidiaries been advised since January 1, 2010, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Washington Banking Regulatory Agreement.

3.16 Risk Management Instruments. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Washington Banking, any of its Subsidiaries or for the account of a customer of Washington Banking or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and (assuming due authorization, execution and delivery by the applicable counterparty) are legal, valid and binding obligations of Washington Banking or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”), and are in full force and effect. Washington Banking and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to Washington Banking’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.17 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Washington Banking, Washington Banking and its Subsidiaries are in compliance, and have complied, with any federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (i) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (ii) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (iii) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions or, to the knowledge of Washington Banking any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Washington Banking or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against Washington Banking, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Washington Banking. To the knowledge of Washington Banking, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Washington Banking. Washington Banking is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, governmental authority, regulatory agency or third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Washington Banking.

3.18 Investment Securities, Commodities and BOLI.

(a) Each of Washington Banking and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Washington Banking or its Subsidiaries. Such securities and commodities are valued on the books of Washington Banking in accordance with GAAP in all material respects.

(b) Washington Banking and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that Washington Banking believes are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, Washington Banking has made available to Heritage the material terms of such policies, practices and procedures.

(c) Section 3.18 of the Washington Banking Disclosure Schedule sets forth a true, correct and complete description of all bank owned life insurance (“BOLI”) owned by Washington Banking or its Subsidiaries, including the value of its BOLI. Washington Banking and its Subsidiaries have taken all actions necessary to comply in all material respects with applicable law in connection with the purchase of BOLI. The value of such BOLI is and has been fairly and accurately reflected in all material respects in the most recent balance sheet included in the Washington Banking Reports in accordance with GAAP. Except as set forth in Section 3.18 of the Washington Banking Disclosure Schedule, all BOLI set forth in Section 3.18 of the Washington Banking Disclosure Schedule is owned solely by Washington Banking or its Subsidiaries, no other person has any ownership claims with respect to such BOLI or proceeds of insurance derived therefrom and there is no split dollar or similar benefit under Washington Banking or its Subsidiaries BOLI. Neither Washington Banking nor its Subsidiaries has any outstanding borrowings secured in whole or part by its BOLI.

3.19 Real Property. Washington Banking or a Washington Banking Subsidiary (a) has good and marketable title to all the real property reflected in the latest audited balance sheet included in the Washington Banking Reports as being owned by Washington Banking or a Washington Banking Subsidiary or acquired after the date thereof (except (x) properties sold or otherwise disposed of since the date thereof in the ordinary course of business, and (y) properties classified by Washington Banking as “Other Real Estate Owned” that have loss share coverage under a shared-loss agreement with the FDIC, as Receiver (a “Shared-Loss Agreement”), to which Washington Banking or any of its Subsidiaries is a party (the “Washington Banking Owned Properties”), free and clear of all material Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Washington Banking Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “Washington Banking Leased Properties” and, collectively with the Washington Banking Owned Properties, the “Washington Banking Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to Washington Banking’s knowledge, the lessor. There are no pending or, to the knowledge of Washington Banking, threatened condemnation proceedings against the Washington Banking Real Property.

3.20 Intellectual Property. Washington Banking and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected to have a Material Adverse Effect on Washington Banking: (i) (A) the use of any Intellectual Property by Washington Banking and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Washington Banking or any Washington Banking Subsidiary acquired the right to use any Intellectual Property, and (B) no person has asserted in writing to Washington Banking that Washington Banking or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (ii) no person is challenging, infringing on or otherwise violating any right of Washington Banking or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to Washington Banking or its Subsidiaries, and (iii) neither Washington Banking nor any Washington Banking Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by Washington Banking or any Washington Banking Subsidiary, and Washington Banking and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by Washington Banking and its Subsidiaries. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and know-how, including processes, technologies, protocols, formulae, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not and whether in published or unpublished works, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; computer programs, whether in source code or object code form (including any and all software implementation algorithms), databases and compilations (including any and all data and collections of data); and any similar intellectual property or proprietary rights.

3.21 Related Party Transactions. Except as set forth in Section 3.21 of the Washington Banking Disclosure Schedule, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Washington Banking or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Washington Banking or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Washington Banking Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of Washington Banking) on the other hand, except those of a type available to employees of Washington Banking or its Subsidiaries generally or those related to compensation solely resulting from an employment relationship.

3.22 State Takeover Laws. Either this Agreement and the transactions contemplated hereby are exempt from, or the Board of Directors of Washington Banking has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and such transactions, the restrictions on “business combinations” set forth in any “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law (any such laws, “Takeover Statutes”) applicable to Washington Banking or any of its Subsidiaries.

3.23 Reorganization. Washington Banking has not taken any action and is not aware of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.24 Opinion. Prior to the execution of this Agreement, Washington Banking has received an oral opinion (to be confirmed in writing) from Sandler O’Neill & Partners, L.P., to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration is fair from a financial point of view to the holders of Washington Banking Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.25 Washington Banking Information. The information relating to Washington Banking and its Subsidiaries which is provided by Washington Banking or its representatives for inclusion in the Joint Proxy Statement and the S-4, or in any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, and will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

3.26 Loan Portfolio.

(a) As of the date hereof, except as set forth in Section 3.26(a) of the Washington Banking Disclosure Schedule, neither Washington Banking nor any of its Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which Washington Banking or any Subsidiary of Washington Banking is a creditor which, as of September 30, 2013, was over ninety days or more delinquent in payment of principal or interest (excluding a Loan that is a covered asset under Shared-Loss Agreement), or (ii) Loans with any director, executive officer or 5% or greater shareholder of Washington Banking or any of its Subsidiaries, or to the knowledge of Washington Banking, any affiliate of any of the foregoing. Set forth in Section 3.26(a) of the Washington Banking Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of Washington Banking and its Subsidiaries that, as of September 30, 2013, were classified by Washington Banking as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of such Loans by category of Loan (e.g., commercial, consumer, etc.), and (B) each asset of Washington Banking or any of its Subsidiaries that, as of September 30, 2013, was classified as “Other Real Estate Owned” and the book value thereof, indicating in the case of subparts (A) and (B) whether the Loan or asset is a covered asset under a Shared-Loss Agreement.

(b) To Washington Banking’s knowledge, each Loan of Washington Banking and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Washington Banking and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(c) Each outstanding Loan originated, administered and/or serviced by Washington Banking or any of its Subsidiaries was originated, administered and/or serviced, by Washington Banking or a Washington Banking Subsidiary, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Washington Banking and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(d) None of the agreements pursuant to which Washington Banking or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(e) There are no outstanding Loans made by Washington Banking or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of Washington Banking or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(f) Neither Washington Banking nor any of its Subsidiaries is now nor has it ever been since December 31, 2010, subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

(g) Washington Banking and its Subsidiaries have administered and serviced the Loans and leases acquired from the FDIC, as Receiver, that are subject to any Shared-Loss Agreements, in all material respects, in accordance with the relevant notes and other credit and security documents, the requirements of the Shared-Loss Agreements and with all applicable federal, state and local laws, regulations and rules.

3.27 Insurance. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Washington Banking, (a) Washington Banking and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Washington Banking reasonably has determined to be prudent and consistent with industry practice, and Washington Banking and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Washington Banking and its Subsidiaries, Washington Banking or the relevant Subsidiary thereof is the sole beneficiary of such policies, and (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

3.28 Shared-Loss Agreements. To the knowledge of Washington Banking, Whidbey Island Bank (i) has not been underpaid or overpaid any amounts under the Shared-Loss Agreements by the FDIC, as Receiver, (ii) has timely and properly filed all reports and documents with the FDIC, as Receiver, in accordance with the terms of the Shared-Loss Agreements, and (iii) is not in default or violation of any of its material duties or obligations under any of the Shared-Loss Agreements.

3.29 No Other Representations or Warranties.

(a) Except for the representations and warranties made by Washington Banking in this Article III, neither Washington Banking nor any other person makes any express or implied representation or warranty with respect to Washington Banking, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Washington Banking hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Washington Banking nor any other person makes or has made any representation or warranty to Heritage or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Washington Banking, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by Washington Banking in this Article III, any oral or written information presented to Heritage or any of its affiliates or representatives in the course of their due diligence investigation of Washington Banking, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Washington Banking acknowledges and agrees that neither Heritage nor any other person has made or is making any express or implied representation or warranty to it other than those contained in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF HERITAGE

Except (i) as disclosed in the disclosure schedule delivered by Heritage to Washington Banking concurrently herewith (the “Heritage Disclosure Schedule”); provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the Heritage Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Heritage that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect, and (c) any disclosures made with respect to a section of Article IV shall be deemed to qualify (1) any other section of Article IV specifically referenced or cross-referenced and (2) other sections of Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (ii) as disclosed in any Heritage Reports (as defined in Section 4.12) filed with the SEC by Heritage since December 31, 2012, and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Heritage hereby represents and warrants to Washington Banking as follows:

4.1 Corporate Organization.

(a) Heritage is a corporation duly organized, validly existing and in good standing under the laws of the State of Washington and is a bank holding company duly registered under the BHC Act. Heritage has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Heritage. True and complete copies of the Heritage Articles and Heritage Bylaws, as in effect as of the date of this Agreement, have previously been made available by Heritage to Washington Banking.

(b) Each Subsidiary of Heritage (a “Heritage Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on Heritage, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of Heritage to pay dividends or distributions except for statutory restrictions on dividends or distributions generally applicable to all entities of the same type, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of Heritage that is an insured depository institution are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 4.1(b) of the Heritage Disclosure Schedule sets forth a true and complete list of all Subsidiaries of Heritage as of the date hereof.

4.2 Capitalization.

(a) The authorized capital stock of Heritage consists of 50,000,000 shares of Heritage Common Stock and 2,500,000 shares of preferred stock, no par value per share, of which no shares of preferred stock are issued or outstanding. As of the date of this Agreement, there are (i) 16,210,802 shares of Heritage Common Stock issued and outstanding, including 204,111 shares of Heritage Common Stock granted in respect of outstanding awards of restricted Heritage Common Stock under a Heritage Stock Plan (as defined below) (a “Heritage Restricted Stock Award”), (ii) 196,576 shares of Heritage Common Stock reserved for issuance upon the exercise of outstanding stock options to purchase shares of Heritage Common Stock granted under a Heritage Stock Plan (“Heritage Stock Options”), (iii) 109,746 shares of Heritage Common Stock reserved for issuance pursuant to future grants under the Heritage Stock Plans, and (v) no other shares of capital stock or other voting securities of Heritage issued, reserved for issuance or outstanding. As used herein, the “Heritage Stock Plans” shall mean all employee and director equity incentive plans of Heritage in effect as of the date of this Agreement. All of the issued and outstanding shares of Heritage Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, there are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Heritage may vote. No trust preferred or subordinated debt securities of Heritage are issued or outstanding. Other than Heritage Stock Options issued prior to the date of this Agreement, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating Heritage to issue, transfer, sell, purchase, redeem or otherwise acquire, any such securities. There are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Heritage Common Stock or other equity interests of Heritage. Other than the Heritage Stock Options and the Heritage Restricted Stock Awards set forth above, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Heritage or any of its Subsidiaries) are outstanding, other than as permitted by Section 5.2(b)(iii).

(b) Heritage owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Heritage Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Heritage Bank, as provided under applicable law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Heritage Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

(c) Heritage does not have a dividend reinvestment plan or any shareholders’ rights plan.

4.3 Authority; No Violation.

(a) Except as specified below in this Section 4.3(a), Heritage has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of Heritage. The Board of Directors of Heritage has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Heritage and its shareholders and has directed that this Agreement and the transactions contemplated hereby be submitted to Heritage’s shareholders for approval at a meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement by the affirmative vote of the holders of two-thirds of the outstanding shares of Heritage Common Stock (the “Requisite Heritage Vote”) and the adoption and approval of the Bank Merger Agreement by Heritage as the sole shareholder of Heritage Bank, no other corporate proceedings on the part of Heritage are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Heritage and (assuming due authorization, execution and delivery by Washington Banking) constitutes a valid and binding obligation of Heritage, enforceable against Heritage in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The Heritage Common Stock to be issued in the Merger (including the shares issued to holders of Washington Banking Stock Options and Washington Banking Restricted Stock Unit Awards), have been validly authorized (subject to the approval of the Agreement by the holders of Heritage Common Stock), when issued, will be validly issued, fully paid and nonassessable, and no current or past shareholder of Heritage will have any preemptive right or similar rights in respect thereof.

(b) Neither the execution and delivery of this Agreement by Heritage, nor the consummation by Heritage or any Heritage Subsidiary of the transactions contemplated hereby, nor compliance by Heritage with any of the terms or provisions hereof, will (i) violate any provision of the Heritage Articles or Heritage Bylaws or the organization or governing documents of any Heritage Subsidiary, or (ii) assuming that the filings, notices, consents and approvals referred to in Section 4.4 are duly obtained and/or made as applicable, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Heritage, any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Heritage or any of its Subsidiaries under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Heritage or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (ii) above) for such violations, conflicts, breaches or defaults which either individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on Heritage.

4.4 Consents and Approvals. Except for the filings, notices, consents and approvals referred to in Section 3.4 hereof, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (i) the execution and delivery by Heritage of this Agreement or (ii) the consummation by Heritage of the Merger and the consummation by Heritage or any Heritage Subsidiary of the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, Heritage is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.

4.5 Reports. Heritage and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2010 with any Regulatory Agencies, including, without limitation, any report, registration or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Heritage. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of Heritage and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Heritage, investigation into the business or operations of Heritage or any of its Subsidiaries since January 1, 2010, except where such proceedings or investigation would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Heritage. There (i) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Heritage or any of its Subsidiaries, and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Heritage or any of its Subsidiaries since January 1, 2010, in each case in clause (i) and (ii), which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Heritage.

4.6 Financial Statements.

(a) The financial statements of Heritage and its Subsidiaries included (or incorporated by reference) in the Heritage Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Heritage and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Heritage and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Heritage and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Crowe Horwath LLP has not resigned (or informed Heritage that it intends to resign) or been dismissed as independent public accountants of Heritage as a result of or in connection with any disagreements with Heritage on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Heritage, neither Heritage nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Heritage included in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2013, or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of Heritage and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Heritage or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on Heritage. Heritage (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Heritage, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Heritage by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Heritage’s outside auditors and the audit committee of Heritage’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Heritage’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Heritage’s internal controls over financial reporting. These disclosures were made in writing by management to Heritage’s auditors and audit committee and a copy has previously been made available to Washington Banking. There is no reason to believe that Heritage’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since January 1, 2010, (i) neither Heritage nor any of its Subsidiaries, nor, to the knowledge of Heritage, any director, officer, auditor, accountant or representative of Heritage or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Heritage or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that

Heritage or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Heritage or any of its Subsidiaries, whether or not employed by Heritage or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Heritage or any of its officers, directors, employees or agents to the Board of Directors of Heritage or any committee thereof or to the knowledge of Heritage, to any director or officer of Heritage.

4.7 Broker’s Fees. With the exception of the engagement of D.A. Davidson & Co., neither Heritage nor any Heritage Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. Heritage has disclosed to Washington Banking as of the date hereof the aggregate fees provided for in connection with the engagement by Heritage of D.A. Davidson & Co. related to the Merger and the other transactions contemplated hereunder.

4.8 Absence of Certain Changes or Events.

(a) Since June 30, 2013, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Heritage.

(b) Since June 30, 2013, other than entering into this Agreement, in connection with this Agreement or the transactions contemplated hereby, or the consummation of the acquisition and integration of Valley Community Bancshares, Inc. and its affiliates, Heritage and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

4.9 Legal Proceedings.

(a) Except as would not reasonably be expected to result in a Material Adverse Effect on Heritage, neither Heritage nor any of its Subsidiaries is a party to any, and there are no pending or, to Heritage’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Heritage or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b) There is no material injunction, order, judgment, decree or regulatory restriction (other than regulatory restrictions of general application to banks and bank holding companies) imposed upon Heritage, any of its Subsidiaries or the assets of Heritage or any of its Subsidiaries (or that, upon consummation of the Merger or the Bank Merger, would apply to Heritage or any of its affiliates).

4.10 Taxes and Tax Returns. Each of Heritage and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither Heritage nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of Heritage and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of Heritage and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. Neither Heritage nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. The federal income Tax Returns of Heritage and its Subsidiaries for all years to and including 2009 have been examined by the IRS or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. Neither Heritage nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of Heritage and its Subsidiaries or the assets of Heritage and its Subsidiaries. Heritage has made available to Washington Banking true and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six years. Neither Heritage nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Heritage and its Subsidiaries). Neither Heritage nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Heritage) or (B) has any liability for the Taxes of any person (other than Heritage or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither Heritage nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither Heritage nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1). At no time during the past five years has Heritage been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

4.11 Employees.

(a) Section 4.11(a) of the Heritage Disclosure Schedule lists all material employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and all stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, or other benefit plans, programs or arrangements, and all retention, bonus, employment, termination, change in control and severance plans, programs, arrangements or agreements, and other similar contracts or agreements to or with respect to which Heritage or any Subsidiary or any trade or business of Heritage or any of its Subsidiaries, whether or not incorporated, all of which together with Heritage would be deemed a “single employer” within the meaning of Section 4001(b)(1) of ERISA or subsections (b), (c), (m) or (o) of Section 414 of the Code (each, a “Heritage ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by Heritage or any of its Subsidiaries or any Heritage ERISA Affiliate for the benefit of any current or former employee, officer, director or independent contractor of Heritage or any of its Subsidiaries or any Heritage ERISA Affiliate (all such plans, programs, arrangements, contracts or agreements, collectively, the “Heritage Benefit Plans”).

(b) Heritage has heretofore made available to Washington Banking true and complete copies of each of the Heritage Benefit Plans and related material documents, including, but not limited to, (i) all summary plan descriptions, amendments, modifications or material supplements to the most recent versions of any Heritage Benefit Plan, (ii) the annual reports (Forms 5500), if any, filed with the IRS for the last two plan years, (iii) the most recently received IRS determination or opinion letters, if any, relating to a Heritage Benefit Plan, and (iv) the most recently prepared actuarial report for each Heritage Benefit Plan (if applicable) for each of the last two years.

(c) Each Heritage Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code. Neither Heritage nor any of its Subsidiaries has taken any action to take corrective action or make a filing under any voluntary correction program of the IRS, United States Department of Labor or any other Governmental Entity with respect to any Heritage Benefit Plan, and neither Heritage nor any of its Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such program.

(d) Section 4.11(d) of the Heritage Disclosure Schedule identifies each Heritage Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Heritage Qualified Plans”). The IRS has issued a favorable determination letter, or an opinion letter for a prototype or volume submitter plan upon which Heritage may rely, with respect to each Heritage Qualified Plan and the related trust, which letter has not been revoked (nor has revocation been threatened), and, to the knowledge of Heritage, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any Heritage Qualified Plan or the related trust or materially increase the costs relating thereto. No trust funding any Heritage Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

(e) Each Heritage Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and any award thereunder, in each case that is subject to Section 409A of the Code, has (i) since January 1, 2005, been maintained and operated, in all material respects, in good faith compliance with Section 409A of the Code and IRS Notice 2005-1 and (ii) since January 1, 2009, been, in all material respects, in documentary and operational compliance with Section 409A of the Code.

(f) No Heritage Benefit Plan is subject to Title IV or Section 302 of ERISA.

(g) None of Heritage and its Subsidiaries nor any Heritage ERISA Affiliate has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or a Multiple Employer Plan, and none of Heritage and its Subsidiaries nor any Heritage ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(h) Except as set forth in Section 4.11(h) of the Heritage Disclosure Schedule, neither Heritage nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(i) All material contributions required to be made to any Heritage Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Heritage Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Heritage.

(j) There are no pending or, to the knowledge of Heritage, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to Heritage’s knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the Heritage Benefit Plans, any fiduciaries thereof with respect to their duties to the Heritage Benefit Plans or the assets of any of the trusts under any of the Heritage Benefit Plans which could reasonably be expected to result in any material liability of Heritage or any of its Subsidiaries to any Governmental Entity, any Multiemployer Plan, a Multiple Employer Plan, any participant in a Heritage Benefit Plan, or any other party.

(k) None of Heritage and its Subsidiaries nor any Heritage ERISA Affiliate nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of the Heritage Benefit Plans or their related trusts, Heritage, any of its Subsidiaries, any Heritage ERISA Affiliate or any person that Heritage or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(l) Except as set forth in Section 4.11(l) of the Heritage Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of Heritage or any of its Subsidiaries, or result in any limitation on the right of Heritage or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Heritage Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by Heritage or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code or will not be deductible under Section 162(m) of the Code. Neither Heritage nor any of its Subsidiaries maintains or contributes to a rabbi trust or similar funding vehicle, and the transactions contemplated by this Agreement will not cause or require Heritage or any of its Affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle. No Heritage Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 or 409A of the Code, or otherwise.

(m) There are no pending or, to Heritage’s knowledge, threatened material labor grievances or material unfair labor practice claims or charges against Heritage or any of its Subsidiaries, or any strikes or other material labor disputes against Heritage or any of its Subsidiaries. Neither Heritage nor any of its Subsidiaries are party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Heritage or any of its Subsidiaries and, to the knowledge of Heritage, there are no organizing efforts by any union or other group seeking to represent any employees of Heritage or any of its Subsidiaries.

4.12 SEC Reports. Heritage has previously made available to Washington Banking an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since December 31, 2010 by Heritage pursuant to the Securities Act or the Exchange Act (the “Heritage Reports”) and (b) communication mailed by Heritage to its shareholders since December 31, 2010 and prior to the date hereof, and no such Heritage Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since December 31, 2010, as of their respective dates, all Heritage Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Heritage has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Heritage Reports.

4.13 Compliance with Applicable Law. Heritage and each of its Subsidiaries hold, and have at all times since December 31, 2010, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Heritage, and to the knowledge of Heritage no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Heritage and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Heritage or any of its Subsidiaries, including without limitation all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Heritage Bank has a Community Reinvestment Act rating of “satisfactory” or better. Without limitation, none of Heritage, or its Subsidiaries, or to the knowledge of Heritage, any director, officer, employee, agent or other person acting on behalf of Heritage or any of its Subsidiaries has, directly or indirectly, (i) used any funds of Heritage or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Heritage or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of Heritage or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of Heritage or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Heritage or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Heritage or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the Treasury.

4.14 Certain Contracts.

(a) Except as set forth in Section 4.14(a) of the Heritage Disclosure Schedule, as of the date hereof, neither Heritage nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers or employees, (ii) which, upon the execution or delivery of this Agreement, shareholder approval of this Agreement or the consummation of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from Heritage, Washington Banking, the Surviving Corporation, or any of their respective Subsidiaries to any director, officer, employee or independent contractor thereof, (iii) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (iv) which contains a non-compete or client or customer non-solicit requirement or any other provision that restricts the conduct of any line of business by Heritage or any of its affiliates or upon consummation of the Merger or Bank Merger will restrict the ability of the Surviving Corporation or any of its affiliates to engage in any line of business, (v) in respect of any collective bargaining or similar agreement, with or to a labor union or guild, (vi) (including any Heritage Benefit Plan) any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of the execution and delivery of this Agreement, shareholder approval of this Agreement or the consummation of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, (vii) that relates to the incurrence of indebtedness by Heritage or any of its Subsidiaries (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank of Seattle and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business consistent with past practice) in the principal amount of $250,000 or more including any sale and leaseback transactions, capitalized leases and other similar financing transactions, (viii) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Heritage or its Subsidiaries, (ix) that involves the payment by Heritage or any of its Subsidiaries of more than $100,000 per annum or $250,000 in the aggregate (other than any such contracts which are terminable by Heritage or any of its Subsidiaries on sixty days or less notice without any required payment or other conditions, other than the condition of notice), (x) that obligates Heritage or any of its Subsidiaries to conduct business with a third party on an exclusive or preferential basis, or (xi) that provides for contractual indemnification of more than $25,000 to any director, officer, employee or independent contractor. Each contract, arrangement, commitment or understanding of the type described in this Section 4.14(a), whether or not set forth in the Heritage Disclosure Schedule, is referred to herein as a “Heritage Contract,” and neither Heritage nor any of its Subsidiaries knows of, or has received notice of, any material violation of the above by any of the other parties thereto.

(b) To the knowledge of Heritage, (i) each Heritage Contract is valid and binding on Heritage or one of its Subsidiaries, as applicable, and in full force and effect, (ii) Heritage and each of its Subsidiaries has performed all material obligations required to be performed by it under each Heritage Contract, (iii) each third-party counterparty to each Heritage Contract has performed all material obligations required to be performed by it under such Heritage Contract, and (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of Heritage or any of its Subsidiaries under any such Heritage Contract.

4.15 Agreements with Regulatory Agencies. Neither Heritage nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2010, a recipient of any supervisory letter from, or since January 1, 2010, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Heritage Disclosure Schedule, a “Heritage Regulatory Agreement”), nor has Heritage or any of its Subsidiaries been advised since January 1, 2010, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Heritage Regulatory Agreement.

4.16 Risk Management Instruments. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Heritage, any of its Subsidiaries or for the account of a customer of Heritage or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and (assuming due authorization, execution and delivery by the applicable counterparty) are legal, valid and binding obligations of Heritage or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect. Heritage and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to Heritage’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

4.17 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Heritage, Heritage and its Subsidiaries are in compliance, and have complied, with all Environmental Laws. There are no legal, administrative, arbitral or other proceedings, claims or actions or, to the knowledge of Heritage, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Heritage or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against Heritage, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Heritage. To the knowledge of Heritage, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Heritage. Heritage is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, governmental authority, regulatory agency or third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Heritage.

4.18 Investment Securities and Commodities.

(a) Each of Heritage and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Heritage or its Subsidiaries. Such securities and commodities are valued on the books of Heritage in accordance with GAAP in all material respects.

(b) Heritage and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that Heritage believes are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, Heritage has made available to Washington Banking the material terms of such policies, practices and procedures.

4.19 Real Property. Heritage or a Heritage Subsidiary (a) has good and marketable title to all the real property reflected in the latest audited balance sheet included in the Heritage Reports as being owned by Heritage or a Heritage Subsidiary or acquired after the date thereof (except (x) properties sold or otherwise disposed of since the date thereof in the ordinary course of business, and (y) properties classified by Heritage as “Other Real Estate Owned” that have loss share coverage under a Shared-Loss Agreement to which Heritage or any of its Subsidiaries is a party) (the “Heritage Owned Properties”), free and clear of all material Liens, except for Permitted Encumbrances, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Heritage Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “Heritage Leased Properties” and, collectively with the Heritage Owned Properties, the “Heritage Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to Heritage’s knowledge, the lessor. There are no pending or, to the knowledge of Heritage, threatened condemnation proceedings against the Heritage Real Property.

4.20 Intellectual Property. Heritage and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected to have a Material Adverse Effect on Heritage: (i) (A) the use of any Intellectual Property by Heritage and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Heritage or any Heritage Subsidiary acquired the right to use any Intellectual Property, and (B) no person has asserted in writing to Heritage that Heritage or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (ii) no person is challenging, infringing on or otherwise violating any right of Heritage or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to Heritage or its Subsidiaries, and (iii) neither Heritage nor any Heritage Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by Heritage or any Heritage Subsidiary, and Heritage and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by Heritage and its Subsidiaries.

4.21 Related Party Transactions. Except as set forth in Section 4.21 of the Heritage Disclosure Schedule, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Heritage or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Heritage or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Heritage Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of Heritage) on the other hand, except those of a type available to employees of Heritage or its Subsidiaries generally or those related to compensation solely resulting from an employment relationship.

4.22 State Takeover Laws. Either this Agreement and the transactions contemplated hereby are exempt from, or the Board of Directors of Heritage has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and such transactions, any Takeover Statutes applicable to Heritage or any of its Subsidiaries.

4.23 Reorganization. Heritage has not taken any action and is not aware of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.24 Opinion. Prior to the execution of this Agreement, Heritage has received an opinion from D.A. Davidson & Co. to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration is fair from a financial point of view to Heritage. Such opinion has not been amended or rescinded as of the date of this Agreement.

4.25 Heritage Information. The information relating to Heritage and its Subsidiaries to be contained in the Joint Proxy Statement and the S-4, and the information relating to Heritage and its Subsidiaries that is provided by Heritage or its representatives for inclusion in any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, and will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (except for such portions thereof that relate only to Washington Banking or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.26 Loan Portfolio.

(a) As of the date hereof, except as set forth in Section 4.26(a) of the Heritage Disclosure Schedule, neither Heritage nor any of its Subsidiaries is a party to (i) any Loan in which Heritage or any Subsidiary of Heritage is a creditor which, as of September 30, 2013, was over ninety days or more delinquent in payment of principal or interest (excluding a Loan that is a covered asset under a Shared-Loss Agreement) or (ii) Loans with any director, executive officer or 5% or greater shareholder of Heritage or any of its Subsidiaries, or to the knowledge of Heritage, any affiliate of any of the foregoing. Set forth in Section 4.26(a) of the Heritage Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of Heritage and its Subsidiaries that, as of September 30, 2013, were classified by Heritage as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of such Loans by category of Loan (e.g., commercial, consumer, etc.), and (B) each asset of Heritage or any of its Subsidiaries that, as of September 30, 2013, was classified as “Other Real Estate Owned” and the book value thereof, indicating in the case of subparts (A) and (B) whether the Loan or asset is a covered asset under a Shared-Loss Agreement.

(b) To Heritage’s knowledge, each Loan of Heritage and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Heritage and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(c) Each outstanding Loan originated, administered and/or serviced by Heritage or any of its Subsidiaries was originated, administered and/or serviced, by Heritage or a Heritage Subsidiary, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Heritage and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(d) None of the agreements pursuant to which Heritage or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(e) There are no outstanding Loans made by Heritage or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of Heritage or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(f) Neither Heritage nor any of its Subsidiaries is now nor has it ever been since December 31, 2010 subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

(g) Heritage and its Subsidiaries have administered and serviced the Loans and leases acquired from the FDIC, as Receiver, that are subject to any Shared-Loss Agreements, in all material respects, in accordance with the relevant notes and other credit and security documents, the requirements of the Shared-Loss Agreements and with all applicable federal, state and local laws, regulations and rules.

4.27 Insurance. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Heritage, (a) Heritage and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Heritage reasonably has determined to be prudent and consistent with industry practice, and Heritage and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Heritage and its Subsidiaries, Heritage or the relevant Subsidiary thereof is the sole beneficiary of such policies, and (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

4.28 Shared-Loss Agreements. To the knowledge of Heritage, Heritage Bank (i) has not been underpaid or overpaid any amounts under the Shared-Loss Agreements by the FDIC, as Receiver, (ii) has timely and properly filed all reports and documents with the FDIC, as Receiver, in accordance with the terms of the Shared-Loss Agreements, and (iii) is not in default or violation of any of its material duties or obligations under any of the Shared-Loss Agreements.

4.29 No Other Representations or Warranties.

(a) Except for the representations and warranties made by Heritage in this Article IV, neither Heritage nor any other person makes any express or implied representation or warranty with respect to Heritage, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Heritage hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Heritage nor any other person makes or has made any representation or warranty to Washington Banking or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Heritage, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by Heritage in this Article IV, any oral or written information presented to Washington Banking or any of its affiliates or representatives in the course of their due diligence investigation of Heritage, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Heritage acknowledges and agrees that neither Washington Banking nor any other person has made or is making any express or implied representation or warranty to it other than those contained in Article III.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the Washington Banking Disclosure Schedule or the Heritage Disclosure Schedule), required by law or as consented to in writing by the other party (such consent not to be unreasonably withheld), each of Heritage and Washington Banking shall, and shall cause each of its respective Subsidiaries to, (a) conduct its business in the ordinary course in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (c) take no action that would reasonably be expected to adversely affect or materially delay the ability of either Heritage, Washington Banking or any of their respective Subsidiaries to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

5.2 Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the Heritage Disclosure Schedule or the Washington Banking Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law, neither Heritage nor Washington Banking shall, and neither Heritage nor Washington Banking shall permit any of their respective Subsidiaries to, without the prior written consent of the other party to this Agreement (such consent not to be unreasonably withheld):

(a) other than in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of Washington Banking or any of its wholly-owned Subsidiaries to Washington Banking or any of its Subsidiaries, on the one hand, or of Heritage or any of its wholly-owned Subsidiaries to Heritage or any of its Subsidiaries, on the other hand), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity.

(b)    (i) adjust, split, combine or reclassify any capital stock;

(ii) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) regular quarterly cash dividends, including both the basic and variable portions under the Washington Banking two-tiered approach to determine the amount of quarterly dividends (“Regular Quarterly Dividends”) by Washington Banking at a rate not in excess of the greater of (1) 50% of the net income of Washington Banking for the most recent completed quarter or (2) $0.07 per share of Washington Banking Common Stock, subject to the provisions of Section 6.10, (B) regular quarterly cash dividends by Heritage at a rate not in excess of the greater of (1) 50% of the net income of Heritage for the most recent completed quarter or (2) $0.08 per share of Heritage Common Stock, (C) dividends paid by any of the Subsidiaries of each of Heritage and Washington Banking to Heritage or Washington Banking or any of their wholly-owned Subsidiaries, respectively, (D) regular distributions on Washington Banking’s outstanding trust preferred securities or (E) the acceptance of shares of Washington Banking Common Stock or Heritage Common Stock, as the case may be, as payment for the exercise price of stock options or for withholding taxes incurred in connection with the exercise of stock options or the vesting or settlement of equity compensation awards, in each case in accordance with past practice and the terms of the applicable award agreements);

(iii) in the case of Washington Banking and its Subsidiaries, grant any stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards, interests or compensation, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock and, in the case of Heritage and its Subsidiaries, grant any stock option, stock appreciation right, performance share, restricted stock unit, restricted share or other equity based award, interests or compensation other than pursuant to and in accordance with Heritage Stock Plans and in the ordinary course of business consistent with past practice, or grant any individual, corporation or other entity any other right to acquire any shares of its capital stock; or

(iv) issue, sell or otherwise permit to become outstanding any additional shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock, except pursuant to the exercise of stock options or the settlement of equity compensation awards, including, without limitation, restricted stock units, in accordance with their terms;

(c) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly-owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of this Agreement;

(d) except for transactions in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of this Agreement, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a wholly-owned Subsidiary of Washington Banking or Heritage, as applicable;

(e) except for transactions in the ordinary course of business, terminate, materially amend, or waive any material provision of, any Washington Banking Contract or Heritage Contract, as the case may be, or make any change in any instrument or agreement governing the terms of any of its securities, material leases or contracts, other than normal renewals of contracts and leases without material adverse changes of terms with respect to Washington Banking or Heritage, as the case may be, or enter into any contract that would constitute a Washington Banking Contract or Heritage Contract, as the case may be, if it were in effect on the date of this Agreement;

(f) except as required under applicable law or the terms of any Washington Banking Benefit Plan or Heritage Benefit Plan existing as of the date hereof, as applicable (and except for annual renewal of insurance coverage relating to employee benefit or compensation plans, programs, policies or arrangements in the ordinary course of business), (i) enter into, adopt or terminate any employee benefit or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former employee, officer, director or consultant, (ii) amend (whether in writing or through the interpretation of) any employee benefit or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former employee, officer, director or consultant, (iii) materially increase the compensation or benefits payable to any current or former employee, officer, director or consultant (other than in connection with a promotion or change in responsibilities, or any annual salary, wage or benefit increases or an equitable increase to market wages in the ordinary course of business consistent with past practices as to timing and amount), (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation above levels in effect on the date of this Agreement, (v) accelerate the vesting of any equity-based awards or other compensation, (vi) enter into any new, or amend any existing, employment, severance, change in control, retention, bonus guarantee, or similar agreement or arrangement, (vii) fund any rabbi trust or similar arrangement, (viii) terminate the employment or services of any officer or any employee whose target annual compensation is greater than $150,000, other than for cause, without providing notice thereof within 10 days of the date of termination or (ix) hire any officer, employee, independent contractor or consultant who has target annual compensation greater than $150,000 without providing notice thereof within 10 days of the hire date;

(g) settle any material claim, suit, action or proceeding, except (i) in the ordinary course of business in an amount and for consideration not in excess of $250,000 and that would not impose any material restriction on the business of it or its Subsidiaries or the Surviving Corporation, or (ii) in connection with a loan restructuring or workout (excluding in connection with a Loan that is a covered asset under a Shared-Loss Agreement) not in excess of $500,000 in net loss not inclusive of federal income taxes;

(h) take any action or knowingly fail to take any action where such action or failure to act would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(i) amend its articles of incorporation, its bylaws (except as contemplated by Section 1.7 and 6.11 of the Agreement) or comparable governing documents of its Subsidiaries;

(j) other than in prior consultation with the other party to this Agreement, materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or purchase any security rated below investment grade;

(k) take any action that is intended or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law;

(l) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;

(m) other than in prior consultation with the other party to this Agreement, enter into any new line of business or, other than in the ordinary course of business consistent with past practice, change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law, regulation or policies imposed by any Governmental Entity;

(n) other than in the ordinary course of business consistent with past practice, make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service Loans or (ii) its hedging practices and policies, in each case except as required by law or requested by a Regulatory Agency;

(o) in the case of either party, Washington Banking or Heritage, and its Subsidiaries, each party will provide notice to the other party, not later than ten days following the closing, of any new Loans to new borrowers in excess of $7.5 million, except for (i) Loan renewals and (ii) Loans or commitments for Loans that have been made prior to the date of this Agreement.

(p) make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of it or its Subsidiaries; or

(q) agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Heritage and Washington Banking shall promptly prepare and file with the SEC, no later than forty-five days after of the date of this Agreement, the Joint Proxy Statement and Heritage shall promptly prepare and file with the SEC the S-4, in which the Joint Proxy Statement will be included as a prospectus. Each of Heritage and Washington Banking shall use their reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and Heritage and Washington Banking shall thereafter mail or deliver the Joint Proxy Statement to their respective shareholders. Heritage shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Washington Banking shall furnish all information concerning Washington Banking and the holders of Washington Banking Common Stock as may be reasonably requested in connection with any such action.

(b) The Parties shall cooperate with each other and use their reasonable best efforts to promptly (and in the case of the Bank Regulatory Applications, as defined below, within forty-five days of the date of this Agreement) prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger (collectively the “Bank Regulatory Applications”)), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such

Governmental Entities. Heritage and Washington Banking shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Washington Banking or Heritage, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each party hereto shall act reasonably and as promptly as practicable. The Parties agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein. Each party shall consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences. Notwithstanding the foregoing, nothing contained herein shall be deemed to require Heritage or Washington Banking to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Entities, that would (i) reasonably be expected to have a Material Adverse Effect on the Surviving Corporation and its Subsidiaries, taken as a whole, after giving effect to the Merger, or (ii) impose a materially adverse, non-standard condition on the Surviving Corporation and its Subsidiaries (a “Materially Burdensome Regulatory Condition”).

(c) Heritage and Washington Banking shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Heritage, Washington Banking or any of their respective Subsidiaries to any Governmental Entity in connection with the transactions contemplated by this Agreement.

(d) Heritage and Washington Banking shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval (as defined in Section 7.1(c)) will not be obtained or that the receipt of any such approval will be materially delayed, or that any such approval may contain a Materially Burdensome Regulatory Condition.

6.2 Access to Information.

(a) Upon reasonable notice and subject to applicable laws, each of Heritage and Washington Banking, for the purposes of verifying the representations and warranties of the other and preparing for the Merger and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel, information technology systems, and records, and each shall cooperate with the other party in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally, and, during such period, each of Heritage and Washington Banking shall, and shall cause its respective Subsidiaries to, make available to the other party, to the extent permissible under applicable law, (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws which is generally not available on the SEC’s EDGAR internet database, and (ii) all other information concerning its business, properties and personnel as such party may reasonably request. Neither Heritage nor Washington Banking nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of Heritage’s or Washington Banking’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The Parties will use commercially reasonable efforts to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) Each of Heritage and Washington Banking shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated August 30, 2013, between Heritage and Washington Banking (the “Confidentiality Agreement”).

(c) Each party (the “Requesting Party”) shall have the right to conduct Phase I and/or Phase II environmental audits, studies, reports and tests on the real estate owned, leased or operated by the other party and its Subsidiaries, at the Requesting Party’s cost and expense and through an environmental firm selected by Requesting Party. In the event any subsurface or Phase II site assessments are conducted (which shall be at the Requesting Party’s sole expense), then the Requesting Party shall (a) indemnify the other party and its Subsidiaries for all costs and expenses associated with all damages, including personal injury and property damage (including returning the property to its condition prior to the subsurface or Phase II site assessment) arising from or related to any such assessment, and (b) obtain and maintain, or cause all contractors who perform such assessments to obtain and maintain, insurance in coverage types and amounts, and by insurance carriers, reasonably acceptable to the other party, and shall provide certificates of such insurance to the other party at least five days before commencing such work.

(d) No investigation by either of the Parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein. Nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.3 Shareholders’ Approvals. Each of Heritage and Washington Banking shall call a meeting of its shareholders (the “Heritage Meeting” and the “Washington Banking Meeting,” respectively) to be held as soon as reasonably practicable after the S-4 is declared effective for the purpose of (i) obtaining the Requisite Heritage Vote and the Requisite Washington Banking Vote required in connection with this Agreement and the Merger, (ii) conducting, in the case of the Washington Banking Meeting, a non-binding advisory shareholder vote with respect to executive compensation as required by Rule 14a-21(c) under the Exchange Act, and (iii) in the case of the Heritage Meeting, if so determined by Heritage, the requisite approval of the shareholders of Heritage with respect to an amendment to the Heritage 2010 Omnibus Equity Plan to increase the number of shares of Heritage Common Stock authorized for grant and the individual award limitations under such plan (the “Heritage Stock Plan Amendment”), and, if so desired and mutually agreed, upon other matters of the type customarily brought before an annual or special meeting of shareholders to approve a merger agreement, and each shall use its reasonable best efforts to cause such meetings to occur as soon as reasonably practicable and on the same date. The Board of Directors of each of Heritage and Washington Banking shall use its reasonable best efforts to obtain from the shareholders of Heritage and Washington Banking, as the case may be, the Requisite Heritage Vote, and, if applicable, the requisite approval of the shareholders of Heritage with respect to the Heritage Stock Plan Amendment, in the case of Heritage, and the Requisite Washington Banking Vote, in the case of Washington Banking, including by communicating to its respective shareholders its recommendation (and including such recommendation in the Joint Proxy Statement) that they approve this Agreement and the transactions contemplated hereby. However, subject to Section 8.1 and Section 8.2, if the Board of Directors of Washington Banking or Heritage, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would be inconsistent with its fiduciary duties under applicable law to continue to recommend this Agreement, then in submitting this Agreement to its shareholders, such Board of Directors may submit this Agreement to its shareholders without recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event the Board of Directors may communicate the basis for its lack of a recommendation to its shareholders in the Joint Proxy Statement or an appropriate amendment or supplement thereto provided, that the Board of Directors may not take any actions under this sentence unless (i) it gives the other party at least three business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an Acquisition Proposal (as defined in Section 6.12(a)), the latest material terms and conditions and the identity of the third party in any such Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (ii) at the end of such notice period, the Board of Directors takes into account any amendment or modification to this Agreement proposed by the other party and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would nevertheless be inconsistent with its fiduciary duties under applicable law to continue to recommend this Agreement. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3 and will require a new notice period as referred to in this Section 6.3. Heritage or Washington Banking shall adjourn or postpone the Heritage Meeting or the Washington Banking Meeting, as the case may be, if, as of the time for which such meeting is originally scheduled there are insufficient shares of Heritage Common Stock or Washington Banking Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, each of the Heritage Meeting and Washington Banking Meeting shall be convened and this Agreement shall be submitted to the shareholders of each of Heritage and Washington Banking at the Heritage Meeting and the Washington Banking Meeting, respectively, for the purpose of voting on the approval of this Agreement and the other matters contemplated hereby, and nothing contained herein shall be deemed to relieve either Heritage or Washington Banking of such obligation.

6.4 Legal Conditions to Merger. Subject in all respects to Section 6.1 and Section 6.3 of this Agreement, each of Heritage and Washington Banking shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and the Bank Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by Washington Banking or Heritage or any of their respective Subsidiaries in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

6.5 NASDAQ Listing. Heritage shall cause the shares of Heritage Common Stock to be issued in the Merger to be approved for listing on the NASDAQ, subject to official notice of issuance, prior to the Effective Time.

6.6 Employee Benefit Plans.

(a) Following the Effective Time, Heritage shall maintain or cause to be maintained employee benefit plans and compensation opportunities for the benefit of employees of Washington Banking and its Subsidiaries on the Closing Date (“Covered Employees”) that provide employee benefits and compensation programs which are substantially comparable to the employee benefits and compensation programs that are made available to similarly situated employees of Heritage or its Subsidiaries (other than Washington Banking and its Subsidiaries), as applicable; provided that (i) in no event shall any Covered Employee be eligible to participate in any closed or frozen plan of Heritage or its Subsidiaries; and (ii) until such time as Heritage shall cause Covered Employees to participate in the benefit plans and compensation opportunities that are made available to similarly situated employees of Heritage or its Subsidiaries (other than Washington Banking and its Subsidiaries), a Covered Employee’s continued participation in employee benefit plans and compensation programs of Washington Banking and its Subsidiaries that are continued by Heritage or a Heritage Subsidiary shall be deemed to satisfy the foregoing provisions of this sentence (it being understood that participation in the Heritage Benefit Plans may commence at different times with respect to each Heritage Benefit Plan).

(b) To the extent that a Covered Employee becomes eligible to participate in a Heritage Benefit Plan, Heritage shall cause such Heritage Benefit Plan to (i) recognize years of prior service from the date of most recent hire of such Covered Employee with Washington Banking, its Subsidiaries or their predecessors for purposes of eligibility, participation, vesting and, except under any plan that determines benefits on an actuarial basis, for benefit accrual, but only to the extent that such service was recognized immediately prior to the

Effective Time under a comparable Washington Banking Benefit Plan in which such Covered Employee was eligible to participate immediately prior to the Effective Time; provided that such recognition of service shall not operate to duplicate any benefits of a Covered Employee with respect to the same period of service; (ii) with respect to any Heritage Benefit Plan that is a health, dental, vision plan or other similar plan in which any Covered Employee is eligible to participate for the plan year in which such Covered Employee is first eligible to participate, Heritage or its applicable Subsidiary shall use its commercially reasonable best efforts to (A) cause any pre-existing condition limitations or eligibility waiting periods under such Heritage or Subsidiary plan to be waived with respect to such Covered Employee to the extent such condition was or would have been covered under the Washington Banking Benefit Plan in which such Covered Employee participated immediately prior to the Effective Time, and (B) recognize any health, dental, vision or other similar expenses incurred by such Covered Employee in the year that includes the Closing Date (or, if later, the year in which such Covered Employee is first eligible to participate) for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such health, dental, vision or other welfare plan; and (iii) for purposes of vacation or paid time off (“PTO”) benefits, service accrued with Washington Banking from the most recent hire date with Washington Banking, its Subsidiaries or their predecessors shall be credited for determining a Covered Employee’s eligibility and length of vacation or PTO under the Heritage vacation or PTO plan, and any vacation or PTO taken prior to the Closing Date (or such later date when PTO plans or programs are integrated) shall be subtracted under the Heritage plan from the Covered Employee’s vacation or PTO entitlement for the calendar year in which the Closing Date occurs.

(c) Prior to the Effective Time, Washington Banking shall take, and shall cause its Subsidiaries to take, all actions reasonably requested by Heritage that may be necessary or appropriate to (i) cause the continuation on and after the Effective Time of any contract, arrangement or insurance policy relating to any Washington Banking Benefit Plan for such period as may be requested by Heritage, (ii) facilitate the merger of any Washington Banking Benefit Plan into any employee benefit plan maintained by Heritage or a Heritage Subsidiary, and/or (iii) terminate one or more Washington Banking Benefit Plans (to the extent permitted by the terms thereof and Section 409A of the Code) immediately prior to the Effective Time. All resolutions, notices, or other documents issued, adopted or executed in connection with the implementation of this Section 6.6(c) shall be subject to Heritage’s prior review and approval, which shall not be unreasonably withheld.

(d) Heritage agrees that, during the period commencing at the Effective Time and ending on the first anniversary thereof, any continuing employee of Heritage, Washington Banking or any of their respective Subsidiaries who is terminated without cause during such one-year period and who is not entitled to contractual severance or change in control benefits will be provided with severance benefits as described in Section 6.6(d) of the Heritage Disclosure Schedule.

(e) Each employee of Washington Banking or its Subsidiaries who is a party to an employment, change in control or severance agreement who is expected to be retained following the Effective Time has, as of the date of this Agreement (or with respect to certain such employees, shall have prior to the Effective Time), entered into a new employment, change in control or severance agreement with Heritage or a Heritage Subsidiary which shall become effective at the Effective Time and supersede the existing employment, change in control or severance agreement. All other employment, change in control and severance agreements listed in Section 3.11(a) of the Washington Banking Disclosure Schedule and the benefits vested under the other Washington Banking Benefit Plans, in each case with respect to employees, officers, directors and consultants of Washington Banking or any of its Subsidiaries or affiliates who are not retained immediately following the Effective Time, or who do not enter into new employment, change in control or severance agreements with Heritage as contemplated in the preceding sentence, shall be honored by the Surviving Corporation or a Heritage Subsidiary. Heritage reserves the right in its sole discretion, not to offer continued employment with any such employee that does not enter into a new agreement with Heritage prior to the Effective Time.

(f) The Parties agree that the Surviving Corporation and its Subsidiaries shall be permitted in their sole and absolute discretion, to treat the consummation of the Merger as a “Change in Control” for purposes of any of the employment, change in control and severance agreements (or any portion thereof) set forth in Section 4.11(a) of the Heritage Disclosure Schedule.

(g) Nothing in this Agreement shall confer upon any employee, officer, director or consultant of Heritage or Washington Banking or any of their Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Corporation, Washington Banking, Heritage or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, Washington Banking, Heritage or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of Heritage or Washington Banking or any of their Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to alter or limit the ability of the Surviving Corporation or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Washington Banking Benefit Plan, Heritage Benefit Plan, or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of the final sentence of Section 9.10, nothing in this Section 6.6, express or implied, is intended to or shall confer upon any third party, including without limitation any current or former employee, officer, director or consultant of Heritage or Washington Banking or any of their Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Section 6.6.

6.7 Indemnification; Directors’ and Officers’ Insurance.

(a) For a period of six years after the Effective Time, each of Heritage and the Surviving Corporation shall indemnify and hold harmless each present and former director, officer or employee of Washington Banking and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Washington Banking Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director, officer or employee of Washington Banking or any of its Subsidiaries and pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement to the same extent as such persons are indemnified as of the date of this Agreement by Washington Banking pursuant to the Washington Banking Articles, Washington Banking Bylaws, the governing or organizational documents of any Subsidiary of Washington Banking and any indemnification agreements in existence as of the date hereof that (i) are disclosed in Section 3.14(a) of the Washington Banking Disclosure Schedule or (ii) provide for indemnification in an amount not in excess of $25,000; and Heritage and the Surviving Corporation shall also advance expenses as incurred by such Washington Banking Indemnified Party to the same extent as such persons are entitled to advancement of expenses as of the date of this Agreement by Washington Banking pursuant to the Washington Banking Articles, Washington Banking Bylaws, and the governing or organizational documents of any Subsidiary of Washington Banking or under an indemnification agreement disclosed in Section 3.14(a) of the Washington Banking Disclosure Schedule; provided, that the Washington Banking Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Washington Banking Indemnified Party is not entitled to indemnification. No indemnification shall be made pursuant to this Section 6.7(a) if it violates the provisions of 12 U.S.C. Section 1818(k) or the regulations thereunder.

(b) For a period of six years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Washington Banking (provided, that the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims arising from facts or events which occurred at or before the Effective Time; provided, however, that the Surviving Corporation shall not be obligated to expend, on an annual basis, an amount in excess of 150% of the current annual premium paid as of the date hereof by Washington Banking for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Corporation shall cause to be maintained policies of insurance which, in the Surviving Corporation’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, Heritage, or Washington Banking at the request of Heritage, may obtain at or prior to the Effective Time a six-year “tail” prepaid policy under Washington Banking’s existing directors and officers insurance policy providing single limit (not annual)

coverage equivalent to the aggregate coverage described in the preceding sentence if and to the extent that the same may be obtained for an amount that does not exceed in the aggregate 400% of the current annual premium paid as of the date hereof by Washington Banking for such insurance.

(c) The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Washington Banking Indemnified Party and his or her heirs and representatives. If the Surviving Corporation or any of its successors or assigns will consolidate with or merge into any other entity and not be the continuing or surviving entity of such consolidation or merger, transfer all or substantially all of its assets or deposits to one or more other entities or engage in any similar transaction, then in each case, the Surviving Corporation will cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the obligations set forth in this Section 6.7.

6.8 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including, without limitation, any merger between a Subsidiary of Heritage, on the one hand, and a Subsidiary of Washington Banking, on the other) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Heritage.

6.9 Advice of Changes. Heritage and Washington Banking shall each promptly advise the other party of any change or event (i) that has had or is reasonably likely, individually or together with other facts, events or circumstances known to it, to have a Material Adverse Effect on it or (ii) which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.9 or the failure of any condition set forth in Section 7.2 or Section 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or Section 7.3 to be satisfied.

6.10 Dividends. After the date of this Agreement, each of Heritage and Washington Banking shall coordinate with the other the declaration of any dividends in respect of Heritage Common Stock and Washington Banking Common Stock and the record dates and payment dates relating thereto, it being the intention of the Parties hereto that holders of Washington Banking Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of Washington Banking Common Stock and any shares of Heritage Common Stock any such holder receives in exchange therefor in the Merger. In furtherance of the foregoing, (i) starting with the first quarter of 2014, the Board of Directors of Washington Banking shall cause its Regular Quarterly Dividend record date and payment date for Washington Banking Common Stock to be similar to the regular quarterly dividend record date and payment date for Heritage Common Stock (i.e., Washington Banking shall move its dividend record and payment dates for the first quarter of 2014 to approximately February 10 and February 20, respectively) and (ii) the Board of Directors of Heritage shall continue to pay dividends on the Heritage Common Stock on substantially the same record and payment dates schedule as has been utilized in the past.

6.11 Corporate Governance.

(a) Prior to the Effective Time, Heritage shall use its reasonable best efforts to adopt the amendment to the Heritage bylaws substantially in the form set forth in Exhibit D and to effect the requirements and adopt the resolutions referenced therein. Subject to applicable law, and Heritage’s corporate governance process for new directors, eight current directors of Heritage and seven current directors of Washington Banking shall constitute the Board of Directors of the Surviving Corporation at the Effective Time. Prior to the Effective Time, the Board of Directors of Heritage shall take all necessary action pursuant to the Heritage Bylaws to cause, as of the Effective Time, (a) the number of directors of the Surviving Corporation to be fixed at fifteen members; (b) eight current directors of Heritage, chosen by Heritage’s existing Board of Directors, to remain on the Board of Directors of the Surviving Corporation; (c) seven current directors of Washington Banking, chosen by Washington Banking’s existing Board of Directors, to be added to the Board of Directors of the Surviving Corporation; and (d) Anthony B. Pickering to become Chairman, and Brian S. Charneski to be Vice-Chairman, of the Board of Directors of the Surviving Corporation. Each of the foregoing directors shall serve until their respective successors have been duly elected or appointed and qualified, or their earlier death, resignation or removal. If the annual meeting of shareholders of Heritage to be held in 2014 (the “Heritage 2014 Annual Meeting”) takes place after the Effective Time, then (i) all of the directors of the Surviving Corporation at the Effective Time shall be nominated for re-election at the Heritage 2014 Annual Meeting and (ii) if the above named Chairman and Vice-Chairman are re-elected, they shall continue to serve as the Chairman and Vice-Chairman of the Board of Directors at the pleasure of the Board of Directors (for two years after the Effective Time). Prior to the Effective Time, Heritage shall secure resignations from certain of its existing directors, effective as of the Effective Time, to accomplish the foregoing.

(b) Prior to the Effective Time, Heritage shall take, and shall cause Heritage Bank to take, such action as is necessary or appropriate to cause the board of directors of Heritage Bank at the time of consummation of the Bank Merger to have the same composition and membership as the Board of Directors of Heritage.

(c) Except as set forth in Section 6.11(d), at the Effective Time, (i) the current executive officers of Heritage shall continue as the executive officers of the Surviving Corporation, and (ii) the current executive officers of Heritage Bank shall continue as the executive officers of the resulting institution in the Bank Merger.

(d) At the effective time of the Bank Merger, each of the current Chief Executive Officer and President and Chief Operating Officer of Heritage Bank shall continue to serve in the same positions; and the current Chief Executive Officer and President of Whidbey Island Bank shall become the Chief Lending Officer of Heritage Bank, and the Chief Administrative Officer of Whidbey Island Bank shall become the Chief Administrative Officer of Heritage Bank, subject to each of such executive officers of Whidbey Island Bank entering into a new employment agreement with Heritage Bank in cancellation of his current employment agreement and any change in control agreement, in form and substance mutually satisfactory to the compensation committees of the Parties. All other executive positions at Heritage Bank, as of the effective time of the Bank Merger, shall be based on merit, as determined by the Chief Executive Officer and President of Heritage Bank and the compensation committee of Heritage, after consultation with the Chief Executive Officer and compensation committee of Washington Banking.

(e) The Board of Directors of Heritage and Heritage Bank shall take all appropriate action to cause each of the individuals set forth in this Section 6.11 to be appointed to serve in the capacities and/or offices indicated, in each case from and after the Effective Time and until their respective successors are duly elected or appointed and qualified, or their earlier death, resignation or removal.

6.12 Acquisition Proposals.

(a) Each party agrees that it will not, and will cause its Subsidiaries and use its reasonable best efforts to cause each of its and their officers, directors, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to, (ii) engage or participate in any negotiations with any person concerning, or (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to, any Acquisition Proposal; provided, that, in the event either party receives an unsolicited bona fide written Acquisition Proposal, such party may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished nonpublic information or data and participate in such negotiations or discussions to the extent that the Board of Directors of such party concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be inconsistent with its fiduciary duties under applicable law; provided, further, that, prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, such party shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with such party. Each party will promptly (within seventy-two hours) advise the other party following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal), and will keep the other party apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal. Each party shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof. As used in this Agreement, “Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of a party and its Subsidiaries or 25% or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of the party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of the party, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of the party.

(b) Nothing contained in this Agreement shall prevent a party or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided, that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

6.13 Public Announcements. Washington Banking and Heritage shall each use their reasonable best efforts (a) to develop a joint communications plan, (b) to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan, and (c) except in respect of any announcement required by applicable law, or by obligations pursuant to any listing agreement with or rules of any securities exchange, to consult with each other before issuing any press release or, to the extent practical, otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby.

6.14 Change of Method. Washington Banking and Heritage shall be empowered, upon their mutual agreement, at any time prior to the Effective Time, to change the method or structure of effecting the combination of Washington Banking and Heritage (including the provisions of Article I), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided, however, that no such change shall (i) alter or change in any way the type or amount of the Merger Consideration, (ii) adversely affect the Tax treatment of Washington Banking’s shareholders pursuant to this Agreement, (iii) adversely affect the Tax treatment of Washington Banking or Heritage pursuant to this Agreement or (iv) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The Parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both Parties in accordance with Section 8.3.

6.15 Takeover Statutes. None of Washington Banking, Heritage or their respective Boards of Directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Merger, or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each party and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and thereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

6.16 Trust Preferred Securities. Upon the Effective Time, Heritage shall assume the due and punctual performance and observance of the covenants to be performed by Washington Banking under the Indenture, dated as of April 2, 2007, between Washington Banking and LaSalle National Bank Association, as Trustee relating to $25 million in trust capital securities issued in 2007 by Washington Banking Master Trust (the “Trust Preferred Securities”), and the due and punctual payment of the principal of and premium, if any, and interest on the Trust Preferred Securities. In connection therewith, Heritage and Washington Banking shall execute and deliver any supplemental indentures or other documents, and the Parties shall provide any opinion of counsel to the trustee thereof, required to make such assumptions effective.

6.17 Exemption from Liability Under Section 16(b). Washington Banking and Heritage agree that, in order to most effectively compensate and retain Washington Banking Insiders (as defined below), both prior to and after the Effective Time, it is desirable that Washington Banking Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of Washington Banking Common Stock into shares of Heritage Common Stock in the Merger and the conversion of Washington Banking Stock Options and Washington Banking Restricted Stock Unit Awards into the right to receive Heritage Common Stock subject to the terms and conditions of such Washington Banking Options and Washington Banking Restricted Stock Unit Awards in the Merger, and for that compensatory and retentive purposes agree to the provisions of this Section 6.17. Assuming Washington Banking delivers to Heritage in a reasonably timely fashion prior to the Effective Time accurate information regarding those officers and directors of Washington Banking subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Washington Banking Insiders”), the Board of Directors of Heritage and of Washington Banking, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, take all such steps as may be required to cause any dispositions of Washington Banking Common Stock, Washington Banking Restricted Stock Unit Awards or Washington Banking Stock Options by the Washington Banking Insiders, and any acquisitions of Heritage Common Stock pursuant to Article I by any Washington Banking Insiders who, immediately following the Merger, will be officers or directors of the Surviving Corporation subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

6.18 Certain Policies. Prior to the Effective Time, to the extent permitted by law, Washington Banking shall, and shall cause its Subsidiaries to, consistent with GAAP and on a basis reasonably satisfactory to Heritage, modify and change its loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) as to be applied prior to the Effective Time on a basis that is consistent with that of Heritage and its Subsidiaries; provided, however, that Washington Banking shall not be obligated to take any such action pursuant to this Section 6.18 unless and until (a) Heritage irrevocably acknowledges to Washington Banking in writing that all conditions to its obligations to consummate the Merger, and the conditions set forth in Section 7.1 have been satisfied; (b) Heritage irrevocably waives in writing any and all rights that it may have to terminate this Agreement; and (c) the Requisite Heritage Vote and Requisite Washington Banking Vote have been obtained.

6.19 System Integration. From the date hereof until the Effective Time, Washington Banking shall cause Whidbey Island Bank and its directors, officers and employees to, and shall make all commercially reasonable best efforts (without undue disruption to either business) to cause Whidbey Island Bank’s data processing consultants and software providers to, cooperate and assist Whidbey Island Bank and Heritage Bank in connection with the planned electronic and systematic conversion of all applicable data of Whidbey Island Bank to the Heritage Bank system to occur after the Effective Time.

6.20 Coordination. Subject to applicable law and regulation, during the period from the date hereof until the Effective Time, Washington Banking and Heritage shall cause their respective executive officers to confer as needed relating to the development, coordination and implementation of post-Merger operating and integration plans.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of the Parties to effect the Merger shall be subject to the satisfaction or, to the extent permitted by law, waiver by each of Heritage and Washington Banking, at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. This Agreement shall have been adopted by the shareholders of Heritage by the Requisite Heritage Vote and by the shareholders of Washington Banking by the Requisite Washington Banking Vote.

(b) NASDAQ Listing. The shares of Heritage Common Stock which shall be issuable to the shareholders of Washington Banking upon consummation of the Merger (and holders of Washington Banking Stock Options and Washington Banking Restricted Stock Unit Awards) shall have been authorized for listing on NASDAQ, subject to official notice of issuance.

(c) Regulatory Approvals. (i) All regulatory authorizations, consents, orders or approvals from (x) the Federal Reserve Board, the FDIC and the DFI and (y) any other approvals set forth in Section 3.4 which are necessary to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger, or those the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Surviving Corporation, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (such approvals and the expiration of such waiting periods being referred to herein as the “Requisite Regulatory Approvals”), and (ii) no such Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition

(d) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened and not withdrawn by the SEC.

(e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other material transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger.

7.2 Conditions to Obligations of Heritage. The obligation of Heritage to effect the Merger is also subject to the satisfaction, or waiver by Heritage, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of Washington Banking set forth in Section 3.2, Section 3.7, Section 3.8(a) and Section 3.24 shall be true and correct (other than such failures to be true and correct as are insignificant) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. The representations and warranties of Washington Banking set forth in Section 3.3(a), Section 3.6(a), Section 3.8(b), Section 3.14, Section 3.19 and Section 3.28 shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. The representations and warranties of Washington Banking set forth in Section 3.10(a), Section 3.11, Section 3.13 and Section 3.26 shall be true and correct in all material respects as of the date of this Agreement and (except to the extent that such representations and warranties speak to an earlier date) as of the Closing Date as though made on and as of the Closing Date, unless the failure or failures of such representations and warranties to be so true and correct as of the Closing Date, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations and warranties, has had or would reasonably be expected to have a Material Adverse Effect on Washington Banking or the Surviving Corporation. All other representations and warranties of Washington Banking set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Washington Banking or the Surviving Corporation. Heritage shall have received a certificate signed on behalf of Washington Banking by the Chief Executive Officer and the Chief Financial Officer of Washington Banking to the foregoing effect.

(b) Performance of Obligations of Washington Banking. Washington Banking shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Heritage shall have received a certificate signed on behalf of Washington Banking by the Chief Executive Officer and the Chief Financial Officer of Washington Banking to such effect.

(c) Federal Tax Opinion. Heritage shall have received the opinion of Silver Freedman & Taff, L.L.P., in form and substance reasonably satisfactory to Heritage, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Heritage and Washington Banking, reasonably satisfactory in form and substance to such counsel.

(d) Dissenting Shares. Dissenting Shares shall be less than ten percent of the issued and outstanding shares of Washington Banking.

(e) Third Party Consents. Washington Banking shall have obtained the written consent of the counterparties to the contracts set forth on Exhibit E, in form and substance reasonably satisfactory to Heritage, to enable Heritage or a Heritage Subsidiary to receive the full benefit under such contracts following the consummation of the transaction contemplated by this Agreement.

(f) Shared-Loss Agreements. Washington Banking shall have secured the written consent from the FDIC, as Receiver, under all Shared-Loss Agreements to which it or any of its Subsidiaries is a party or otherwise bound without any compensation, cost or fees therefor to ensure that there will be no adverse change in loss coverage under any of the Shared-Loss Agreements by reason of the consummation of any of the transactions contemplated by this Agreement, and no event shall have occurred that has resulted in or is reasonably likely to result in the loss of a material amount of loss share coverage from the FDIC under the Shared Loss Agreements to which Washington Banking or any of its Subsidiaries is a party or otherwise bound.

7.3 Conditions to Obligations of Washington Banking. The obligation of Washington Banking to effect the Merger is also subject to the satisfaction, or waiver by Washington Banking, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Heritage set forth in Section 4.2, Section 4.7, Section 4.8(a), and Section 4.24 shall be true and correct (other than such failures to be true and correct as are insignificant) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. The representations and warranties of Heritage set forth in Section 4.3(a), Section 4.6(a),

Section 4.8(b), Section 4.14, Section 4.19 and Section 4.28 shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. The representations and warranties of Heritage set forth in Section 4.10(a), Section 4.11, Section 4.13 and Section 4.26 shall be true and correct in all material respects as of the date of this Agreement and (except to the extent that such representations and warranties speak to an earlier date) as of the Closing Date as though made on and as of the Closing Date, unless the failure or failures of such representations and warranties to be so true and correct as of the Closing Date, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations and warranties, has had or would be reasonably be expected to have a Material Adverse Effect on Heritage or the Surviving Corporation. All other representations and warranties of Heritage set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Heritage. Washington Banking shall have received a certificate signed on behalf of Heritage by the Chief Executive Officer and the Chief Financial Officer of Heritage to the foregoing effect.

(b) Performance of Obligations of Heritage. Heritage shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Washington Banking shall have received a certificate signed on behalf of Heritage by the Chief Executive Officer and the Chief Financial Officer of Heritage to such effect.

(c) Federal Tax Opinion. Washington Banking shall have received the opinion of Lane Powell PC, in form and substance reasonably satisfactory to Washington Banking, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Heritage and Washington Banking, reasonably satisfactory in form and substance to such counsel.

(d) Shared-Loss Agreements. Heritage shall have secured the written consent from the FDIC, as Receiver, under all Shared-Loss Agreements to which it or any of its Subsidiaries is a party or otherwise bound without any compensation, cost or fees therefor to ensure that there will be no adverse change in loss coverage under any of the Shared-Loss Agreements by reason of the consummation of any of the transactions contemplated by this Agreement, and no event shall have occurred that has resulted in or is reasonably likely to result in the loss of a material amount of loss share coverage from the FDIC under the Shared Loss Agreements to which Heritage or any of its Subsidiaries is a party or otherwise bound.

(e) Bylaws. Heritage shall have taken all action necessary such that the amendment to the Heritage Bylaws, substantially in the form set forth in Exhibit D, shall have been duly adopted by the Heritage Board of Directors effective no later than the Effective Time.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of this Agreement by the shareholders of Heritage or Washington Banking; by action of the Board of Directors of a party, as follows:

(a) by the written mutual consent of Heritage and Washington Banking;

(b) by either Heritage or Washington Banking if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by this Agreement, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(c) by either Heritage or Washington Banking if the Merger shall not have been consummated on or before May 31, 2014 (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(d) by either Heritage or Washington Banking (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Washington Banking, in the case of a termination by Heritage, or Heritage, in the case of a termination by Washington Banking, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2(a) or (b), in the case of a termination by Heritage, or Section 7.3(a) or (b), in the case of a termination by Washington Banking, and which is not cured within thirty days following written notice to Washington Banking, in the case of a termination by Heritage, or Heritage, in the case of a termination by Washington Banking, or by its nature or timing cannot be cured;

(e) by Washington Banking, if the Board of Directors of Heritage shall have (i) failed to recommend in the Joint Proxy Statement that the shareholders of Heritage approve this Agreement, or withdrawn, modified or qualified such recommendation in a manner adverse to Washington Banking, or resolved to do so, or failed to reaffirm such recommendation within five days after Washington Banking requests in writing that such action be taken, or failed to recommend against acceptance of a tender offer or exchange offer for outstanding Heritage Common Stock that has been publicly disclosed (other than by Washington Banking or an affiliate of Washington Banking) within ten business days after the commencement of such tender or exchange offer, in any such case whether or not permitted by the terms hereof, (ii) (A) recommended or endorsed an Acquisition Proposal, or (B) failed to issue a press release announcing its opposition to such Acquisition Proposal within ten business days after an Acquisition Proposal is publicly announced, or (iii) breached its obligations under Section 6.3 or Section 6.12 in any material respect;

(f) by Heritage, if the Board of Directors of Washington Banking shall have (i) failed to recommend in the Joint Proxy Statement that the shareholders of Washington Banking approve this Agreement, or withdrawn, modified or qualified such recommendation in a manner adverse to Heritage, or resolved to do so, or failed to reaffirm such recommendation within five days after Heritage requests in writing that such action be taken, or failed to recommend against acceptance of a tender offer or exchange offer for outstanding Washington Banking Common Stock that has been publicly disclosed (other than by Heritage or an affiliate of Heritage) within ten business days after the commencement of such tender or exchange offer, in any such case whether or not permitted by the terms hereof, (ii) (A) recommended or endorsed an Acquisition Proposal, or (B) failed to issue a press release announcing its opposition to such Acquisition Proposal within ten business days after an Acquisition Proposal is publicly announced or (iii) breached its obligations under Section 6.3 or Section 6.12 in any material respect; or

(g) by (i) Heritage or Washington Banking if the Heritage Meeting (including any postponement or adjournment thereof) shall have concluded with the vote contemplated for the purpose of obtaining the Requisite Heritage Vote required in connection with this Agreement and the Merger having been taken and the Requisite Heritage Vote shall not have been obtained, or (ii) Washington Banking or Heritage if the Washington Banking Meeting (including any postponement or adjournment thereof) shall have concluded with the vote contemplated for the purpose of obtaining the Requisite Heritage Vote required in connection with this Agreement and the Merger and the Requisite Washington Banking Vote shall not have been obtained; in each case provided that the party seeking to terminate this Agreement under this Section 8.1(g) shall have complied in all material respects with its obligations under Section 6.3 and Section 6.12.

8.2 Effect of Termination.

(a) In the event of termination of this Agreement by either Heritage or Washington Banking as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Heritage, Washington Banking, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.2(b) and this Section 8.2 and Article IX (other than Section 9.1 and, except as it relates to surviving provisions, Section 9.11) shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Heritage nor Washington Banking shall be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement prior to termination (which the parties acknowledge and agree shall not be limited to reimbursement of expenses and out-of-pocket costs, and may include, to the extent proven, the benefit of the bargain lost by Washington Banking’s or Heritage’s (as applicable) shareholders (taking into consideration relevant matters, including other combination opportunities and the time value of money), which shall be deemed in such event to be damages of such party).

(b)  (i) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal with respect to Washington Banking shall have been made known to senior management of Washington Banking or has been made directly to its shareholders generally or any person shall have publicly announced (and not withdrawn) an Acquisition Proposal with respect to Washington Banking and (A) thereafter this Agreement is terminated by either Heritage or Washington Banking pursuant to Section 8.1(c) and Washington Banking shall have failed to obtain the Requisite Washington Banking Vote at the duly convened Washington Banking Meeting or any adjournment or postponement thereof at which a vote on the approval of this Agreement was taken, or (B) thereafter this Agreement is terminated by Heritage pursuant to Section 8.1(d) (as a result of a willful breach of this Agreement), Section 8.1(f)(i) or Section 8.1(f)(ii)(B), or (C) thereafter this Agreement is terminated pursuant to Section 8.1(g)(ii), and (D) prior to the date that is twelve months after the date of such termination, Washington Banking enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Washington Banking shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Heritage, by wire transfer of same day funds, a fee equal to $7,936,037.00 (the “Termination Fee”); provided, that for purposes of this Section 8.2(b), all references in the definition of Acquisition Proposal to “25%” shall instead refer to “50%”.

(ii) In the event this Agreement is terminated by Heritage pursuant to Section 8.1(f)(iii), then Washington Banking shall pay Heritage, by wire transfer of same day funds, the Termination Fee on the date of termination.

(iii) In the event that this Agreement is terminated by Heritage pursuant to Section 8.1(f)(ii)(A), then Washington Banking shall pay Heritage, by wire transfer of same day funds, a fee equal to 75% of the Termination Fee on the date of termination, and an additional fee equal to 25% of the Termination Fee on the earlier of the date Washington Banking enters into a definitive agreement or consummates a transaction involving the Acquisition Proposal referenced in Section 8.1(f)(ii)(A) (or involving any other Acquisition Proposal with respect to which Washington Banking enters into a definitive agreement or with respect to which Washington Banking consummates a transaction, in either case prior to the date that is twelve months after this Agreement is terminated).

(c)  (i) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal with respect to Heritage shall have been made known to senior management of Heritage or has been made directly to its shareholders generally or any person shall have publicly announced (and not withdrawn) an Acquisition Proposal with respect to Heritage and (A) thereafter this Agreement is terminated by either Heritage or Washington Banking pursuant to Section 8.1(c) and Heritage shall have failed to obtain the Requisite Heritage Vote at the duly convened Heritage Meeting or any adjournment or postponement thereof at which a vote on the approval of this Agreement was taken, or (B) thereafter this Agreement is terminated by Washington Banking pursuant to Section 8.1(d) (as a result of a willful breach of this Agreement), Section 8.1(e)(i), Section 8.1(e)(ii)(B), or (C) thereafter this Agreement is terminated pursuant to Section 8.1(g)(i), and (D) prior to the date that is twelve months after the date of such termination, Heritage enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Heritage shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Washington Banking the Termination Fee by wire transfer of same day funds; provided, that for purposes of this Section 8.2(c), all references in the definition of Acquisition Proposal to “25%” shall instead refer to “50%”.

(ii) In the event this Agreement is terminated by Washington Banking pursuant to Section 8.1(e)(iii), then Heritage shall pay Washington Banking, by wire transfer of same day funds, the Termination Fee on the date of termination.

(iii) In the event that this Agreement is terminated by Washington Banking pursuant to Section 8.1(e)(ii)(A), then Heritage shall pay Washington Banking, by wire transfer of same day funds, a fee equal to 75% of the Termination Fee on the date of termination, and an additional fee equal to 25% of the Termination Fee on the earlier of the date Heritage enters into a definitive agreement or consummates a transaction involving the Acquisition Proposal referenced in Section 8.1(e)(ii)(A) (or involving any other Acquisition Proposal with respect to which Heritage enters into a definitive agreement or with respect to which Heritage consummates a transaction, in either case prior to the date that is twelve months after this Agreement is terminated).

(d) Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages, the maximum aggregate amount of fees payable by a single party under this Section 8.2 shall be equal to the Termination Fee.

(e) Each of Heritage and Washington Banking agrees that, upon termination of this Agreement under circumstances where the Termination Fee is payable to it and such Termination Fee is paid in full, it shall be precluded from any other remedy against the other party in connection with this Agreement or the transactions contemplated hereby, at law or in equity or otherwise, and it shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other party or any of the other party’s Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates or their respective representatives in connection with this Agreement or the transactions contemplated hereby. It is specifically agreed and acknowledged that nothing herein shall impose upon a party an obligation to accept the Termination Fee as the remedy for a willful and material breach by the other party.

(f) Each of Heritage and Washington Banking acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if Heritage or Washington Banking, as the case may be, fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, the other party commences a suit which results in a judgment against the non-paying party for the Termination Fee or any portion thereof, such non-paying party shall pay the costs and expenses of the other party (including attorneys’ fees and expenses) in connection with such suit. In addition, if Heritage or Washington Banking, as the case may be, fails to pay the amounts payable pursuant to this Section 8.2, then such party shall pay interest on such overdue amounts at a rate per annum equal to the “prime rate” (as announced by JPMorgan Chase & Co. or any successor thereto) in effect on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid.

8.3 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the Parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of this Agreement by the shareholders of Heritage and Washington Banking; provided, however, that after approval of this Agreement by the respective shareholders of Heritage or Washington Banking, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires further approval of such shareholders under applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of the Parties.

8.4 Extension; Waiver. At any time prior to the Effective Time, the Parties, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions contained herein; provided, however, that after approval of this Agreement by the respective shareholders of Heritage or Washington Banking, there may not be, without further approval of such shareholders, any extension or waiver of this Agreement or any portion thereof that requires further approval of such shareholders under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

9.1 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place on a date which shall be no later than fifteen business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless extended by mutual agreement of the Parties (the “Closing Date”).

9.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall survive in accordance with its terms) shall survive the Effective Time, except for Section 6.7 and for those other covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

9.3 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided, however, that the costs and expenses of printing and mailing the Joint Proxy Statement and all filing and other fees paid to the SEC in connection with the Merger shall be borne equally by Heritage and Washington Banking.

9.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the Parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Heritage, to:

Heritage Financial Corporation
P.O. Box 1578
Olympia, Washington 98501
Attention: Brian L. Vance, President and Chief Executive Officer
Facsimile: (360) 705-9163

with a copy to:

Breyer & Associates PC
8180 Greensboro Drive
Suite 785
McLean, Virginia 22102
Attention: John F. Breyer, Jr.
Facsimile: (703) 883-2511

(b)	if to Washington Banking, to:

Washington Banking Company
435 E. George Hopper Road
Burlington, Washington 98233
Attention: John L. Wagner, President and Chief Executive Officer
Facsimile: (360) 240-4918

with a copy to:

Lane Powell PC
601 SW Second Avenue, Suite 2100
Portland, Oregon 97204-3158
Attention: Andrew H. Ognall
Facsimile: (503) 778-2200

9.5 Interpretation. The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of a party means the actual knowledge of any of the directors or senior officers of such party. As used herein, (i) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (ii) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person and (iii) the term “made available” means any document or other information that was (a) provided by one party or its representatives to the other party and its representatives prior to the date hereof, (b) included in the virtual data room of a party prior to the date hereof or (c) filed by a party with the SEC and publicly available on EDGAR prior to the date hereof. The Washington Banking Disclosure Schedule and the Heritage Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. Nothing contained herein shall require any party or person to take any action in violation of applicable law.

9.6 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

9.7 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the Parties and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof.

9.8 Governing Law; Jurisdiction.

(a) This Agreement shall be governed and construed in accordance with the laws of the State of Washington, without regard to any applicable conflicts of law.

(b) Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court sitting in King County in the State of Washington (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.4.

9.9 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.9.

9.10 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the Parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.11 Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each party hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9.12 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.13 Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Page Follows]

Heritage and Washington Banking have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

HERITAGE FINANCIAL CORPORATION

By:	/s/ Brian L. Vance
Name: Brian L. Vance
Title: President and Chief Executive Officer

WASHINGTON BANKING COMPANY

By:	/s/ John L. Wagner
Name: John L. Wagner
Title: President and Chief Executive Officer

Exhibit A

VOTING AND SUPPORT AGREEMENT

October 23, 2013

Washington Banking Company

450 SW Bayshore Drive

Oak Harbor, Washington 98277

Ladies and Gentlemen:

Heritage Financial Corporation (“Heritage”) and Washington Banking Company (“Washington Banking”) have entered into an Agreement and Plan of Merger dated as of October 23, 2013 (the “Merger Agreement”) pursuant to which, among other things, and subject to the terms and conditions set forth therein, (a) Washington Banking will be merged with and into Heritage (the “Merger”); and (b) the shareholders of Washington Banking upon effectiveness of the Merger will become entitled to receive the consideration specified in the Merger Agreement.

Washington Banking has requested, as a condition to its execution and delivery to Heritage of the Merger Agreement, that the undersigned execute and deliver to Washington Banking this Voting and Support Agreement.

The undersigned, in order to induce Washington Banking to execute and deliver to Heritage the Merger Agreement, and intending to be legally bound, hereby irrevocably:

(a) Agrees to be present (in person or by proxy) at all shareholders’ meetings of Heritage called to vote for approval of the Merger Agreement and/or the Merger and any other actions in furtherance thereof so that all shares of common stock of Heritage Banking over which the undersigned or a member of the undersigned’s immediate family (meaning any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and including adoptive relationships) has, directly or indirectly, sole or shared voting power as of the voting record date(s) for such meetings will be counted for the purpose of determining the presence of a quorum at such meetings and to vote, or cause to be voted, all such shares in favor of approval of the Merger Agreement and/or the Merger and any actions in furtherance thereof, it being understood that (i) as to immediate family members, the undersigned will use his or her reasonable efforts to cause the shares beneficially held by them to be present and voted in accordance with the provisions above and, any failure of such shares to be present or voted, so long as such reasonable efforts have been made by the undersigned, shall not constitute a violation of this Voting and Support Agreement, and (ii) nothing in this Voting and Support Agreement shall require the undersigned or any of his or her immediate family members to exercise any option or warrant regardless of whether any such option or warrant is “in the money” or vested or otherwise becomes vested;

(b) Agrees not to sell, transfer or otherwise dispose of any shares of common stock of Heritage until after the approval of the Merger Agreement and/or the Merger by the Heritage shareholders, exclusive of (i) dispositions of shares in connection with the exercise of stock options and warrants in order to pay the exercise price thereof or to satisfy tax withholding obligations in connection with the exercise of stock options or the vesting of equity awards and (ii) transfers to a lineal descendent or the spouse of the undersigned, or to a trust or other entity for the benefit of one or more of the foregoing persons, provided that the transferee agrees in writing to be bound by the terms of this Voting and Support Agreement;

(c) Represents that the undersigned has the capacity to enter into this Voting and Support Agreement and that it is a valid and binding obligation enforceable against the undersigned in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors’ rights and general equitable principles; and

Appendix A, Exhibit A-1

(d) Nothing herein shall impose any obligation on the undersigned to take any action or omit to take any action in his or her capacity as a member of the Board of Directors or as an officer of Heritage or any of its subsidiaries. This Voting and Support Agreement is being entered into by the undersigned solely in his or her capacity as a shareholder of Heritage.

The obligations set forth herein shall terminate concurrently with any termination of the Merger Agreement.

The undersigned intends to be legally bound hereby.

Sincerely,

Print Name:

Appendix A, Exhibit A-2

Exhibit B

VOTING AND SUPPORT AGREEMENT

October 23, 2013

Heritage Financial Corporation

P.O. Box 1578

Olympia, WA 98501

Ladies and Gentlemen:

Heritage Financial Corporation (“Heritage”) and Washington Banking Company (“Washington Banking”) have entered into an Agreement and Plan of Merger dated as of October 23, 2013 (the “Merger Agreement”) pursuant to which, among other things, and subject to the terms and conditions set forth therein, (a) Washington Banking will be merged with and into Heritage (the “Merger”); and (b) the shareholders of Washington Banking upon effectiveness of the Merger will become entitled to receive the consideration specified in the Merger Agreement.

Heritage has requested, as a condition to its execution and delivery to Washington Banking of the Merger Agreement, that the undersigned execute and deliver to Heritage this Voting and Support Agreement.

The undersigned, in order to induce Heritage to execute and deliver to Washington Banking the Merger Agreement, and intending to be legally bound, hereby irrevocably:

(a) Agrees to be present (in person or by proxy) at all shareholders’ meetings of Washington Banking called to vote for approval of the Merger Agreement and/or the Merger and any other actions in furtherance thereof so that all shares of common stock of Washington Banking over which the undersigned or a member of the undersigned’s immediate family (meaning any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and including adoptive relationships) has, directly or indirectly, sole or shared voting power as of the voting record date(s) for such meetings will be counted for the purpose of determining the presence of a quorum at such meetings and to vote, or cause to be voted, all such shares in favor of approval of the Merger Agreement and/or the Merger and any actions in furtherance thereof, it being understood that (i) as to immediate family members, the undersigned will use his or her reasonable efforts to cause the shares beneficially held by them to be present and voted in accordance with the provisions above and, any failure of such shares to be present or voted, so long as such reasonable efforts have been made by the undersigned, shall not constitute a violation of this Voting and Support Agreement, and (ii) nothing in this Voting and Support Agreement shall require the undersigned or any of his or her immediate family members to exercise any option or warrant regardless of whether any such option or warrant is “in the money” or vested or otherwise becomes vested;

(b) Agrees not to sell, transfer or otherwise dispose of any shares of common stock of Washington Banking until after the approval of the Merger Agreement and/or the Merger by the Washington Banking shareholders, exclusive of (i) dispositions of shares in connection with the exercise of stock options and warrants in order to pay the exercise price thereof or to satisfy tax withholding obligations in connection with the exercise of stock options or the vesting of equity awards and (ii) transfers to a lineal descendent or the spouse of the undersigned, or to a trust or other entity for the benefit of one or more of the foregoing persons, provided that the transferee agrees in writing to be bound by the terms of this Voting and Support Agreement;

(c) Represents that the undersigned has the capacity to enter into this Voting and Support Agreement and that it is a valid and binding obligation enforceable against the undersigned in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors’ rights and general equitable principles; and

Appendix A, Exhibit B-1

(d) Nothing herein shall impose any obligation on the undersigned to take any action or omit to take any action in his or her capacity as a member of the Board of Directors or as an officer of Washington Banking or any of its subsidiaries. This Voting and Support Agreement is being entered into by the undersigned solely in his or her capacity as a shareholder of Washington Banking.

The obligations set forth herein shall terminate concurrently with any termination of the Merger Agreement.

The undersigned intends to be legally bound hereby.

Sincerely,

Print Name:

Appendix A, Exhibit B-2

Exhibit C

PLAN OF MERGER

WHIDBEY ISLAND BANK

AND

HERITAGE BANK

                         , [2014]

Pursuant to the provisions of Section 30.49.040 of the Revised Code of Washington (the “RCW”), this Plan of Merger (“Plan of Bank Merger”) is made by and between WHIDBEY ISLAND BANK and HERITAGE BANK, each a Washington state-chartered bank.

RECITALS

A.	Heritage Bank, a wholly owned subsidiary of Heritage Financial Corporation (“Heritage”), is a state-chartered commercial bank duly organized, validly existing and in good standing under the laws of the State of Washington. Heritage Bank has authorized capital stock of 1,000,000 shares of common stock, no par value per share, and all of its issued and outstanding shares are owned by Heritage.

B.	Whidbey Island Bank, a wholly owned subsidiary of Washington Banking Company (“Washington Banking”), is a state-chartered commercial bank duly organized, validly existing and in good standing under the laws of the State of Washington. Whidbey Island Bank has authorized capital stock of shares of common stock, $ par value per share, and all of its issued and outstanding shares are owned by Washington Banking.

C.	Pursuant to an Agreement and Plan of Merger, dated October 23, 2013 (the “Agreement”), Heritage and Washington Banking have agreed to merge Whidbey Island Bank with and into Heritage Bank (the “Bank Merger”), with Heritage Bank being the resulting bank (the “Resulting Bank”), immediately following the merger of Washington Banking with and into Heritage. The Board of Directors of Whidbey Island Bank and the Board of Directors of Washington Banking, on behalf of Washington Banking as the sole shareholder of Whidbey Island Bank, and the Board of Directors of Heritage Bank and the Board of Directors of Heritage, on behalf of Heritage as the sole shareholder of Heritage Bank, have approved the Bank Merger and this Plan of Bank Merger and have authorized its execution and delivery.

AGREEMENT

Whidbey Island Bank and Heritage Bank hereby agree as follows:

1. Constituent Banks. The name of each constituent bank to the Bank Merger is:

WHIDBEY ISLAND BANK

whose principal office is located at 450 SW Bayshore Drive, Oak Harbor, Washington 98277 and whose other offices are set forth on Exhibit A attached hereto and incorporated herein by this reference.

Appendix A, Exhibit C-1

HERITAGE BANK

whose principal office is located at 201 Fifth Avenue S.W., Olympia, Washington 98501, and whose other office locations are set forth on Exhibit B attached hereto and incorporated herein by this reference.

2. Bank Merger. Subject to the terms and conditions of this Plan of Bank Merger, in accordance with Title 30, Chapter 49 of the RCW, at the effective time of the Bank Merger, Whidbey Island Bank shall merge with and into Heritage Bank.

3. Effective Time. The effective time of the Bank Merger shall be the time that the articles of merger providing for the merger of Whidbey Island Bank with and into Heritage Bank are filed with the Secretary of State of the State of Washington, unless a later date and time is specified as the effective time in such articles of merger. As of the effective time of the Bank Merger, the separate corporate existence of Whidbey Island Bank shall cease.

4. Resulting Bank. The Resulting Bank shall be:

HERITAGE BANK

whose principal office is located at 201 Fifth Avenue S.W., Olympia, Washington 98501, and whose other office locations are set forth on Exhibit C attached hereto and incorporated herein by this reference.

5. Name. The name of the Resulting Bank shall continue to be “Heritage Bank.”

6. Directors of the Resulting Bank. The names and mailing addresses of the directors of the Resulting Bank are listed on Exhibit D. Nothing in this Section 6 or this Plan of Bank Merger restricts in any way any rights of the Resulting Bank’s shareholders or directors at any time after the effective time of the Bank Merger to nominate, elect, select or remove the Resulting Bank’s directors.

7. Officers of the Resulting Bank. The names and mailing addresses of the officers of the Resulting Bank are listed on Exhibit E. Nothing in this Section 7 or this Plan of Bank Merger restricts in any way any rights of the Resulting Bank’s directors at any time after the effective time of the Bank Merger to nominate, elect, select or remove the Resulting Bank’s officers.

8. Effect on Shares of Stock. At the effective time of the Bank Merger:

(a) each share of Heritage Bank common stock issued and outstanding immediately prior to the effective time of the Bank Merger shall be unchanged and shall remain issued and outstanding.

(b) each share of Whidbey Island Bank common stock issued and outstanding prior to the effective time of the Bank Merger shall, by virtue of the Bank Merger and without any action on the part of the holder thereof, be cancelled.

9. Effects of the Bank Merger. At the effective time of the Bank Merger, the business of Heritage Bank, as the Resulting Bank, will continue to be that of a Washington state-chartered commercial bank and as provided for in the articles of incorporation of Heritage Bank as now existing. At the effective time of the Bank Merger, all assets, rights, privileges, powers, franchises and property (real, personal and mixed) of Whidbey Island Bank shall be automatically transferred to and vested in Heritage Bank, as the Resulting Bank, by virtue of the Bank Merger without any deed or other document of transfer. At the effective time of the Bank Merger, Heritage Bank, as the Resulting Bank, without any order or action on the part of any court or otherwise and without any documents, assumptions or assignments, shall hold and enjoy all of the properties, franchises and interests, including, without limitation, appointments, powers, designations, nominations and all other rights and interests as agent or other fiduciary, in the same manner and to the same extent as such properties, franchises and

Appendix A, Exhibit C-2

interests were held or enjoyed by Heritage Bank and Whidbey Island Bank, respectively. At the effective time of the Bank Merger, Heritage Bank, as the Resulting Bank, shall be responsible for all the liabilities of every kind and description of both Heritage Bank and Whidbey Island Bank immediately prior to the effective time of the Bank Merger, including, without limitation, liabilities for all debts, savings accounts, deposits, obligations and contracts of Heritage Bank and Whidbey Island Bank, respectively, matured or unmatured, whether accrued, absolute, contingent or otherwise and whether or not reflected or reserved against on balance sheets, books or accounts or records of either Heritage Bank or Whidbey Island Bank. All rights of creditors and other obligees and all liens on property of either Heritage Bank or Whidbey Island Bank shall be preserved and shall not be released or impaired as a result of the Bank Merger.

9. Articles of Incorporation and Bylaws of the Resulting Bank. At the effective time of the Bank Merger, the articles of incorporation and bylaws of Heritage Bank, as in effect immediately prior to the effective time of the Bank Merger, shall be the articles of incorporation and bylaws of the Resulting Bank until thereafter amended in accordance with applicable law.

10. Required Approvals. Consummation of the Bank Merger is subject to approval by the Washington State Department of Financial Institutions and the Federal Deposit Insurance Corporation. This Plan of Bank Merger has been duly approved by the sole shareholder of Whidbey Island Bank pursuant to RCW 30.49.050, and by the sole shareholder of Heritage Bank pursuant to RCW 30.49.050.

11. Termination; Amendment. This Plan of Bank Merger shall terminate upon the termination of the Agreement in accordance with its terms. The parties may also terminate or amend this Plan of Bank Merger at any time before the effective time of the Bank Merger by mutual written consent.

12. Assignment. This Plan of Bank Merger may not be assigned by any party hereto without the prior written consent of the other party.

13. Counterparts. This Plan of Bank Merger may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one agreement.

14. Condition Precedent. The obligations of the parties under this Plan of Bank Merger shall be subject to the consummation of the merger of Washington Banking with and into Heritage pursuant to the Agreement on or before the effective time of the Bank Merger.

* * * * *

[Signature Page Follows]

Appendix A, Exhibit C-3

HERITAGE BANK

By:
Name: Brian L. Vance
Title: Chief Executive Officer

WHIDBEY ISLAND BANK

By:
Name: John L. Wagner
Title: President and Chief Executive Officer

Appendix A, Exhibit C-4

Exhibit D

AMENDMENT TO BYLAWS

The bylaws of Heritage shall be amended at or prior to the Effective Time to include, as of the Effective Time, the following new Article 9:

ARTICLE 9

Certain Governance Matters

SECTION 9.1—INTEGRATION PERIOD. The Board has resolved that the governance and other provisions set forth in this Article 9 shall apply and be effective from and after the Effective Time (as defined in the Agreement and Plan of Merger, dated as of October 23, 2013, by and between the corporation and Washington Banking Company (“Washington Banking”), as may be amended from time to time (the “Merger Agreement”)), until the second anniversary of the Effective Time or such earlier date, but not prior to the first anniversary of the Effective Time, as may be determined by the affirmative vote after the Effective Time of at least two-thirds of the Board of Directors (the “Integration Period”). Terms defined in the Merger Agreement are used in this Article 9 as so defined.

SECTION 9.2—BOARD OF DIRECTORS. At the Effective Time, the Board shall initially consist of 15 members. Effective as of the Effective Time, eight members of the Board of Directors immediately prior to the Effective Time, as designated by the Board of Directors of the corporation prior to the Effective Time, shall be members of the Board (including each of the persons designated for specified Board or officer positions with the corporation in this Article 9) (such eight persons and their replacements, if any, as determined in accordance with Article 9, Section 9.4 being referred to as the “Continuing Heritage Directors”), and seven members of the board of directors of Washington Banking immediately prior to the Effective Time, as designated by the board of directors of Washington Banking prior to the Effective Time, shall be members of the Board (including each of the persons designated for specified Board or officer positions with the corporation in this Article 9) (such seven persons and their replacements, if any, as determined in accordance with Article 9, Section 9.4 being referred to as the “Continuing Washington Banking Directors”), in each case, subject to such designee satisfying the eligibility criteria to serve as a director of the corporation as set forth in the Corporate Governance and Nominating Committee Charter of the corporation (the “Eligibility Criteria”) as of the Effective Time.

SECTION 9.3—CHAIRMAN; VICE CHAIRMAN. Effective as of the Effective Time, Anthony B. Pickering shall serve as Chairman of the Board and Brian S. Charneski shall serve as Vice Chairman of the Board until the second anniversary of the Effective Time. In the event that Anthony B. Pickering ceases to serve as Chairman of the Board for any reason prior to the second anniversary of the Effective Time, his successor as Chairman shall be selected by the affirmative vote of at least a majority of the Continuing Washington Banking Directors, and approved by at least two-thirds of the directors then in office in accordance with the Articles of Incorporation, and shall serve as Chairman of the Board until the second anniversary of the Effective Time. In the event that Brian S. Charneski ceases to serve as Vice Chairman of the Board for any reason prior to the second anniversary of the Effective Time, his successor as Vice Chairman of the Board shall be selected by the affirmative vote of at least a majority of the Continuing Heritage Directors, and approved by at least two-thirds of the directors then in office in accordance with the Articles of Incorporation, and shall serve as Vice Chairman of the Board until the second anniversary of the Effective Time.

SECTION 9.4—VACANCIES. All vacancies on the Board, created through the cessation of service for any reason of (i) any Continuing Heritage Director shall be filled by a nominee proposed to the Corporate Governance and Nominating Committee of the Board (together with any successor Committee thereto, the “Governance Committee”) by a majority of the remaining Continuing Heritage Directors and approved by at

Appendix A, Exhibit D-1

least two-thirds of the directors then in office in accordance with the Articles of Incorporation, or (ii) any Continuing Washington Banking Director shall be filled by a nominee proposed to the Governance Committee by a majority of the remaining Continuing Washington Banking Directors and approved by at least two-thirds of the directors then in office in accordance with the Articles of Incorporation. If the Governance Committee does not recommend any such proposed nominee, or if at least two-thirds of the directors then in office do not approve any such proposed nominee, a majority of the remaining Continuing Heritage Directors or a majority of the remaining Continuing Washington Banking Directors, as the case may be, shall propose a substitute nominee to the Governance Committee. This process shall be repeated if necessary until the applicable vacancy has been filled. All directors of the corporation so nominated and appointed or elected pursuant to this Article 9, Section 9.4 shall be considered “Continuing Heritage Directors” or “Continuing Washington Banking Directors,” as the case may be, for purposes of this Article 9.

SECTION 9.5—NOMINATIONS. The Governance Committee shall recommend to the Board that each Continuing Heritage Director and each Continuing Washington Banking Director be nominated, and the Board shall nominate each Continuing Heritage Director and each Continuing Washington Banking Director so recommended, for election at each annual meeting of shareholders that is held during the Integration Period, in each case, so long as such Continuing Heritage Director or Continuing Washington Banking Director, as the case may be, continues to satisfy the Eligibility Criteria at such time. In the event that any Continuing Heritage Director no longer satisfies the Eligibility Criteria at such time, a replacement nominee shall be selected by a majority of the remaining Continuing Heritage Directors, and in the event that any Continuing Washington Banking Director no longer satisfies the Eligibility Criteria at such time, a replacement nominee shall be selected by a majority of the remaining Continuing Washington Banking Directors.

SECTION 9.6—REDUCTION IN SIZE OF BOARD. Following the first anniversary of the Effective Time, at least two-thirds of the directors then in office, as required by the Articles of Incorporation, may determine to reduce the size of the Board in accordance with Article 2, Section 2.2, provided that as a result of any such reduction the Continuing Heritage Directors and Continuing Washington Banking Directors shall have pro rata representation on the Board based upon the number of Continuing Heritage Directors (eight of fifteen, or 53.3%) and Continuing Washington Banking Directors (seven of fifteen, or 46.7%) as of the Effective Time (rounded to the nearest whole number).

SECTION 9.7—AMENDMENTS; INTERPRETATION AND EXPIRATION DATE. During the Integration Period, the provisions of this Article 9 and Section 2.2 of Article 2, may be modified, amended or repealed, and any provision of these Bylaws inconsistent with the provisions of this Article 9 and Section 2.2 of Article 2 may be adopted, only by the affirmative vote of (a) at least two-thirds of the directors then in office and (b) a majority of each of the Continuing Heritage Directors and Continuing Washington Banking Directors. In the event of any inconsistency between any provision of this Article 9 and any other provision of these Bylaws, the provisions of this Article 9 shall govern and control. Whenever it is stated in this Article 9 that a specified action shall require the affirmative vote of a specified percentage of the Board, if the application of such percentage does not result in a whole number of required votes, the vote required to approve, adopt or ratify any such action shall be the next highest whole number. If any of the provisions of this Article 9 are found, in any action, suit or proceeding, to be invalid or ineffective, the validity and the effect of the remainder of such provision and the remaining provisions of this Article 9 shall not be affected. The provisions of this Article 9 shall automatically expire on the second anniversary of the Effective Time, unless earlier terminated in accordance with the provisions herein.

Appendix A, Exhibit D-2

Exhibit E

Third-Party Contracts

Washington Banking will take the necessary steps to obtain approval from Jack Henry & Associates Inc. to allow for the continuation of the data processing services currently being provided to Washington Banking and its Subsidiaries from the Effective Time through the data processing conversion to Heritage Bank’s data processing system.

Appendix A, Exhibit E-1

Appendix B

October 22, 2013

Board of Directors

Heritage Financial Corporation

201 Fifth Avenue, SW

Olympia, WA 98501

Members of the Board:

Heritage Financial Corporation (the “Company”) and Washington Banking Company (“WBCO”) have entered into an Agreement and Plan of Merger dated as of October 23, 2013 (the “Agreement”) pursuant to which WBCO shall merge with and into the Company (the “Merger”) and the separate corporate existence of WBCO shall terminate. The Company shall be the surviving corporation in the Merger. You have requested our opinion as to the fairness, from a financial point of view, to the Company of the Merger Consideration in the proposed Merger.

Pursuant to the terms of the Agreement, each share of the common stock, no par value per share, of WBCO issued and outstanding immediately prior to the Effective Time, except for Cancelled Shares and Dissenting Shares, shall be converted into the right to receive a fraction of a share of the Company Common Stock equal to 0.89000 (the “Exchange Ratio”) and $2.75 in cash (the “Per Share Cash Consideration”) (collectively, the “Merger Consideration”). The terms and conditions of the Merger are more fully set forth in the Agreement, and capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement.

D.A. Davidson & Co., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In arriving at our opinion, we reviewed, among other things:

(i)	a draft of the Agreement dated October 22, 2013;

(ii)	certain financial statements and other historical financial and business information about the Company and WBCO made available to us from published sources and/or from the internal records of the Company and WBCO that we deemed relevant;

(iii)	certain publicly available analyst earnings estimates for the Company for the years ending December 31, 2013 and December 31, 2014 and estimated long-term growth rate for the years thereafter, in each case as discussed with, and confirmed by, senior management of the Company;

(iv)	certain publicly available analyst earnings estimates for WBCO for the years ending December 31, 2013 and December 31, 2014 and estimated long-term growth rate for the years thereafter, in each case as discussed with, and confirmed by, senior management of the Company;

(v)	the current market environment generally and the banking environment in particular;

(vi)	the financial terms of certain other transactions in the financial institutions industry, to the extent publicly available;

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(vii)	the market and trading characteristics of public companies and public bank holding companies in particular;

(viii)	the relative contributions of the Company and WBCO to the combined company;

(ix)	the pro forma financial impact of the Merger, taking into consideration the amounts and timing of the transaction costs and cost savings;

(x)	the net present value of WBCO with consideration of projected financial results;

(xi)	the net present value of the Company with consideration of projected financial results;

(xii)	the net present value of the Company, on a pro forma basis with the pro forma financial impact of the Merger, with consideration of projected financial results; and

(xiii)	such other financial studies, analyses and investigations and financial, economic and market criteria and other information as we considered relevant including discussions with management and other representatives and advisors of the Company and WBCO concerning the business, financial condition, results of operations and prospects of the Company and WBCO.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or WBCO, nor did Davidson make an independent appraisal or analysis on the Company or WBCO with respect to the Merger. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company or WBCO. We have further relied on the assurances of management of the Company and WBCO that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We did not make an independent evaluation or appraisal of the specific assets or liabilities including the amount of any fair value adjustments per FASB141(R). We did not make an independent evaluation of the adequacy of the allowance for loan losses of the Company or WBCO nor have we reviewed any individual credit files relating to the Company or WBCO. We have assumed that the respective allowances for loan losses for both the Company and WBCO are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. We have assumed that there has been no material change in the Company or WBCO’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements provided to us. We have assumed in all respects material to our analysis that the Company and WBCO will remain as going concerns for all periods relevant to our analysis. We have also assumed in all respects material to our analysis that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the Agreement are not waived. We assume that there were no material changes to the Agreement from the draft Agreement on October 22, 2013 to the final executed Agreement. We have assumed that in the course of obtaining necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendment or modifications, will be imposed that will have a material adverse affect on the contemplated benefits of the Merger. We express no view as to, and our opinion does not address, the relative merits of the Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. Our opinion is necessarily based upon information available to us and economic, market, financial and other conditions as they exist and can be evaluated on the date of this letter.

We have acted as the Company’s financial advisor in connection with the Merger and a substantial portion of our fee is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion.

In the ordinary course of business as a broker-dealer, we may actively trade or hold securities of the Company or WBCO for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the Company. This fairness opinion was reviewed and approved by a D.A. Davidson & Co. Fairness Opinion Committee on October 21, 2013.

It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Merger and is not intended to be and does not constitute a recommendation of the Merger to the Company or its shareholders. Additionally, we are not expressing any opinion herein as to the prices at which the shares of the Company or WBCO currently trade or may trade in the future. This letter is not to be quoted or referred to, in whole or in part, in any statement or document, nor shall this letter be used for any other purposes, without our prior written consent, which consent is hereby given to the inclusion of this letter in a proxy or other document filed with the Securities and Exchange Commission and bank regulatory agencies in connection with the Merger.

Sincere Regards,

D.A. Davidson & Co.

Appendix C

October 23, 2013

Board of Directors

Washington Banking Company

435 E. George Hopper Road

Burlington, Washington 98233

Ladies and Gentlemen:

Washington Banking Company (“WBC”) and Heritage Financial Corporation (“HFC”) have entered into an agreement and plan of merger dated as of October 23, 2013 (the “Agreement”) pursuant to which WBC will merge with and into HFC (the “Merger”). Pursuant to the terms of the Agreement, upon the effective date of the Merger, each share of WBC common stock issued and outstanding immediately before the Effective Time, except those shares described in the Agreement, will be converted into and represent the right to receive, at the election of the holder thereof, (i) $2.75 in cash (the “Per Share Cash Consideration”) and (ii) 0.89000 of a share of the HFC common stock (the “Exchange Ratio” and together with the Per Share Cash Consideration, the “Merger Consideration”). Cash will be paid in lieu of any fractional shares. The other terms and conditions of the Merger are more fully set forth in the Agreement, and capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of WBC common stock.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain financial statements and other historical financial information of WBC that we deemed relevant; (iii) certain financial statements and other historical financial information of HFC that we deemed relevant; (iv) publicly available earnings estimates for the years ending December 31, 2013 and December 31, 2014 and an estimated long term growth rate for the years thereafter in each instance as discussed with the senior management of WBC; (v) publicly available earnings estimates for the years ending December 31, 2013 and December 31, 2014 and an estimated long term growth rate for the years thereafter in each instance as discussed with the senior management of HFC; (vi) the pro forma financial impact of the Merger on HFC based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies as provided by HFC; (vii) a comparison of certain financial and other information for WBC and HFC, including relevant stock trading information, with similar publicly available information for certain other commercial banks, the securities of which are publicly traded; (viii) the relative contributions of certain assets, liabilities, equity and earnings of WBC and HFC to the combined institution; (ix) the terms and structures of other recent mergers and acquisition transactions in the commercial banking sector; (x) the current market environment generally and in the commercial banking sector in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of WBC the business, financial condition, results of operations and prospects of WBC and held similar discussions with the senior management of HFC regarding the business, financial condition, results of operations and prospects of HFC.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by WBC and HFC or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of preparing this letter. We have further relied on the assurances of the management of WBC and HFC that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any material respect. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of WBC or HFC or any of their respective subsidiaries. We did not make an independent evaluation of the adequacy of the allowance for loan losses of WBC, HFC or the combined entity after the Merger and we have we not reviewed any individual credit files relating to WBC or HFC. We have assumed, with your consent that the respective allowances for loan losses for both WBC and HFC are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used publicly available mean earnings estimates and estimated long term growth rates for WBC and HFC as discussed with the respective senior managements of WBC and HFC. Sandler O’Neill also received and used in its analyses certain projections of transaction costs, purchase accounting adjustments, expected cost savings and other synergies which were provided by HFC. We assumed that those projections, estimates and judgments would be achieved. We express no opinion as to such estimates or the assumptions on which they are based. We have assumed that there has been no material change in the respective assets, financial condition, results of operations, business or prospects of WBC and HFC since the date of the most recent financial data made available to us. We have also assumed in all respects material to our analysis that WBC and HFC would remain as a going concern for all periods relevant to our analyses. We express no opinion as to any of the legal, accounting and tax matters relating to the Merger and any other transactions contemplated in connection therewith.

Our analyses and opinion are necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect our views. We have not undertaken to update, revise, reaffirm or withdraw this letter or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to the prices at which the common stock of WBC and HFC may trade at any time.

We have acted as WBC’s financial advisor in connection with the Merger and a significant portion of our fees are contingent upon the closing of the Merger. We also will receive a fee from WBC for providing this opinion. WBC has also agreed to indemnify us against certain liabilities arising out of our engagement. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to WBC and HFC and their affiliates. We may also actively trade the debt securities of WBC and HFC or their affiliates for our own account and for the accounts of our customers. We render no opinion as to the value of HFC’s common stock when such stock is actually received by shareholders of the WBC.

This letter is directed to the Board of Directors of WBC in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of WBC as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to holders of WBC common stock and does not address the underlying business decision of WBC to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for WBC or the effect of any other transaction in which WBC might engage. This opinion shall not be reproduced or used for used for any other purposes, without Sandler O’Neill’s prior written consent. This Opinion has been approved by Sandler O’Neill’s fairness opinion committee. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by WBC’s officers, directors, or employees, or class of such persons, relative to the compensation to be received in the Merger by any other shareholders of WBC. The Board of Directors did not direct Sandler O’Neill to, and Sandler O’Neill did not, solicit interest from potential buyers for WBC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of WBC common stock from a financial point of view.

Very truly yours,

Appendix D

WASHINGTON BUSINESS CORPORATION ACT, RCW CHAPTER 23B.13 – DISSENTERS’ RIGHTS

23B.13.010

Definitions.

As used in this chapter:

(1) “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(2) “Dissenter” means a shareholder who is entitled to dissent from corporate action under RCW 23B.13.020 and who exercises that right when and in the manner required by RCW 23B.13.200 through 23B.13.280.

(3) “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(4) “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(5) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(6) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(7) “Shareholder” means the record shareholder or the beneficial shareholder.

23B.13.020

Right to dissent.

(1) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(a) A plan of merger, which has become effective, to which the corporation is a party (i) if shareholder approval was required for the merger by RCW 23B.11.030, 23B.11.080, or the articles of incorporation, and the shareholder was entitled to vote on the merger, or (ii) if the corporation was a subsidiary that has been merged with its parent under RCW 23B.11.040;

(b) A plan of share exchange, which has become effective, to which the corporation is a party as the corporation whose shares have been acquired, if the shareholder was entitled to vote on the plan;

(c) A sale or exchange, which has become effective, of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder was entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

(d) An amendment of the articles of incorporation, whether or not the shareholder was entitled to vote on the amendment, if the amendment effects a redemption or cancellation of all of the shareholder’s shares in exchange for cash or other consideration other than shares of the corporation; or

(e) Any corporate action approved pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(2) A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this chapter may not challenge the corporate action creating the shareholder’s entitlement unless the action fails to comply with the procedural requirements imposed by this title, RCW 25.10.831 through 25.10.886, the articles of incorporation, or the bylaws, or is fraudulent with respect to the shareholder or the corporation.

(3) The right of a dissenting shareholder to obtain payment of the fair value of the shareholder’s shares shall terminate upon the occurrence of any one of the following events:

(a) The proposed corporate action is abandoned or rescinded;

(b) A court having jurisdiction permanently enjoins or sets aside the corporate action; or

(c) The shareholder’s demand for payment is withdrawn with the written consent of the corporation.

23B.13.030

Dissent by nominees and beneficial owners.

(1) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one person and delivers to the corporation a notice of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the dissenter dissents and the dissenter’s other shares were registered in the names of different shareholders.

(2) A beneficial shareholder may assert dissenters’ rights as to shares held on the beneficial shareholder’s behalf only if:

(a) The beneficial shareholder submits to the corporation the record shareholder’s consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights, which consent shall be set forth either (i) in a record or (ii) if the corporation has designated an address, location, or system to which the consent may be electronically transmitted and the consent is electronically transmitted to the designated address, location, or system, in an electronically transmitted record; and

(b) The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

23B.13.200

Notice of dissenters’ rights.

(1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted for approval by a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

(2) If corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted for approval without a vote of shareholders in accordance with RCW 23B.07.040, the shareholder consent described in RCW 23B.07.040(1)(b) and the notice described in RCW 23B.07.040(3)(a) must include a statement that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

23B.13.210

Notice of intent to demand payment.

(1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights must (a) deliver to the corporation before the vote is taken notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed corporate action is effected, and (b) not vote such shares in favor of the proposed corporate action.

(2) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted for approval without a vote of shareholders in accordance with RCW 23B.07.040, a shareholder who wishes to assert dissenters’ rights must not execute the consent or otherwise vote such shares in favor of the proposed corporate action.

(3) A shareholder who does not satisfy the requirements of subsection (1) or (2) of this section is not entitled to payment for the shareholder’s shares under this chapter.

23B.13.220

Dissenters’ rights – Notice.

(1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is approved at a shareholders’ meeting, the corporation shall within ten days after the effective date of the corporate action deliver to all shareholders who satisfied the requirements of RCW 23B.13.210(1) a notice in compliance with subsection (3) of this section.

(2) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is approved without a vote of shareholders in accordance with RCW 23B.07.040, the notice delivered pursuant to RCW 23B.07.040(3)(b) to shareholders who satisfied the requirements of RCW 23B.13.210(2) shall comply with subsection (3) of this section.

(3)	Any notice under subsection (1) or (2) of this section must:

(a) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(c) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the notice in subsection (1) or (2) of this section is delivered; and

(e) Be accompanied by a copy of this chapter.

23B.13.230

Duty to demand payment.

(1) A shareholder sent a notice described in RCW 23B.13.220 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to RCW 23B.13.220(2)(c), and deposit the shareholder’s certificates, all in accordance with the terms of the notice.

(2) The shareholder who demands payment and deposits the shareholder’s share certificates under subsection (1) of this section retains all other rights of a shareholder until the proposed corporate action is effected.

(3) A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the notice, is not entitled to payment for the shareholder’s shares under this chapter.

23B.13.240

Share restrictions.

(1) The corporation may restrict the transfer of uncertificated shares from the date the demand for payment under RCW 23B.13.230 is received until the proposed corporate action is effected or the restriction is released under RCW 23B.13.260.

(2) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until the effective date of the proposed corporate action.

23B.13.250

Payment.

(1) Except as provided in RCW 23B.13.270, within thirty days of the later of the effective date of the proposed corporate action, or the date the payment demand is received, the corporation shall pay each dissenter who complied with RCW 23B.13.230 the amount the corporation estimates to be the fair value of the shareholder’s shares, plus accrued interest.

(2) The payment must be accompanied by:

(a) The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(b) An explanation of how the corporation estimated the fair value of the shares;

(c) An explanation of how the interest was calculated;

(d) A statement of the dissenter’s right to demand payment under RCW 23B.13.280; and

(e) A copy of this chapter.

23B.13.260

Failure to take corporate action.

(1) If the corporation does not effect the proposed corporate action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares.

(2) If after returning deposited certificates and releasing transfer restrictions, the corporation wishes to effect the proposed corporate action, it must send a new dissenters’ notice under RCW 23B.13.220 and repeat the payment demand procedure.

23B.13.270

After-acquired shares.

(1) A corporation may elect to withhold payment required by RCW 23B.13.250 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2) To the extent the corporation elects to withhold payment under subsection (1) of this section, after the effective date of the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under RCW 23B.13.280.

23B.13.280

Procedure if shareholder dissatisfied with payment or offer.

(1) A dissenter may deliver a notice to the corporation informing the corporation of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due, and demand payment of the dissenter’s estimate, less any payment under RCW 23B.13.250, or reject the corporation’s offer under RCW 23B.13.270 and demand payment of the dissenter’s estimate of the fair value of the dissenter’s shares and interest due, if:

(a) The dissenter believes that the amount paid under RCW 23B.13.250 or offered under RCW 23B.13.270 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

(b) The corporation fails to make payment under RCW 23B.13.250 within sixty days after the date set for demanding payment; or

(c) The corporation does not effect the proposed corporate action and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

(2) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand under subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter’s shares.

23B.13.300

Court action.

(1) If a demand for payment under RCW 23B.13.280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2) The corporation shall commence the proceeding in the superior court of the county where a corporation’s principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(4) The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this chapter. If the court determines that such shareholder has not complied with the provisions of this chapter, the shareholder shall be dismissed as a party.

(5) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(6) Each dissenter made a party to the proceeding is entitled to judgment (a) for the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation, or (b) for the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under RCW 23B.13.270.

23B.13.310

Court costs and counsel fees.

(1) The court in a proceeding commenced under RCW 23B.13.300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under RCW 23B.13.280.

(2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of RCW 23B.13.200 through 23B.13.280; or

(b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by chapter 23B.13 RCW.

(3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20.	Indemnification of Directors and Officers.

The registrant, Heritage Financial Corporation (“Heritage” or the “Registrant”), is organized under the Washington Business Corporation Act (the “WBCA”) which, in general, empowers Washington corporations to indemnify a person made a party to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another enterprise, against expenses, including attorney’s fees, judgments, amounts paid in settlements, penalties and fines actually and reasonably incurred in connection therewith if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders and, with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful. Washington corporations may not indemnify a person in connection with such proceedings if the person was adjudged to have received an improper personal benefit.

The WBCA also empowers Washington corporations to provide similar indemnity to such a person in connection with actions or suits by or in the right of the corporation if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the interests of the corporation or its shareholders, unless the person was adjudged liable to the corporation.

If authorized by the articles of incorporation of a Washington corporation or by its shareholders, a Washington corporation may indemnify and advance expenses to the persons described above without regard to the limitations described above, provided that such indemnity will not cover acts or omissions of the person finally adjudged to be intentional misconduct or a knowing violation of law, conduct finally adjudged to involve a violation of WBCA Section 310 (related to certain unlawful distributions), and any transaction with respect to which it was finally adjudged that the person received a benefit to which such person was not legally entitled.

The WBCA also permits a Washington corporation to purchase and maintain on behalf of such person insurance against liabilities incurred in such capacities. Heritage has obtained a policy of directors’ and officers’ liability insurance. The WBCA further permits a Washington corporation to include provisions in its articles of incorporation that eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for conduct as a director. However, such provisions may not eliminate or limit the liability of a director for any of the following: (i) acts or omissions that involve intentional misconduct by a director or a knowing violation of law by a director; (ii) conduct violating WBCA Section 310; or (iii) any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled.

Heritage’s Articles of Incorporation

Article 16 of Heritage’s Articles of Incorporation provides that Heritage will reimburse and indemnify the directors and officer-directors of Heritage and its subsidiaries for judgments, penalties or penalty taxes, fines, settlements and reasonable expenses, including attorneys’ fees actually incurred by such person in connection with any action, suit or proceeding by reason of the fact that such person is or was a director or officer-director unless the liability and expenses were on account of conduct finally adjudged to be egregious conduct as defined in the Articles of Incorporation. In addition, Article 16 provides that the directors and officer-directors of Heritage shall not be personally liable for monetary damages to Heritage for conduct as a director or officer-director unless the conduct is finally adjudged to be egregious conduct as defined in the Articles of Incorporation. The Articles of Incorporation define “egregious conduct” as conduct falling under any of items (i) – (iii) of the immediately preceding paragraph, for which the liability of a director cannot be eliminated or limited under the WBCA.

Item 21.	Exhibits and Financial Statement Schedules.

(a)	Exhibits. See Exhibit Index

(b)	Financial Statement Schedules. Not applicable.

(c)	Reports, Opinions or Appraisals.

(i)	Opinion of D.A. Davidson & Co. (included as Appendix B to the joint proxy statement/prospectus contained in this Registration Statement).

(ii)	Opinion of Sandler O’Neill & Partners, L.P., (included as Appendix C to the joint proxy statement/prospectus contained in this Registration Statement).

Item 22.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(d) The undersigned Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Olympia, State of Washington, on February 27, 2014.

HERITAGE FINANCIAL CORPORATION

By:	/s/ Brian L. Vance
Brian L. Vance President and Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ Brian L. Vance Brian L. Vance	President and Chief Executive Officer (Principal Executive Officer)	February 27, 2014

/s/ Donald J. Hinson* Donald J. Hinson	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 27, 2014

/s/ Donald V. Rhodes* Donald V. Rhodes	Chairman of the Board	February 27, 2014

/s/ David H. Brown* David H. Brown	Director	February 27, 2014

/s/ Brian S. Charneski* Brian S. Charneski	Director	February 27, 2014

/s/ Gary B. Christensen Gary B. Christensen**	Director	February 27, 2014

/s/ John A. Clees* John A. Clees	Director	February 27, 2014

/s/ Kimberly T. Ellwanger* Kimberly T. Ellwanger	Director	February 27, 2014

/s/ Daryl D. Jensen* Daryl D. Jensen	Director	February 27, 2014

/s/ Jeffrey S. Lyon* Jeffrey S. Lyon	Director	February 27, 2014

/s/ Ann Watson* Ann Watson	Director	February 27, 2014

*	By power of attorney dated December 20, 2013.
**	By power of attorney dated January 24, 2014.

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of October 23, 2013, by and between Heritage Financial Corporation (“Heritage”) and Washington Banking Company (included as Appendix A to the accompanying proxy statement-prospectus and incorporated herein by reference).

3.1	Articles of Incorporation of Heritage, as amended (incorporated herein by reference to Exhibit 3.1(B) included in the Current Report on Form 8-K dated May 18, 2010 and Exhibit 3.1 included in the Current Report on Form 8-K dated November 25, 2008 (File No. 0-29480)).

3.2	Bylaws of Heritage, as amended (incorporated herein by reference to Exhibit 3.01 included in the Current Report on Form 8-K dated November 29, 2007 (File No. 0-29480)).

3.3	Form of Bylaw amendment to include new Article 9 regarding corporate governance matters.*

4.1	Certificate of Heritage’s common stock (incorporated herein by reference to Exhibit 4.0 to Heritage’s Registration Statement on Form S-1 (No. 333-35573)).

5.1	Opinion of Breyer & Associates PC as to the legality of the securities being registered.*

8.1	Opinion of Lane Powell PC. as to certain federal income tax matters.*

8.2	Opinion of Silver, Freedman, Taff & Tiernan, L.L.P. as to certain federal income tax matters.*

10.1	Consulting Agreement by and between Heritage and John L. Wagner.*

10.2	Employment Agreement by and Between Heritage Bank and Bryan McDonald.*

10.3	Employment Agreement by and Between Heritage Bank and Edward Eng.*

23.1	Consent of KPMG LLP.

23.2	Consent of Crowe Horwath LLP.

23.3	Consent of Moss Adams LLP.

23.4	Consent of Breyer & Associates PC (included in opinion filed as Exhibit 5.1).*

23.5	Consent of Lane Powell PC (included in opinion filed as Exhibit 8.1).*

23.6	Consent of Silver, Freedman, Taff & Tiernan, L.L.P. (included in opinion filed as Exhibit 8.2).*

24.1	Powers of Attorney (included as part of signature page).*

99.1	Form of proxy card of Heritage.*

99.2	Form of proxy card of Washington Banking Company.*

99.3	Consent of D.A. Davidson & Co.*

99.4	Consent of Sandler O’Neill & Partners, L.P.*

99.5	Consent of Anthony B. Pickering.*

99.6	Consent of Rhoda L. Altom.*

99.7	Consent of Mark D. Crawford.*

99.8	Consent of Deborah J. Gavin.*

99.9	Consent of Jay T. Lien.*

99.10	Consent of Gragg E. Miller.*

99.11	Consent of Robert T. Severns.*

*	Previously filed.